'33 Act File No. 333-140608
'40 Act File No. 811-21697
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

REGISTRATION UNDER THE SECURITIES ACT OF 1933
Pre-effective Amendment No. 1	☑
Post-effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 12	☑
(Check appropriate box or boxes.)

NATIONWIDE VL SEPARATE ACCOUNT-G
(Exact Name of Registrant)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(Name of Depositor)

One Nationwide Plaza
Columbus, Ohio 43215
(Address of Depositor’s Principal Executive Offices)  (Zip Code)

Depositor’s Telephone Number, including Area Code:  (614) 249-7111

Thomas E. Barnes
VP and Secretary
One Nationwide Plaza
Columbus, Ohio 43215-2220
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:   As soon as practicable after the effectiveness of registration statement.  July 19, 2007 requested.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Nationwide MarathonSM VUL

Flexible Premium Variable Universal Life Insurance Policies

issued by

Nationwide Life and Annuity Insurance Company

through

Nationwide VL Separate Account-G

The date of this prospectus is July 19, 2007

PLEASE KEEP THIS PROSPECTUS FOR FUTURE REFERENCE

Variable life insurance is complex, and this prospectus is designed to help you become as fully informed as possible in making your decision to purchase or not to purchase this variable life insurance policy.  We encourage you to take the time to understand the policy, its potential benefits and risks, and how it might or might not benefit you.  In consultation with your financial adviser, you should use this prospectus to compare the benefits and risks of this policy against those of other life insurance policies and alternative investment instruments. This policy provides for a non-guaranteed persistency credit.  Policy expenses for products that may pay a persistency credit may be greater than policy charges for products that do not.

Please read this entire prospectus and consult with a trusted financial adviser.  If you have policy-specific questions or need additional information, contact us.  Also, contact us for free copies of the prospectuses for the mutual funds available in the policy.

Telephone:	1-800-547-7548
TDD:	1-800-238-3035
Internet:	www.nationwide.com
U.S. Mail:	Nationwide Life and Annuity Insurance Company
5100 Rings Road, RR1-04-D4
Dublin, OH 43017-1522

You should read your policy along with this prospectus.  This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made.

These securities have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

This policy is NOT: FDIC insured; a bank deposit; available in every state; or insured or endorsed by a bank or any federal government agency.
This policy MAY decrease in value to the point of being valueless.

The purpose of this policy is to provide life insurance protection for the beneficiary that you name.  If your primary need is not life insurance protection, then purchasing this policy may not be in your best interests.  We make no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

In thinking about buying this policy to replace existing life insurance, please carefully consider its advantages versus those of the policy you intend to replace, as well as any replacement costs.  As always, consult your financial adviser.

Not all terms, conditions, benefits, programs, features and investment options are available or approved for use in every state.

We offer a variety of variable universal life policies.  Despite offering substantially similar features and investment options, certain policies may have lower overall charges than others, including this policy.  These differences in charges may be attributable to differences in sales and related expenses incurred in one distribution channel versus another.

Table of Contents
Page
In Summary: Policy Benefits	1
In Summary: Policy Risks	2
In Summary: Fee Tables	4
Policy Investment Options	8
Fixed Investment Options
Variable Investment Options
Valuation of Accumulation Units
How Sub-Account Investment Experience is Determined
Transfers Among and Between the Policy Investment Options	11
Sub-Account Transfers
Fixed Investment Option Transfers
Submitting a Transfer Request
The Policy	13
Generally
Policy Owner and Beneficiaries
Purchasing a Policy
Right to Cancel (Examination Right)
Premium Payments
Cash Value
Changing the Amount of Insurance Coverage
Right of Conversion
Exchanging the Policy
Terminating the Policy
Assigning the Policy
Reminders, Reports, and Illustrations
Standard Policy Charges	17
Sales Load
Premium Taxes
Short-Term Trading Fees
Illustration Charge
Partial Surrender Fee
Surrender Charges
Cost of Insurance Charge
Mortality and Expense Risk Charge
Administrative Per Policy Charge
Underwriting and Distribution Charge
Reduction of Charges
A Note on Charges
Information on Underlying Mutual Fund Payments
Policy Riders and Rider Charges	22
Policy Guard Rider
Long-term Care Rider
Premium Waiver Rider
Additional (insurance) Protection Rider
Wealth Guard Rider
Policy Owner Services	30
Dollar Cost Averaging
Asset Rebalancing
Nationwide Allocation Architect
Policy Loans	33
Loan Amount and Interest Charged
Collateral and Interest Earned
Net Effect on Policy Loans
Repayment

Table of Contents (continued)
Page
Lapse	33
Guaranteed Policy Continuation Provision
Grace Period
Reinstatement
Surrenders	35
Full Surrender
Partial Surrender
The Death Benefit	35
Calculation of the Death Benefit
Death Benefit Options
The Minimum Required Death Benefit
Changes in the Death Benefit Option
Incontestability
Suicide
Policy Maturity	37
Extending the Maturity Date
Payment of Policy Proceeds	37
Life Income with Payments Guaranteed Option
Joint and Survivor Life Option
Life Income Option
Taxes	38
Types of Taxes
Buying the Policy
Investment Gain in the Policy
Periodic Withdrawals, Non-Periodic Withdrawals, and Loans
Surrendering the Policy
Withholding
Exchanging the Policy for Another Life Insurance Policy
Taxation of Death Benefits
Terminal Illness
Special Considerations for Corporations
Taxes and the Value of Your Policy
Business Uses of the Policy
Non-Resident Aliens and Other Persons Who are not Citizens of the United States
Tax Changes
Nationwide Life and Annuity Insurance Company	44
Nationwide VL Separate Account-G	44
Organization, Registration, and Operation
Addition, Deletion, or Substitution of Mutual Funds
Voting Rights
Compensation Paid to Insurance Agents Selling this Product	45
Direct Compensation
Indirect Compensation
Legal Proceedings	46
Nationwide Life and Annuity Insurance Company
Nationwide Investment Services Corporation
Financial Statements	48
Appendix A: Sub-Account Information	49
Appendix B: Definitions	57
Appendix C: Surrender Charge Examples	59

Appendix B defines certain words and phrases used in this prospectus.

In Summary: Policy Benefits

Death Benefit

The primary benefit of your policy is life insurance coverage. While the policy is In Force, we will pay the Proceeds to your beneficiary when the Insured dies.

Your Choice of Death Benefit Options

Option One: The Death Benefit is the greater of the Specified Amount or the Minimum Required Death Benefit under federal tax law.

Option Two: The Death Benefit is the greater of the Specified Amount plus the Cash Value or the Minimum Required Death Benefit under federal tax law.

Option Three: The Death Benefit is the greater of the Specified Amount plus accumulated Premium payments (less any partial surrenders) or the Minimum Required Death Benefit under federal tax law.

Choice of Policy Proceeds

You or your beneficiary may choose to receive the Policy Proceeds in a lump sum, or a variety of options that will pay out over time.

Coverage Flexibility

Subject to conditions, you may choose to:

•	change the Death Benefit option;
•	increase or decrease the Specified Amount;
•	change your beneficiaries; and
•	change who owns the policy.

Continuation of Coverage is Guaranteed

Your policy will remain In Force during the policy continuation period as long as you pay the Policy Continuation Premium Amount.

Access to Cash Value

Subject to conditions, you may:

•
Take a policy loan of no more than 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the fixed investment options less any Surrender Charge.  The minimum loan amount is $200.

•	Take a partial surrender of at least $200.

•
Surrender the policy for its Cash Surrender Value at any time while the Insured is alive.  The Cash Surrender Value will be the Cash Value, less Indebtedness, and less the Surrender Charge.  You may choose to receive the Cash Surrender Value in a lump sum or over time.

Premium Flexibility

You will select a Premium payment plan for the policy.  Within limits, you may vary the frequency and amount of Premium payments, and you might even be able to skip making a Premium payment.

Investment Options

You may choose to allocate your Net Premiums to fixed or variable investment options.

The policy currently offers two fixed investment options, both of which will earn interest daily at an annual effective rate of at least 3%.  The Long Term Fixed Account may earn a higher interest rate than the Fixed Account, but will also be subject to greater transfer restrictions.

The variable investment options offered under the policy are mutual funds designed to be the underlying investment options of variable insurance products.  Nationwide VL Separate Account-G contains one Sub-Account for each of the mutual funds offered in the policy.  Your variable account Cash Value will depend on the Investment Experience of the Sub-Accounts you choose.

Transfers Between and Among Investment Options

You may transfer between the fixed and variable investment options, subject to conditions.  You may transfer among the Sub-Accounts within limits.   We have implemented procedures intended to reduce the potentially detrimental impact that disruptive trading has on Sub-Account Investment Experience.  We also offer dollar cost averaging, an automated investment strategy that spreads out transfers over time to try to reduce the investment risks of market fluctuations.

Taxes

Unless you make a withdrawal, generally, you will not be taxed on any earnings of the policy.  This is known as tax deferral.  Also, your beneficiary generally will not have to include the Proceeds as taxable income.  Unlike other variable insurance products Nationwide offers, these Flexible Premium Variable Universal Life Insurance Policies do not require distributions to be made before the Insured's death.

Assignment

You may assign the policy as collateral for a loan or another obligation while the Insured is alive.

Examination Right

For a limited time, you may cancel the policy and receive a refund.  When you cancel the policy during your examination right, we refund either your Premium or the sum of the Cash Value and any previous policy charges assessed, depending on the state in which the policy is issued.

Riders

You may purchase one or more of the available Riders.  Rider availability varies by state and there may be an additional charge.  Riders available:

•	Policy Guard Rider
•	Long-term Care Rider
•	Premium Waiver Rider
•	Additional (insurance) Protection Rider
•	Wealth Guard Rider

In Summary: Policy Risks

Improper Use

Variable universal life insurance is not suitable as an investment vehicle for short-term savings.  It is designed for long-term financial planning.  You should not purchase the policy if you expect that you will need to access its Cash Value in the near future because substantial Surrender Charges will apply in the first several policy years.

Unfavorable Investment Experience

The Sub-Accounts you choose may not generate a sufficient return to keep the policy from Lapsing.  Poor Investment Experience could cause the Cash Value of your policy to decrease, which could result in a Lapse of insurance coverage.

Effect of Partial Surrenders and Policy Loans on Investment Returns

Partial surrenders or policy loans may accelerate a Lapse in insurance coverage.  When you take a partial surrender or policy loan, the Cash Value of your policy is reduced and you lose the ability to generate investment return on the surrendered/loaned amounts.  Thus, the remainder of your policy's Cash Value would have to generate enough investment return to cover policy and Sub-Account charges to keep the policy In Force (at least until you repay the policy loan or make another Premium payment).  Partial surrenders will also decrease the Death Benefit.  The policy does have a Grace Period and the opportunity to reinstate insurance coverage.  Under certain circumstances, however, the policy could terminate without value and insurance coverage would cease.

Reduction of the Death Benefit

A partial surrender could, and a policy loan would, decrease the policy’s Death Benefit, depending on how the Death Benefit option relates to the policy’s Cash Value.

Adverse Tax Consequences

Existing federal tax laws that benefit this policy may change at any time.  These changes could alter the favorable federal income tax treatment the policy enjoys, such as the deferral of taxation on the gains in the policy's Cash Value and the exclusion from taxable income of the Proceeds we pay to the policy's Beneficiary.  Partial and full surrenders from the policy may be subject to taxes.  The income tax treatment of the surrender of Cash Value is different in the event the policy is treated as a modified endowment contract under the Code.  Generally, tax treatment on modified endowment contracts will be less favorable when compared to having the policy treated as a life insurance contract.  Consult a qualified tax adviser on all tax matters involving your policy.

The proceeds of a life insurance contract are includible in the insured's gross estate for federal income tax purposes if either (a) the proceeds are payable to the executor of the estate of the insured, or (b) the insured, at any time within 3 years prior to his or her death, possessed any incident of ownership in the policy.  For this purpose, the Treasury Regulations provide that the term" incident of ownership" is to construed very broadly, and includes any right that the insured may have with respect to the economic benefits in the policy, such as the power to change the beneficiary, surrender or cancel the policy, assign (or revoke the assignment if) the policy, pledge the policy for a loan, obtain a loan against the surrender value of the contract, etc. Consult a qualified tax adviser on all tax matters involving your policy.

Fixed Investment Option Transfer Restrictions and Limitations

We will not honor a request to transfer Cash Value to or from a fixed investment option until after the first policy year.  After the first policy year, we will only honor a transfer request from a fixed investment option that is made within 30 days of the end of a calendar quarter, but not within 12 months of a previous request.  We may also limit what percentage of Cash Value, fixed investment option value, or variable account value that you may transfer to or from a fixed investment option.

Sub-Account Limitations

Frequent trading among the Sub-Accounts may dilute the value of Accumulation Units, cause the Sub-Account to incur higher transaction costs, and interfere with the Sub-Accounts' ability to pursue their stated investment objectives.  This could result in lower Investment Experience and Cash Value.  Some mutual funds held by the Sub-Accounts assess a short-term trading fee in order to minimize the potentially adverse effects of short-term trading on the mutual fund.  We have instituted procedures to minimize disruptive transfers.  While we expect these procedures to reduce the adverse effect of disruptive transfers, we cannot ensure that we have eliminated these risks.

Sub-Account Investment Risk

A comprehensive discussion of the risks of the mutual funds held by each Sub-Account may be found in each mutual fund's prospectus.  Read each mutual fund's prospectus before investing.

In Summary: Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy.  Fees in this table may be rounded to the hundredth decimal.  The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer Cash Value between investmentoptions.
Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Sales Load[1]	Upon making a Premium payment	Maximum: $25 from each $1,000 of Premium	Currently: $5 from each $1,000 of Premium
Premium Taxes[1]	Upon making a Premium payment	$35 from each $1,000 of Premium
Short-Term Trading Fee[2]	Upon transfer of Sub-Account value out of a Sub-Account within 60 days after allocation to that Sub-Account	1% of the amount transferred from the Sub-Account within 60 days of allocation to that Sub-Account
Illustration Charge[3]	Upon requesting an illustration	Maximum: $25	Currently: $0
Partial Surrender Fee	Upon a partial surrender	Maximum: lesser of $25 or 2% of the amount surrendered, from the policy's Cash Value	Currently: $0
Surrender Charge[4]	Upon surrender, policy Lapse, or certain Specified Amount decreases[5]	Maximum: [6] $55.95 per $1,000 of Specified Amount from the policy's Cash Value	Minimum: [7] $5.04 per $1,000 of Specified Amount from the policy's Cash Value
Representative: an age 35 male non-tobacco select preferred with a Specified Amount of $500,000 and a complete surrender of the policy in the first year	Upon surrender or policy Lapse	$9.65 per $1,000 of Specified Amount from the policy's Cash Value
Policy Guard Rider Charge[8]	Upon invoking the Rider	Maximum: $42.50 per $1,000 of Cash Value	Minimum: $1.50 per $1,000 of Cash Value
Representative: an Attained Age 85 Insured with a Cash Value of $500,000	Upon invoking the Rider	$32 per $1,000 of Cash Value
Representative costs may vary from the cost you would incur.  Ask for an illustration or see the Policy Data Page for more information on the costs applicable to your policy.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including mutual fund operating expenses.

Periodic Charges Other Than Mutual Fund Operating Expenses[9]
Charge	When Charge is Deducted	Amount Deducted From Cash Value
Cost of Insurance Charge[10]	Monthly	Maximum: $83.33 per $1,000 of Net Amount At Risk	Minimum: $0.03 per $1,000 of Net Amount At Risk
Representative: an age 35 male non-tobacco select preferred with a Specified Amount of $500,000 and Death Benefit Option One	Monthly	$0.11 per $1,000 of Net Amount At Risk
Mortality and Expense Risk Charge[11]	Monthly	Maximum: an annualized rate of $6.00 per $1,000 of all variable Cash Value for all policy years
Administrative Per Policy Charge	Monthly	Maximum: $20 per policy	Currently: $10 per policy
Underwriting and Distribution Charge[12]	Monthly	Maximum: $0.20 per $1,000 of Specified Amount (but not more than $50)	Currently: $0.10 per $1,000 of Specified Amount (but not more than $25)
Policy Loan Interest Charge[13]	Annually	Maximum: $39 per $1,000 of outstanding policy loan	Currently: $39 per $1,000 of outstanding policy loan

Representative costs may vary from the cost you would incur.  Ask for an illustration or see the Policy Data Page for more information on the costs applicable to your policy.

Periodic Charges Other Than Mutual Fund Operating Expenses For Riders[14]
Rider Charge	When Rider Charge is Deducted	Amount Deducted from Cash Value
Long-term Care Rider Charge[15]	Monthly	Maximum: $28.65 per $1,000 of Rider Net Amount At Risk	Minimum: $0.02 per $1,000 of Rider Net Amount At Risk
Representative: an age 35 male non-tobacco select preferred	Monthly	$0.02 per $1,000 of Rider Net Amount At Risk
Premium Waiver Rider Charge[16]	Monthly	Maximum: $315 per $1,000 of Premium Waiver Benefit	Minimum: $42 per $1,000 of Premium Waiver Benefit
Representative: an age 35 male non-tobacco select preferred	Monthly	$42 per $1,000 of Premium Waiver Benefit
Additional (insurance) Protection Rider Charge[17]	Monthly	Maximum: $83.33 per $1,000 of Rider Death Benefit	Minimum: $0.01 per $1,000 of Rider Death Benefit
Representative: an age 35 male non-tobacco select preferred with Rider Specified Amount of $250,000 and a Total Specified Amount of $500,000	Monthly	$0.02 per $1,000 of Rider Death Benefit
Wealth Guard Rider Option Charges:[18]
Wealth Guard Rider Charge – 85/85 Option	Monthly	Maximum: $1.25 per $1,000 of Cash Value	Currently: $0.96 per $1,000 of Cash Value
Wealth Guard Rider Charge – 100/85 Option	Monthly	Maximum: $1.25 per $1,000 of Cash Value	Currently: $0.96 per $1,000 of Cash Value

The next item shows the minimum and maximum total operating expenses, as of December 31, 2006, charged by the underlying mutual funds that you may pay periodically during the time that you own the policy.  More detail concerning each mutual fund's fees and expenses is contained in the mutual fund's prospectus.  Please contact us, at the telephone numbers or address on the first page of this prospectus, for free copies of the prospectuses for the mutual funds available under the policy.

Total Annual Mutual Fund Operating Expenses
Total Annual Mutual Fund Operating Expenses (expenses that are deducted from the mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses)	Minimum 0.10%	Maximum 11.49%

1 We deduct one charge comprised of the Sales Load and Premium Taxes.  On the Policy Data Page and throughout this prospectus, this combined charge is referred to as the Premium Load.

2 Short-Term Trading Fees are only assessed in connection with Sub-Accounts that correspond to underlying mutual funds that assess a short-term trading fee to the variable account.  Some underlying mutual funds may refer to short-term trading fees as "redemption fees."  Sub-Accounts that may assess a short-term trading fee are identified in with an "†" symbol in the "Variable Investment Options" section of this prospectus and in the Sub-Account descriptions provided in "Appendix A."

3 If we begin to charge for illustrations, you will be expected to pay the Illustration Charge in cash at the time of the request.  This charge will not be deducted from the policy's Cash Value.

4 The Surrender Charge decreases gradually each year after either the 2nd or 3rd policy anniversary, depending on the Insured's age at the time the policy is issued.  The Surrender Charge varies by policy based on individual characteristics of the person being Insured.

5 A Surrender Charge will be assessed for Specified Amount decreases that completely reverse one or more previous Specified Amount increases.

6 The maximum Surrender Charge calculation assumes: the Insured is a male, age 85, who uses tobacco; the Specified Amount is $500,000, a full surrender is taken during the first policy year; and the aggregate first year Premium exceeds the surrender target premium.

7 The minimum Surrender Charge calculation assumes: the Insured is a female, age 0; the Specified Amount is $500,000; is in effect; a full surrender is taken during the first policy year; and the aggregate first year Premium exceeds the surrender target premium.

8 The Policy Guard Rider Charge varies by policy based on Attained Age of the Insured and the policy's Cash Value.  This charge is deducted proportionally from the Sub-Accounts, the Fixed Account, and the Long Term Fixed Account.

9 Except for the Mortality and Risk Expense Charge which is only deducted proportionally from the Sub-Accounts, all charges described in the "Periodic Charges Other Than Mutual Fund Operating Expenses" table are taken proportionally from the Sub-Accounts, the Fixed Account, and the Long Term Fixed Account.

10 The Cost of Insurance Charge varies by policy based on individual characteristics of the person being insured.

11 The Mortality and Expense Risk Charge varies by policy based on the amount of the policy's Cash Value allocated to the Sub-Accounts and length of time the policy has been In Force.  The maximum Mortality and Expense Risk Charge shown in the table is shown on an annualized basis and reflects the maximum that may be charged in any policy year based on any dollar amount allocated to the variable Sub-Accounts.  Currently, the maximum is only charged during the first ten policy years when Cash Value allocated to the variable Sub-Accounts is $25,000 or less.  On a current basis, the Mortality and Expense Risk Charge will decrease the longer your policy remains In Force and/or as greater amounts of Cash Value are allocated to the variable Sub-Accounts.  For a complete schedule of the current charges by length of time the policy has been In Force and variable Sub-Account Cash Value, see the "Mortality and Risk Expense Charge" section of this prospectus.

12 The Underwriting and Distribution Charge varies by policy based on the total Specified Amount and length of time the policy has been In Force.  The Underwriting and Distribution Charge lasts for 10 policy years for the initial Specified Amount, and lasts for 10 years from the effective date of any increase in the Specified Amount.

13  For more information, see the "Net Effect of Policy Loans" section of this prospectus.

14 All charges described in the "Periodic Charges Other Than Mutual Fund Operating Expenses For Riders" table are taken proportionally from the Sub-Accounts, the Fixed Account, and the Long Term Fixed Account.

15 The Long-term Care Rider Charge varies by policy based on individual characteristics of the person being insured.

16 The Premium Waiver Rider Charge varies by policy based on the premium waiver benefit elected and individual characteristics of the person being insured.  The maximum and minimum charges shown in the table assume monthly Premium payments of $1,000.

17 The Additional (insurance) Protection Rider Charge varies by policy based on individual characteristics of the person being insured.  The monthly charge is a product of the Rider’s monthly cost of insurance rate and the Rider Death Benefit.

18 The Wealth Guard Rider Option Charges, under either option, are calculated monthly based on the value of the Cash Value after the monthly deduction for the Mortality and Expense Risk charge.

Policy Investment Options

You designate how your Net Premium payments are allocated among the Sub-Accounts and/or the fixed investment options.  Allocation instructions must be in whole percentages and the sum of the allocations must equal 100%.

Fixed Investment Options

There are currently two fixed investment options available under the policy: the Fixed Account and the Long Term Fixed Account.  Net Premium that you allocate to either fixed investment option is held in the corresponding fixed account, which is part of our general account.

The general account is not subject to the same laws as the separate account and the SEC has not reviewed the disclosures in this prospectus relating to the fixed investment options.

The general account contains all of our assets other than those in the separate accounts, and funds the fixed investment options.  These assets are subject to our general liabilities from business operations and are used to support our insurance and annuity obligations.  We bear the full investment risk for all amounts allocated to the fixed investment options.  The amounts you allocate to a fixed investment option will not share in the investment performance of our general account.  Rather, the investment income you earn on your allocations will be based on varying interest crediting rates that we set.

We guarantee that the amounts you allocate to a fixed investment option will be credited interest daily at a net effective annual interest rate of no less than the interest crediting rate shown on the Policy Data Page.  Interest crediting rates are set at the beginning of each calendar quarter.  We will credit any interest in excess of the guaranteed interest crediting rate at our sole discretion.  You assume the risk that the actual interest crediting rate may not exceed the guaranteed interest crediting rate.  Premiums applied to the policy at different times may receive different interest crediting rates.  The interest crediting rate may also vary for new Premiums versus Sub-Account transfers.  Interest that we credit to fixed investment options may be insufficient to pay the policy’s charges.

During any given time period, we anticipate that the interest crediting rate for the Long Term Fixed Account will be higher than the interest crediting rate for the Fixed Account.  However, the Long Term Fixed Account will have stricter transfer limitations.  For more information, see "Fixed Investment Option Transfers."

Variable Investment Options

The variable investment options available under the policy are Sub-Accounts that correspond to mutual funds that are registered with the SEC.  The mutual funds' registration with the SEC does not involve the SEC's supervision of the management or investment practices or policies of the mutual funds.  The mutual funds listed are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.

The Sub-Accounts available through this policy are listed below.  For more information on the mutual funds, please refer to "Appendix A: Sub-Account Information" or the prospectus for the mutual fund.

AIM Variable Insurance Funds
•	AIM V.I. Basic Value Fund: Series I Shares
•	AIM V.I. Capital Appreciation Fund: Series I Shares
•	AIM V.I. Capital Development Fund: Series I Shares
American Century Variable Portfolios, Inc.
•	American Century VP International Fund: Class III
•	American Century VP Mid Cap Value Fund: Class I
•	American Century VP Value Fund: Class I*
•	American Century VP Vista Fund: Class I
American Century Variable Portfolios II, Inc.
•	American Century VP Inflation Protection Fund: Class II
Dreyfus
•	Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
•	Dreyfus Stock Index Fund, Inc.: Initial Shares
•	Dreyfus Variable Investment Fund -Appreciation Portfolio: Initial Shares
Federated Insurance Series
•	Federated Market Opportunity Fund II: Service Shares
•	Federated Quality Bond Fund II: Primary Shares
Fidelity Variable Insurance Products Fund
•	VIP Equity-Income Portfolio: Service Class*
•	VIP Growth Portfolio: Service Class
•	VIP Overseas Portfolio: Service Class R†
Fidelity Variable Insurance Products Fund II
•	VIP Contrafund® Portfolio: Service Class
•	VIP Investment Grade Bond Portfolio: Service Class*
Fidelity Variable Insurance Products Fund III
•	VIP Mid Cap Portfolio: Service Class
Fidelity Variable Insurance Products Fund IV
•	VIP Energy Portfolio: Service Class 2†
•	VIP Freedom Fund 2010 Portfolio: Service Class
•	VIP Freedom Fund 2020 Portfolio: Service Class
•	VIP Freedom Fund 2030 Portfolio: Service Class
Franklin Templeton Variable Insurance Products Trust
•	Franklin Income Securities Fund: Class 2
•	Franklin Small Cap Value Securities Fund: Class 1
•	Templeton Developing Markets Securities Fund: Class 3†
•	Templeton Foreign Securities Fund: Class 3†
•	Templeton Global Income Securities Fund: Class 3†

Janus Aspen Series
•	Forty Portfolio: Service Shares
•	INTECH Risk-Managed Core Portfolio: Service Shares
•	International Growth Portfolio: Service II Shares†
Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust)
•	AMT Short Duration Bond Portfolio: I Class* (formerly, AMT Limited Maturity Bond Portfolio: I Class*)
M Fund, Inc.
•	Brandes International Equity Fund
•	Business Opportunity Value Fund
•	Frontier Capital Appreciation Fund
•	Turner Core Growth Fund
MFS® Variable Insurance Trust
•	MFS Value Series: Initial Class
Nationwide Variable Insurance Trust (“NVIT”) (formerly, Gartmore Variable Insurance Trust (“GVIT”))
•	American Funds NVIT Asset Allocation Fund: Class II
•	American Funds NVIT Bond Fund: Class II
•	American Funds NVIT Global Growth Fund: Class II
•	American Funds NVIT Growth Fund: Class II
•	American Funds NVIT Growth-Income Fund: Class II
•	Federated NVIT High Income Bond Fund: Class III*†
•	Gartmore NVIT Emerging Markets Fund: Class III†
•	Nationwide Multi-Manager NVIT Small Cap Growth Fund: Class I (formerly, GVIT Small Cap Growth Fund: Class I)
•	Nationwide Multi-Manager NVIT Small Cap Value Fund: Class I (formerly, GVIT Small Cap Value Fund: Class I)
•	Nationwide Multi-Manager NVIT Small Company Fund: Class I (formerly, GVIT Small Company Fund: Class I)
•	Nationwide NVIT Global Health Sciences Fund: Class III†
•	Nationwide NVIT Global Technology and Communications Fund: Class III†
•	Nationwide NVIT Government Bond Fund: Class I
•	Nationwide NVIT Investor Destinations Funds: Class II
➢	Nationwide NVIT Investor Destinations Conservative Fund: Class II
➢	Nationwide NVIT Investor Destinations Moderately Conservative Fund: Class II
➢	Nationwide NVIT Investor Destinations Moderate Fund: Class II
➢	Nationwide NVIT Investor Destinations Moderately Aggressive Fund: Class II
➢	Nationwide NVIT Investor Destinations Aggressive Fund: Class II
•	Nationwide NVIT Mid Cap Growth Fund: Class I
•	Nationwide NVIT Money Market Fund: Class I
•	Nationwide NVIT U.S. Growth Leaders Fund: Class I
•	NVIT International Index Fund: Class VI†
•	NVIT International Value Fund: Class III†
•	NVIT Mid Cap Index Fund: Class I
•	NVIT Nationwide® Fund: Class I
•	Van Kampen NVIT Comstock Value Fund: Class I*
•	Van Kampen NVIT Multi Sector Bond Fund: Class I*
Neuberger Berman Advisers Management Trust
•	AMT Fasciano Portfolio: S Class*
•	AMT International Portfolio: S Class†
•	AMT Regency Portfolio: S Class
•	AMT Socially Responsive Portfolio: I Class
Oppenheimer Variable Account Funds
•	Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
•	Oppenheimer Global Securities Fund/VA: Class 3†
•	Oppenheimer High Income Fund/VA: Class 3†
•	Oppenheimer Main Street Fund®/VA: Non-Service Shares
•	Oppenheimer Main Street Small Cap Fund®/VA: Non-Service Shares
T. Rowe Price Equity Series, Inc.
•	T. Rowe Price Blue Chip Growth Portfolio: Class II
•	T. Rowe Price Equity Income Portfolio: Class II
•	T. Rowe Price Limited Term Bond Portfolio: Class II
Van Kampen
  The Universal Institutional Funds, Inc.
•	Core Plus Fixed Income Portfolio: Class I*
•	U.S. Real Estate Portfolio: Class I

The following Sub-Account is only available in policies for which good order applications were received before May 1, 2007:

American Century Variable Portfolios, Inc.
•	American Century VP Ultra Fund: Class I

Effective May 1, 2007, the following Sub Account is no longer available to receive transfers or new premium payments:

Oppenheimer Variable Account Funds
•	Oppenheimer High Income Fund/VA: Non-Service Shares

*These underlying mutual funds may invest in lower quality debt securities commonly referred to as junk bonds.

†These underlying mutual funds assess a short-term trading fee.

Valuation of Accumulation Units

We account for the value of your interest in the Sub-Accounts by using Accumulation Units.  The number of Accumulation Units associated with a given Premium allocation is determined by dividing the dollar amount of Premium you allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account, which is determined at the end of the Valuation Period that the allocation was received.  The number of Accumulation Units a given Net Premium allocation purchases will not change.  However, the value of each Accumulation Unit will vary daily based on the Investment Experience of the mutual fund in which the Sub-Account invests.

On each day that the New York Stock Exchange ("NYSE") is open, each of the mutual funds in which the Sub-Accounts invest will determine its Net Asset Value ("NAV") per share.  We use each mutual fund's NAV to calculate the daily Accumulation Unit value for the corresponding Sub-Account.  Note, however, that the Accumulation Unit value will not equal the mutual fund's NAV, because the Accumulation Unit value will reflect the deduction of any transaction fees and periodic charges.  This daily Accumulation Unit valuation process is referred to as "pricing" the Accumulation Units.

We will price Accumulation Units on any day that the NYSE is open for business.  Any transaction that you submit on a day when the NYSE is closed will not be effective until the next day that the NYSE is open for business.  Accordingly, we will not price Accumulation Units on these recognized holidays:

●New Year's Day	●Independence Day
●Martin Luther King, Jr. Day	●Labor Day
●Presidents’ Day	●Thanksgiving
●Good Friday	●Christmas
●Memorial Day

In addition, we will not price Accumulation Units if:

(1)	trading on the NYSE is restricted;

(2)	an emergency exists making disposal or valuation of securities held in the separate account impracticable; or

(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.

SEC rules and regulations govern when the conditions described items (2) and (3) exist.

Any transactions that we receive after the close of the NYSE will be effective as of the next Valuation Period that the NYSE is open.

How Sub-Account Investment Experience is Determined

The number of Accumulation Units in your policy will not change unless you add, remove, or transfer Premium.  However, the value of those Accumulation Units will vary daily depending on the Investment Experience of the mutual fund in which the Sub-Account invests.  We account for these performance fluctuations by using a "net investment factor", as described below, in our daily Sub-Account valuation calculations.  Changes in the net investment factor may not be directly proportional to changes in the NAV of the mutual fund shares.

We determine the net investment factor for each Sub-Account on each Valuation Period by dividing (a) by (b), where:

(a)           is the sum of:

•	the NAV per share of the mutual fund held in the Sub-Account as of the end of the current Valuation Period; and

•	the per share amount of any dividend or income distributions made by the mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period); plus or minus

•
a per share charge or credit for any taxes reserved for as a result of the Sub-Account's investment operations if changes to the law result in a modification to the tax treatment of the separate account; and

(b)	is the NAV per share of the mutual fund determined as of the end of the immediately preceding Valuation Period.

At the end of each Valuation Period, we determine the Sub-Account's Accumulation Unit value.  The Accumulation Unit value for any Valuation Period is determined by multiplying the Accumulation Unit value as of the prior Valuation Period by the net investment factor for the Sub-Account for the current Valuation Period.

Transfers Among and Between the Policy Investment Options

Sub-Account Transfers

Policy owners may request transfers to or from the Sub-Accounts once per valuation day, subject to the terms and conditions described in this prospectus and the prospectuses of the underlying mutual funds.

Neither the policies nor the mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as "market-timing" or "short-term trading").  If you intend to use an active trading strategy, you should consult your registered representative and request information on other Nationwide policies that offer mutual funds that are designed specifically to support active trading strategies.

We discourage (and will take action to deter) short-term trading in this policy because the frequent movement between or among Sub-Accounts may negatively impact other investors in the policy.  Short-term trading can result in:

•	the dilution of the value of the investors' interests in the mutual fund;

•
mutual fund managers taking actions that negatively impact performance (i.e., keeping a larger portion of the mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this policy from the negative impact of these practices, we have implemented, or reserve the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies.  We cannot guarantee that our attempts to deter active trading strategies will be successful.  If active trading strategies are not successfully deterred by our actions, the performance of Sub-Accounts that are actively traded will be adversely impacted.

Short-term Trading Fees.  Some mutual funds assess a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of the allocation to the Sub-Account.  The fee is assessed against the amount transferred and is paid to the mutual fund.  These fees compensate the mutual fund for any negative impact on fund performance resulting from short-term trading.  Some underlying mutual funds may refer to short-term trading fees as "redemption fees."

U.S. Mail Restrictions.  We monitor transfer activity in order to identify those who may be engaged in harmful trading practices.  Transaction reports are produced and examined.  Generally, a policy may appear on these reports if the policy owner (or a third party acting on their behalf) engages in a certain number of "transfer events" in a given period.  A "transfer event" is any transfer, or combination of transfers, occurring in a given Valuation Period.  For example, if a policy owner executes multiple transfers involving 10 Sub-Accounts in 1 day, this counts as 1 transfer event.  A single transfer occurring in a given Valuation Period that involves only 2 Sub-Accounts (or one Sub-Account if the transfer is made to or from a fixed investment option) will also count as 1 transfer event.

As a result of this monitoring process, we may restrict the form in which transfer requests will be accepted.  In general, we will adhere to the following guidelines:

Trading Behavior	Nationwide's Response
6 or more transfer events in one calendar quarter
Nationwide will mail a letter to the policy owner notifying them that:
(1)  they have been identified as engaging in harmful trading practices; and
(2)  if their transfer events exceed 11 in 2 consecutive calendar quarters or 20 in one calendar year, the policy owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfer events in 2 consecutive calendar quarters OR More than 20 transfer events in one calendar year	Nationwide will automatically limit the policy owner to submitting transfer requests via U.S. mail.

Each January 1st, we will start the monitoring anew, so that each policy starts with 0 transfer events each January 1.  See, however, the "Other Restrictions" provision below.

Managers of Multiple Contracts.  Some investment advisers/representatives manage the assets of multiple Nationwide contracts pursuant to trading authority granted or conveyed by multiple policy owners.  These multi-contract advisers will be required by Nationwide to submit all transfer requests via U.S. mail.

Other Restrictions.  We reserve the right to refuse or limit transfer requests, or take any other action we deem necessary, in order to protect policy owners and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some policy owners (or third parties acting on their behalf).  In particular, trading strategies designed to avoid or take advantage of Nationwide's monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by us to constitute harmful trading practices, may be restricted.

Any restrictions that we implement will be applied consistently and uniformly.  In the event a restriction we impose results in a transfer request being rejected, we will notify you that your transfer request has been rejected.  If a short-term trading fee is assessed on your transfer, we will provide you a confirmation of the amount of the fee assessed.

Underlying Mutual Fund Restrictions and Prohibitions.  Pursuant to regulations adopted by the SEC, we are required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any of our policy owners;
(2)	request the amounts and dates of any purchase, redemption, transfer or exchange request (“transaction information”); and
(3)
instruct us to restrict or prohibit further purchases or exchanges by policy owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than our policies).

We are required to provide such transaction information to the underlying mutual funds upon their request.  In addition, we are required to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund upon instruction from the underlying mutual fund.  We and any affected policy owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund.  If an underlying mutual fund refuses to accept a purchase or request to exchange into the underlying mutual fund submitted by us, we will keep any affected policy owner in their current underlying mutual fund allocation.

Fixed Investment Option Transfers

Prior to the policy’s Maturity Date, you may make transfers involving the fixed investment options (the Fixed Account and the Long Term Fixed Account).  These transfers will be in dollars.  We reserve the right to limit the number of times and frequency of transfers involving the fixed investment options.  Specifically, we may prohibit you from transferring to or from the fixed investment options before the end of the first policy year and we may limit you to 1 transfer every 12 months.

Transfers to the Fixed Investment Options.  On transfers to the fixed investment options, we may prohibit you from transferring more than 20% of the Cash Value allocated to the Sub-Accounts as of the close of business on the prior Valuation Period.  Additionally, we reserve the right to refuse any transfer to the fixed investment options if that fixed investment option’s Cash Value comprises more than 30% of the policy’s Cash Value.

Transfers from the Fixed Investment Options.  On transfers from the Fixed Account, we may prohibit you, in any policy year, from transferring more than 20% of the Cash Value of the Fixed Account as of the end of the previous policy year (subject to state restrictions).  On transfers from the Long Term Fixed Account, you may transfer the greater of $6,000 or 12% of the amount in the Long Term Fixed Account, but we may prohibit you from transferring more.  We do not allow transfers from the Long Term Fixed Account as part of the asset rebalancing or dollar cost averaging programs.  Transfers out of the fixed investment options will be on a last-in, first-out basis (LIFO).

Any restrictions that we implement will be applied consistently and uniformly.

Submitting a Transfer Request

You can submit transfer requests in writing to our Home Office via first class U.S. mail or via the telephone.  Transfers between variable Sub-Accounts and fixed investment options may also be made over the Internet; however, elections to begin or end the Nationwide Allocation Architect service must be made in writing or via telephone to our service center.  Internet allocations are not available in conjunction with the Nationwide Allocation Architect service.  Our contact information is on the first page of this prospectus.  Your transfer request will be valued based on the Accumulation Unit Value next determined after we receive your request.  For more information regarding valuation of Accumulation Units, see "Valuation of Accumulation Units" beginning on page 10.

We will use reasonable procedures to confirm that transfer instructions are genuine and will not be liable for following instructions that we reasonably determine to be genuine.

Any computer system or telephone can experience slowdowns or outages that could delay or prevent our ability to process your request.  Although we have taken precautions to help our systems handle heavy usage, we cannot promise complete reliability under all circumstances.  If you are experiencing problems, please make your transfer request in writing.

The Policy

Generally

The policy is a legal contract.  It will comprise and be evidenced by: a written contract; any Riders; any endorsements; the Policy Data Page; and the application, including any supplemental application.  We will consider the statements you make in the application as representations, and we will rely on them as being true and complete.  However, we will not void the policy or deny a claim unless a statement is a material misrepresentation.  If you make an error or misstatement on the application, we will adjust the Death Benefit and Cash Value accordingly.

Any modification (or waiver) of our rights or requirements under the policy must be in writing and signed by our president or corporate secretary.  No agent may bind us by making any promise not contained in the policy.

We may modify the policy, our operations, or the separate account’s operations to meet the requirements of any law (or regulation issued by a government agency) to which the policy, our company, or the separate account is subject.  We may modify the policy to assure that it continues to qualify as a life insurance contract under the federal tax laws.  We will notify you of all modifications and we will make appropriate endorsements to the policy.

The policy is nonparticipating, meaning that we will not be contributing any operating profits or surplus earnings toward the policy Proceeds.

To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent contracts described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Policy Owner and Beneficiaries

Policy Owner.  The policy belongs to the owner named in the application.  You, as policy owner, may exercise all policy rights and options while the Insured is alive.  You may also change the policy, but only in accordance with its terms.  You may name a contingent owner who will become the policy owner if the policy owner dies before Proceeds become payable.  Otherwise, ownership will pass to the policy owner’s estate, if the policy owner is not the Insured.

You may name different policy owners or contingent owners (so long as the Insured is alive) by submitting a written request to our Home Office.  Any such change request will become effective as of the date signed.  There may be adverse tax consequences to changing parties of the policy.

Beneficiaries.  The principal right of a beneficiary is to receive the Death Benefit upon the Insured's death.  As long as the Insured is alive, you may: name more than one beneficiary, designate primary and contingent beneficiaries, change or add beneficiaries, and provide for the method of distribution.

If a primary beneficiary dies before the Insured, we will pay the Death Benefit to the remaining primary beneficiaries.  Unless you specify otherwise, we will pay multiple primary beneficiaries in equal shares.  A contingent beneficiary will become the primary beneficiary if all primary beneficiaries die before the Insured and before any Proceeds become payable.  You may name more than one contingent beneficiary.  Unless you specify otherwise, we will also pay multiple contingent beneficiaries in equal shares.

To change or add beneficiaries, you must submit a written request to us at our Home Office.  A change request is effective as of the date we record it at our Home Office.

Purchasing a Policy

The policy is available for Insureds between the ages of 0 and 85. To purchase the policy, you must submit to us a completed application and the required initial Premium payment as stated on the Policy Data Page.

We must receive evidence of insurability that satisfies our underwriting standards (this may require a medical examination) before we will issue a policy.  We can provide you with the details of our underwriting standards.  We reserve the right to reject an application for any reason permitted by law and we reserve the right to modify our underwriting standards on a prospective basis for newly issued policies at any time.

The minimum initial Specified Amount in most states is $50,000 for non-preferred policies and $100,000 for preferred policies.  The basic distinction between the non-preferred and preferred underwriting classifications is that we expect the Insured under a preferred policy to live longer.  We reserve the right to modify the minimum Specified Amount on a prospective basis for newly issued policies at any time.

Initial Premium Payment.  The amount of your required initial Premium payment will depend on the following factors: the initial Specified Amount, Death Benefit option elected, any Riders elected, and the Insured's age, health, and activities.  You may pay the initial Premium to our Home Office or to our authorized representative.  The initial Premium payment must be at least $50.  The initial Premium payment will not be applied to the policy until the underwriting process is complete.

Depending on the right to examine law of the state in which you live, initial Net Premium designated to be allocated to the Sub-Accounts may not be so allocated immediately upon our receipt.  (Any initial Net Premium designated to be allocated to fixed investment options will be so allocated immediately upon receipt.)  If you live in a state that requires us to refund the initial Premium upon exercise of the free-look provision, we will hold all of the initial Net Premium designated to be allocated to the Sub-Accounts in the available money market Sub-Account until the free-look period expires.  At the expiration of the free-look period, we will transfer the variable account Cash Value to the Sub-Accounts based on the allocation instructions in effect at the time of the transfer.  If you live in a state that requires us to refund the Cash Value upon exercise of the free-look provision, we will allocate all of the initial Net Premium to the available money market Sub-Account.  On the next Valuation Period, we will allocate all of the Cash Value to the designated Sub-Accounts based on the allocation instructions in effect at that time.

Insurance Coverage.  Issuance of full insurance coverage requires that the Insured meet all underwriting requirements, the required initial Premium is paid, and the policy is delivered while the Insured is alive.  We will not delay delivery of the policy to increase the likelihood that the Insured is not living at the time of policy delivery.  Depending on the outcome of our underwriting process, more or less Premium may be necessary for us to issue the policy.  We also have the right to reject any application for insurance, in which case we will return your Premium payment within 2 business days of the date we make the decision to reject your application.

After we approve an application, insurance coverage will begin and will be In Force on the Policy Date shown on the Policy Data Page.  Changes in the Specified Amount (which may only be requested after the first policy year) will be effective on the next monthly policy anniversary after we approve the change request.

Insurance coverage will end upon the Insured's death, when we begin to pay the Proceeds, or when the policy reaches the Maturity Date.  Coverage can also end if the policy Lapses.

Temporary Insurance Coverage.  Temporary insurance coverage (of an amount equal to the Specified Amount, up to $1,000,000) may be available for no charge before full insurance coverage takes effect.  You must submit a temporary insurance agreement and make an initial Premium payment.  The amount of this initial Premium payment will depend on the initial Specified Amount, your choice of Death Benefit option, and any Riders you elect.  Temporary insurance coverage will remain In Force for no more than 60 days from the date of the temporary insurance agreement.  If full coverage is denied, the temporary insurance coverage will terminate 5 days from the date we mail a termination notice (accompanied by a refund equal to the Premium payment you submitted).  If full coverage is approved, the temporary insurance coverage will terminate on the date that full insurance coverage takes effect.  Allocation of the initial Net Premium will be determined by the right to examine law of the state in which you live, as discussed above.

Right to Cancel (Examination Right)

You may cancel your policy during the free-look period.  The free-look period expires 10 days after you receive the policy (or longer if required by state law).  If you decide to cancel the policy during the free-look period, return the policy to the sales representative who sold it to you or return it to us at our Home Office along with your written cancellation request.  Your written request must be received, if returned by means other than U.S. mail, or post-marked, if returned by U.S. mail, by the last day of the free look period.  Within 7 days, we will refund the amount prescribed by the law of the state in which we issued the policy.  This amount will be either the initial Premium payment or the policy's Cash Value.  If the policy is canceled, we will treat the policy as if it was never issued.

Premium Payments

This policy does not require a payment of a scheduled Premium amount to keep it In Force.  It will remain In Force as long as the conditions that cause a policy to Lapse do not exist.  However, we will send scheduled Premium payment reminder notices to you according to the Premium payment schedule shown on the Policy Data Page.  If you decide to make a subsequent Premium payment, you must send it to our Home Office.  Each Premium payment must be at least $50.  Upon request, we will furnish Premium payment receipts.  Notwithstanding the foregoing, if you elected the Wealth Guard Rider, you are subject to minimum premium requirements as a condition of that rider.  See the “Policy Riders and Rider Charges” section later in this prospectus for more information.

You may make additional Premium payments at any time while the policy is In Force, subject to the following:

•	We may require satisfactory evidence of insurability before accepting any additional Premium payment that results in an increase in the policy’s Net Amount At Risk.

•	We will refund Premium payments that exceed the applicable premium limit established by the IRS to qualify the policy as a contract for life insurance.

•
We will monitor Premiums paid and will notify you when the policy is in jeopardy of becoming a modified endowment contract.  For more information regarding modified endowment contracts, see "Periodic Withdrawals, Non-Periodic Withdrawals and Loans" beginning on page 41.

•	We may require that policy Indebtedness be repaid before we accept any additional Premium payments.

Premium payments will be allocated according to the allocation instructions in effect at the time the Premium is received.

Cash Value

We will determine the Cash Value at least monthly.  At the end of any given Valuation Period, the Cash Value is equal to the sum of:

•	the value of the Accumulation Units allocated to the Sub-Accounts;

•	amounts allocated to the fixed investment options, including credited interest; and

•	amounts allocated to the policy loan account, including credited interest.

Surrenders and policy charges and deductions will reduce the Cash Value.  Thus, the Cash Value will fluctuate daily and there is no guaranteed Cash Value.  Accordingly, if the Cash Value is a factor in calculating a benefit associated with the policy, the value of that benefit will also fluctuate.  The loan account, including accrued credited interest, is a part of the policy's Cash Value not our general account.  If the policy is surrendered, however, the Cash Value will be reduced by the amount of any outstanding policy loans and unpaid charged interest on the loan account to calculate the Cash Surrender Value.

Non-guaranteed Persistency Credit.  Your policy may also be eligible for a persistency credit if it is maintained through the eligibility date we state on your Policy Data Page.  The latest eligibility date will be the 20th Anniversary of the Policy Date.   We do not guarantee that we will pay the persistency credit and we can discontinue it at any time.  Persistency credit eligibility ends immediately on the termination of the policy.  For more information on termination of the policy, see "Terminating the Policy" beginning on page 16.

If we pay a persistency credit, it will be calculated and applied as described below:

•
Beginning on the first monthly anniversary following the eligibility date  stated on your Policy Data Page, and on each monthly anniversary thereafter, we may credit your policy with the persistency credit.

•
If it is paid, the monthly credit is a percentage, up to the Maximum Persistency Credit Percentage stated on your Policy Data Page.  It is multiplied by your policy's Cash Value allocated to the variable account, plus any Net Premium applied to the Variable Account that day, but after any loan, transfer, or surrender requests are processed, on the applicable monthly anniversary.

•
If paid, the persistency credit is calculated before we process any monthly deductions. . The credit is added proportionately to your variable account investment options according to your most recent Sub-Account allocation instructions.

The maximum persistency credit paid on an annual basis is 0.25% of your policy's Cash Value allocated to variable Sub-Accounts.  The actual amount of the credit may be less than the maximum and will depend on our actual versus expected expense, mortality, and persistency experience for all issues of this policy.  There is no separate additional charge for the non-guaranteed persistency credit feature.  If a persistency credit is paid, we provide the benefit through a reduction in our profit.

Changing the Amount of Insurance Coverage

After the first policy year, you may request to change the Specified Amount.  However, no change will take effect unless the new Cash Surrender Value would be sufficient to keep the policy In Force for at least 3 months.  Changes to the Specified Amount will typically alter the Death Benefit.  For more information, see "Changes in the Death Benefit Option," beginning on page 37.

Any request to increase the Specified Amount must be at least $10,000 and the Insured must be 85 or younger at the time of the request.  An increase in the Specified Amount may cause an increase in the Net Amount At Risk.  Because the Cost of Insurance Charge is based on the Net Amount At Risk, and because there will be a separate cost of insurance rate for the increase, this will usually cause the policy's Cost of Insurance Charge to increase.  An increase in the Specified Amount may require you to make larger or additional Premium payments in order to avoid Lapsing the policy.  To increase the Specified Amount, you must submit a written request to our Home Office and you must provide us with evidence of insurability that satisfies our underwriting standards.

You may request to decrease the Specified Amount.  We apply Specified Amount decreases to the most recent Specified Amount increase, and continue applying the decrease backwards, ending with the original Specified Amount.  Decreases to the Specified Amount may decrease the dollar amount of policy charges calculated per $1,000 of Specified Amount or Net Amount at Risk (including any rider charges so calculated), depending on the death benefit option elected and the amount of the Cash Value.  Decreases may also result in a surrender charge being assessed.  For more information, see "Surrender Charges" beginning on page 18

We will deny any request to reduce the Specified Amount below the minimum initial Specified Amount.  We will also deny any request that would disqualify the policy as a contract for life insurance.  To decrease the Specified Amount, you must submit a written request to our Home Office.  Notwithstanding the foregoing, if you elected the Wealth Guard Rider, you may not decrease the Specified Amount to a value lower than $250,000.

Changes to the Specified Amount will become effective on the next monthly policy anniversary after we approve the request.  We reserve the right to limit the number of Specified Amount changes to 1 each policy year.

Right of Conversion

Within 24 months of the Policy Date, you may elect by written request to transfer 100% of your Cash Value allocated to the variable Sub-Accounts into the fixed investment options without regard to any restrictions otherwise applicable to such transfers.  For more information see "Fixed Investment Option Transfers" beginning on page 12.  To invoke this right, you must submit your request to our Home Office on our specified forms.  This election is irrevocable.

Once your request has been processed, subsequent transfers out of the fixed investment options will be prohibited and your policy will no longer participate in the Investment Experience of the Sub-Accounts.  In effect, your policy will become a fixed life insurance policy, and the policy's Cash Value will be credited with the fixed account's interest rate.  In addition, the following will apply:

•
If it was elected at issue, the Wealth Guard Rider and its charge will continue.  However, you will no longer be permitted to allocate Cash Value to the variable Sub-Accounts otherwise available under the rider.

•
The Nationwide Allocation Architect asset allocation service will no longer be available for election.  If an asset allocation model was elected prior to your request for conversion, the model will terminate.

•
The asset rebalancing service and dollar cost averaging programs will no longer be available for election.  If asset rebalancing and/or dollar cost averaging were elected prior to your request these programs will terminate.

•	Mortality and Expense Risk Charges will no longer be deducted after conversion because they are only deducted from Cash Value allocated to the variable Sub-Accounts.

•
All other benefits, services, riders, and charges, including loans and full and partial surrenders, will continue and/or continue to be available after your request for conversion, subject the same terms applicable prior to your request for conversion.

Exchanging the Policy

You may request to exchange the policy for another policy offered by us at the time that is a plan of permanent fixed lifeinsurance.  This is not a contractual right of the policy and we may refuse such a request.  To make an exchange with us you will surrender this policy and use its Cash Surrender Value to purchase the new policy we underwrite on the Insured’s life, subject to: (i) our approval and; (ii) the Insured (a) satisfies our underwriting standards of insurability and (b) you pay all costs associated with the exchange.  You may transfer Indebtedness to the new policy.

You must submit your exchange request to our Home Office on our specified forms.  The policy must be In Force and not in a Grace Period.  The exchange may have tax consequences.  The new policy will take effect on the exchange date only if the Insured is alive.  This policy will terminate when the new policy takes effect.  A surrender charge may be assessed at the time of the exchange.  For more information regarding whether a surrender charge will apply, see "Surrender Charges" beginning on page 18.

Terminating the Policy

There are several ways that the policy can terminate.  You may surrender the policy for its Cash Surrender Value (which may result in adverse tax consequences).  Coverage under the policy will end when we receive your written request to surrender the policy at our Home Office.  The policy will automatically terminate when the Insured dies, the policy matures, or the Grace Period ends.

Assigning the Policy

You may assign any rights under the policy while the Insured is alive.  If you do, your beneficiary’s interest will be subject to the person(s) to whom you have assigned rights.  Your assignment must be in writing and will become effective on the date we record it  at our Home Office.  Your assignment will be subject to any outstanding policy loans.

Reminders, Reports, and Illustrations

Upon request, we will send you scheduled Premium payment reminders and transaction confirmations.  We will also send you semi-annual and annual reports that show:

•	the Specified Amount;

•	minimum monthly Premiums;

•	Premiums paid;

•	all charges since the last report;

•	the current Cash Value;

•	the Cash Surrender Value; and

•	outstanding Indebtedness.

Confirmations of individual financial transactions, such as transfers, partial Surrenders, loans, etc., are generated and mailed automatically.  Copies may be obtained by calling our service center or submitting a written request.  You may receive information faster from us and reduce the amount of mail you receive by signing up for our eDelivery program.  We will notify you by e-mail when important documents, like statements and prospectuses, are ready for you to view, print, or download from our secure server.  If you would like to choose this option, go to www.nationwide.com/login.

We will send these reminders and reports to the address you provide on the application unless directed otherwise.   At any time, you may ask for an illustration of future benefits and values under the policy.

IMPORTANT NOTICE REGARDING DELIVERY

OF SECURITY HOLDER DOCUMENTS

When multiple copies of the same disclosure document(s), such as prospectuses, supplements, proxy statements and semi-annual and annual reports are required to be mailed to multiple policy owners in the same household, Nationwide will mail only one copy of each document, unless notified otherwise by the policy owner(s).  Household delivery will continue for the life of the policies.  Please call 1-866-223-0303 to resume regular delivery.  Please allow 30 days for regular delivery to resume.

Standard Policy Charges

We will take deductions from Premium payments and/or the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the charges assessed under the policy.  We begin to deduct monthly charges from your policy's Cash Value on the Policy Date.  If you have a policy loan, a complete description of how interest is credited and charged results in costs to you is described in the "Policy Loans" section of this prospectus.

Sales Load

We deduct the Sales Load (as part of the Premium Load) from each Premium payment to compensate us for our sales expenses.  We currently charge $5 per $1,000 of Premium.  The guaranteed maximum Sales Load is $25 per $1,000 of Premium.

We may waive the Sales Load on the initial Premium paid into this Policy as part of a sponsored exchange program to another policy we offer through Nationwide Life and Annuity Insurance Company or our parent company, Nationwide Life Insurance Company, as permitted under the securities laws and/or rules or by order of the Securities and Exchange Commission.

Premium Taxes

We deduct Premium Taxes (as part of the Premium Load) from each Premium payment to reimburse us for state and local premium taxes (at the estimated rate of 2.25%) and for federal premium taxes (at the estimated rate of 1.25%).  The current (and guaranteed maximum) Premium Tax is $35 per $1,000 of Premium.  This amount is not the actual amount of the tax liability we incur.  It is an estimated amount.  If the actual tax liability is more or less, we will not adjust the charge.

Short-Term Trading Fees

Some mutual funds offered in the policy may assess (or reserve the right to assess) a short-term trading fee (sometimes called  "redemption fee" by the mutual fund) in connection with transfers from a Sub-Account that occur within 60 days after the date of allocation to the Sub-Account.

Short-Term Trading Fees are intended to compensate the mutual fund (and policy owners with interests allocated in the Sub-Account) for the negative impact on mutual fund performance that may result from frequent, short-term trading strategies.  Short-Term Trading Fees are not intended to affect the large majority of policy owners not engaged in such strategies.

Any Short-Term Trading Fee assessed by any mutual fund available in conjunction with the policy will equal 1% of the amount determined to be engaged in short-term trading.  Short-Term Trading Fees will only apply to those Sub-Accounts corresponding to mutual funds that charge such fees (see the mutual fund's prospectus).  Any Short-Term Trading Fees paid are retained by the mutual fund and are part of the mutual fund’s assets.  Policy owners are responsible for monitoring the length of time allocations are held in any particular Sub-Account.  We will not provide advance notice of the assessment of any applicable Short-Term Trading Fee.

For a complete list of the Sub-Accounts that assess (or reserve the right to assess) a Short-Term Trading Fee, please refer to "Appendix A"  in this prospectus.

If a Short-Term Trading Fee is assessed, the mutual fund will charge the separate account 1% of the amount determined to be engaged in short-term trading.  The separate account will then pass the Short-Term Trading Fee on to the specific policy owner that engaged in short-term trading by deducting an amount equal to the Short-Term Trading Fee from that policy owner's Sub-Account value.  All such fees will be remitted to the mutual fund; none of the fee proceeds will be retained by us or the separate account.

When multiple allocations are made to a Sub-Account that is subject to Short-Term Trading Fees, transfers out of that Sub-Account will be considered to be made on a first in/first out (FIFO) basis for purposes of determining Short-Term Trading Fees.  In other words, Accumulation Units held the longest time will be treated as being transferred first, and Accumulation Units held for the shortest time will be treated as being transferred last.

Some transactions are not subject to the Short-Term Trading Fees, including:

•	scheduled and systematic transfers, such as those associated with dollar cost averaging programs and asset rebalancing programs;

•	policy loans;

•	full or partial surrenders; or

•	payment of the Proceeds.

New share classes of certain currently available mutual funds may be added as investment options under the policy.  These new share classes may require the assessment of Short-Term Trading Fees.  When these new share classes are added, new Premiums and transfers to the Sub-Accounts in question may be limited to the new share class.

Illustration Charge

Currently, we do not assess an Illustration Charge, which would compensate us for the administrative costs of generating the illustration.  However, we may, in the future, assess an Illustration Charge, which will not exceed $25 per illustration requested.  Any Illustration Charge must be paid in cash at the time of the illustration request.  The Illustration Charge will not be deducted from the policy's Cash Value.

Partial Surrender Fee

Currently, we do not deduct a Partial Surrender Fee, which would compensate us for the administrative costs associated with calculating and generating the surrender amount.  However, we may, in the future, assess a Partial Surrender Fee.  The Partial Surrender fee assessed to each surrender will not exceed the lesser of $25 or 2% of the amount surrendered.  Any Partial Surrender Fee assessed will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and the Long Term Fixed Account.

Surrender Charges

We deduct a Surrender Charge from the Cash Value if you surrender or Lapse the policy.  Also, if you increase the Specified Amount, and then reduce the Specified Amount to less than it was before the increase, we will deduct a Surrender Charge from the Cash Value.  The Surrender Charge is assessed to compensate us for policy underwriting expenses and sales expenses, including processing applications, conducting medical exams, determining insurability (and the Insured’s underwriting class), and establishing policy records.  Thus, the Surrender Charge is comprised of two components: the underwriting component and the sales component.

The underwriting component equals the product of the Specified Amount and the administrative target premium.  (The administrative target premium is actuarially derived and is used to determine how much we should charge per Premium payment for underwriting expenses.)  The administrative target premium varies by the Specified Amount and the Insured's age when the policy was issued.  A table showing the Administrative Target Factors by age and sex can be found in the "Maximum Surrender Charge Calculation" section of the Statement of Additional Information to this prospectus.

The sales component is the lesser of the following two amounts: (1) the product of the Specified Amount, divided by 1,000, and the surrender target premium; and (2) the sum of all Premium payments you made during the first policy year.  The surrender target premium is actuarially derived and is used to determine how much we should charge per Premium payment for sales expenses.  The surrender target premium varies by the Insured's sex, the Insured's age when the policy was issued, and the Insured's underwriting class.  A table showing the Surrender Target Factors by age and sex can be found in the "Maximum Surrender Charge Calculation" section of the Statement of Additional Information to this prospectus.

The initial Surrender Charge is the sum of the underwriting component and a percentage (that varies by age, sex, Specified Amount, and risk class, and ranges between 34% to 60%) of the sales component.  A table showing the applicable Surrender Charge Percentage by age, sex, Specified Amount, and risk class can be found in the "Maximum Surrender Charge Calculation" section of the Statement of Additional Information to this prospectus.

Generally, surrender charges will be greater for policy owners who are older or in poor health and less for policy owners who are younger or in good health.  For a given policy owner, larger Specified Amounts will produce greater surrender charges.  In addition, surrender charges will increase with the amount of Premium you pay in the first policy year, or first year after a Specified Amount increase, up to the dollar amount produced by the calculation in (1) of the sales component description above, which represents the maximum surrender charge we are permitted by law for this policy. Beyond this point increasing the first year Premium you pay will not impact your surrender charges.

When considering the potential impact of surrender charges, you should remember that variable universal life insurance is not suitable as an investment vehicle for short-term savings.  It is designed for long-term financial planning.  Attempting to minimize your surrender charges by choosing a lower Specified Amount may result in inadequate death benefit coverage, and paying less first year Premium to minimize surrender charges may result in higher cost of insurance charges and a greater chance your policy could lapse.  You should consult with your registered representative and carefully weigh all relevant benefit and charge factors together with your goals in purchasing this policy.

Depending on the policy year of the surrender and the Insured's age at the time of policy issuance or at the time an increase becomes effective, the actual Surrender Charge paid will be a decreasing percentage of the initial Surrender Charge, as set forth in the following table:

Reduction of Surrender Charges

Number of completed years from the Policy Date or effective date of Specified Amount Increase:	Surrender Charge, as a percentage of the initial Surrender Charge:
	Issue Ages 0-49	Issue Ages 50+
1	100%	100%
2	100%	100%
3	100%	92.5%
4	92.5%	85.0%
5	85.0%	76.0%
6	77.5%	66.0%
7	70.0%	56.0%
8	62.5%	46.0%
9	52.5%	36.0%
10	42.5%	26.0%
11	32.5%	0%
12	20.0%	0%
13+	0%	0%

Each increase to the Specified Amount (referred to as Specified Amount segments) will have its own Surrender Charge.  Surrender charges for an increase are only 60% of the surrender charge for a corresponding initial segment.  The Surrender Charge for each Specified Amount segment, when added together, will equal your total Surrender Charge.

See Appendix C for more information and examples showing how the Surrender Charge is calculated.

Any Surrender Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and the Long Term Fixed Account.

We will waive the surrender charge of your policy if you elect to surrender it in exchange for a plan of permanent fixed life insurance offered by us, as described in the "Exchanging the Policy" section beginning on page 16, subject to the following:

•	the exchange and waiver is be subject to your providing us new evidence of insurability and our underwriting approval; and

•      you have not elected either of these Riders:

1.  Premium Waiver Rider; or
2.  Long-term Care Rider.

Cost of Insurance Charge

We deduct a monthly Cost of Insurance Charge from the policy's Cash Value to compensate us for underwriting insurance protection.  The Cost of Insurance Charge is the product of the Net Amount At Risk and the cost of insurance rate.  The cost of insurance rate will vary by the Insured’s sex, issue age, and underwriting class, any substandard ratings, how long the policy has been In Force, and the Specified Amount.  The cost of insurance rates are based on our expectations as to future mortality and expense experience.  There will be a separate cost of insurance rate for the initial Specified Amount and any Specified Amount increase.  The cost of insurance rates will never be greater than those shown on the Policy Data Page.

We will uniformly apply a change in any cost of insurance rate for Insureds of the same age, sex, underwriting class, and any substandard ratings and Specified Amount, if their policies have been In Force for the same length of time.  If a change in the cost of insurance rates causes an increase to your Cost of Insurance Charge, your policy’s Cash Value could decrease.  If a change in the cost of insurance rates causes a decrease to your Cost of Insurance Charge, your policy's Cash Value could increase.

The Cost of Insurance Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and the Long Term Fixed Account.

Mortality and Expense Risk Charge

We deduct a monthly Mortality and Expense Risk Charge from the policy's Cash Value allocated to the Sub-Accounts to compensate us for assuming risks associated with mortality and expense costs.  The mortality risk is that the Insured will not live as long as expected.  The expense risk is that the costs of issuing and administering the policy will be more than expected.  The Mortality and Expense Risk Charge will be deducted proportionally from your Sub-Account allocations.

The maximum guaranteed Mortality and Expense Risk Charge is equal to an annualized rate of $6.00 per $1,000 of all variable account Cash Value for all policy years.  Currently, the amount of the Mortality and Expense Risk Charge that is assessed is based on the following schedule:

Policy Years	Charge for First $25,000 in Variable Cash Value (Annualized)	Charge for Next $225,000 in Variable Cash Value (Annualized)	Charge for Variable Cash Value in Excess of $250,000 (Annualized)
1 through 10	$6.00 per $1,000	$3.00 per $1,000	$1.00 per $1,000
11 through 20	$3.00 per $1,000	$1.00 per $1,000	$0 per $1,000
21 and later	$0	$0	$0

This means that on a current basis, the Mortality and Expense Risk Charge rate will decrease the longer your policy remains In Force and as greater amounts of Cash Value are allocated to the variable Sub-Accounts, subject to allocation of sufficient dollar amounts to qualify for the lower current rates.

Administrative Per Policy Charge

We deduct a monthly Administrative Per Policy Charge from the policy's Cash Value to reimburse us for the costs of maintaining the policy, including accounting and record-keeping.  Currently, the Administrative Per Policy Charge is $10 per month.  The maximum guaranteed Administrative Per Policy Charge is $20 per month.

The Administrative Per Policy Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and the Long Term Fixed Account.

Underwriting and DistributionCharge

We deduct a monthly Underwriting and Distribution Charge from the policy's Cash Value to compensate us for sales, underwriting, distribution and issuance of the policy.  We will only assess the Underwriting and Distribution Charge on the first $250,000 of Specified Amount.  The current Underwriting and Distribution Charge is $0.10 per $1,000 of Specified Amount.  The maximum guaranteed Underwriting and Distribution Charge is $0.20 per $1,000 of Specified Amount.  The Underwriting and Distribution Charge will be assessed for 10 years from the Policy Date for the initial Specified Amount, and for 10 years from the effective date of any increase in the Specified Amount.

The Underwriting and Distribution Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and the Long Term Fixed Account.

Reduction of Charges

The policy may be purchased by individuals, corporations, and other entities.  We may reduce or eliminate certain charges (Sales Load, Surrender Charge, administrative charges, Cost of Insurance Charge, or other charges) where the size or nature of the group allows us to realize savings with respect to sales, underwriting, administrative or other costs.  Where prohibited by state law, we will not reduce charges associated with the policy.

We determine the eligibility and the amount of any reduction by examining a number of factors, including: the number of policies owned with different insureds; the total Premium we expect to receive; the total cash value of commonly owned policies; the nature of the relationship among individual insureds; the purpose for which the policies are being purchased; the length of time we expect the individual policies to be in force; and any other circumstances which are rationally related to the expected reduction in expenses.

We may lower commissions to the selling broker-dealer and/or increase charge back of commissions paid for policies sold with reduced or eliminated charges.  If you have questions about whether your policy is eligible for reduction of any charges, please consult with your registered representative for more specific information.  Your registered representative can answer your questions and where appropriate can provide you with illustrations demonstrating the impact of any reduced charges for which you may be eligible.

We may change both the extent and the nature of the charge reductions.  Any charge reductions will be applied in a way that is not unfairly discriminatory to policy owners and will reflect the differences in costs of services we provide.

Entities considering purchasing the policy should note that in 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex.  The policies are based upon actuarial tables that distinguish between men and women unless the purchaser is an entity and requests that we use non-sex distinct tables.  Thus the policies generally provide different benefits to men and women of the same age.  Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this policy.

A Note on Charges

During a policy's early years, the expenses we incur in distributing and establishing the policy exceed the deductions we take.  Nevertheless, we expect to make a profit over time because variable life insurance is intended to be a long-term financial investment.  Accordingly, we have designed the policy with features and investment options that we believe support and encourage long-term ownership.

We make many assumptions and account for many economic and financial factors when we establish the policy's fees and charges.  The following is a discussion of some of the factors that are relevant to the policy's pricing structure.

Distribution, Promotional, and Sales Expenses.  Distribution, promotional and sales expenses include amounts we pay to broker-dealer firms as commissions, expense allowances and marketing allowances.  We refer to these expenses collectively as "total compensation." The maximum total compensation we pay to any broker-dealer firm in conjunction with policy sales is 99% of first year Premiums and 3% of renewal premium after the first year.

We have the ability to customize the total compensation package of our broker-dealer firms.  We may vary the form of compensation paid or the amounts paid as commission, expense allowance or marketing allowance; however, the total compensation will not exceed the maximum (99% of first year premiums and 3% of renewal premium after the first year).  Commission may also be paid as an asset-based amount instead of a premium based amount.  If an asset-based commission is paid, it will not exceed 0.25% of the non-loaned cash value per year.

The actual amount and/or forms of total compensation we pay depend on factors such as the level of premiums we receive from respective broker-dealer firms and the scope of services they provide.  Some broker-dealer firms may not receive maximum total compensation.

Individual registered representatives typically receive a portion of the commissions/total compensation we pay, depending on their arrangement with their broker-dealer firm.  If you would like to know the exact compensation arrangement associated with this product, you should consult your registered representative.

Information on Underlying Mutual Fund Payments

Our Relationship with the Underlying Mutual Funds.  The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares.  The separate account aggregates policy owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily.  The separate account (not the policy owners) is the underlying mutual fund shareholder.  When the separate account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  We incur these expenses instead.

We also incur the distribution costs of selling the policy (as discussed above), which benefit the underlying mutual funds by providing policy owners with Sub-Account options that correspond to the underlying mutual funds.

An investment adviser or subadviser of an underlying mutual fund or its affiliates may provide us or our affiliates with wholesaling services that assist in the distribution of the policy and may pay us or our affiliates to participate in educational and/or marketing activities.  These activities may provide the adviser or subadviser (or their affiliates) with increased exposure to persons involved in the distribution of the policy.

Types of Payments We Receive.  In light of the above, the underlying mutual funds or their affiliates make certain payments to us or our affiliates (the “payments”).  The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the policies and other variable policies we and our affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the policies, paying expenses that we or our affiliates incur in promoting, marketing, and administering the policies and the underlying mutual funds, and achieving a profit.

We or our affiliates receive the following types of payments:

•	Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and

•
Payments by an underlying mutual fund’s adviser or subadviser (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund charges.

Furthermore, we benefit from assets invested in our affiliated underlying mutual funds (i.e., Nationwide Variable Insurance Trust) because our affiliates also receive compensation from the underlying mutual funds for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, we may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.

We took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the policies (apart from fees and expenses imposed by the underlying mutual funds).  Without these payments, we would have imposed higher charges under the policy.

Amount of Payments We Receive.  For the year ended December 31, 2006, the underlying mutual fund payments we and our affiliates received from the underlying mutual funds did not exceed 0.50% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through this policy or other variable policies that we and our affiliates issue.  Payments from investment advisers or subadvisers to participate in educational and/or marketing activities have not been taken into account in this percentage.

Most underlying mutual funds or their affiliates have agreed to make payments to us or our affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all.  Because the amount of the actual payments we or our affiliates receive depends on the assets of the underlying mutual funds attributable to the policy, we and our affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).

For additional information related to the amount of payments Nationwide receives, go to www.nationwide.com.

Identification of Underlying Mutual Funds.   We may consider several criteria when identifying the underlying mutual funds, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor we consider during the identification process is whether the underlying mutual fund’s adviser or subadviser is one of our affiliates or whether the underlying mutual fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates.

There may be underlying mutual funds with lower fees, as well as other variable policies that offer underlying mutual funds with lower fees.  You should consider all of the fees and charges of the policy in relation to its features and benefits when making your decision to invest.  Please note that higher policy and underlying mutual fund fees and charges have a direct effect on your investment performance.

Policy Riders and Rider Charges

You may purchase one or more Riders available under the policy to meet your specific needs.  Rider availability varies by state.

We will assess any Rider charge by taking deductions from the Cash Value to compensate us for the services and benefits we provide, the costs and expenses we incur, and the risks we assume.  We may generate a profit from any of the Rider charges.  We begin to deduct monthly Rider charges from your policy's Cash Value on the Policy Date or on the first monthly policy anniversary after the Rider is elected.

Policy Guard Rider

The Policy Guard Rider prevents the policy from Lapsing due to Indebtedness by providing a guaranteed paid-up insurance benefit.  The Rider is dormant until specifically invoked by the policy owner, at which time the policy is assessed a one-time charge.  Invocation of the Rider enables the policy owner of a substantially depleted policy (due to outstanding loans) to avoid the negative tax consequences associated with lapsing a life insurance policy (consult a qualified tax advisor for more details).  All policies will automatically receive the Policy Guard Rider (state law permitting).

The policy owner is eligible to invoke the Policy Guard Rider when outstanding Indebtedness reaches a certain percentage of the policy's Cash Value.  This percentage varies based on the Insured’s Attained Age.  The first time the policy's outstanding Indebtedness reaches the percentage that makes the policy eligible for invocation of the Rider, Nationwide will send a letter to the policy owner notifying them of the policy's eligibility to invoke the Rider.  The letter will also describe the Rider, its cost, and its guaranteed benefits.

In addition, the following conditions must be met in order to invoke the Rider:

•	the Insured is Attained Age 75 or older,

•	the policy has been In Force for at least 15 years,

•	the policy's Cash Value is at least $100,000,

•	at the time of policy issuance, you selected the guideline premium/cash value corridor tax test to qualify the policy for life insurance, and

•	based on our records of your Premium payments, the entire cost basis of the policy (for tax purposes) has been withdrawn.

You need not invoke the Rider immediately upon notification of eligibility.  The Rider may be invoked at any time, provided that the above conditions are met and the policy remains In Force.

After Nationwide receives your request to invoke the Rider, Nationwide will adjust the policy, as follows:

1.	If not already in effect, the Death Benefit option will be changed to Death Benefit Option One.

2.
The Specified Amount will be adjusted to equal the lesser of: (1) the Specified Amount immediately before you invoked the Rider, or (2) the Specified Amount that will cause the Death Benefit to equal the minimum required death benefit.

3.
Any non-loaned Cash Value (after deduction of the Policy Guard Rider charge) will be transferred to the Fixed Account, where it will earn the guaranteed fixed interest rate of the base policy (shown on the Policy Data Page).

After the above adjustments are made, the loan balance will continue to grow at the policy's loan charged rate, and the amount in the policy loan account will continue to earn interest at the policy's loan crediting rate.  No policy charges will be assessed.  No further loans may be taken from the policy and no withdrawals may be taken from the policy (except for a full policy surrender).  Cash Value may not be transferred out of the Fixed Account.  Both the charges and benefits of the Long-term Care Rider will terminate.  The Death Benefit will be the lesser of the Specified Amount or the minimum required death benefit.  The policy will remain as described above for the duration of the policy.

Invocation of the Policy Guard Rider is irrevocable.

Policy Guard Rider Charge.  We deduct a one-time Policy Guard Rider Charge at the time you invoke the Rider to cover the administrative costs and to compensate us for the risks associated with the Rider's guaranteed paid-up death benefit.  The Policy Guard Rider Charge is the product of the policy's Cash Value and an age-based factor shown in the Rider.  The Rider charge varies by the Insured's age and the Cash Value.

The Policy Guard Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and the Long Term Fixed Account.  If the Cash Value less Indebtedness is insufficient to satisfy the Policy Guard Rider Charge, you cannot invoke the Rider without repaying enough Indebtedness to cover the Policy Guard Rider Charge.

Long-term Care Rider

The benefit associated with the Long-term Care Rider is that, upon meeting certain requirements, the Insured is paid a monthly benefit to assist them with the expenses associated with their nursing home care or home health care.  To be able to invoke this Rider, the Insured must be: (1) cognitively impaired or (2) unable to do at least 2 of the following activities of daily living: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair).  In addition, a 90-day waiting period, referred to as an elimination period, must be satisfied before benefits are paid.  The elimination period can be satisfied by any combination of days of Long Term Care Facility stay or days of Home Health Care, as those terms are defined in the policy.  These days of care or services need not be continuous, but must be accumulated within a continuous period of 730 days.  The elimination period has to be satisfied only once while this Rider is in effect.  The benefit associated with this Rider may not cover all your prospective long-term care costs and will not cover your retrospective long-term care costs.  The benefits paid in association with the Rider are intended to be "qualified long-term care insurance" under federal tax law, and generally will not be taxable to the policy owner.  See your tax adviser about the use of this Rider.

You may purchase this Rider at any time.  If you purchase it after the Policy Date, we will require evidence of insurability.  There is a free-look period associated with this Rider.  Within 30 days of receipt of the Rider, you may return it to the sales representative who sold it to you, or to us at our Home Office, and we will void the Rider and refund the related charges.  This Rider will be effective until we have paid the benefit, until you invoke the Policy Guard Rider, or until you terminate the Rider by written request to our Home Office.

Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.  Additionally, any benefits paid pursuant to this Rider will reduce the Cash Surrender Value.

Long-term Care Rider Charge.  We deduct a monthly Long-term Care Rider Charge if you elect the Rider to compensate us for providing long-term care benefits upon the Insured meeting certain eligibility requirements.  The Rider charge is the product of the Rider's Net Amount At Risk and a long-term care cost of insurance rate.  Because this Rider has no Cash Value, we define its Net Amount At Risk as the lesser of the Rider's Specified Amount and the policy's Net Amount At Risk.  The long-term care cost of insurance rate is based on our expectations as to your need for long-term care over time and will vary by the Insured's sex, Attained Age, underwriting class, and any substandard ratings.

The Long-term Care Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and the Long Term Fixed Account.

Premium Waiver Rider

The benefit associated with the Premium Waiver Rider is a monthly credit to the policy upon the Insured’s total disability for 6 consecutive months.  The amount credited to the policy is the lesser of:

•	the Premium you specified, or

•	the average actual monthly Premiums you paid over the last 36 months prior to the disability (or such shorter period of time that the policy has been In Force).

The monthly credit applied pursuant to the Rider may not be sufficient to keep your policy from Lapsing.  You may need to pay additional Premium.  If you elected the Wealth Guard Rider, the monthly credit applied pursuant to this Premium Waiver Rider may not be sufficient to meet the minimum Premium requirements of the Wealth Guard Rider.  However, the monthly credit applied pursuant to the Premium Waiver Rider will be considered Premium for purposes of determining whether the minimum Premium requirement associated with the Wealth Guard Rider has been met.  See, “Wealth Guard Rider” for additional information.

Purchasing this Rider could help preserve the Death Benefit.

If the Insured is younger than age 63 at the time of the total disability, the Rider coverage continues until the Insured turns age 65.  If the Insured is age 63 or older at the time of the total disability, the Rider coverage continues for 2 years.  This Rider is effective until the Rider’s term expires (unless we are paying a benefit under the Rider) or until you terminate the Rider by written request to our Home Office.

Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Premium Waiver Rider Charge.  We deduct a monthly Premium Waiver Rider Charge if you elect the Rider to compensate us for crediting the policy with the amount of scheduled due and payable Premium payments upon the Insured’s total disability for 6 consecutive months.  The Rider charge is the product of the Rider's benefit (the monthly policy credit) and the premium waiver cost rate.  We base the premium waiver cost rate on our expectations as to likelihood of the Insured's total disability for 6 consecutive months.  The premium waiver rider monthly rates are established at issue and will not change while the rider remains In Force.  At issue or upon reinstatement, rates will vary by policy based on the Insured's sex, Attained Age, underwriting class, and any substandard ratings.

The Premium Waiver Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and the Long Term Fixed Account.

Additional (insurance) Protection Rider

The benefit associated with the Additional (insurance) Protection Rider is term life insurance on the Insured, in addition to the Death Benefit, payable to the beneficiary upon the Insured’s death.

You may purchase this Rider at any time while the policy is In Force until the Insured reaches age 85.  The Rider benefit amount may vary monthly and is based on the chosen Death Benefit.  You may renew coverage annually until the Insured reaches Attained Age 100, when this Rider’s term expires.

Before deciding whether to purchase the Additional (insurance) Protection Rider it is important for you to know that when you purchase this Rider, the compensation received by your registered representative and his or her firm is less than when compared to purchasing insurance coverage under the base policy.  As a result of this compensation reduction, the charges assessed for the cost of insurance under this Rider will be lower for a significant period of time.  There are instances where the Additional (insurance) Protection Rider may require lower Premium to maintain the total death benefit over the life of the policy or may require increased Premium when compared to not purchasing the Rider at all.

There are also some distinct disadvantages to purchasing the Rider, such as not being able to extend the Maturity Date for coverage under the Rider (resulting in a loss of coverage at maturity).   Another disadvantage is the Rider only allows coverage under the Guaranteed Policy Continuation Provision for the first five policy years.  In comparison, the base policy allows longer coverage for issue ages under 70.  See the Guaranteed Policy Continuation Provision in the Lapse section of this prospectus.

If you have questions about whether the Rider is appropriate for you, please consult your registered representative for more specific information on this Rider and its potential benefits.  Your registered representative can answer your questions and provide you with illustrations demonstrating the impact of purchasing coverage under the Rider.

Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on the Cash Value.

Additional (insurance) Protection Rider Charge.  We deduct a monthly Additional (insurance) Protection Rider Charge if you elect the Rider to compensate us for providing term life insurance on the Insured.  The monthly cost of insurance charge for this Rider is determined by multiplying the Rider monthly cost of insurance rate by the Rider Death Benefit.  The Rider Death Benefit is the death benefit option elected by you.  We base the additional protection cost of insurance rate on our expectation as to the Insured's mortality.  The additional protection cost of insurance rate will vary by the Insured's sex,  issue age and number of years since the Policy Date, underwriting class, any substandard ratings, and the Specified Amount.

The Additional (insurance) Protection Rider Charge will be deducted proportionally from your Sub-Account allocations, Fixed Account allocations, and the Long Term Fixed Account.  Additionally, the guaranteed policy continuation provision will only cover the Additional (insurance) Protection Rider Charge for the first 5 policy years.

Wealth Guard Rider

The Wealth Guard Rider is designed to allow you to invest Premium in certain variable sub-accounts with protection from possible negative market performance.  The Rider guarantees that the Cash Value will, at minimum, equal the Benefit Base on the Rider Maturity Date.  If, on the Rider Maturity date, your policy’s Cash Value is less than the Benefit Base, we will apply a credit, in the amount of the difference between the Benefit Base and the Cash Value on the Maturity Date, to your policy's Cash Value (the “Rider Benefit”).  There is no Rider Benefit if:  (i) your policy's Cash Value is greater than the Benefit Base on the Rider Maturity Date; (ii) the insured dies before the Rider Maturity Date; or (iii) the policy lapses or is terminated before the Rider Maturity Date.  Additionally, there is a significant minimum premium requirement that must be met on the anniversary of each Policy Date in order to receive the highest possible Rider Benefit.  If this minimum premium requirement is not met in a given year, the Benefit Base may be reduced for that year.  Your choice of variable sub-accounts is also limited when you elect the Rider (see, “Wealth Guard Rider Available Investment Options” later in this section).

There are two guarantee options available under the Wealth Guard Rider.  The amount of the Rider Benefit will depend on which guarantee option you select.  The charge for the Rider will depend upon which guarantee option you select.  You can select only one of the available options, and you cannot change your election after the policy has been issued.

(1) The first option is the 85/85 option.  The 85/85 option guarantees a Benefit Base equal to the higher of (a) 85% of Premiums paid or (b) 85% of the policy’s highest anniversary cash value.

OR

(2) The second option is the 100/85 option.  The 100/85 option guarantees a Benefit Base equal to the higher of (a) 100% of Premiums paid or (b) 85% of the policy’s highest anniversary cash value.

Operationally, these options work the same way (i.e., they are subject to the same eligibility requirements and have the same sub-account restrictions).  The only differences between the guarantee options are: (i) the percentage factor that will be applied to Premiums paid when determining the Benefit Base, and (ii) the amount we charge for the level of guarantee.

Eligibility

You must meet or adhere to the following conditions in order to be eligible for the Rider:

Availability. The Wealth Guard Rider is only available for purchase at the time of application.  Once you have elected it and selected your guarantee option, you cannot revoke it nor are you permitted to change your selected guarantee option.  The

Rider may not be terminated once elected but it will terminate:  (i) if the underlying policy terminates; (ii) on the Rider Maturity Date; or (iii) when the Insured dies.

Minimum Rider Premium Requirement.  This policy does not require payment of scheduled Premium to keep it In Force (see “Premium Payments” earlier in this prospectus).  However, if you elect the Wealth Guard Rider, you will need to meet the minimum premium requirements of the Rider to prevent the Benefit Base from potentially being reduced.  The actual minimum Rider premium requirements vary by individual policy.  Please refer to your Policy Data Pages for your specific required minimum Rider premium amount.  Note:  Premiums paid under the Guaranteed Policy Continuation Provision may or may not be sufficient to meet the minimum premium required by the Rider.  In addition, benefits paid pursuant to the Premium Waiver Rider may not be sufficient to meet the minimum premium requirement of the Wealth Guard Rider, but will be considered Premium for purposes of determining whether the minimum Rider premium requirement has been met.

Determining Whether the Minimum Rider Premium Requirement Has Been Met:

On each Rider Valuation Date (excluding the Rider Maturity Date), we will compare the amount of Premium paid to date, less any partial surrenders, to the minimum premium required (as shown on your Policy Data Pages).  The Rider Maturity Date is the date on which any Rider Benefit, will be paid.  The Rider Valuation Date is the date on which the Benefit Base (described below) is calculated.  It occurs on the Policy Date, on each anniversary from the Policy Date on or before the Rider Maturity Date, and on the Rider Maturity Date.

Grace Period to meet Minimum Rider Premium Requirement:

If you have not met the minimum premium requirement on the Rider Valuation Date, we will notify you in writing.  You will have a 61-day grace period, during which you may submit additional premium to us.  (There is no grace period associated with the Rider Maturity Date).  If you submit enough Premium during the grace period to meet the Rider's minimum premium requirement, your Benefit Base will not be reduced.  If you do not submit enough Premium to meet the minimum, your Benefit Base may be reduced.  Such reductions may result in a lower Rider Benefit being available to you upon the Rider Maturity Date.  If you do not meet the minimum premium required in any given policy year, your Benefit Base may be reduced.  Reductions cannot be made up in subsequent policy years by paying additional premium.  Failure to meet minimum premium amounts required by the Rider will not terminate the Rider or the policy, but could significantly reduce the Rider Benefit.

Age Restrictions and Rider Duration.  The maximum issue age for the Rider is age 55.  The Rider Maturity Date is chosen by you at application subject to the minimum duration requirements.  Once you choose the maturity date, you will be permitted to extend it only with our written consent.  You will not be permitted to shorten the duration of the Rider.  You will not be permitted to revoke the Rider.

Rider Duration

Issue Age	Minimum Maturity Period	Maximum Maturity Period
0-50	20 Years	(70 – Issue Age) Years
51-55	(70 – Issue Age) Years	(70 – Issue Age) Years

Minimum Specified Amount.  You must choose a Specified Amount of at least $250,000 to elect the Rider.  You will not be permitted to make changes to the policy that cause the Specified Amount to go below $250,000.

IRS qualification as life insurance.  The guideline premium/cash value corridor test must be used to test the policy for compliance with Internal Revenue Code 7702.  The cash value accumulation test may not be used, which may impact the amount of Premium you may pay into the policy (see, “The Minimum Required Death Benefit” section for additional information).  Please discuss the potential ramifications of purchasing this policy using the guideline premium/cash value corridor test instead of the cash value accumulation test with your tax adviser.

Determining the Benefit Base for the 85/85 Guarantee Option

The Benefit Base is determined on each Rider Valuation Date and is calculated as the greater of (A) or (B) where:

  (A) is the Cash Value Amount; and

  (B) is the Return of Premium Amount.

Cash Value Amount

On the Policy Date, the Cash Value Amount is equal to zero. On each subsequent Rider Valuation Date, the Cash Value Amount is equal to the greater of:

(1) the Cash Value of the policy on the current Rider Valuation Date multiplied by 85%; or

(2) the Cash Value Amount on the preceding Rider Valuation Date reduced by the amount of any partial surrenders taken between the current Rider Valuation Date and the preceding Rider Valuation Date.  If the Minimum Rider Premium Requirement has not been met, then the prior Cash Value Amount will also be reduced by the total of Monthly Deductions since the preceding Rider Valuation Date.  Monthly Deductions are the periodic charges (other than mutual fund operating expenses) that are deducted from Cash Value on a monthly basis and are described in the Fee Tables at the beginning of this prospectus.

Return of Premium Amount

On the Policy Date, the Return of Premium Amount is zero.  On each subsequent Rider Valuation Date, the Return of Premium Amount is equal to (1) plus (2) minus (3) minus (4), where:

(1) is the Return of Premium Amount on the preceding Rider Valuation Date;

(2) is the 85% Premium Percentage Factor multiplied by the amount of all Premiums received between the current Rider Valuation Date and the preceding Rider Valuation Date;

(3) is the amount of any partial surrenders taken between the current Rider Valuation Date and the preceding Rider Valuation Date; and

(4) is the total of Monthly Deductions taken between the current Rider Valuation Date and the preceding Rider Valuation Date if the Minimum Rider Premium Requirement has not been met, and zero (0) otherwise.

Determining the Rider Benefit for the 85/85 Guarantee Option on the Rider Maturity Date

On the Rider Maturity Date, the final Benefit Base calculation is performed and the Rider Benefit is calculated.  Unlike the prior policy years, there is no opportunity to catch up on Premium payments if you have not met the minimum premium amount required by the Rider.  The Rider Benefit is calculated as follows:

(1) The Cash Value Amount and the Return of Premium Amount are calculated.

(2) The higher of the Cash Value Amount and the Return of Premium Amount will be the Benefit Base.

(3) The Cash Value is determined.

(4) The Benefit Base is compared with the Cash Value.

(5a) If the Cash Value is less than the Benefit Base, the Rider Benefit will equal the difference between the Benefit Base and the Cash Value.  The Rider Benefit will be credited to the Cash Value on the Rider Maturity Date; - or -

(5b) If the Cash Value is greater than the Benefit Base, there is no Rider Benefit.

(6) The Rider terminates and all restrictions and fees associated with it will be removed.

Determining the Benefit Base for the 100/85 Guarantee Option

The Benefit Base is determined on each Rider Valuation Date and is calculated as the greater of (A) or (B) where:

  (A) is the Cash Value Amount; and

  (B) is the Return of Premium Amount.

Cash Value Amount

On the Policy Date, the Cash Value Amount is equal to zero. On each subsequent Rider Valuation Date, the Cash Value Amount is equal to the greater of:

(1) the Cash Value of the policy on the current Rider Valuation Date multiplied by 85%; or

(2) the Cash Value Amount on the preceding Rider Valuation Date reduced by the amount of any partial surrenders taken between the current Rider Valuation Date and the preceding Rider Valuation Date.  If the Minimum Rider Premium Requirement has not been met, then the prior Cash Value Amount will also be reduced by the total of Monthly Deductions since the preceding Rider Valuation Date.  Monthly Deductions are the periodic charges (other than mutual fund operating expenses) that are deducted from Cash Value on a monthly basis and are described in the Fee Tables at the beginning of this prospectus.

Return of Premium Amount

On the Policy Date, the Return of Premium Amount is zero.  On each subsequent Rider Valuation Date, the Return of Premium Amount is equal to (1) plus (2) minus (3) minus (4), where:

(1) is the Return of Premium Amount on the preceding Rider Valuation Date;

(2) is the 100% Premium Percentage Factor multiplied by the amount of all Premiums received between the current Rider Valuation Date and the preceding Rider Valuation Date;

(3) is the amount of any partial surrenders taken between the current Rider Valuation Date and the preceding Rider Valuation Date; and

(4) is the total of Monthly Deductions taken between the current Rider Valuation Date and the preceding Rider Valuation Date if the Minimum Rider Premium Requirement has not been met, and zero (0) otherwise.

Determining the Rider Benefit for the 100/85 Guarantee Option on the Rider Maturity Date

On the Rider Maturity Date, the final Benefit Base calculation is performed and the Rider Benefit is calculated.  Unlike the prior policy years, there is no opportunity to catch up on Premium payments if you have not met the minimum premium amount required by the Rider.  The Rider Benefit is calculated as follows:

(1) The Cash Value Amount and the Return of Premium Amount are calculated.

(2) The higher of the Cash Value Amount and the Return of Premium Amount will be the Benefit Base.

(3) The Cash Value is determined.

(4) The Benefit Base is compared with the Cash Value.

(5a) If the Cash Value is less than the Benefit Base, the Rider Benefit will equal the difference between the Benefit Base and the Cash Value.  The Rider Benefit will be credited to the Cash Value on the Rider Maturity Date; - or -

(5b) If the Cash Value is greater than the Benefit Base, there is no Rider Benefit.

(6) The Rider terminates and all restrictions and fees associated with it will be removed.

Charges

We deduct a monthly Wealth Guard Rider Charge if you elect the Wealth Guard Rider that will compensate us for the risk we assume if your policy sustains poor investment experience while the Rider is In Force.  The Rider's charge varies depending upon the guarantee option you elect:

Wealth Guard Option	Monthly Deduction*
Wealth Guard 85/85	$0.58 per $1,000 of Cash Value
Wealth Guard 100/85	$0.96 per $1,000 of Cash Value

*The Rider charge is deducted monthly from Cash Value and is taken proportionately from the Sub-Accounts, the Fixed Account and the Long Term Fixed Account.  We may raise the current charge for this Rider for either or both guarantee options after it has been issued.  If the price is increased for existing issues of the Rider, we will notify you in writing.  The maximum possible charge associated with the Rider is $1.25 per $1,000 of Cash Value.

We continue to deduct the Wealth Guard Rider Charge for as long as the Rider is In Force.  You may not revoke the Rider after the policy has been issued.  However, the minimum premium requirement associated with the Wealth Guard Rider will not be waived (see "Special Considerations" below).

Because we deduct the Rider charge from the Cash Value, purchase of this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Wealth Guard Rider Available Investment Options

Only certain Sub-Accounts are available when you elect the Wealth Guard Rider.  Nationwide selected the available Sub-Accounts on the basis of certain risk factors associated with each Sub-Account’s investment objective.  The Sub-Accounts not made available in conjunction with the Rider were excluded on the basis of similar risk considerations.

Election of the Wealth Guard Rider will not be effective unless we receive Sub-account allocation instructions based on the list of available investment options. When the Wealth Guard Rider is elected, only the following investment options are available:

1.	the Fixed Account; and/or

2.	the Long Term Fixed Account (if available in your state); and/or

3.	a variable investment option, which could be one of the following:

a.	if the Nationwide Allocation Architect service is available, one of the models available through that service (an “NAA Model”) (see "Policy Owner Services"); or

b.	any combination of the Sub-Accounts listed below (hereafter, the “Wealth Guard investment options”):

Wealth Guard investment options:

AIM Variable Insurance Funds
•	AIM V.I. Basic Value Fund: Series I Shares
•	AIM V.I. Capital Appreciation Fund: Series I Shares
•	AIM V.I. Capital Development Fund: Series I Shares

American Century Variable Portfolios, Inc.
•	American Century VP Mid Cap Value Fund: Class I
•	American Century VP Ultra Fund: Class I
•	American Century VP Value Fund: Class I
•	American Century VP Vista Fund: Class I

American Century Variable Portfolios II, Inc.
•	American Century VP Inflation Protection Fund: Class II

Dreyfus
•	Dreyfus Stock Index Fund, Inc.: Initial Shares
•	Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial Shares

Federated Insurance Series
•	Federated Quality Bond Fund II: Primary Shares

Fidelity Variable Insurance Products Fund
•	VIP Equity-Income Portfolio: Service Class
•	VIP Growth Portfolio: Service Class

Fidelity Variable Insurance Products Fund II
•	VIP Contrafund® Portfolio: Service Class
•	VIP Investment Grade Bond Portfolio: Service Class

Fidelity Variable Insurance Products Fund III
•	VIP Mid Cap Portfolio: Service Class

Fidelity Variable Insurance Products Fund IV
•	VIP Freedom Fund 2010 Portfolio: Service Class
•	VIP Freedom Fund 2020 Portfolio: Service Class
•	VIP Freedom Fund 2030 Portfolio: Service Class

Franklin Templeton Variable Insurance Products Trust
•	Franklin Income Securities Fund: Class 2

Janus Aspen Series
•	Forty Portfolio: Service Shares

Lehman Brothers Advisers Management Trust
•	AMT Short Duration Bond Portfolio: I Class

MFS® Variable Insurance Trust
•	MFS Value Series: Initial Class

Nationwide Variable Insurance Trust
•	American Funds NVIT Asset Allocation Fund: Class II

•	American Funds NVIT Bond Fund: Class II
•	American Funds NVIT Growth Fund: Class II
•	NationwideNVIT Government Bond Fund: Class I
•	Nationwide NVIT Investor Destinations Funds: Class II
➢	Nationwide NVIT Investor Destinations Conservative Fund: Class II
➢	Nationwide NVIT Investor Destinations Moderately Conservative Fund: Class II
➢	Nationwide NVIT Investor Destinations Moderate Fund: Class II
➢	Nationwide NVIT Investor Destinations Moderately Aggressive Fund: Class II
➢	Nationwide NVIT Investor Destinations Aggressive Fund: Class II
•	Nationwide NVIT Mid Cap Growth Fund: Class I
•	Nationwide NVIT Money Market Fund: Class I
•	Nationwide NVIT U.S. Growth Leaders Fund: Class I
•	NVIT Nationwide® Fund: Class I
•	NVIT Mid Cap Index Fund: Class I
•	Van Kampen NVIT Comstock Value Fund: Class I

Neuberger Berman Advisers Management Trust
•	AMT Regency Portfolio: S Class
•	AMT Socially Responsive Portfolio: I Class

Oppenheimer Variable Account Funds
•	Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
•	Oppenheimer Main Street Fund®/VA: Non-Service Shares

T. Rowe Price Equity Series, Inc.
•	T. Rowe Price Blue Chip Growth Portfolio: Class II
•	T. Rowe Price Equity Income Portfolio: Class II
•	T. Rowe Price Limited Term Bond Portfolio: Class II

Van Kampen
The Universal Institutional Funds, Inc.
•	Core Plus Fixed Income Portfolio: Class I

The following Sub-Account is only available in policies for which good order applications were received before May 1, 2007

American Century Variable Portfolios, Inc.
•	American Century VP Ultra Fund: Class I

Allocations to Sub-accounts other than those listed above are not permitted when the Rider is in force.  We reserve the right to modify the list of Wealth Guard investment options upon written notice to policy owners.

You may instruct Nationwide to move your allocations back and forth between an NAA Model and the Wealth Guard investment options at any time while the Rider is In Force, which will be considered a transfer event.  While the Rider is In Force, your variable investment allocation (current and future) instruction must be entirely (100%) in either (i) an NAA model or (ii) any of the Wealth Guard investment options listed above.  If your instructions contain allocations not described in the preceding sentence, the instructions will not be processed by Nationwide.  Instead, Nationwide will notify you that you have submitted improper instructions and your variable investment allocation will remain unchanged until Nationwide receives instructions containing only an NAA Model or Wealth Guard investment options.  If you elect to participate in the Nationwide Allocation Architect service, the terms and conditions associated with that service apply (see, “Nationwide Allocation Architect”).

Special Considerations
•	The Wealth Guard Rider has no cash value until its Maturity Date.
•
There is no Rider Benefit if:  (i) your policy's Cash Value is greater than the Benefit Base on the Rider Maturity Date; (ii) the insured dies before the Rider Maturity Date; or (iii) the policy lapses or is terminated before the Rider Maturity Date.  In addition, the Rider Benefit may be limited if you invest substantially, and for an extended period of time, in a fixed account or a money market Sub-Account.  Please consult a qualified financial adviser in conjunction with making investment allocations.

•
While there is no obligation to make Premium payments under the policy, failure to meet the minimum Rider premium requirements may significantly reduce the Benefit Base and, ultimately, the Rider Benefit.

•	Partial surrenders taken while the policy is In Force may reduce the Benefit Base.
•	There is no grace period to catch up on Premium payments on the Rider Maturity Date.
•
If you elected the Long-Term Care Rider in conjunction with the Wealth Guard Rider, you will continue to have the charge for the Wealth Guard Rider deducted from your Cash Value even when a claim is being paid out under the terms of the Long-Term Care Rider.

•
If you elected the Premium Waiver Rider, the Premium amount credited to your policy under the terms of that Rider (if invoked) may not be enough to meet the minimum premium required by the Wealth Guard Rider.  The minimum premium requirement of the Wealth Guard Rider is not waived if you invoke the Premium Waiver Rider.  Therefore, if the credit received under the Premium Waiver Rider does not meet the minimum premium required by the Wealth Guard Rider your Benefit Base may be reduced unless you make up the difference.  Premium paid pursuant to the Premium Waiver Rider is considered Premium for purposes of the Wealth Guard Rider.

Policy Owner Services

Dollar Cost Averaging

You may elect to participate in a dollar cost averaging program.  Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations and promote a more stable Cash Value and Death Benefit over time.  Policy owners may direct us to automatically transfer specific amounts from the Fixed Account and the Federated Insurance Series – Federated Quality Bond Fund II: Primary Shares, NVIT – Nationwide NVIT Government Bond Fund: Class I, and the NVIT – Nationwide NVIT Money Market Fund: Class I to any other Sub-Account.  Transfers from the Fixed Account must be no more than 1/30th of the Fixed Account value at the time you elect to participate in the program.

You may elect to participate in the dollar cost averaging program at the time of application or at a later date by submitting an election form.  An election to participate in the program that is submitted after application will be effective at the beginning of the next policy month.  There is no charge for dollar cost averaging and dollar cost averaging transfers do not count as transfer events.  We will continue to process dollar cost averaging transfers until there is no more value left in originating investment option(s) or until you instruct us to terminate your participation in the service.

Dollar cost averaging programs may not be available in all states.  We do not assure the success of these strategies and we cannot guarantee that dollar cost averaging will result in a profit or protect against a loss.  You should carefully consider your financial ability to continue these programs over a long enough period of time to purchase Accumulation Units when their value is low, as well as when their value is high.  We may modify, suspend or discontinue these programs at any time.  We will notify you in writing 30 days before we do so.

Enhanced Dollar Cost Averaging. Periodically, we may offer enhanced dollar cost averaging programs that can be used in connection with initial Premiums.  Under an enhanced dollar cost averaging program, the interest rate credited to the initial Premium allocated to the Fixed Account will be greater than the interest rate credited to standard Fixed Account allocations.  Enhanced dollar cost averaging programs will last for 1 year and your Premium will be transferred from the Fixed Account to the selected Sub-Account(s) based on the following schedule:

Beginning of Month	2	3	4	5	6	7	8	9	10	11	12
Fraction of Remaining Cash Value Transferred	1/11	1/10	1/9	1/8	1/7	1/6	1/5	1/4	1/3	1/2	Remaining Amount

Asset Rebalancing

You may elect to participate in an asset rebalancing program.  Asset rebalancing involves the automatic rebalancing of the Cash Value in your chosen Sub-Accounts (up to 20) on a periodic basis.  You can schedule asset rebalancing to occur every 3, 6, or 12 months on days when we price Accumulation Units.  There is no charge for asset rebalancing, but it does count as a transfer event.

You may elect to participate in an asset rebalancing program at the time of application or at a later date by submitting an election form.  Unless you elect otherwise, asset rebalancing will not affect the allocation of Premiums you pay after beginning the program.  Asset rebalancing is not available for the Long Term Fixed Account.  Manual transfers will not automatically terminate the program.  Termination of asset rebalancing will only occur as a result of your specific instruction to do so.  We reserve the right to modify, suspend or discontinue asset rebalancing at any time.

Nationwide Allocation Architect

Nationwide may make available for use by policy owners the Nationwide Allocation Architect, an asset allocation service that enables policy owners to have their variable account Cash Value invested according to an investment model.  The models diversify among asset classes to achieve specific investment goals and are based on different profiles of an investor's willingness to accept investment risk.  Participants in the program may elect one of 5 available models:

•  Conservative;

•  Moderately Conservative;

•  Moderate;

•  Moderately Aggressive; and

•  Aggressive.

Each model is comprised of Sub-Accounts of underlying funds that are currently available as investment options in this policy.  The Sub-Accounts within each model and their weightings are selected according to each model's risk tolerance and investment goal.  More information about the program and the models is available in the brochure for the program.

Nationwide Investment Advisors, LLC as Investment Adviser

For those polices that elect to use the Nationwide Allocation Architect, Nationwide Investment Advisors, LLC ("NIA") will serve as investment adviser to each participating policy owner for the sole purposes of developing and maintaining the models.  In this capacity, NIA will act as a fiduciary.  Policy owners will receive a copy of NIA's Form ADV at the time of application, which contains more information about NIA's role as investment adviser.

Evaluating and Updating the Models

At least twice each calendar year, NIA will evaluate the models to assess whether the combination and allocation percentages of the Sub-Accounts within each model optimizes the return potential for that model.  If deemed necessary by NIA, NIA will update the models, with such updates taking effect on or about January 1 and July 1 of each year.  NIA may evaluate and update the models more frequently at its sole discretion.

Updating the models could entail adding or removing one or more Sub-Accounts from a model, or changing the allocation percentages among existing Sub-Accounts.  Currently, NIA updates the models based on information received from an independent third-party firm.  NIA reserves the right to change the third-party firm (where permitted by law) upon 30 days' written notice to policy owners.  NIA takes sole responsibility for monitoring and updating the models.

Nationwide will send policy owners written notice of model updates approximately 30 days before the model changes are to be implemented.  You should review these notices carefully.  If the policy owner is comfortable with the model changes, the policy owner need not take any action.  If the policy owner is not comfortable with the model changes, the policy owner may switch to a different model or terminate their participation in the service.

On or about each January 1 and July 1 (or any other day that NIA updates the models), Nationwide will reallocate the variable account Cash Value of policies participating in the service pursuant to the discretionary authority granted to Nationwide as a requirement to participate in the service.  The reallocation will rebalance the variable account Cash Value to the updated model allocations.  If the scheduled date for the reallocation is a Saturday, Sunday, recognized holiday, or any other day that the New York Stock Exchange is closed, the reallocation will occur on the next business day.  Each reallocation is considered a transfer event.  However, the automatic reallocation transfers within the Nationwide Allocation Architect are not subject to Short-Term Trading Fees.

Quarterly Rebalancing

In addition to reallocating the variable account Cash Value when the models change, Nationwide will also reallocate the variable account Cash Value at the end of each calendar quarter, referred to as quarterly rebalancing.  If the end of a calendar quarter is a Saturday, Sunday, recognized holiday, or any other day that the New York Stock Exchange is closed, the quarterly rebalancing will occur on the next business day.  Each quarterly rebalancing is considered a transfer event.  However, quarterly rebalancing transfers within the Nationwide Allocation Architect are not subject to Short-Term Trading Fees.

Election of the Nationwide Allocation Architect

There is no additional charge for participating in the Nationwide Allocation Architect.  If the service is available, a policy owner may elect to begin participating at any time by communicating the election to Nationwide in writing to Nationwide's service center.  Once the election is received and processed, Nationwide will allocate the entire policy Cash Value that is allocated to the variable account in accordance with the elected model.  Allocations to the Fixed Account will remain so invested.  Only one model may be elected at any given time.  The Nationwide Allocation Architect is not available for policies with Cash Value allocated to the Long Term Fixed Account.

While the Nationwide Allocation Architect is in effect, the policy owner will not be permitted to transfer Cash Value among the Sub-Accounts without first terminating their participation in the service.  Policy owners may transfer fixed investment option Cash Value into the variable account (and thus, the elected model) only as permitted by any fixed investment option transfer restrictions in effect at the time, see "Fixed Investment Option Transfers" for more information.  Policy owners may transfer variable account Cash Value into the Fixed Account as permitted by the policy.  Any subsequent Premium submitted that is to be allocated to the Sub-Accounts will also be allocated according to the currently elected model.  Any partial surrenders or loans taken from the policy while the Nationwide Allocation Architect is in effect will be taken proportionally from the Sub-Accounts and, if there are insufficient amounts in the Sub-Accounts, the Fixed Account.  Any charges assessed to the policy will be taken proportionally from all investments in the policy.  A policy owner participating in the Nationwide Allocation Architect may not participate in Asset Rebalancing.  However, a policy owner may use the Nationwide Allocation Architect in connection with a Dollar Cost Averaging program utilizing the Fixed Account.

When electing a model, please consult a qualified financial adviser to determine the most appropriate model based on the policy owner's particular financial needs, time horizon, and willingness to accept investment risk.  The investment adviser may use tools to make this determination that are either independently acquired or provided by Nationwide.  However, Nationwide bears no responsibility for the investment decision.

Changing Models

Policy owners participating in the Nationwide Allocation Architect may elect to change models at any time.  An election to change models must be communicated to Nationwide in writing or over the telephone to Nationwide's service center.  An election to change models will be immediate and will not be subject to Short-Term Trading Fees.

Nationwide reserves the right to limit the number of times a policy owner can change models each year.

Terminating Participation in the Nationwide Allocation Architect

Once participation in the service has begun, it may only be terminated upon the specific written request of the policy owner.  Once a policy owner's participation in the service is terminated, the Cash Value will remain invested as it was on the last day of participation in the program unless and until Nationwide is instructed otherwise.  Additionally, please be aware that the terms of the "Sub-Account Transfers" provision apply.

Nationwide reserves the right to terminate the availability of this service at any time.

Risks Associated with the Nationwide Allocation Architect

The models are designed to optimize returns based on different risk tolerances.  However, neither Nationwide nor NIA guarantees that participation in the Nationwide Allocation Architect will result in a profit or protect against a loss.

NIA may be subject to competing interests that may affect its decisions as to the Sub-Accounts offered in the models.  Specifically, some of the Sub-Accounts correspond to underlying mutual funds owned by a NIA affiliate, some underlying mutual funds may pay more revenue to NISC (NIA's affiliate) than others, and some underlying mutual funds may pay more revenue to Nationwide (NIA's parent company) than others.  However, NIA believes that its fiduciary responsibilities to the policy owners that elect a model outweigh any conflict that may exist relating to the underlying mutual funds, enabling it to make substantially unbiased choices as to the Sub-Accounts within the models.

Policy Loans

After the expiration of the free-look period and while the policy is In Force, you may take a loan against the policy's Cash Value.  Loan requests must be submitted in writing to our Home Office.  You may increase your risk of Lapse if you take a policy loan.  There also may be adverse tax consequences.  You should obtain competent tax advice before you decide to take a policy loan.

Loan Amount and Interest Charged

Subject to conditions, you may take a policy loan of no more than 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the fixed investment options less any Surrender Charge.  The minimum loan amount is $200.

We charge interest on the amount of outstanding Indebtedness at the maximum guaranteed rate of 3.9% per annum.  The interest will accrue daily and is payable at the end of each policy year.  If the interest is not paid when due, we will add it to the outstanding loan amount by transferring a corresponding amount of Cash Value from each Sub-Account to the loan account in the same proportion as your Sub-Account allocations.

Collateral and Interest Earned

As collateral for the policy loan, we will transfer Cash Value equal to the policy loan amount to the policy loan account.  Amounts transferred from the Sub-Accounts will be in the same proportion as your Sub-Account allocations, unless you instruct otherwise.  We will only transfer amounts from the Fixed Account if the loan amount exceeds 90% of the Cash Value allocated to the Sub-Accounts.  Finally, we will only transfer amounts from the Long Term Fixed Account if the Fixed Account allocations are depleted.

Amounts in the policy loan account will accrue and be credited daily interest at a rate of 3.0% per annum (guaranteed minimum of 3.0%) in policy years 1 through 10, and 3.9% per annum (guaranteed minimum of 3.65%) in policy year 11 and thereafter.

Net Effect of Policy Loans
We will charge interest on the outstanding loan amount and credit interest to the policy loan account at the same time.  In effect, the loan interest charged rate is netted against the interest crediting rate, and this is the amount that you are "charged" for taking the policy loan.  The maximum and current charges shown in the Periodic Charges Other Than Mutual fund Operating Expenses table do not reflect the interest that is credited to amounts in the loan account.  When the interest charged is netted against the interest credited, the net cost of a policy loan is lower than that which is stated in the table.

The amount transferred to the loan account will neither be affected by the Investment Experience of the Sub-Accounts, nor is it a part of our general account and it will not be credited with the same interest rates credited to fixed investment option allocations.  Even if it is repaid, a policy loan will affect the policy, the Cash Surrender Value and the Death Benefit.  If your total Indebtedness ever exceeds the policy's Cash Value, your policy may Lapse.

Repayment

You may repay all or part of a policy loan at any time while the policy is In Force during the Insured’s lifetime.  The minimum repayment amount is $50.  We will apply all loan repayments to the Sub-Accounts in the same proportion as your current Sub-Account allocations, unless you indicate otherwise.  While your policy loan is outstanding, we will treat any payments that you make as Premium payments, unless you indicate otherwise.  Repaying a policy loan will cause the Death Benefit and net Cash Surrender Value to increase accordingly.

Lapse

The policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the monthly policy charges.  You can avoid Lapsing the policy by paying the amount required by the guaranteed policy continuation provision, or you can invoke the Policy Guard Rider to prevent the policy from Lapsing due to Indebtedness.  Before any policy Lapses, there is a Grace Period during which you can take action to prevent the Lapse.  Subject to certain conditions, you may reinstate a policy that has Lapsed.

Guaranteed Policy Continuation Provision

During the guaranteed policy continuation period, the policy will not Lapse if you pay an amount equal to or greater than the Policy Continuation Premium Amount shown on the Policy Data Page.  The Policy Continuation Premium Amount will vary by the Insured's issue age and number of years since the Policy Date, sex, underwriting class, any substandard ratings, the Insured's involvement in certain risky activities, the Specified Amount (including increases), and any Riders elected.

The Policy Continuation Premium Amount shown on the Policy Data Page will not be accurate if you take any policy loans or partial surrenders, or if you increase the Specified Amount, after the policy is issued.  Upon request and for no charge, we will determine whether your Premium payments, less policy loans and partial surrenders, are sufficient to keep the guaranteed policy continuation provision in effect.

When the guaranteed policy continuation period ends, if the Cash Surrender Value remains insufficient to cover the monthly policy charges, the policy is at risk of Lapsing and a Grace Period will begin.  The guaranteed policy continuation provision is subject to state insurance restrictions and may be different in your state and for your policy.  There is no charge for the guaranteed policy continuation provision.

Duration of the Guaranteed Policy Continuation Period.  The guaranteed policy continuation period begins when we issue the policy.  How long the guaranteed policy continuation period lasts depends on the Insured's age at the time of policy issuance, as reflected in the following table:

Insured's Age at Policy Issuance:	55 or Younger	56 through 69	70 or Older
Duration of Guaranteed Policy Continuation Period:	30 policy years or until the Insured reached Attained Age 65, whichever comes first	10 policy years	5 policy years

Grace Period

At the beginning of a Grace Period, we will send you a notice that will indicate the amount of Premium you must pay to avoid Lapsing the policy.  This amount is equal to the lesser of 3 times the current monthly deductions, or the amount of Premium that will bring the guaranteed policy continuation provision back into effect, if applicable.  If you do not pay the indicated amount within 61 days, the policy and all Riders will Lapse.

The Grace Period will not alter the operation of the policy or the payment of Proceeds.

Reinstatement

You may reinstate a Lapsed policy by:

•	submitting, at any time within 3 years after the end of the Grace Period and before the Maturity Date, a written request to reinstate the policy;

•	providing any evidence of insurability that we may require;

•
paying sufficient Premium to keep the policy In Force for 3 months from the date of reinstatement, or, if the policy is in the guaranteed policy continuation period, paying the lesser of (a) and (b) where:

(a)	is the amount of Premium sufficient to keep the policy In Force for 3 months from the date of reinstatement; and

(b)	is the amount of Premium sufficient to bring the guaranteed policy continuation provision into effect;

•	paying sufficient Premium to cover all policy charges that were due and unpaid during the Grace Period; and

•	repaying or reinstating any Indebtedness that existed at the end of the Grace Period.

Subject to satisfactory evidence of insurability, you may also reinstate any Riders.

The effective date of a reinstated policy (including any Riders) will be the monthly anniversary date on or next following the date we approve the application for reinstatement.  If the policy is reinstated, the Cash Value on the date of reinstatement will be set equal to the lesser of:

•	the Cash Value at the end of the Grace Period; or

•	the Surrender Charge corresponding to the policy year in which the policy is reinstated.

We will then add to the Cash Value any Premiums or loan repayments that you made to reinstate the policy.

The Sub-Account allocations that were in effect at the start of the Grace Period will be reinstated, unless you indicate otherwise.

Surrenders

Full Surrender

You may surrender the policy for the Cash Surrender Value at any time while the Insured is alive.  The Cash Surrender Value equals the policy's Cash Value minus any Indebtedness and the Surrender Charge.  A surrender will be effective as of the date we receive the policy and your written surrender request at our Home Office.  We reserve the right to postpone payment of that portion of the Cash Surrender Value attributable to the fixed investment options for up to 6 months.

Partial Surrender

You may request, in writing to our Home Office, a partial surrender of the policy’s Cash Surrender Value at any time after the policy has been In Force for one year.  Currently, we do not assess a Partial Surrender Fee.  However, we reserve the right to assess a Partial Surrender Fee to each partial surrender that equals the lesser of $25 or 2% of the amount surrendered.

We reserve the right to limit the number of partial surrenders to 1 per policy year.  The minimum amount of any partial surrender request is $200.  A partial surrender cannot cause the total Specified Amount to be reduced below the minimum Specified Amount indicated on the Policy Data Page, and after any partial surrender, the policy must continue to qualify as life insurance under Section 7702 of the Code.  Partial surrenders may be subject to income tax penalties.  They could also cause your policy to become a "modified endowment contract" under the Code, which could change the income tax treatment of any distribution from the policy.

If you take a partial surrender, we will surrender Accumulation Units from the Sub-Accounts proportionally based on the current variable account Cash Value to equal the amount of the partial surrender.  If there are insufficient Accumulation Units available, we will surrender amounts from the Fixed Account.  Only if there is insufficient value in the Sub-Accounts and the Fixed Account will we surrender amounts allocated to the Long Term Fixed Account.

Reduction of the Specified Amount due to a Partial Surrender.  When you take a partial surrender, we will reduce the Specified Amount to keep the Net Amount At Risk the same as before the partial surrender.  The policy’s charges going forward will be based on the new Specified Amount causing the charges to be lower than they were prior to the partial surrender.

Any reduction of the Specified Amount will be made in the following order: against the most recent increase in the Specified Amount, then against the next most recent increases in the Specified Amount in succession, and finally, against the initial Specified Amount.

The Death Benefit

Calculation of the Death Benefit

We will calculate the Death Benefit and pay it to the beneficiary when we receive (at our Home Office) all information required to process the Death Benefit, including, but not limited to, proof that the Insured has died.  The Death Benefit may be subject to an adjustment if you make an error or misstatement upon application, or if the Insured dies by suicide.

While the policy is In Force, the Death Benefit will never be less than the Specified Amount.  The Death Benefit will depend on which Death Benefit option you have chosen and the tax test you have elected, as discussed in greater detail below.  Also, the Death Benefit may vary with the Cash Value of the policy, which is affected by Investment Experience, outstanding Indebtedness, and any due and unpaid monthly deductions that accrued during a Grace Period.

Death Benefit Options

There are 3 Death Benefit options under the policy.  You may choose one.  If you do not choose one of the following Death Benefit options, we will assume that you intended to choose Death Benefit Option One.  Not all Death Benefit options are available in all states.

Death Benefit Option One.  The Death Benefit will be the greater of the Specified Amount or the Minimum Required Death Benefit.

Death Benefit Option Two.  The Death Benefit will be the greater of the Specified Amount plus the Cash Value as of the date of death, or the Minimum Required Death Benefit.

Death Benefit Option Three.  The Death Benefit will be the greater of the Specified Amount plus the accumulated premium account (which consists of all Premium payments minus all partial surrenders as of the date of the Insured's death), or the Minimum Required Death Benefit.  The amount of the accumulated premium account, which will be based on the Option Three Interest Rate stated on the Policy Data Page, will be no less than zero or more than the Option Three Maximum Increase which is also stated on the Policy Data Page.

The Minimum Required Death Benefit

The policy has a Minimum Required Death Benefit.  The Minimum Required Death Benefit is the lowest Death Benefit that will qualify the policy as life insurance under Section 7702 of the Code.

The tax tests for life insurance generally require that the policy have a significant element of life insurance and not be primarily an investment vehicle.  At the time we issue the policy, you irrevocably elect one of the following tests to qualify the policy as life insurance under Section 7702 of the Code:

•	the cash value accumulation test; or

•	the guideline premium/cash value corridor test.

If you do not elect a test, we will assume that you intended to elect the guideline premium/cash value corridor test.

The cash value accumulation test determines the Minimum Required Death Benefit by multiplying the Cash Value by a percentage described in the federal tax regulations.  The percentages depend upon the Insured's age, sex, and underwriting classification.  Under the cash value accumulation test, there is no limit to the amount that may be paid in Premiums as long as there is sufficient Death Benefit in relation to the Cash Value at all times.

The guideline premium/cash value corridor test determines the Minimum Required Death Benefit by comparing the Death Benefit to an applicable percentage of the Cash Value.  These percentages are set out in the Code, but the percentage varies only by the Attained Age of the Insured.

 In deciding which test to elect for your policy, you should consider the following:

•
The cash value accumulation test generally allows flexibility to pay more premium, subject to our approval of any increase in the policy's Net Amount At Risk that would result from higher premium payments.  Premium payments under the guideline premium cash value corridor test are limited by Section 7702 of the Code.

•
Generally, the guideline premium cash value corridor test produces a higher death benefit in the early years of the policy while the cash value accumulation test produces a higher death benefit in the policy's later years.

•	Monthly cost of insurance charges that vary with the amount of the death benefit may be greater during the years when the elected test produces a higher death benefit.

Consult a qualified tax adviser on all tax matters involving your policy.

Regardless of which test you elect, we will monitor compliance to ensure that the policy meets the statutory definition of life insurance for federal tax purposes.  As a result, the Proceeds payable under a policy should be excludable from gross income of the beneficiary for federal income tax purposes.  We may refuse additional Premium payments or return Premium payments to you so that the policy continues to meet the Code's definition of life insurance.

Changes in the Death Benefit Option

After the first policy year, you may elect to change the Death Benefit option from either Death Benefit Option One to Death Benefit Option Two, or from Death Benefit Option Two to Death Benefit Option One.  You may not change to Death Benefit Option Three.  However, you may change from Death Benefit Option Three to Death Benefit Option One or Death Benefit Option Two.  We will permit only 1 change of Death Benefit option per policy year.  The effective date of a change will be the monthly policy anniversary following the date we approve the change.

For any change in the Death Benefit option to become effective, the Cash Surrender Value after the change must be sufficient to keep the policy In Force for at least 3 months.

Upon effecting a Death Benefit option change, we will adjust the Specified Amount so that the Net Amount At Risk remains the same.  The policy’s charges going forward will be based on the adjusted Specified Amount causing the charges to be higher or lower than they were prior to the change.  We will refuse a Death Benefit option change that would reduce the Specified Amount to a level where the Premium you have already paid would exceed any premium limit under the tax tests for life insurance.

Where the policy owner has selected the guideline premium/cash value corridor test, a change in Death Benefit option will not be permitted if it results in the total Premiums paid exceeding the maximum premium limitations under Section 7702 of the Code.

Incontestability

We will not contest payment of the Death Benefit based on the initial Specified Amount after the policy has been In Force during the Insured's lifetime for 2 years from the Policy Date.  For any change in Specified Amount requiring evidence of insurability, we will not contest payment of the Death Benefit based on such increase after it has been In Force during the Insured's lifetime for 2 years from its effective date.

Suicide

If the Insured dies by suicide, while sane or insane, within 2 years from the Policy Date, we will pay no more than the sum of the Premiums paid, less any Indebtedness, and less any partial surrenders.  Similarly, if the Insured dies by suicide, while sane or insane, within 2 years from the date we accept an application for an increase in the Specified Amount, we will pay no more than the Death Benefit associated with insurance that has been In Force for at least two years from the Policy Date, plus the Cost of Insurance Charges associated with any increase in Specified Amount that has been In Force for a shorter period.

Policy Maturity

If the policy is In Force on the Maturity Date, we will pay the Proceeds to you, generally, within 7 days after we receive your written request at our Home Office.  The payment will be postponed, however, when: the New York Stock Exchange is closed; the SEC restricts trading or declares an emergency; the SEC permits us to defer it for the protection of our policy owners; or the Proceeds are to be paid from the fixed investment options.  The Proceeds will equal the policy's Cash Value minus any Indebtedness.  After we pay the Proceeds, the policy is terminated.

Extending the Maturity Date

We may offer to extend the Maturity Date to coincide with the Insured's death, at which time we will pay the Proceeds to the beneficiary.  During this Maturity Date extension, you will still be able to request partial surrenders, and, if elected, the Long-term Care Rider will remain in effect (though you will not be charged for it).  The termination of policy benefits will coincide with the policy's extended Maturity Date (unless you decide otherwise).  The Maturity Date extension will either be for the policy value (as defined below) or for the Specified Amount (subject to the law of the state in which you lived at the time you purchased the policy), at your choice.  If the policy's Maturity Date is extended, we will endorse the policy so that:

(1)	no changes to the Specified Amount will be allowed;

(2)	no changes to the Death Benefit option will be allowed;

(3)	no additional Premium payments will be allowed;

(4)	no additional periodic charges will be deducted;

(5)	100% of the policy's Cash Value will be transferred to the Fixed Account; and

(6)	if you extend for the Cash Value, your policy's Death Benefit will become the Cash Value, regardless of your previous Death Benefit option choice; or

(7)
if you extend for the Specified Amount, the Specified Amount will be adjusted to what it was when the Insured reached Attained Age 85, but excluding any coverage provided by the Additional Protection Rider, and subject to any partial surrenders (which will affect the Specified Amount of a policy with Death Benefit Option One) based on the Insured's Attained Age at the time the partial surrender is requested.  While the Insured is between the Attained Ages of 86 and 90, a partial surrender will decrease the Specified Amount proportionately.  If the Insured is Attained Age 91 or older, a partial surrender will reduce the Proceeds by an amount proportionate to the ratio of the partial surrender to the Cash Value.

Notwithstanding your choice between items (5) and (6) above, the Proceeds will be the greater of the policy's Specified Amount or Cash Value unless you have invoked the Policy Guard Rider, in which case the Proceeds may be reduced.

The Maturity Date will not be extended when the policy would fail the definition of life insurance under the Code.

Payment of Policy Proceeds

You may elect to receive Proceeds (Death Benefit, maturity Proceeds, or Cash Surrender Value) in a lump sum, or in another form that you may elect at application.  At any time before the Proceeds become payable, you may request to change the payout option by writing to our Home Office.

You may elect one or a combination of options.  To elect more than one payout option, you must apportion at least $2,000 to each option and each payment (made at the specified interval) must be at least $20.  The settlement options below are based on predetermined fixed payments.

If you do not make an election as to the form of the Proceeds, upon the Insured's death, the beneficiary may make the election.  Changing the beneficiary of the policy will revoke the payout option(s) in effect at that time.  Proceeds are neither assignable nor subject to claims of creditors or legal process.  If the beneficiary does not make an election, we will pay the Proceeds in a lump sum.

Normally, we will make a lump sum payment of the Proceeds within 7 days after we receive your written request at our Home Office.  However, we will postpone payment of the Proceeds on the days that we are unable to price Accumulation Units.  For more information on circumstances under which we are unable to price Accumulation Units, see "Valuation of Accumulation Units." Proceeds are paid from our general account.  For payout options other than lump sum, we will issue a settlement contract in exchange for the policy.

Please note that for the remainder of "Payment of Policy Proceeds" provision, "you" means the person entitled to the Proceeds.

Life Income with Payments Guaranteed Option

If you elect the Life Income with Payments Guaranteed Option, we retain the Proceeds and make payments to you at specified intervals for a guaranteed period (10, 15 or 20 years) and, if you are still living at the end of the guaranteed period, we will continue making payments to you for the rest of your life.  During the guaranteed period, we will pay interest on the remaining Proceeds at a rate of at least 2.5% per annum, compounded annually.  We will determine annually if we will pay any interest in excess of 2.5%.  The Proceeds can be paid at the beginning of 12-, 6-, 3- or 1-month intervals.

Since the payments are based on your lifetime, which is not a predetermined time period, you cannot withdraw any amount you designate to this option once payments begin.  If you die before the guaranteed period has elapsed, we will make the remaining payments to your estate.  If you die after the guaranteed period has elapsed, we will make no further payments.

Joint and Survivor Life Option

If you elect the Joint and Survivor Life Option, we retain the Proceeds and make equal payments to you at specified intervals for the life of the last surviving payee.  The Proceeds can be paid at the beginning of 12-, 6-, 3- or 1-month intervals.

Since the payments are based on the lifetimes of the payees, which are not predetermined periods, you cannot withdraw any amount you designate to this option once payments begin.  Payments will cease upon the death of the last surviving payee.  We will make no payments to the last surviving payee's estate.  It is possible that only one payment will be made under this option if both payees die prior to the first payment.

Life Income Option

If you elect the Life Income Option, we will use the Proceeds to purchase an annuity with the payee as annuitant.  The amount payable will be based on our current individual immediate annuity purchase rate on the date of the Insured's death, the Maturity Date, or the date the policy is surrendered, as applicable.  The Proceeds can be paid at the end of 12-, 6-, 3- or 1-month intervals.

Since the payments are based on your lifetime, which is not a predetermined period, you cannot withdraw any amount you designate to this option once payments begin.  Payments will cease upon your death.  We will make no payments to your estate.  It is possible that only one payment will be made under this option if the payee die prior to the first payment.

Some or all of the payout options listed may not be available in all states.  Forms of payout other than the three listed above may be requested, but are subject to our approval.  Requests for other forms of payout must be based on fixed payments, no variable payment options are permitted.  The amount of payments and duration of any other payout options will be determined by us.

Taxes

The tax treatment of life insurance policies under the Code is complex and the tax treatment of your policy will depend on your particular circumstances.   Seek competent tax advice regarding the tax treatment of the policy given your situation.  The following discussion provides an overview of the Code’s provisions relating to certain common life insurance policy transactions.  It is not and cannot be comprehensive, and it cannot replace personalized advice provided by a competent tax professional.

Types of Taxes

Federal Income Tax.  Generally, the United States assesses a tax on income, which is broadly defined to include all items of income from whatever source, unless specifically excluded.  Certain expenditures can reduce income for tax purposes and correspondingly the amount of tax payable.  These expenditures are called deductions.  While there are many more income tax concepts under the Code, the concepts of "income" and "deduction" are the most fundamental to the federal income tax treatment that pertains to this policy.

Federal Transfer Tax.  In addition to the income tax, the United States also assesses a tax on some or all of the value of certain transfers of wealth made by gift while a person is living (the federal gift tax), and by bequest or otherwise at the time of a person’s death (the federal estate tax).

The federal gift tax is imposed on the value of the property (including cash) transferred by gift.  Each donor is allowed to exclude an amount (in 2007, up to $12,000 per recipient) from the value of present interest gifts.  In addition, each donor is allowed a credit against the tax on the first million dollars in lifetime gifts (calculated after taking into account the $12,000 exclusion amount).  An unlimited marital deduction may be available for certain lifetime gifts made by the donor to the donor's spouse.  Unlike the estate tax, the gift tax is not scheduled to be repealed.

In general, in 2007, an estate of less than $2,000,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability.  The $2 million amount increases to $3.5 million in 2009.  The federal estate tax (but not the federal gift tax) is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the estate tax is scheduled to be reinstated with respect to decedents who die after December 31, 2010.  If the estate tax is reinstated and Congress has not acted further, the size of estates that will not incur an estate tax will revert to $1 million.

An unlimited marital deduction may be available for federal estate tax purposes for certain amounts that pass to the surviving spouse.

If the transfer is made to someone two or more generations younger than the transferor, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT").  The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.  The tax is imposed at a flat rate equal to the maximum estate tax rate (for 2007, 45%), and there is a provision for an aggregate $1 million exemption.  The GSTT tax is scheduled to be repealed effective after 2009; however, unless Congress acts to make that repeal permanent, the GSTT tax is scheduled to be reinstated on January 1, 2011 at a rate of 55%.

State and Local Taxes.  State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policy owner or beneficiary.  While these taxes may or may not be substantial in your case, state by state differences of these taxes preclude a useful description of them in this prospectus.

Buying the Policy

Federal Income Tax.  Generally, the Code treats life insurance Premiums as a personal expense.  This means that under the general rule you cannot deduct from your taxable income the Premiums paid to purchase the policy.

Federal Transfer Tax.  Generally, the Code treats the payment of Premiums on a life insurance policy as a gift when the Premium payment benefits someone else (such as when premium payments are paid by someone other than the policy owner).  Gifts are not generally included in the recipient’s taxable income.  If you (whether or not you are the Insured) transfer ownership of the policy to another person, the transfer may be subject to a federal gift tax.

Investment Gain in the Policy

The income tax treatment of changes in the policy’s Cash Value depends on whether the policy is "life insurance" under the Code.  If the policy meets the definition of life insurance, then the increase in the policy’s Cash Value is not included in your taxable income for federal income tax purposes unless it is distributed to you before the death of the Insured.

To qualify as life insurance, the policy must meet certain tests set out in Section 7702 of the Code.  We will monitor the Policy’s compliance with Code Section 7702, and take whatever steps are necessary to stay in compliance.

Diversification.  In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of the separate account be adequately diversified.  Regulations under Code Section 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or the issuer pays an amount to the IRS.  If the failure to diversify is not corrected, the income and gain in the contract would be treated as taxable ordinary income for federal income tax purposes.

We will also monitor compliance with Code Section 817(h) and the regulations applicable to Section 817(h) and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.  Thus, the policy should receive federal income tax treatment as life insurance.

Representatives of the IRS have informally suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment.  In 2003, the IRS issued formal guidance, in Revenue Ruling 2003-91, that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of funds alone would not cause the policy to not qualify for the desired tax treatment.  The IRS has also indicated that exceeding 20 investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the policy, when determining whether the policy qualifies for the desired tax treatment.  The revenue ruling did not indicate the number of fund options, if any, that would cause the policy to not provide the desired tax treatment.  Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting: the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in the investment objectives of underlying mutual funds such that the policy would no longer qualify as life insurance under Section 7702 of the Code, we will take whatever steps are available to remain in compliance.

Periodic Withdrawals, Non-Periodic Withdrawals and Loans

The tax treatment described in this section applies to withdrawals and loans you choose to take from the policy.  It also applies to Premiums we accept but then return to meet the Code's definition of life insurance.

The income tax treatment of distributions of cash from the policy depends on whether the policy is also a "modified endowment contract" under the Code. Generally, the income tax consequences of owning a life insurance contract that is not a modified endowment contract are more advantageous than the tax consequences of owning a life insurance contract that is a modified endowment contract.

The policies offered by this prospectus may or may not be issued as modified endowment contracts.  If a contract is issued as a modified endowment contract, it will always be a modified endowment contract; a contract that is not issued as a modified endowment contract can become a modified endowment contract due to subsequent transactions with respect to the contract, such as payment of additional Premiums.  If the contract is not issued as a modified endowment contract, we will monitor it and advise you if  the payment of a Premium, or other transaction, may cause the contract to become a modified endowment contract.

When the Policy is Life Insurance that is a Modified Endowment Contract.  Section 7702A of the Code defines modified endowment contracts as those life insurance policies issued or materially changed on or after June 21, 1988 on which the total Premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual Premiums.  Under certain conditions, a policy may become a modified endowment contract, or may become subject to a new 7 year testing period as a result of a "material change" or a "reduction in benefits" as defined by Section 7702A(c) of the Code.

All modified endowment contracts issued to the same owner by the same company during a single calendar year are required to be aggregated and treated as a single contract for purposes of determining the amount that is includible in income when a distribution occurs.

The Code provides special rules for the taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts.  Under these special rules, such transactions are taxable to the extent that at the time of the transaction the Cash Value of the policy exceeds the investment in the contract (generally, the Premiums paid for the policy).  In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59½ or disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Code.

When the Policy is Life Insurance that is NOT a Modified Endowment Contract.  If the policy is not issued as a modified endowment contract, we will monitor Premiums paid and will notify the policy owner when the policy is in jeopardy of becoming a modified endowment contract.  If a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in Death Benefits may still become fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Code.  You should carefully consider this potential tax ramification and seek further information before requesting any changes in the terms of the policy.

Distributions from life insurance contracts that are not modified endowment contracts generally are treated as being from the investment in the contract (generally, the Premiums paid for the contract), and then from the income in the contract.  Because Premium payments are generally nondeductible, distributions not in excess of investment in the contract are generally not includible in income; instead, they reduce the owner’s investment in the contract.

However, if a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued that causes a reduction in Death Benefits may still become fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Code.  You should carefully consider this potential tax ramification and seek further information before requesting any changes in the terms of the policy.

In addition, a loan from a life insurance contract that is not a modified endowment contract is not taxable when made, although it can be treated as a distribution if it is forgiven during the owner’s lifetime.  Distributions from contracts that are not modified endowment contracts are not subject to the 10% early distribution penalty tax.

Surrendering the Policy

A full surrender, cancellation of the policy by Lapse, or the maturity of the policy on its Maturity Date may have adverse tax consequences.  If the amount you receive plus total policy Indebtedness exceeds the investment in the contract (generally, the Premiums paid into the policy), then the excess generally will be treated as taxable ordinary income, regardless of whether or not the policy is a modified endowment contract.  In certain circumstances, for example when the policy Indebtedness is very large, the amount of tax could exceed the amount distributed to you at surrender.

Withholding

Distributions of income from a life insurance policy, including a life insurance policy that is a modified endowment contract, are subject to federal income tax withholding.  Generally, the recipient may elect not to have the withholding taken from the distribution.  We will withhold income tax unless you advise us, in writing, of your request not to withhold.  If you request that taxes not be withheld, or if the taxes withheld are insufficient, you may be liable for payment of an estimated tax.

A distribution of income from a life insurance policy may be subject to mandatory back-up withholding.  Mandatory backup withholding means that we are required to withhold taxes on a distribution, at the rate established by Section 3406 of the Code, and the recipient cannot elect to receive the entire distribution at once.  Mandatory backup withholding may arise if we have not been provided a taxpayer identification number, or if the IRS notifies us that back-up withholding is required.

In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:

•	the value each year of the life insurance protection provided;
•	an amount equal to any employer-paid Premiums; or
•	some or all of the amount by which the current value exceeds the employer’s interest in the policy; or
•	interest that is deemed to have been forgiven on a loan that we deemed to have been made by the employer.

Participants in an employer-sponsored plan relating to this policy should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal advisor, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

Exchanging the Policy for Another Life Insurance Policy

Generally, you will pay taxes on amounts that you receive in excess of your Premium payments when you completely surrender the policy.  If, however, you exchange the policy for another life insurance policy, modified endowment contract, or annuity contract, you will not be taxed on the excess amount if the exchange meets the requirements of Code Section 1035.  To meet Section 1035 requirements, the Insured named in the policy must be the Insured for the new policy or contract and the new policy or contract cannot extend the Maturity Date or otherwise delay a distribution that would extend the time that tax would be payable.  Generally, the new policy or contract will be treated as having the same issue date and tax basis as the old policy or contract.

If the policy or contract is subject to a policy Indebtedness that is discharged as part of the exchange transaction, the discharge of the Indebtedness may be taxable.  Owners should consult with their personal tax or legal advisors in structuring any policy exchange transaction.

Taxation of Death Benefits

Federal Income Tax.  The Death Benefit is generally excludable from the beneficiary's gross income under Section 101 of the Code.  However, if the policy is transferred to a new policy owner for valuable consideration, a portion of the Death Benefit may be includible in the beneficiary’s gross income when it is paid.

The payout option selected by your beneficiary may affect how the payments received by the beneficiary are taxed.  Under the various payout options, the amount payable to the beneficiary may include earnings on the Death Benefit, which will be taxable as ordinary income.  For example, if the beneficiary elects to receive interest only, then the entire amount of the interest payment will be taxable to the beneficiary; if a periodic payment (whether for a fixed period or for life) is selected, then a portion of each payment will be taxable interest income, and a portion will be treated as the nontaxable payment of the Death Benefit.  Your beneficiaries should consult with their tax advisors to determine the tax consequences of electing a payout option, based on their individual circumstances.

Special federal income tax considerations for life insurance policies owned by employers.   In 2006, President Bush signed the Pension Protection Act of 2006, which contains new Code Sections 101(j) and 6039I, which affect the tax treatment of life insurance contracts owned by the employer of the Insured.  These provisions are generally effective for life insurance contracts issued after August 17, 2006,  If a life insurance policy was issued on or before August 17, 2006, but materially modified after that date, it will be treated as having been issued after that date for purposes of section 101(j).  Contracts issued after August 17, 2006 pursuant to a Section 1035 exchange generally are excluded from the operation of these new provisions, provided that the contract received in the exchange does not have a material increase in death benefit or other material change with respect to the old contract.

New Section 101(j) provides the general rule that, with respect to an employer-owned life insurance contract, the amount of death benefit payable directly or indirectly to the employer that may be excluded from income cannot exceed the sum of Premiums and other payments paid by the policyholder for the contract.  Consequently, under this general rule, the entire death benefit, less the cost to the policyholder, will be taxable.  Although Section 101(j) is not clear, if lifetime distributions from the contract are made as a nontaxable return of premium, it appears that the reduction would apply for Section 101(j) purposes and reduce the amount of Premiums for this purpose.

There are 2 exceptions to this general rule of taxability, provided that statutory notice, consent, and information requirements are satisfied.  These requirements are as follows:  Prior to the issuance of the company, (a) the employee is notified in writing that the employer intends to insure the employee's life, and the maximum face amount for which the employee could be Insured at the time that the contract is issued; (b) the employee provides written consent to being insured under the contract and that such coverage may continue after the Insured terminates employment; and (c) the employee is informed in writing that the employer will be a beneficiary of any proceeds payable upon the death of the employee.  If the employer fails to meet all of those requirements, then neither exception can apply.

The 2 exceptions are as follows.  First, if proper notice and consent are given and received, and if the Insured was an employee at any time during the 12-month period before the Insured’s death, then new Section 101(j) would not apply.

Second, if proper notice and consent are given and received and, at the time that the contract is issued, and the Insured is either a director, a “highly compensated employee” (within the meaning of Section 414(q) of the Code without regard to paragraph (a)(B)(ii) thereof), or a “highly compensated individual” (within the meaning of Section 105(h)(5), except “35%” is substituted for “25%” in paragraph (C) thereof), then the new Section 101(j) would not apply.

Code Section 6039I requires any policyholder of an employer-owned contract to file an annual return showing (a) the number of employees of the policyholder, (b) the number of such employees insured under employee-owned contracts at the end of the year, (c) the total amount of insurance in force with respect to those contracts at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policyholder, and (e) that the policyholder has a valid consent for each Insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained).  Proper recordkeeping is also required by this section.

It is your responsibility to (a) provide the proper notice to each Insured, (b) obtain the proper consent from each Insured, (c) inform each Insured in writing that you will be the beneficiary of any proceeds payable upon the death of the Insured, and (d) file the annual return required by Section 6039I.  If you fail to provide the necessary notice and information, or fail to obtain the necessary consent, the death benefit will be taxable to you when received.  If you fail to file a properly completed return under Section 6039I, you could be required to pay a penalty.

Federal Transfer Taxes.  When the Insured dies, the Death Benefit will generally be included in the Insured's federal gross estate if: (1) the Proceeds were payable to or for the benefit of the Insured's estate; or (2) the Insured held any "incident of ownership" in the policy at death or at any time within 3 years of death.  An incident of ownership, in general, is any right that may be exercised by the policy owner, such as the right to borrow on the policy or the right to name a new beneficiary.

If the beneficiary is two or more generations younger than the Insured, the Death Benefit may be subject to the GSTT.  Pursuant to regulations issued by the U.S. Secretary of the Treasury, we may be required to withhold a portion of the Proceeds and pay them directly to the IRS as the GSTT tax payment.

If the policy owner is not the Insured or a beneficiary, payment of the Death Benefit to the beneficiary will be treated as a gift to the beneficiary from the policy owner.

Terminal Illness

Certain distributions made under a policy on the life of a “terminally ill individual” or a “chronically ill individual,” as those terms are defined in the Code, are treated as death proceeds.  See, “Taxation of Death Benefits,” above.

Special Considerations for Corporations

Section 264 of the Code imposes a number of limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies.  In addition, the Premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy.

For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from a life insurance policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes.  In addition, although increases to the Cash Surrender Value of a life insurance policy are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.

Due to the complexity of these rules, and because they are affected by your facts and circumstances, you should consult with legal and tax counsel and other competent advisors regarding these matters.

Federal appellate and trial courts have examined the economic substance of transactions involving life insurance policies owned by corporations.  These cases involved relatively large loans against the policy’s Cash Value as well as tax deductions for the interest paid on the policy loans by the corporate policy owner to the insurance company.  Under the particular factual circumstances in these cases, the courts determined that the corporate policy owners should not have taken tax deductions for the interest paid.  Accordingly, the court determined that the corporations should have paid taxes on the amounts deducted.  Corporations should consider, in consultation with tax professionals familiar with these matters, the impact of these decisions on the corporation’s intended use of the policy.

See, also, Business Uses of the Policy, below.

Taxes and the Value of Your Policy

For federal income tax purposes, a separate account is not a separate entity from the company.  Thus, the tax status of the separate account is not distinct from our status as a life insurance company.  Investment income and realized capital gains on the assets of the separate account are reinvested and taken into account in determining the value of Accumulation Units.  As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

At present, we do not expect to incur any federal income tax liability that would be chargeable to the Accumulation Units.  Based upon these expectations, no charge is being made against your Accumulation Units for federal income taxes.  If, however, we determine that taxes may be incurred, we reserve the right to assess a charge for these taxes.

We may also incur state and local taxes (in addition to those described in the discussion of the Premium Taxes) in several states.  At present, these taxes are not significant.  If they increase, however, charges for such taxes may be made that would decrease the value of your Accumulation Units.

Business Uses of the Policy

The life insurance policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others.  The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement.  The IRS has also recently issued new guidance on split dollar insurance plans.  In addition, Internal Revenue Code Section 409A, which sets forth new rules for taxation of nonqualified deferred compensation, was added to the Code for deferrals after December 31, 2004.  Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement.

Non-Resident Aliens and Other Persons Who are not Citizens of the United States

Special income tax laws and rules apply to non-resident aliens of the United States including certain withholding requirements with respect to pre-death distributions from the policy.  In addition, foreign law may impose additional taxes on the policy, the Death Benefit, or other distributions and/or ownership of the policy.

In addition, special gift, estate and GSTT laws and rules may apply to non-resident aliens, and to transfers to persons who are not citizens of the United States, including limitations on the marital deduction if the surviving or donee spouse is not a citizen of the United States.

If you are a non-resident alien, or a resident alien, or if any of your beneficiaries (including your spouse) are not citizens of the United States, you should confer with a competent tax professional with respect to the tax treatment if this policy.

If you, the Insured, the beneficiary, or other person receiving any benefit or interest in or from the policy, are not both a resident and citizen of the United States, there may be a tax imposed by a foreign country that is in addition to any tax imposed by the United States.  The foreign law (including regulations, rulings, treatiers with the United States, and case law) may change and impose additional or increased taxes on the policy, payment of the Death Benefit, or other distributions and/or ownership of the policy.

Tax Changes

The foregoing discussion, which is based on our understanding of federal tax laws as currently interpreted by the IRS, is general and is not intended as tax advice.

The Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised.  The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of life insurance policies.  It is reasonable to believe that such proposals, and future proposals, may be enacted into law.  The U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may differ from its current positions on these matters.  In addition, current state law (which is not discussed herein) and future amendments to state law may affect the tax consequences of the policy.

In 2001, the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) was enacted into law.  EGTRRA contained numerous changes to the federal income, gift, estate and generation skipping transfer taxes, many of which are not scheduled to become effective until a future date.  Among other matters, EGTRRA provides for the repeal of the federal estate and generation-skipping transfer taxes after 2009; however, unless Congress and the President enact additional legislation, EGTRRA also provides that all of those changes will "sunset" after 2010, and the estate and generation skipping transfer taxes will be reinstated as if EGTRRA had never been enacted.

The foregoing is a general explanation as to certain tax matters pertaining to insurance policies.  It is not intended to be legal or tax advice.  You should consult your independent legal, tax and/or financial advisor.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively.  There is no way of predicting if, when, or to what extent any such change may take place.  We make no representation as to the likelihood of the continuation of these current laws, interpretations, and policies.

Nationwide Life and Annuity Insurance Company

We are a stock life insurance company organized under Ohio law.  We were founded in March, 1981 and our Home Office is One Nationwide Plaza, Columbus, Ohio 43215.  We provide long-term savings products by issuing life insurance, annuities and other retirement products.

Nationwide VL Separate Account–G

Organization, Registration and Operation

Nationwide VL Separate Account-G is a separate account established under Ohio law.  We own the assets in this account and we are obligated to pay all benefits under the policies.  We may use the separate account to support other variable life insurance policies that we issue.  The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws.  This registration does not involve the SEC’s supervision of the separate account’s management or investment practices or policies.

The separate account is divided into Sub-Accounts that invest in shares of the underlying mutual funds.  We buy and sell the mutual shares at their respective NAV.  Any dividends and distributions from a mutual fund are reinvested at NAV in shares of that mutual fund.

Income, gains, and losses, whether or not realized, from the assets in the separate account will be credited to, or charged against, the separate account without regard to Nationwide's other income, gains, or losses.  Income, gains, and losses credited to, or charged against, a Sub-Account reflect the Sub-Account’s own Investment Experience and not the investment experience of our other assets.  The separate account's assets are held separately from our other assets and are not part of our general account.  We may not use the separate account’s assets to pay any of our liabilities other than those arising from the policies.  We will hold assets in the separate account equal to its liabilities, including required reserves.  The separate account may include other Sub-Accounts that are not available under the policies, and are not discussed in this prospectus.

If investment in a mutual fund is no longer possible, in our judgment becomes inappropriate for the purposes of the policy, or for any other reason in our sole discretion, we may substitute another mutual fund, subject to federal rules and regulations.  The substitute mutual fund may have different fees and expenses.  Substitution may be made with respect to existing investments or the investment of future Premium, or both.  We may close Sub-Accounts to allocations of Premiums or policy value, or both, at any time in our sole discretion.  The mutual funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

We reserve the right to make other structural and operational changes affecting this separate account.

Except as otherwise provided by the Wealth Guard Rider, if elected, we do not guarantee any money you place in this separate account.  The value of each Sub-Account will increase or decrease, depending on the Investment Experience of the corresponding mutual fund.  You could lose some or all of your money.

Addition, Deletion or Substitution of Mutual Funds

Where permitted by applicable law, we reserve the right to:

•	remove, combine, or add Sub-Accounts and make new Sub-Accounts available;

•	substitute shares of another mutual fund, which may have different fees and expenses, for shares of an existing mutual fund;

•	transfer assets supporting the policies from one Sub-Account to another, or from one separate account to another;

•	combine the separate account with other separate accounts, and/or create new separate accounts;

•	deregister the separate account under the 1940 Act, or operate the separate account as a management investment company under the 1940 Act or as any other form permitted by law; and

•	modify the policy provisions to reflect changes in the Sub-Accounts and the separate account to comply with applicable law.

We will notify you if we make any of the changes above.  Also, to the extent required by law, we will obtain the required orders, approvals and/or regulatory clearance from the appropriate government agencies (such as the various insurance regulators or the SEC).

Voting Rights

Although the separate account owns the mutual fund shares, you are the beneficial owner of those shares.  When a matter involving a mutual fund is subject to shareholder vote, unless there is a change in existing law, we will vote the separate account's shares only as you instruct.

When a shareholder vote occurs, you will have the right to instruct us how to vote.  The weight of your vote is based on the number of mutual fund shares that corresponds to the amount of Cash Value you have allocated to that mutual fund's Sub-Account (as of a date set by the portfolio).  We will vote shares for which no instructions are received in the same proportion as those that are received.  What this means to you is that when only a small number of policy owners vote, each vote has a greater impact on, and may control the outcome of the vote.

Compensation Paid to Insurance Agents Selling this Product

Direct Compensation

The agent who sold you this policy represents us in the placement of the policy and is providing services on your behalf.  We provide compensation to the agent for arranging the sale of the policy.  This compensation may include commissions and other cash and non-cash compensation (sales incentives).  Agents also may receive renewal commissions for servicing policies and keeping them in force.

We pay this compensation out of our own resources.  The amount of compensation we pay varies, depending upon, among other factors, the product type and the features and/or riders that are attached to the policy.  Compensation paid in respect of one product or carrier may exceed compensation payable in respect of a comparable product or carrier.  Moreover, certain policy features or riders may involve commissions or compensation that differ from compensation payable in respect of "base" or standard contractual features.

Indirect Compensation

Agents who sell this policy are members of firms that are stockholders of M Financial Group.  As a stockholder, the agent's firm (a "Member Firm") shares in the profits of M Financial Group  via periodic stock dividends.

M Financial Group also maintains an incentive compensation plan pursuant to which it annually distributes to plan participants (e.g. member Firms or their agents) most of M Financial Group's consolidated profits.  Although distributions under the plan are, to some extent, averaged among the various member firms, lines of business, and cost centers of M Financial Group, a significant portion of plan distributions are made in proportion to the revenue a Member Firm generates.

Distributions of dividends and incentive compensation to Member Firms or their selling agents are in addition to compensation paid directly to agents by us and other unaffiliated carriers.  Many Member Firms remit these distributions to their owners or individual agents (in some cases in proportion to business generated).

M Financial Group derives its revenues from both commissions and asset-based fees that arise from a variety of sources, including:

•
"Override Compensation" paid to M Financial Group by us and by some other insurance carriers and financial service providers.  Override compensation may be based upon such factors as aggregate policy premiums paid to the carrier from sales by all Member Firms, aggregate assets placed under financial management from sales by all Member Firms, and profits earned and/or services utilized from sales by all Member Firms.  The amount of compensation varies among products and carriers.  Products or services which involve override commissions for M Financial Group could indirectly provide incentives to agents to recommend such products or similar products or services that do not produce override commissions to M Financial Group.

•
Reinsurance profits (or, potentially losses) from the mortality, investment, and persistency risks assumed by M Financial Re, including risks related to your policy.  Policy performance, charges, and fees are identical regardless of whether or not a policy is reinsured by M Financial Re.  Products or services that involve potential reinsurance profits for M Financial Group could indirectly provide incentives to agents to recommend such products over similar products or services that do not result in reinsurance profits to M Financial Group.

•
Fee payable in respect of underlying investment options.  M Financial Group or its subsidiaries receive fees from some of the funds that are investment options under this policy (or from a fund's investment advisor or portfolio manager) to the extent you allocate Cash Value to that fund.  In addition, M Financial Investment Advisers, Inc., an affiliate of M Financial Group, is the investment adviser to certain funds and receives investment advisory fees with respect to assets invested in those funds.  Fees payable to M Financial Group in respect of assets allocated to one fund may exceed fees payable in respect of assets placed in another fund.

•
 Brokerage fees or commissions for securities transactions (including the sale of this policy) executed by M Holdings Securities, the registered broker-dealer subsidiary of M Financial Group.  M Holdings Securities retains a portion of these fees to cover its costs and remits the balance to the Member Firm or its selling agent.

Legal Proceedings

Nationwide Life and Annuity Insurance Company

Nationwide and its parent company, Nationwide Life Insurance Company (“NLIC”) are parties to litigation and arbitration proceedings in the ordinary course of its business. It is often not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty. Some matters, including certain of those referred to below, are in very preliminary stages, and Nationwide does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages. In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. Nationwide does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on Nationwide’s consolidated financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on Nationwide’s consolidated financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than Nationwide.

The financial services industry, including mutual fund, variable annuity, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the National Association of Securities Dealers and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. Nationwide has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by Nationwide. Nationwide has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by Nationwide and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators have commenced investigations or other proceedings relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, the use of side agreements and finite reinsurance agreements, funding agreements issued to back NLIC’s medium-term note (MTN) programs, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations and proceedings may be commenced in the future. Nationwide and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, the use of side agreements and finite reinsurance agreements, and funding agreements backing NLIC’s MTN program. Nationwide is cooperating with regulators in connection with these inquiries and will cooperate with Nationwide Mutual Insurance Company (NMIC) in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. These proceedings also could affect the outcome of one or more of Nationwide’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on Nationwide in the future.

On January 21, 2004, Nationwide was named in a lawsuit filed in the United States District Court for the Northern District of Mississippi entitled United Investors Life Insurance Company v. Nationwide Life Insurance Company and/or Nationwide Life Insurance Company of America and/or Nationwide Life and Annuity Insurance Company and/or Nationwide Life and Annuity Company of America and/or Nationwide Financial Services, Inc. and/or Nationwide Financial Corporation, and John Does A-Z. In its complaint, the plaintiff alleges that Nationwide and/or its affiliated life insurance companies caused the replacement of variable insurance policies and other financial products issued by United Investors with policies issued by the Companies. The plaintiff raises claims for (1) violations of the Federal Lanham Act, and common law unfair competition and defamation; (2) tortious interference with the plaintiff’s contractual relationship with Waddell & Reed, Inc. and/or its affiliates, Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc. and W&R Insurance Agency, Inc., or with the plaintiff’s contractual relationships with its variable policyholders; (3) civil conspiracy; and (4) breach of fiduciary duty. The complaint seeks compensatory damages, punitive damages, pre- and post-judgment interest, a full accounting, a constructive trust and costs and disbursements, including attorneys’ fees. On December 30, 2005, Nationwide filed a motion for summary judgment. On June 15, 2006, the District Court granted Nationwide’s motion for summary judgment on all grounds and dismissed the plaintiff’s entire case with prejudice. The plaintiff appealed the District Court’s decision to the Fifth Circuit Court of Appeals. The appeal has been fully briefed, and the court heard oral argument on May 3, 2007. Nationwide and NLIC continues to defend this lawsuit vigorously.

The following cases relate specifically to NLIC (Nationwide’s parent):

On November 15, 2006, NLIC was named in a lawsuit filed in the United States District Court for the Southern District of Ohio entitled Kevin Beary, Sheriff of Orange County, Florida, In His Official Capacity, Individually and On Behalf of All Others Similarly Situated v. Nationwide Life Insurance Co., Nationwide Retirement Solutions, Inc. and Nationwide Financial Services, Inc. The plaintiff seeks to represent a class of all sponsors of 457(b) deferred compensation plans in the United States that had variable annuity contracts with the defendants at any time during the class period, or in the alternative, all sponsors of 457(b) deferred compensation plans in Florida that had variable annuity contracts with the defendants during the class period. The Class Period is from January 1, 1996 until the Class Notice is provided. The plaintiff alleges that the defendants breached their fiduciary duties by arranging for and retaining service payments from certain mutual funds. The complaint seeks an accounting, a declaratory judgment, a permanent injunction and disgorgement or restitution of the service fee payments allegedly received by the defendants, including interest. On January 25, 2007, NLIC filed a motion to dismiss.  On March 3, 2007, plaintiffs filed their memorandum in opposition to the motion to dismiss filed by NLIC.  On March 23, 2007, NLIC filed its response.  NLIC intends to defend this lawsuit vigorously.

On February 11, 2005, NLIC was named in a class action lawsuit filed in Common Pleas Court, Franklin County, Ohio entitled Michael Carr v. Nationwide Life Insurance Company. The complaint seeks recovery for breach of contract, fraud by omission, violation of the Ohio Deceptive Trade Practices Act and unjust enrichment. The complaint also seeks unspecified compensatory damages, disgorgement of all amounts in excess of the guaranteed maximum premium and attorneys’ fees. On February 2, 2006, the Court granted the plaintiff’s motion for class certification on the breach of contract and unjust enrichment claims. The Court certified a class consisting of all residents of the United States and the Virgin Islands who, during the Class Period, paid premiums on a modal basis to NLIC for term life insurance policies issued by Nationwide during the Class Period that provide for guaranteed maximum premiums, excluding certain specified products. Excluded from the class are NLIC; any parent, subsidiary or affiliate of NLIC; all employees, officers and directors of NLIC; and any justice, judge or magistrate judge of the State of Ohio who may hear the case. The Class Period is from February 10, 1990 through February 2, 2006, the date the class was certified. On January 26, 2007, the plaintiff filed a motion for summary judgment. On April 30, 2007, NLIC filed a motion for summary judgment.  NLIC continues to defend this lawsuit vigorously. On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. Nationwide removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed a First Amended Complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of a NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The First Amended Complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The First Amended Complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On June 30, 2006, the plaintiff filed it’s a notice with the Fourth Circuit Court of Appeals of its intent to appeal the District Court’s decision.  This case has been fully briefed.  NLIC continues to defend this lawsuit vigorously.

On April 13, 2004, NLIC was named in a class action lawsuit filed in Circuit Court, Third Judicial Circuit, Madison County, Illinois, entitled Woodbury v. Nationwide Life Insurance Company. Nationwide removed this case to the United States District Court for the Southern District of Illinois on June 1, 2004. On December 27, 2004, the case was transferred to the United States District Court for the District of Maryland and included in the multi-district proceeding entitled In Re Mutual Funds Investment Litigation. In response, on May 13, 2005, the plaintiff filed a First Amended Complaint purporting to represent, with certain exceptions, a class of all persons who held (through their ownership of a NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing or stale price trading activity. The First Amended Complaint purports to disclaim, with respect to market timing or stale price trading in NLIC’s annuities sub-accounts, any allegation based on NLIC’s untrue statement, failure to disclose any material fact, or usage of any manipulative or deceptive device or contrivance in connection with any class member’s purchases or sales of NLIC annuities or units in annuities sub-accounts. The plaintiff claims, in the alternative, that if NLIC is found with respect to market timing or stale price trading in its annuities sub-accounts, to have made any untrue statement, to have failed to disclose any material fact or to have used or employed any manipulative or deceptive device or contrivance, then the plaintiff purports to represent a class, with certain exceptions, of all persons who, prior to NLIC’s untrue statement, omission of material fact, use or employment of any manipulative or deceptive device or contrivance, held (through their ownership of an NLIC annuity or insurance product) units of any NLIC sub-account invested in mutual funds that included foreign securities in their portfolios and that experienced market timing activity. The First Amended Complaint alleges common law negligence and seeks to recover damages not to exceed $75,000 per plaintiff or class member, including all compensatory damages and costs. On June 1, 2006, the District Court granted NLIC’s motion to dismiss the plaintiff’s complaint. On June 30, 2006, the plaintiff filed it’s a notice with the Fourth Circuit Court of Appeals of its intent to appeal the District Court’s decision.  This case has been fully briefed.  NLIC continues to defend this lawsuit vigorously.

On August 15, 2001, NLIC was named in a lawsuit filed in the United States District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. Currently, the plaintiffs’ fifth amended complaint, filed March 21, 2006, purports to represent a class of qualified retirement plans under the Employee Retirement Income Security Act of 1974, as amended (ERISA), that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys’ fees. To date, the District Court has rejected the plaintiffs’ request for certification of the alleged class. NLIC’s motion to dismiss the plaintiffs’ fifth amended complaint is currently pending before the court. NLIC continues to defend this lawsuit vigorously.

Nationwide Investment Services Corporation

The general distributor, Nationwide Investment Services Corporation, is not engaged in litigation of a material nature.

Financial Statements

The Statement of Additional Information ("SAI") contains the financial statements of Nationwide VL Separate Account-G and the consolidated financial statements of Nationwide Life and Annuity Insurance Company and subsidiaries.  You may obtain a copy of the SAI FREE OF CHARGE by contacting us at the address or telephone number on the first page of this prospectus.  Please consider the consolidated financial statements of the company and subsidiaries only as bearing on our ability to meet the obligations under the policy.  You should not consider the consolidated financial statements of the company as affecting the investment performance of the assets of the separate account.

Appendix A: Sub-Account Information

The Sub-Accounts listed below invest in corresponding mutual funds that are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.

Please refer to the prospectus for each underlying mutual fund for more detailed information.

AIM Variable Insurance Funds - AIM V.I. Basic Value Fund: Series I Shares
Investment Adviser:	AIM Advisors, Inc.
Investment Objective:	Long-term growth of capital.

AIM Variable Insurance Funds - AIM V.I. Capital Appreciation Fund: Series I Shares
Investment Adviser:	AIM Advisors, Inc.
Investment Objective:	Growth of capital.

AIM Variable Insurance Funds - AIM V.I. Capital Development Fund: Series I Shares
Investment Adviser:	AIM Advisors, Inc.
Investment Objective:	Long-term capital growth.

American Century Variable Portfolios II, Inc. - American Century VP Inflation Protection Fund: Class II
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term total return using a strategy that seeks to protect against U.S inflation.

American Century Variable Portfolios, Inc. - American Century VP International Fund: Class III
Investment Adviser:	American Century Global Investment Management, Inc.
Investment Objective:	Capital growth.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

American Century Variable Portfolios, Inc. - American Century VP Mid Cap Value Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth.

American Century Variable Portfolios, Inc. - American Century VP Ultra Fund: Class I
This sub-account is only available in policies issued before May 1, 2007
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth.

American Century Variable Portfolios, Inc. - American Century VP Value Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

American Century Variable Portfolios, Inc. - American Century VP Vista Fund: Class I
Investment Adviser:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth.

Dreyfus Investment Portfolios - Small Cap Stock Index Portfolio: Service Shares
Investment Adviser:	The Dreyfus Corporation
Investment Objective:	To match performance of the S&P SmallCap 600 Index®.

Dreyfus Stock Index Fund, Inc.: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Investment Objective:	To match performance of the S&P 500.

Dreyfus Variable Investment Fund - Appreciation Portfolio: Initial Shares
Investment Adviser:	The Dreyfus Corporation
Investment Objective:	Long-term capital growth consistent with the preservation of capital.

Federated Insurance Series - Federated Market Opportunity Fund II: Service Shares
Investment Adviser:	Federated Equity Management Company of Pennsylvania
Sub-adviser:	Federated Investment Management Company
Investment Objective:	To provide moderate capital appreciation and high current income.

Federated Insurance Series - Federated Quality Bond Fund II: Primary Shares
Investment Adviser:	Federated Investment Management Company
Investment Objective:	Current income.

Fidelity Variable Insurance Products Fund - VIP Equity-Income Portfolio: Service Class
Investment Adviser:	FMR
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Reasonable income.

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Service Class R
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Long-term capital growth.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Fidelity Variable Insurance Products Fund II - VIP Contrafund® Portfolio: Service Class
Investment Adviser:	FMR
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Long-term capital appreciation.

Fidelity Variable Insurance Products Fund II - VIP Investment Grade Bond Portfolio: Service Class
Investment Adviser:	FMR
Sub-adviser:	Fidelity Investments Money Management, Inc.
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund III - VIP Mid Cap Portfolio: Service Class
Investment Adviser:	FMR
Sub-adviser:	Fidelity Research & Analysis Company
Investment Objective:	Long-term growth of capital.

Fidelity Variable Insurance Products Fund IV - VIP Energy Portfolio: Service Class 2
Investment Adviser:	Fidelity Management & Research Company
Sub-adviser:	FMR Co., Inc.
Investment Objective:	Capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Fidelity Variable Insurance Products Fund IV - VIP Freedom Fund 2010 Portfolio: Service Class
Investment Adviser:	FMR
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The assets of each Fidelity VIP Freedom Fund are invested in a combination of other Fidelity VIP funds: domestic and international equity funds, investment-grade and high yield fixed-income funds, and money market/short-term funds (underlying Fidelity funds).  Each Fidelity VIP Freedom Fund, as a shareholder in an underlying Fidelity fund, will indirectly bear its pro rata share of the fees and expenses incurred by the underlying Fidelity fund.  Please refer to the prospectus for the Fidelity VIP Freedom Funds for more information.

Fidelity Variable Insurance Products Fund IV - VIP Freedom Fund 2020 Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The assets of each Fidelity VIP Freedom Fund are invested in a combination of other Fidelity VIP funds: domestic and international equity funds, investment-grade and high yield fixed-income funds, and money market/short-term funds (underlying Fidelity funds).  Each Fidelity VIP Freedom Fund, as a shareholder in an underlying Fidelity fund, will indirectly bear its pro rata share of the fees and expenses incurred by the underlying Fidelity fund.  Please refer to the prospectus for the Fidelity VIP Freedom Funds for more information.

Fidelity Variable Insurance Products Fund IV - VIP Freedom Fund 2030 Portfolio: Service Class
Investment Adviser:	Fidelity Management & Research Company
Investment Objective:	High total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.

The assets of each Fidelity VIP Freedom Fund are invested in a combination of other Fidelity VIP funds: domestic and international equity funds, investment-grade and high yield fixed-income funds, and money market/short-term funds (underlying Fidelity funds).  Each Fidelity VIP Freedom Fund, as a shareholder in an underlying Fidelity fund, will indirectly bear its pro rata share of the fees and expenses incurred by the underlying Fidelity fund.  Please refer to the prospectus for the Fidelity VIP Freedom Funds for more information.

Franklin Templeton Variable Insurance Products Trust - Franklin Income Securities Fund: Class 2
Investment Adviser:	Franklin Advisors, Inc.
Investment Objective:	Maximum income while maintaining prospects for capital appreciation.

Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund: Class 1
Investment Adviser:	Franklin Advisory Services, LLC
Investment Objective:	Long-term total return.

Franklin Templeton Variable Insurance Products Trust - Templeton Developing Markets Securities Fund: Class 3
Investment Adviser:	Templeton Asset Management, Ltd.
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Franklin Templeton Variable Insurance Products Trust - Templeton Foreign Securities Fund: Class 3
Investment Adviser:	Templeton Investment Counsel, LLC
Investment Objective:	Long-term capital growth.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Franklin Templeton Variable Insurance Products Trust - Templeton Global Income Securities Fund: Class 3
Investment Adviser:	Franklin Advisors, Inc.
Investment Objective:	High current income, with preservation of capital. Capital appreciation is a secondary consideration.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Janus Aspen Series - Forty Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series – INTECH Risk-Managed Core Portfolio: Service Shares
Investment Adviser:	Janus Capital Management LLC
Sub-adviser:	Enhanced Investment Technologies, LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - International Growth Portfolio: Service II Shares
Investment Adviser:	Janus Capital Management LLC
Investment Objective:	Long-term capital growth.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Lehman Brothers Advisers Management Trust - AMT Short Duration Bond Portfolio: I Class
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Highest available current income consistent with liquidity and low risk to principal and, secondarily, total return.

M Fund, Inc. - Brandes International Equity Fund
Investment Adviser:	M. Financial Investment Advisers, Inc.
Sub-adviser:	Brandes Investment Partners, L.P.
Investment Objective:	Long term capital appreciation.

M Fund, Inc. - Business Opportunity Value Fund
Investment Adviser:	M. Financial Investment Advisers, Inc.
Sub-adviser:	Iridian Asset Management LLC
Investment Objective:	Long term capital appreciation.

M Fund, Inc. - Frontier Capital Appreciation Fund
Investment Adviser:	M. Financial Investment Advisers, Inc.
Sub-adviser:	Frontier Capital Management Company, LLC
Investment Objective:	Maximum capital appreciation.

M Fund, Inc. - Turner Core Growth Fund
Investment Adviser:	M. Financial Investment Advisers, Inc.
Sub-adviser:	Turner Investment Partners, Inc.
Investment Objective:	Long term capital appreciation.

MFS® Variable Insurance Trust - MFS Value Series: Initial Class
Investment Adviser:	Massachusetts Financial Services Company
Investment Objective:	Capital appreciation and reasonable income.

Nationwide Variable Insurance Trust - American Funds NVIT Asset Allocation Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Seeks to provide high total return (including income and capital gains) consistent with the preservation of capital.

Nationwide Variable Insurance Trust - American Funds NVIT Bond Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Income and more price stability than stocks, and capital preservation over the long term. Seeks to maximize an investor’s level of current income and preserve the investor’s capital.

Nationwide Variable Insurance Trust - American Funds NVIT Global Growth Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Capital appreciation through stocks.

Nationwide Variable Insurance Trust - American Funds NVIT Growth Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Seeks returns from both capital gains as well as income generated by dividends paid by stock insurers.

Nationwide Variable Insurance Trust - American Funds NVIT Growth-Income Fund: Class II
Investment Adviser:	Capital Research and Management Company
Investment Objective:	Capital appreciation principally through investment in stocks.

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class III
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Sub-adviser:	Federated Investment Management Company
Investment Objective:	High current income.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - Gartmore NVIT Emerging Markets Fund: Class III
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Sub-adviser:	Gartmore Global Partners
Investment Objective:	Long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - Nationwide Multi-Manager NVIT Small Cap Growth Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Sub-adviser:	Oberweis Asset Management, Inc.; Waddell & Reed Investment Management Company
Investment Objective:	Capital growth.

Nationwide Variable Insurance Trust - Nationwide Multi-Manager NVIT Small Cap Value Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Sub-adviser:	Epoch Investment Partners, Inc.; J.P. Morgan Investment Management Inc.
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - Nationwide Multi-Manager NVIT Small Company Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Sub-adviser:
American Century Investment Management Inc.; Franklin Portfolio Associates LLC; Gartmore Global Partners; Morgan Stanley Investment Management Inc.; Neuberger Berman, LLC; Waddell & Reed Investment Management Company

Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - Nationwide NVIT Global Health Sciences Fund: Class III
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - Nationwide NVIT Global Technology and Communications Fund: Class III
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - Nationwide NVIT Government Bond Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	To provide a high level of income as is consistent with the preservation of capital.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Aggressive Fund: Class II
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	To maximize growth of capital consistent with a more aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Conservative Fund: Class II
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	High level of return consistent with a conservative level of risk compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Moderate Fund: Class II
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	High level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Moderately Aggressive Fund: Class II
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	Growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to the other Investor Destinations Funds.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - Nationwide NVIT Investor Destinations Moderately Conservative Fund: Class II
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	High level of total return consistent with a moderately conservative level of risk.

The Nationwide NVIT Investor Destinations Funds are designed to provide diversification and asset allocation across several types of investments and asset classes, primarily by investing in underlying funds.  Therefore, a proportionate share of the fees and expenses of the underlying funds are indirectly borne by investors.  Please refer to the prospectus for Nationwide NVIT Investor Destinations Funds for more information.

Nationwide Variable Insurance Trust - Nationwide NVIT Mid Cap Growth Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - Nationwide NVIT Money Market Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	High level of current income as is consistent with the preservation of capital and maintenance of liquidity.

Nationwide Variable Insurance Trust - Nationwide NVIT U.S. Growth Leaders Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	Long-term growth of capital.

Nationwide Variable Insurance Trust - NVIT International Index Fund: Class VI
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Sub-adviser:	Fund Asset Management, LP
Investment Objective:	To match the performance of the Morgan Stanley Capital International Europe, Australasia and Far East Index ("MSCI EAFE® Index") as closely as possible before the deduction of Fund expenses.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - NVIT International Value Fund: Class III
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Sub-adviser:	The Boston Company Asset Management LLC
Investment Objective:	Long-term capital appreciation.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Sub-adviser:	Fund Asset Management, LP
Investment Objective:	Capital appreciation.

Nationwide Variable Insurance Trust - NVIT Nationwide® Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Investment Objective:	Total return through a flexible combination of capital appreciation and current income.

Nationwide Variable Insurance Trust - Van Kampen NVIT Comstock Value Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Seeks capital growth and income through investments in equity securities, including common stocks and securities convertibles into common stocks.

Nationwide Variable Insurance Trust - Van Kampen NVIT Multi Sector Bond Fund: Class I
Investment Adviser:	Gartmore Mutual Fund Capital Trust
Sub-adviser:	Van Kampen Asset Management
Investment Objective:	Above average total return over a market cycle of three to five years.

Neuberger Berman Advisers Management Trust - AMT Fasciano Portfolio: S Class
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term capital growth.

Neuberger Berman Advisers Management Trust - AMT International Portfolio: S Class
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term growth of capital by investing primarily in common stocks of foreign companies.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Neuberger Berman Advisers Management Trust - AMT Regency Portfolio: S Class
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Growth of capital.

Neuberger Berman Advisers Management Trust - AMT Socially Responsive Portfolio: I Class
Investment Adviser:	Neuberger Berman Management Inc.
Sub-adviser:	Neuberger Berman, LLC
Investment Objective:	Long-term capital growth by investing primarily in securities of companies that meet certain financial criteria and social policy.

Oppenheimer Variable Account Funds - Oppenheimer Capital Appreciation Fund/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation by investing in securities of well-known, established companies.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Class 3
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:
Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation that are considered to have appreciation possibilities.

This underlying mutual fund assesses a short-term trading fee (please see "Short-Term Trading Fees" earlier in this prospectus).

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Class 3
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High level of current income.

Oppenheimer Variable Account Funds - Oppenheimer High Income Fund/VA: Non-Service Shares
This sub-account is no longer available to receive transfers or new premium payments effective May 1, 2007
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High level of current income.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	High total return which includes growth in the value of its shares as well as current income from equity and debt securities.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap Fund®/VA: Non-Service Shares
Investment Adviser:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Blue Chip Growth Portfolio: Class II
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Long-term capital growth and, secondarily, income.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Equity Income Portfolio: Class II
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	Substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Limited Term Bond Portfolio: Class II
Investment Adviser:	T. Rowe Price Investment Services
Investment Objective:	High level of income consistent with moderate price fluctuation.

The Universal Institutional Funds, Inc. - Core Plus Fixed Income Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed income securities.

The Universal Institutional Funds, Inc. - U.S. Real Estate Portfolio: Class I
Investment Adviser:	Morgan Stanley Investment Management Inc.
Investment Objective:	Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

Appendix B: Definitions
Accumulation Unit– The measure of your investment in, or share of, a Sub-Account after we deduct for transaction fees and periodic charges.  Initially, we set the Accumulation Unit value at $10 for each Sub-Account.

Attained Age– The Insured’s age upon the issue of full insurance coverage plus the number of full years since the Policy Date.
Cash Surrender Value – The Cash Value, subject to Indebtedness and the surrender charge.
Cash Value – The total of the Sub-Accounts you have chosen, which will vary with Investment Experience, and the policy loan and fixed accounts, to which interest will be credited daily.  We will deduct partial surrenders and the policy's periodic charges from the Cash Value.

Code – The Internal Revenue Code of 1986, as amended.
Death Benefit – The amount we pay to the beneficiary upon the Insured’s death, before payment of any unpaid outstanding loan balances or charges.
FDIC – Federal Deposit Insurance Corporation.
Grace Period– A 61-day period after which the Policy will Lapse if you do not make a sufficient payment.
Home Office– Our Home Offices are located at One Nationwide Plaza, Columbus, Ohio 43215.
In Force – The insurance coverage is in effect.
Indebtedness – The total amount of all outstanding policy loans, including principal and interest due.
Insured – The person whose life we insure under the policy, and whose death triggers the Death Benefit.
Investment Experience– The market performance of a mutual fund/Sub-Account.
Lapse – The policy terminates without value.
Maturity Date – The policy anniversary on or next following the Insured's 100th birthday.
Minimum Required Death Benefit– The amount of Proceeds that must be payable to you upon death of the Insured so that the policy qualifies as life insurance under the Code.
Net Amount At Risk – The policy’s base Death Benefit minus the policy’s Cash Value.
Net Asset Value (NAV) – The price each share of a mutual fund in which a Sub-Account invests.  It is calculated by subtracting the mutual fund’s liabilities from its total assets, and dividing that figure by the number of shares outstanding.  We use NAV to calculate the value of Accumulation Units.  NAV does not reflect deductions we make for charges we take from Sub-Accounts.  Accumulation Unit values do reflect these deductions.

Net Premium – Premium after transaction charges, but before any allocation to an investment option.
Policy Continuation Premium Amount – The amount of Premium, on a monthly basis from the Policy Date, stated on the Policy Data Page, that you must pay, in the aggregate, to keep the policy In Force under the Guaranteed policy continuation provision; however, this amount does not account for any increases in the Specified Amount, policy loans or partial surrenders, so you should anticipate paying more if you intend to request an increase in Specified Amount; take a policy loan; or request a partial surrender.

Policy Data Page(s)– The Policy Data Page contains more detailed information about the policy, some of which is unique and particular to the owner, the beneficiary and the Insured.
Policy Date – The date the policy takes effect as shown on the Policy Data Page. Policy years and months are measured from this date.
Policy Proceeds or Proceeds – Policy Proceeds may constitute the Death Benefit, or the amount payable if the policy matures or you choose to surrender the policy adjusted to account for any unpaid charges or policy loans and Rider benefits.

Premium – The amount of money you pay to begin and continue the policy.
Premium Load – The aggregate of the sales load and premium tax charges.
Rider – An optional benefit you may purchase under the policy.
SEC – The Securities and Exchange Commission.
Specified Amount – The dollar or face amount of insurance coverage the owner selects.
Sub-Accounts – The mechanism we use to account for your allocations of Net Premium and cash value among the policy’s variable investment options.
Us, we, our or the company – Nationwide Life and Annuity Insurance Company.
Valuation Period – The period during which we determine the change in the value of the Sub-Accounts.  One Valuation Period ends and another begins with the close of trading on the New York Stock Exchange.

You, your or the policy owner or Owner– The person named as the owner in the application, or the person assigned ownership rights.

Appendix C: Surrender Charge Examples

The information in the tables on this page is used to calculate the surrender charge for your policy based on the Specified Amount of your policy and your individual characteristics. The tables below are samples of the full tables provided in the Statement of Additional Information to this prospectus which is available on request.  The formula we use to calculate surrender charges is:

The maximum surrender charge ("SC") equals the lesser of (a) or (b), multiplied by (p); plus (c) multiplied by (d).  To calculate the actual surrender charge based on surrender in a particular policy year, multiply by (e); and, if applicable, multiply by (f); where:

(a)	= the Specified Amount multiplied by the rate indicated on the chart "Surrender Target Factor" below divided by 1,000; and

(b)	= Premiums paid by the policy owner during the first policy year

(p)	= is the surrender charge percentage in the range 34% - 60% which varies by age, sex, and risk classification; from the "Surrender Charge Percentage" chart below;

(c)	= the Specified Amount divided by 1,000;

(d)	= the applicable rate from the "Administrative Target Factor" chart below;

(e)	= the applicable percentage from the "Reduction of Surrender Charges" table in the "Surrender Charges" section of this prospectus; and

(f)	= a Surrender Charge reduction factor applicable only to Specified Amount increases, .60 in all cases.

Surrender Target Factor used in (a) of the formula above
Age	Male	Female
0	3.28	2.48
35	10.95	9.03
36	11.51	9.48
85	137.00	112.00

Surrender Charge Percentage (p) in the formula above1
Sex of Insured:	Female
Rate Class:	Standard					Tobacco Preferred
Issue Age/Band:	Band 1	Band 2	Band 3	Band 4	Band 5	Band 1	Band 2	Band 3	Band 4	Band 5
0	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a

Sex of Insured:	Male
Rate Class:	Non-Tobacco					Non-Tobacco Select Preferred
Issue Age/Band:	Band 1	Band 2	Band 3	Band 4	Band 5	Band 1	Band 2	Band 3	Band 4	Band 5
35	0.550	0.500	0.470	0.470	0.470	0.550	0.500	0.470	0.470	0.470
36	0.555	0.510	0.483	0.483	0.483	0.555	0.510	0.483	0.483	0.483

Sex of Insured:	Male
Rate Class:	Standard					Tobacco Preferred
Issue Age/Band:	Band 1	Band 2	Band 3	Band 4	Band 5	Band 1	Band 2	Band 3	Band 4	Band 5
85	0.340	0.340	0.350	0.350	0.350	0.340	0.340	0.350	0.350	0.350

Administrative Target Factor (d) in the formula above1
Issue Age	Band 1	Band 2	Band 3	Band 4	Band 5
0	8.00	6.00	4.00	4.00	4.00
35	8.50	7.50	4.50	4.50	4.50
36	8.50	7.50	4.55	4.55	4.55
85	9.00	9.00	8.00	8.00	8.00

1"Bands" in the tables correspond to particular ranges of Specified Amount.  If there are increases, the total Specified Amount is used:
Band 1 = Specified Amounts under $100,000.
Band 2 = Specified Amounts equal to or greater than $100,000 and less than $250,000.
Band 3 = Specified Amounts equal to or greater than $250,000 and less than $500,000.
Band 4 = Specified Amounts equal to or greater than $500,000 and less than $1,000,000.
Band 5 = Specified Amounts equal to or greater than $1,000,000.

The examples that follow are based on characteristics of the Insured used to calculate the maximum, minimum, and representative surrender charges shown in the "Transaction Fees" portion of the "In Summary:  Fee Tables" section of the prospectus.  They are based on the formula and example tables above.

The maximum Surrender Charge calculation assumes: the Insured is a male, issue age 85, standard rate class; the Specified Amount is $500,000 (Band 4); premiums paid in the first year are $100,000, a full surrender is taken during the first policy year.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)] x (e)] x (f)

(a) = ($500,000 / 1,000) x 137 = $68,500
(b) = $100,000
(p) = 0.35
(c) = $500,000 / 1000 = $500
(d) = 8.00
(e) = 100%
(f) Not applicable, applies to increases only.

(a) is less than (b), so:

SC = [$68,500 x (0.35) + $500 x 8.00] x 100%

     = [$23,975 + $4,000] x 100%

     = $27,975 which corresponds to $55.95 per $1,000 of Specified Amount ($27,975 / $500).

Assume the policy is surrendered in the fifth year instead of the first, then (e), issue age 50+, = 76.0%

SC = $27,975 x 76%  = $21,261 which corresponds to $42.52 per $1,000 of Specified Amount ($21,261 / $500).

The minimum Surrender Charge calculation assumes: the Insured is a female, issue age 0; standard rate class, the Specified Amount is $500,000 (Band 4); premiums paid in the first year are $2,000, a full surrender is taken during the first policy year.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)] x (e)] x (f)

(a) = ($500,000 / 1,000) x 2.48 = $1,240
(b) = $2,000
(p) = 0.42
(c) = $500,000 / 1000 = $500
(d) = 4.00
(e) = 100%
(f) Not applicable, applies to increases only.

(a) is less than (b), so:

SC = [$1,240 x (0.42) + $500 x 4.00] x 100%

     = [$520.80 + $2,000] x 100%

     = $2,520.80 which corresponds to $5.04 per $1,000 of Specified Amount ($2,520.80 / $500).

Assume the policy is surrendered in the fifth year instead of the first, then (e), issue age 0-49, = 85.0%

SC = $2,520.80 x 85% = $2,142.68 which corresponds to $4.29 per $1,000 of Specified Amount ($2,142.68 / $500).

The representative surrender charge calculation assumes:  the Insured is a male, issue age 35, non-tobacco select preferred rate class, the Specified Amount is $500,000 (Band 4), premiums paid in the first year are $7,000, and a complete surrender of the policy in the first  policy year.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)]] x (e)] x (f)

(a) = ($500,000 / 1,000) x 10.95 = $5,475
(b) = $7,000
(p) = 0.47
(c) = $500,000 / 1000 = $500
(d) = 4.50
(e) = 100%
(f) Not applicable, applies to increases only.

(a) is less than (b), so:

SC = [$5,475 x (0.47) + $500 x 4.50] x 100%

     = [$2,573.25 + $2,250] x 100%

     = $4,823.25 which corresponds to $9.65 per $1,000 of Specified Amount ($4,823.25 / $500).

Assume the policy is surrendered in the fifth year instead of the first, then (e), issue age 0-49, = 85%

SC = $4,823.25 x 85% = $4,099.76 which corresponds to $8.20 per $1,000 of Specified Amount ($4,099.76 / $500).

The following example shows the impact of a Specified Amount increase prior to a complete surrender of the policy.  The surrender charge is calculated separately for the initial Specified amount and each increase.

For this example, assume the Insured is a male, issue age 35, non-tobacco rate class, the Specified Amount is $500,000 (Band 4), premiums paid in the first year are $6,000.  The Policy Date is January 1, 2005.  To calculate the maximum surrender charge assume the policy is completely surrendered in the first year.

SC= [[[the lesser of (a, b)] x (p) + (c) x (d)]] x (e)] x (f)

(a) = ($500,000 / 1,000) x 10.95 = $5,475
(b) = $6,000
(p) = 0.47
(c) = $500,000 / 1000 = $500
(d) = 4.50
(e) = 100%
(f) Not applicable, applies to increases only.

(a) is less than (b), so:

SC = [$5,475 x (0.47) + $500 x 4.50] x 100%

      = [$2,573.25 + $2,250] x 100%

  = $4,823.25 which corresponds to $9.65 per $1,000 of Specified Amount ($4,823.25 / $500).

Now assume the policy was not actually surrendered, and a Specified Amount increase of $100,000 (Band 4) is requested and becomes effective in the second policy year, on July 1, 2006.  (Note that the age of the person at the time the increase is issued is age 36 for purposes of finding the correct factors in the tables.  Also, note that Band 4 is applicable because the total Specified Amount $600,000 is used to determine Band).  The first year premium paid applicable to the increase is $1,000. To calculate the maximum surrender charge attributable to the increase, assume it is surrendered in the first year.

SC= [[the lesser of (a, b)] x (p) + (c) x (d)] x (e)] x (f)

(a) = ($100,000 / 1,000) x 11.51 = $1,151
(b) = $1,000
(p) = 0.483
(c) = $100,000 / 1000 = $100
(d) = 4.55
(e) = 100%
(f) = .60

(b) is less than (a), so:

SC = [$1,000 x (0.483) + $100 x 4.55] x 100%] x .60

      = [$483.00 + $455.00] x 100%]  x 60%

      = $938 x .60

  = $562.80 which corresponds to $5.63 per $1,000 of Specified Amount ($562.80 / $100).

Now assume the policy is completely surrendered in the sixth policy year on March 1, 2010.

For the $500,000 initial Specified Amount, (e), issue age 0-49, = 77.5%, the applicable surrender charge is:

SC = $4,823.72 x 77.5% = $3,738.38 which corresponds to $7.48 per $1,000 of Specified Amount ($3,738.38 / $500).

For the $100,000 Specified Amount increase, (e), issue age 0-49, = 92.5%, (Note that even though the policy is being surrendered in the sixth year, more than three and less than four full years have passed since the date of the increase, so the fourth year surrender charge reduction percentage applies to that portion of Specified Amount.) the applicable surrender charge is:

SC = $562.80 x 92.50% = $520.59 which corresponds to $5.21 per $1,000 of Specified Amount ($520.59 / $100).

The combined surrender charge for a complete surrender of the policy in the sixth year is equal to:

SC = $3,738.38 + $520.59 = $4,258.97 which corresponds to $7.10 per $1,000 of Specified Amount ($4,258.97 / $600).

Outside back cover page

To learn more about this policy, you should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus.  For a free copy of the SAI, to receive personalized illustrations of Death Benefits, net cash surrender values, and cash values, and to request other information about this policy please call our Service Center at 1-800-547-7548 (TDD: 1-800-238-3035) or write to us at our Service Center at Nationwide Life and Annuity Insurance Company, 5100 Rings Road, RR1-04-D4, Dublin, OH 43017-1522.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the policy.  Information about us and the policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549-4644. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No. 811-21697.

Securities Act of 1933 Registration File No. 333-140608

Nationwide VL Separate Account-G
(Registrant)

Nationwide Life and Annuity Insurance Company
(Depositor)

5100 Rings Road, RR1-04-D4
Dublin, OH 43017-1522
1-800-547-7548
TDD: 1-800-238-3035

STATEMENT OF ADDITIONAL INFORMATION

Flexible Premium Variable Universal Life Insurance Policies

This Statement of Additional Information ("SAI'') contains additional information regarding the individual flexible premium variable universal life insurance policy offered by Nationwide Life and Annuity Insurance Company ("Nationwide").  This SAI is not a prospectus and should be read together with the policy prospectus dated July 19, 2007 and the prospectuses for the mutual funds.  The prospectus is incorporated by reference in this SAI.  You may obtain a copy of these prospectuses FREE OF CHARGE by writing or calling us at our address or phone number shown above.

The date of this Statement of Additional Information is July 19, 2007.

Nationwide Life and Annuity Insurance Company

We are a stock life insurance company organized under the laws of the State of Ohio in March 1981 with our Home Office at One Nationwide Plaza, Columbus, Ohio 43215.  We provide life insurance, annuities and retirement products.  We are admitted to do business in all states, the District of Columbia and Puerto Rico.  Nationwide is a member of the Nationwide group of companies and all of our common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company.  NFS has two classes of common stock outstanding with different voting rights enabling Nationwide Corporation (the holder of all of the outstanding Class B Common Stock) to control NFS.  Nationwide Corporation is a holding company, as well.  All of the common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies.  The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $160 billion as of December 31, 2006.

Nationwide VL Separate Account-G

Nationwide VL Separate Account-G is a separate account that invests in mutual funds offered and sold to insurance companies and certain retirement plans.  We established the separate account on August 3, 2004 pursuant to Ohio law.  Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 the SEC does not supervise our management or the management of the variable account. We serve as the custodian of the assets of the variable account.

Nationwide Investment Services Corporation (NISC)

The policies are distributed by NISC, located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of Nationwide.  For contract issued in Michigan, all references to NISC will mean Nationwide Investment Svcs. Corporation.

1

The policies will be sold on a continuous basis by licensed insurance agents in those states where the policies may lawfully be sold.  Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD").

Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by NISC will not exceed 110% of the target premium plus 5% of any excess premium payments.  We pay gross renewal commissions in years 2 through 10 on the sale of the policies provided by NISC that will not exceed 5%of actual premium payment, and that will not exceed 5% in policy years 11 and thereafter.

We paid no underwriting commissions to NISC for this separate account in 2006.

Services

We have responsibility for administration of the policies and the variable account.  We also maintain the records of the name, address, taxpayer identification number, and other pertinent information for each policy owner and the number and type of policy issued to each policy owner and records with respect to the policy value of each policy.

We are the custodian of the assets of the variable account.  We will maintain a record of all purchases and redemption of shares of the mutual funds.  We or our affiliates may have entered into agreements with either the investment adviser or distributor for the mutual funds.  The agreements relate to administrative services we or our affiliate furnish.   Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for contract owners to execute trades in the funds.  We also act as a limited agent for the fund for purposes of accepting the trades.  For these services the funds agree to pay us an annual fee based on the average aggregate net assets of the variable account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in the particular fund.

We take these anticipated fee payments into consideration when determining the expenses necessary to support the policies.  Without these payments, policy charges would be higher.  Only those funds that agree to pay us a fee will be offered in the policy.  Generally, we expect to receive somewhere between 0.10% to 0.45% (an annualized rate of the daily net assets of the variable account) from the funds offered in the policies.  What is actually received depends upon many factors, including but not limited to the type of fund (i.e., money market funds generally pay less revenue than other fund types) and the actual services rendered to the fund company.

Independent Registered Public Accounting Firm

The financial statements of Nationwide VL Separate Account-G and the financial statements and schedules of Nationwide Life and Annuity Insurance Company for the periods indicated have been included herein in reliance upon the reports of KPMG, LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  The audit report of KPMG LLP covering the December 31, 2006 financial statements and schedules of Nationwide Life and Annuity Insurance Company contains an explanatory paragraph that states that Nationwide Life and Annuity Insurance Company adopted the American Institute of Certified Public Accountants' Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, in 2004.  KPMG, LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

Underwriting Procedure

We underwrite the policies issued through Nationwide VL Separate Account-G.  The policy's cost of insurance depends upon the Insured's sex, issue age, underwriting class, any substandard rating, and the duration of time the policy has been In Force.  The rates will vary depending upon tobacco use and other risk factors.  Monthly cost of insurance rates will not exceed those guaranteed in the policy.  Guaranteed cost of insurance rates for policies issued on Specified Amounts less than $100,000 are based on the 1980 Commissioners’ Extended Term Mortality Table, Age Last Birthday (1980 CET).  Guaranteed cost of insurance rates for policies issued on Specified Amounts of $100,000 or more are based on the 1980 Commissioners’ Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO).  Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate percentage multiples of the standard guaranteed cost of insurance rate on a standard basis.  That is, standard guaranteed cost of insurance rates for substandard risks are guaranteed cost of insurance rates for standard risks times a percentage greater than 100%.  These mortality tables are sex-distinct.  In addition, separate mortality tables will be used for tobacco and non-tobacco.  We may deduct a "flat extra," which is an additional constant charge per $1,000 of Specified Amount, for certain activities or medical conditions of the Insured.  We apply the same flat extra to all Insureds that engage in the same activity or have the same medical condition irrespective of their sex, issue age, underwriting class, or substandard rating, if any.

Mortality tables are unisex for policies issued in the State of Montana and group or sponsored arrangements (including our employees and their family members).

The rate class of an insured may affect the cost of insurance rate.  We currently place insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk.  In an otherwise identical policy, an insured in the standard rate class will have a lower cost of insurance than an insured in a rate class with higher mortality risks.  Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose policies have been in effect for the same length of time.  The cost of insurance rates, policy charges, and payment options for policies issued in some states or in connection with certain employee

2

benefit arrangements may be issued on a gender-neutral (unisex) basis.  The unisex rates will be higher than those applicable to females and lower than those applicable to males.  If the rating class for any increase in the Specified Amount of insurance coverage is not the same as the rating class at issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes.  The actual charges made during the policy year will be shown in the annual report delivered to policy owners.

Maximum Surrender Charge Calculation

The maximum surrender charge under the policy is based on the following calculation.  Examples of how to calculate the surrender charge for your policy are provided in "Appendix C of the prospectus."

Maximum Surrender Charge                                                      the lesser of (a) or (b), multiplied by (p); plus (c) multiplied by (d).  To calculate the actual surrender charge based on surrender in a particular policy year, multiply by (e); and, if applicable, multiply by (f); where:

(a)	= the Specified Amount multiplied by the rate indicated on the chart "Surrender Target Factor" below divided by 1,000; and

(b)	= Premiums paid by the policy owner during the first policy year

(p)	= is the surrender charge percentage in the range 34% - 60% which varies by age, sex, and risk classification; from the "Surrender Charge Percentage" chart below;

(c)	= the Specified Amount divided by 1,000;

(d)	= the applicable rate from the "Administrative Target Factor" chart below;

(e)	= the applicable percentage from the "Reduction of Surrender Charges" table in the "Surrender Charges" section of this prospectus; and

(f)	= a Surrender Charge reduction factor applicable only to Specified Amount increases, .60 in all cases.

The Surrender Target Factor allows the company to account for the probability that our costs incurred in the sales process will not be recouped.  The Administrative Target Factor allows the company to account for the probability (at various ages) that death will occur and no Surrender Charge will be recouped.  The Surrender Charge Percentage allows the company to vary the amount of surrender target factor by age, risk classification, and sex.

Surrender Target Factor

Age	Male	Female	Age	Male	Female	Age	Male	Female
0	3.28	2.48	31	9.02	7.49	61	43.66	33.90
1	3.31	2.51	32	9.47	7.85	62	46.37	35.95
2	3.43	2.60	33	9.94	8.22	63	49.13	38.11
3	3.56	2.70	34	10.43	8.61	64	52.23	40.48
4	3.70	2.80	35	10.95	9.03	65	55.37	42.95
5	3.85	2.90	36	11.51	9.48	66	58.91	45.66
6	4.01	3.02	37	12.11	9.94	67	62.52	48.52
7	4.18	3.14	38	12.73	10.43	68	66.58	51.68
8	4.36	3.27	39	13.39	10.95	69	70.79	55.07
9	4.56	3.40	40	14.09	11.49	70	75.49	58.83
10	4.77	3.55	41	14.83	12.06	71	80.38	62.89
11	4.99	3.70	42	15.62	12.66	72	85.83	67.39
12	5.22	3.86	43	16.44	13.29	73	91.44	72.19
13	5.45	4.03	44	17.32	13.96	74	95.50	77.46
14	5.70	4.21	45	18.26	14.66	75	98.50	83.07
15	5.94	4.39	46	19.25	15.40	76	105.65	89.20
16	6.18	4.58	47	20.23	16.18	77	113.00	95.84
17	6.41	4.77	48	21.34	17.01	78	119.00	103.05
18	5.34	4.30	49	22.46	17.89	79	127.00	104.50
19	5.53	4.48	50	23.72	18.83	80	137.00	112.00
20	5.72	4.66	51	24.98	19.82	81	137.00	112.00
21	5.91	4.84	52	26.41	20.87	82	137.00	112.00
22	6.15	5.05	53	27.83	21.98	83	137.00	112.00
23	6.36	5.26	54	29.45	23.16	84	137.00	112.00

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24	6.63	5.49	55	31.06	24.41	85	137.00	112.00
25	6.88	5.72	56	32.89	25.75
26	7.19	5.98	57	34.71	27.13
27	7.50	6.24	58	36.79	28.66
28	7.85	6.53	59	38.89	30.26
29	8.22	6.84	60	41.26	32.04
30	8.61	7.15

"Bands" as used in the Administrative Target Factor and Surrender Charge Percentage tables below correspond to particular ranges of Specified Amount:  Band 1 = Specified Amounts under $100,000; Band 2 = Specified Amounts equal to or greater than $100,000 and less than $250,000; Band 3 = Specified Amounts equal to or greater than $250,000and less than $500,000; Band 4 = Specified Amounts equal to or greater than $500,000 and less than $1,000,000; and Band 5 = Specified Amounts equal to or greater than $1,000,000.

Administrative Target Factor

Issue Age	Band 1	Band 2	Band 3	Band 4	Band 5	Issue Age	Band 1	Band 2	Band 3	Band 4	Band 5
0	8.00	6.00	4.00	4.00	4.00	43	8.50	7.50	4.90	4.90	4.90
1	8.00	6.00	4.00	4.00	4.00	44	8.50	7.50	4.95	4.95	4.95
2	8.00	6.00	4.00	4.00	4.00	45	8.50	7.50	5.00	5.00	5.00
3	8.00	6.00	4.00	4.00	4.00	46	8.50	7.50	5.00	5.00	5.00
4	8.00	6.00	4.00	4.00	4.00	47	8.50	7.50	5.00	5.00	5.00
5	8.00	6.00	4.00	4.00	4.00	48	8.50	7.50	5.00	5.00	5.00
6	8.00	6.00	4.00	4.00	4.00	49	8.50	7.50	5.00	5.00	5.00
7	8.00	6.00	4.00	4.00	4.00	50	8.50	7.50	5.00	5.00	5.00
8	8.00	6.00	4.00	4.00	4.00	51	8.50	7.50	5.00	5.00	5.00
9	8.00	6.00	4.00	4.00	4.00	52	8.50	7.50	5.00	5.00	5.00
10	8.00	6.00	4.00	4.00	4.00	53	8.50	7.50	5.00	5.00	5.00
11	8.00	6.00	4.00	4.00	4.00	54	8.50	7.50	5.00	5.00	5.00
12	8.00	6.00	4.00	4.00	4.00	55	8.50	7.50	5.00	5.00	5.00
13	8.00	6.00	4.00	4.00	4.00	56	8.50	7.50	5.00	5.00	5.00
14	8.00	6.00	4.00	4.00	4.00	57	8.50	7.50	5.00	5.00	5.00
15	8.00	6.00	4.00	4.00	4.00	58	8.50	7.50	5.00	5.00	5.00
16	8.00	6.00	4.00	4.00	4.00	59	8.50	7.50	5.00	5.00	5.00
17	8.00	6.00	4.00	4.00	4.00	60	8.50	7.50	5.00	5.00	5.00
18	8.00	6.00	4.00	4.00	4.00	61	8.50	7.50	5.00	5.00	5.00
19	8.00	6.00	4.00	4.00	4.00	62	8.50	7.50	5.00	5.00	5.00
20	8.00	6.00	4.00	4.00	4.00	63	8.50	7.50	5.00	5.00	5.00
21	8.00	6.00	4.00	4.00	4.00	64	8.50	7.50	5.00	5.00	5.00
22	8.00	6.00	4.00	4.00	4.00	65	8.50	7.50	5.00	5.00	5.00
23	8.00	6.00	4.00	4.00	4.00	66	8.53	7.60	5.15	5.15	5.15
24	8.00	6.00	4.00	4.00	4.00	67	8.55	7.70	5.30	5.30	5.30
25	8.00	6.00	4.00	4.00	4.00	68	8.58	7.80	5.45	5.45	5.45
26	8.05	6.15	4.05	4.05	4.05	69	8.60	7.90	5.60	5.60	5.60
27	8.10	6.30	4.10	4.10	4.10	70	8.63	8.00	5.75	5.75	5.75
28	8.15	6.45	4.15	4.15	4.15	71	8.65	8.10	5.90	5.90	5.90
29	8.20	6.60	4.20	4.20	4.20	72	8.68	8.20	6.05	6.05	6.05
30	8.25	6.75	4.25	4.25	4.25	73	8.70	8.30	6.20	6.20	6.20
31	8.30	6.90	4.30	4.30	4.30	74	8.73	8.40	6.35	6.35	6.35
32	8.35	7.05	4.35	4.35	4.35	75	8.75	8.50	6.50	6.50	6.50
33	8.40	7.20	4.40	4.40	4.40	76	8.50	8.55	6.65	6.65	6.65
34	8.45	7.35	4.45	4.45	4.45	77	8.50	8.60	6.80	6.80	6.80
35	8.50	7.50	4.50	4.50	4.50	78	8.50	8.65	6.95	6.95	6.95
36	8.50	7.50	4.55	4.55	4.55	79	8.50	8.70	7.10	7.10	7.10
37	8.50	7.50	4.60	4.60	4.60	80	8.50	8.75	7.25	7.25	7.25

4

38	8.50	7.50	4.65	4.65	4.65	81	8.50	8.80	7.40	7.40	7.40
39	8.50	7.50	4.70	4.70	4.70	82	8.50	8.85	7.55	7.55	7.55
40	8.50	7.50	4.75	4.75	4.75	83	8.50	8.90	7.70	7.70	7.70
41	8.50	7.50	4.80	4.80	4.80	84	8.50	8.95	7.85	7.85	7.85
42	8.50	7.50	4.85	4.85	4.85	85	9.00	9.00	8.00	8.00	8.00

Surrender Charge Percentage

Sex of Insured:	Male
Rate Class:	Non-Tobacco					Non-Tobacco Select Preferred
Issue Age/Band:	Band 1	Band 2	Band 3	Band 4	Band 5	Band 1	Band 2	Band 3	Band 4	Band 5
0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
1	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
3	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
4	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
5	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
6	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
7	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
8	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
9	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
10	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
11	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
12	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
13	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
14	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
15	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
16	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
17	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
18	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
19	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
20	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
21	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
22	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
23	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
24	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
25	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
26	0.550	0.473	0.425	0.425	0.425	0.550	0.473	0.425	0.425	0.425
27	0.550	0.476	0.430	0.430	0.430	0.550	0.476	0.430	0.430	0.430
28	0.550	0.479	0.435	0.435	0.435	0.550	0.479	0.435	0.435	0.435
29	0.550	0.482	0.440	0.440	0.440	0.550	0.482	0.440	0.440	0.440
30	0.550	0.485	0.445	0.445	0.445	0.550	0.485	0.445	0.445	0.445
31	0.550	0.488	0.450	0.450	0.450	0.550	0.488	0.450	0.450	0.450
32	0.550	0.491	0.455	0.455	0.455	0.550	0.491	0.455	0.455	0.455
33	0.550	0.494	0.460	0.460	0.460	0.550	0.494	0.460	0.460	0.460
34	0.550	0.497	0.465	0.465	0.465	0.550	0.497	0.465	0.465	0.465
35	0.550	0.500	0.470	0.470	0.470	0.550	0.500	0.470	0.470	0.470
36	0.555	0.510	0.483	0.483	0.483	0.555	0.510	0.483	0.483	0.483
37	0.560	0.520	0.496	0.496	0.496	0.560	0.520	0.496	0.496	0.496
38	0.565	0.530	0.509	0.509	0.509	0.565	0.530	0.509	0.509	0.509
39	0.570	0.540	0.522	0.522	0.522	0.570	0.540	0.522	0.522	0.522
40	0.575	0.550	0.535	0.535	0.535	0.575	0.550	0.535	0.535	0.535
41	0.580	0.560	0.548	0.548	0.548	0.580	0.560	0.548	0.548	0.548

5

42	0.585	0.570	0.561	0.561	0.561	0.585	0.570	0.561	0.561	0.561
43	0.590	0.580	0.574	0.574	0.574	0.590	0.580	0.574	0.574	0.574
44	0.595	0.590	0.587	0.587	0.587	0.595	0.590	0.587	0.587	0.587
45	0.600	0.600	0.600	0.600	0.600	0.600	0.600	0.600	0.600	0.600
46	0.600	0.595	0.591	0.591	0.591	0.600	0.595	0.591	0.591	0.591

Sex of Insured:	Male
Rate Class:	Non-Tobacco					Non-Tobacco Select Preferred
Issue Age/Band:	Band 1	Band 2	Band 3	Band 4	Band 5	Band 1	Band 2	Band 3	Band 4	Band 5
47	0.600	0.590	0.582	0.582	0.582	0.600	0.590	0.582	0.582	0.582
48	0.600	0.585	0.573	0.573	0.573	0.600	0.585	0.573	0.573	0.573
49	0.600	0.580	0.564	0.564	0.564	0.600	0.580	0.564	0.564	0.564
50	0.600	0.575	0.555	0.555	0.555	0.600	0.575	0.555	0.555	0.555
51	0.600	0.570	0.546	0.546	0.546	0.600	0.570	0.546	0.546	0.546
52	0.600	0.565	0.537	0.537	0.537	0.600	0.565	0.537	0.537	0.537
53	0.600	0.560	0.528	0.528	0.528	0.600	0.560	0.528	0.528	0.528
54	0.600	0.555	0.519	0.519	0.519	0.600	0.555	0.519	0.519	0.519
55	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
56	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
57	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
58	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
59	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
60	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
61	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
62	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
63	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
64	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
65	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
66	0.588	0.543	0.500	0.500	0.500	0.588	0.543	0.500	0.500	0.500
67	0.576	0.536	0.490	0.490	0.490	0.576	0.536	0.490	0.490	0.490
68	0.564	0.529	0.480	0.480	0.480	0.564	0.529	0.480	0.480	0.480
69	0.552	0.522	0.470	0.470	0.470	0.552	0.522	0.470	0.470	0.470
70	0.540	0.515	0.460	0.460	0.460	0.540	0.515	0.460	0.460	0.460
71	0.528	0.508	0.450	0.450	0.450	0.528	0.508	0.450	0.450	0.450
72	0.516	0.501	0.440	0.440	0.440	0.516	0.501	0.440	0.440	0.440
73	0.504	0.494	0.430	0.430	0.430	0.504	0.494	0.430	0.430	0.430
74	0.492	0.487	0.420	0.420	0.420	0.492	0.487	0.420	0.420	0.420
75	0.480	0.480	0.410	0.410	0.410	0.480	0.480	0.410	0.410	0.410
76	0.450	0.450	0.400	0.400	0.400	0.450	0.450	0.400	0.400	0.400
77	0.420	0.420	0.390	0.390	0.390	0.420	0.420	0.390	0.390	0.390
78	0.395	0.395	0.380	0.380	0.380	0.395	0.395	0.380	0.380	0.380
79	0.370	0.370	0.360	0.360	0.360	0.370	0.370	0.360	0.360	0.360
80	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340
81	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340
82	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340
83	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340
84	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340
85	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340	0.340

6

Sex of Insured:	Male
Rate Class:	Standard					Tobacco Preferred
Issue Age/Band:	Band 1	Band 2	Band 3	Band 4	Band 5	Band 1	Band 2	Band 3	Band 4	Band 5
0	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
1	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
2	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
3	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
4	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
5	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
6	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
7	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
8	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
9	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
10	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
11	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
12	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
13	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
14	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
15	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
16	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
17	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
18	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
19	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
20	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
21	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
22	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
23	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
24	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
25	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
26	0.550	0.473	0.425	0.425	0.425	0.550	0.473	0.425	0.425	0.425
27	0.550	0.476	0.430	0.430	0.430	0.550	0.476	0.430	0.430	0.430
28	0.550	0.479	0.435	0.435	0.435	0.550	0.479	0.435	0.435	0.435
29	0.550	0.482	0.440	0.440	0.440	0.550	0.482	0.440	0.440	0.440
30	0.550	0.485	0.445	0.445	0.445	0.550	0.485	0.445	0.445	0.445
31	0.550	0.488	0.450	0.450	0.450	0.550	0.488	0.450	0.450	0.450
32	0.550	0.491	0.455	0.455	0.455	0.550	0.491	0.455	0.455	0.455
33	0.550	0.494	0.460	0.460	0.460	0.550	0.494	0.460	0.460	0.460
34	0.550	0.497	0.465	0.465	0.465	0.550	0.497	0.465	0.465	0.465
35	0.550	0.500	0.470	0.470	0.470	0.550	0.500	0.470	0.470	0.470
36	0.555	0.510	0.483	0.483	0.483	0.555	0.510	0.483	0.483	0.483
37	0.560	0.520	0.496	0.496	0.496	0.560	0.520	0.496	0.496	0.496
38	0.565	0.530	0.509	0.509	0.509	0.565	0.530	0.509	0.509	0.509
39	0.570	0.540	0.522	0.522	0.522	0.570	0.540	0.522	0.522	0.522
40	0.575	0.550	0.535	0.535	0.535	0.575	0.550	0.535	0.535	0.535
41	0.580	0.560	0.548	0.548	0.548	0.580	0.560	0.548	0.548	0.548
42	0.585	0.570	0.561	0.561	0.561	0.585	0.570	0.561	0.561	0.561
43	0.590	0.580	0.574	0.574	0.574	0.590	0.580	0.574	0.574	0.574
44	0.595	0.590	0.587	0.587	0.587	0.595	0.590	0.587	0.587	0.587
45	0.600	0.600	0.600	0.600	0.600	0.600	0.600	0.600	0.600	0.600

7

Sex of Insured:	Male
Rate Class:	Standard					Tobacco Preferred
Issue Age/Band:	Band 1	Band 2	Band 3	Band 4	Band 5	Band 1	Band 2	Band 3	Band 4	Band 5
46	0.600	0.595	0.591	0.591	0.591	0.600	0.595	0.591	0.591	0.591
47	0.600	0.590	0.582	0.582	0.582	0.600	0.590	0.582	0.582	0.582
48	0.600	0.585	0.573	0.573	0.573	0.600	0.585	0.573	0.573	0.573
49	0.600	0.580	0.564	0.564	0.564	0.600	0.580	0.564	0.564	0.564
50	0.600	0.575	0.555	0.555	0.555	0.600	0.575	0.555	0.555	0.555
51	0.600	0.570	0.546	0.546	0.546	0.600	0.570	0.546	0.546	0.546
52	0.600	0.565	0.537	0.537	0.537	0.600	0.565	0.537	0.537	0.537
53	0.600	0.560	0.528	0.528	0.528	0.600	0.560	0.528	0.528	0.528
54	0.600	0.555	0.519	0.519	0.519	0.600	0.555	0.519	0.519	0.519
55	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
56	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
57	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
58	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
59	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
60	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
61	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
62	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
63	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
64	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
65	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
66	0.581	0.536	0.494	0.494	0.494	0.581	0.536	0.494	0.494	0.494
67	0.562	0.522	0.478	0.478	0.478	0.562	0.522	0.478	0.478	0.478
68	0.543	0.508	0.462	0.462	0.462	0.543	0.508	0.462	0.462	0.462
69	0.524	0.494	0.446	0.446	0.446	0.524	0.494	0.446	0.446	0.446
70	0.505	0.480	0.430	0.430	0.430	0.505	0.480	0.430	0.430	0.430
71	0.486	0.466	0.414	0.414	0.414	0.486	0.466	0.414	0.414	0.414
72	0.467	0.452	0.398	0.398	0.398	0.467	0.452	0.398	0.398	0.398
73	0.448	0.438	0.382	0.382	0.382	0.448	0.438	0.382	0.382	0.382
74	0.429	0.424	0.366	0.366	0.366	0.429	0.424	0.366	0.366	0.366
75	0.410	0.410	0.350	0.350	0.350	0.410	0.410	0.350	0.350	0.350
76	0.400	0.400	0.350	0.350	0.350	0.400	0.400	0.350	0.350	0.350
77	0.390	0.390	0.350	0.350	0.350	0.390	0.390	0.350	0.350	0.350
78	0.380	0.380	0.350	0.350	0.350	0.380	0.380	0.350	0.350	0.350
79	0.360	0.360	0.350	0.350	0.350	0.360	0.360	0.350	0.350	0.350
80	0.340	0.340	0.350	0.350	0.350	0.340	0.340	0.350	0.350	0.350
81	0.340	0.340	0.350	0.350	0.350	0.340	0.340	0.350	0.350	0.350
82	0.340	0.340	0.350	0.350	0.350	0.340	0.340	0.350	0.350	0.350
83	0.340	0.340	0.350	0.350	0.350	0.340	0.340	0.350	0.350	0.350
84	0.340	0.340	0.350	0.350	0.350	0.340	0.340	0.350	0.350	0.350
85	0.340	0.340	0.350	0.350	0.350	0.340	0.340	0.350	0.350	0.350

8

Sex of Insured:	Female
Rate Class:	Non-Tobacco					Non-Tobacco Select Preferred
Issue Age/Band:	Band 1	Band 2	Band 3	Band 4	Band 5	Band 1	Band 2	Band 3	Band 4	Band 5
0	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
1	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
3	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
4	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
5	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
6	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
7	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
8	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
9	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
10	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
11	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
12	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
13	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
14	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
15	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
16	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
17	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
18	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
19	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
20	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
21	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
22	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
23	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
24	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
25	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
26	0.550	0.473	0.425	0.425	0.425	0.550	0.473	0.425	0.425	0.425
27	0.550	0.476	0.430	0.430	0.430	0.550	0.476	0.430	0.430	0.430
28	0.550	0.479	0.435	0.435	0.435	0.550	0.479	0.435	0.435	0.435
29	0.550	0.482	0.440	0.440	0.440	0.550	0.482	0.440	0.440	0.440
30	0.550	0.485	0.445	0.445	0.445	0.550	0.485	0.445	0.445	0.445
31	0.550	0.488	0.450	0.450	0.450	0.550	0.488	0.450	0.450	0.450
32	0.550	0.491	0.455	0.455	0.455	0.550	0.491	0.455	0.455	0.455
33	0.550	0.494	0.460	0.460	0.460	0.550	0.494	0.460	0.460	0.460
34	0.550	0.497	0.465	0.465	0.465	0.550	0.497	0.465	0.465	0.465
35	0.550	0.500	0.470	0.470	0.470	0.550	0.500	0.470	0.470	0.470
36	0.555	0.510	0.483	0.483	0.483	0.555	0.510	0.483	0.483	0.483
37	0.560	0.520	0.496	0.496	0.496	0.560	0.520	0.496	0.496	0.496
38	0.565	0.530	0.509	0.509	0.509	0.565	0.530	0.509	0.509	0.509
39	0.570	0.540	0.522	0.522	0.522	0.570	0.540	0.522	0.522	0.522
40	0.575	0.550	0.535	0.535	0.535	0.575	0.550	0.535	0.535	0.535
41	0.580	0.560	0.548	0.548	0.548	0.580	0.560	0.548	0.548	0.548
42	0.585	0.570	0.561	0.561	0.561	0.585	0.570	0.561	0.561	0.561
43	0.590	0.580	0.574	0.574	0.574	0.590	0.580	0.574	0.574	0.574
44	0.595	0.590	0.587	0.587	0.587	0.595	0.590	0.587	0.587	0.587
45	0.600	0.600	0.600	0.600	0.600	0.600	0.600	0.600	0.600	0.600

9

Sex of Insured:	Female
Rate Class:	Non-Tobacco					Non-Tobacco Select Preferred
Issue Age/Band:	Band 1	Band 2	Band 3	Band 4	Band 5	Band 1	Band 2	Band 3	Band 4	Band 5
46	0.600	0.595	0.591	0.591	0.591	0.600	0.595	0.591	0.591	0.591
47	0.600	0.590	0.582	0.582	0.582	0.600	0.590	0.582	0.582	0.582
48	0.600	0.585	0.573	0.573	0.573	0.600	0.585	0.573	0.573	0.573
49	0.600	0.580	0.564	0.564	0.564	0.600	0.580	0.564	0.564	0.564
50	0.600	0.575	0.555	0.555	0.555	0.600	0.575	0.555	0.555	0.555
51	0.600	0.570	0.546	0.546	0.546	0.600	0.570	0.546	0.546	0.546
52	0.600	0.565	0.537	0.537	0.537	0.600	0.565	0.537	0.537	0.537
53	0.600	0.560	0.528	0.528	0.528	0.600	0.560	0.528	0.528	0.528
54	0.600	0.555	0.519	0.519	0.519	0.600	0.555	0.519	0.519	0.519
55	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
56	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
57	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
58	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
59	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
60	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
61	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
62	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
63	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
64	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
65	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
66	0.588	0.543	0.500	0.500	0.500	0.588	0.543	0.500	0.500	0.500
67	0.576	0.536	0.490	0.490	0.490	0.576	0.536	0.490	0.490	0.490
68	0.564	0.529	0.480	0.480	0.480	0.564	0.529	0.480	0.480	0.480
69	0.552	0.522	0.470	0.470	0.470	0.552	0.522	0.470	0.470	0.470
70	0.540	0.515	0.460	0.460	0.460	0.540	0.515	0.460	0.460	0.460
71	0.528	0.508	0.450	0.450	0.450	0.528	0.508	0.450	0.450	0.450
72	0.516	0.501	0.440	0.440	0.440	0.516	0.501	0.440	0.440	0.440
73	0.504	0.494	0.430	0.430	0.430	0.504	0.494	0.430	0.430	0.430
74	0.492	0.487	0.420	0.420	0.420	0.492	0.487	0.420	0.420	0.420
75	0.480	0.480	0.410	0.410	0.410	0.480	0.480	0.410	0.410	0.410
76	0.468	0.450	0.410	0.410	0.410	0.468	0.450	0.410	0.410	0.410
77	0.456	0.420	0.410	0.410	0.410	0.456	0.420	0.410	0.410	0.410
78	0.444	0.395	0.410	0.410	0.410	0.444	0.395	0.410	0.410	0.410
79	0.432	0.370	0.410	0.410	0.410	0.432	0.370	0.410	0.410	0.410
80	0.420	0.340	0.410	0.410	0.410	0.420	0.340	0.410	0.410	0.410
81	0.420	0.340	0.410	0.410	0.410	0.420	0.340	0.410	0.410	0.410
82	0.420	0.340	0.410	0.410	0.410	0.420	0.340	0.410	0.410	0.410
83	0.410	0.340	0.410	0.410	0.410	0.410	0.340	0.410	0.410	0.410
84	0.410	0.340	0.410	0.410	0.410	0.410	0.340	0.410	0.410	0.410
85	0.410	0.340	0.410	0.410	0.410	0.410	0.340	0.410	0.410	0.410
10

Sex of Insured:	Female
Rate Class:	Standard					Tobacco Preferred
Issue Age/Band:	Band 1	Band 2	Band 3	Band 4	Band 5	Band 1	Band 2	Band 3	Band 4	Band 5
0	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
1	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
2	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
3	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
4	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
5	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
6	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
7	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
8	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
9	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
10	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
11	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
12	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
13	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
14	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
15	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
16	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
17	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
18	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
19	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
20	0.550	0.470	0.420	0.420	0.420	n/a	n/a	n/a	n/a	n/a
21	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
22	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
23	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
24	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
25	0.550	0.470	0.420	0.420	0.420	0.550	0.470	0.420	0.420	0.420
26	0.550	0.473	0.425	0.425	0.425	0.550	0.473	0.425	0.425	0.425
27	0.550	0.476	0.430	0.430	0.430	0.550	0.476	0.430	0.430	0.430
28	0.550	0.479	0.435	0.435	0.435	0.550	0.479	0.435	0.435	0.435
29	0.550	0.482	0.440	0.440	0.440	0.550	0.482	0.440	0.440	0.440
30	0.550	0.485	0.445	0.445	0.445	0.550	0.485	0.445	0.445	0.445
31	0.550	0.488	0.450	0.450	0.450	0.550	0.488	0.450	0.450	0.450
32	0.550	0.491	0.455	0.455	0.455	0.550	0.491	0.455	0.455	0.455
33	0.550	0.494	0.460	0.460	0.460	0.550	0.494	0.460	0.460	0.460
34	0.550	0.497	0.465	0.465	0.465	0.550	0.497	0.465	0.465	0.465
35	0.550	0.500	0.470	0.470	0.470	0.550	0.500	0.470	0.470	0.470
36	0.555	0.510	0.483	0.483	0.483	0.555	0.510	0.483	0.483	0.483
37	0.560	0.520	0.496	0.496	0.496	0.560	0.520	0.496	0.496	0.496
38	0.565	0.530	0.509	0.509	0.509	0.565	0.530	0.509	0.509	0.509
39	0.570	0.540	0.522	0.522	0.522	0.570	0.540	0.522	0.522	0.522
40	0.575	0.550	0.535	0.535	0.535	0.575	0.550	0.535	0.535	0.535
41	0.580	0.560	0.548	0.548	0.548	0.580	0.560	0.548	0.548	0.548
42	0.585	0.570	0.561	0.561	0.561	0.585	0.570	0.561	0.561	0.561
43	0.590	0.580	0.574	0.574	0.574	0.590	0.580	0.574	0.574	0.574
44	0.595	0.590	0.587	0.587	0.587	0.595	0.590	0.587	0.587	0.587
45	0.600	0.600	0.600	0.600	0.600	0.600	0.600	0.600	0.600	0.600
46	0.600	0.595	0.591	0.591	0.591	0.600	0.595	0.591	0.591	0.591
47	0.600	0.590	0.582	0.582	0.582	0.600	0.590	0.582	0.582	0.582

11

Sex of Insured:	Female
Rate Class:	Standard					Tobacco Preferred
Issue Age/Band:	Band 1	Band 2	Band 3	Band 4	Band 5	Band 1	Band 2	Band 3	Band 4	Band 5
48	0.600	0.585	0.573	0.573	0.573	0.600	0.585	0.573	0.573	0.573
49	0.600	0.580	0.564	0.564	0.564	0.600	0.580	0.564	0.564	0.564
50	0.600	0.575	0.555	0.555	0.555	0.600	0.575	0.555	0.555	0.555
51	0.600	0.570	0.546	0.546	0.546	0.600	0.570	0.546	0.546	0.546
52	0.600	0.565	0.537	0.537	0.537	0.600	0.565	0.537	0.537	0.537
53	0.600	0.560	0.528	0.528	0.528	0.600	0.560	0.528	0.528	0.528
54	0.600	0.555	0.519	0.519	0.519	0.600	0.555	0.519	0.519	0.519
55	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
56	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
57	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
58	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
59	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
60	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
61	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
62	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
63	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
64	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
65	0.600	0.550	0.510	0.510	0.510	0.600	0.550	0.510	0.510	0.510
66	0.588	0.543	0.500	0.500	0.500	0.588	0.543	0.500	0.500	0.500
67	0.576	0.536	0.490	0.490	0.490	0.576	0.536	0.490	0.490	0.490
68	0.564	0.529	0.480	0.480	0.480	0.564	0.529	0.480	0.480	0.480
69	0.552	0.522	0.470	0.470	0.470	0.552	0.522	0.470	0.470	0.470
70	0.540	0.515	0.460	0.460	0.460	0.540	0.515	0.460	0.460	0.460
71	0.528	0.508	0.450	0.450	0.450	0.528	0.508	0.450	0.450	0.450
72	0.516	0.501	0.440	0.440	0.440	0.516	0.501	0.440	0.440	0.440
73	0.504	0.494	0.430	0.430	0.430	0.504	0.494	0.430	0.430	0.430
74	0.492	0.487	0.420	0.420	0.420	0.492	0.487	0.420	0.420	0.420
75	0.480	0.480	0.410	0.410	0.410	0.480	0.480	0.410	0.410	0.410
76	0.460	0.460	0.410	0.410	0.410	0.460	0.460	0.410	0.410	0.410
77	0.445	0.445	0.410	0.410	0.410	0.445	0.445	0.410	0.410	0.410
78	0.430	0.430	0.410	0.410	0.410	0.430	0.430	0.410	0.410	0.410
79	0.415	0.415	0.410	0.410	0.410	0.415	0.415	0.410	0.410	0.410
80	0.400	0.400	0.410	0.410	0.410	0.400	0.400	0.410	0.410	0.410
81	0.400	0.400	0.410	0.410	0.410	0.400	0.400	0.410	0.410	0.410
82	0.400	0.400	0.410	0.410	0.410	0.400	0.400	0.410	0.410	0.410
83	0.390	0.390	0.410	0.410	0.410	0.390	0.390	0.410	0.410	0.410
84	0.390	0.390	0.410	0.410	0.410	0.390	0.390	0.410	0.410	0.410
85	0.390	0.390	0.410	0.410	0.410	0.390	0.390	0.410	0.410	0.410

12

Illustrations

Before you purchase the policy and upon request thereafter, we will provide illustrations of future benefits under the policy based upon the proposed Insured's age and premium class, the Death Benefits option elected, Specified Amount, planned periodic Premiums, and Riders requested.  We reserve the right to charge a reasonable fee of no more than $25 for this service to persons who request more than one policy illustration during a policy year.

Advertising

Rating Agencies.  Independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company rank and rate us.  The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide.  The ratings are not intended to reflect the Investment Experience or financial strength of the variable account.  We may advertise these ratings from time to time.  In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend us or the policies.  Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Money Market Yields. We may advertise the "yield" and "effective yield" for the money market Sub-Account.  Yield and effective yield are annualized, which means that it is assumed that the underlying mutual fund generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the underlying mutual fund’s units.  The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC.  Thus, effective yield will be slightly higher than yield, due to the compounding.

Historical Performance of the Sub-Accounts.  We will advertise historical performance of the Sub-Accounts in accordance with SEC prescribed calculations.  Please note that performance information is annualized.  However, if a Sub-Account has been available in the variable account for less than one year, the performance information for that Sub-Account is not annualized.  Performance information is based on historical earnings and is not intended to predict or project future results.

Additional Materials.  We may provide information on various topics to you and prospective policy owners in advertising, sales literature or other materials.

Tax Definition of Life Insurance

Section 7702(b)(1) of the Internal Revenue Code provides that if one of two alternate tests is met, a policy will be treated as life insurance for federal tax purposes.  The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test.  Both tests are available to flexible premium policies such as this one.

The tables that follow show, numerically, the requirements for each test.

Guideline Premium/Cash Value Corridor Test
Table of Applicable Percentages of Cash Value

Attained Age of Insured	Percentage of Cash Value	Attained Age of Insured	Percentage of Cash Value	Attained Age of Insured	Percentage of Cash Value
0-40	250%	61	128%	81	105%
41	243%	62	126%	82	105%
42	236%	63	124%	83	105%
43	229%	64	122%	84	105%
44	222%	65	120%	85	105%
45	215%	66	119%	86	105%
46	209%	67	118%	87	105%
47	203%	68	117%	88	105%
48	197%	69	116%	89	105%
49	191%	70	115%	90	105%
50	185%	71	113%	91	104%
51	178%	72	111%	92	103%
52	171%	73	109%	93	102%
53	164%	74	107%	94	101%
54	157%	75	105%	95	100%
55	150%	76	105%	96	100%
56	146%	77	105%	97	100%
57	142%	78	105%	98	100%
58	138%	79	105%	99	100%

13

Attained Age of Insured	Percentage of Cash Value	Attained Age of Insured	Percentage of Cash Value	Attained Age of Insured	Percentage of Cash Value
59	134%	80	105%	100	100%
60	130%

Cash Value Accumulation Test

The Cash Value Accumulation Test requires the Death Benefit to exceed an applicable percentage of the cash value.  These applicable percentages are calculated by determining net single premiums, as defined in Code Section 7702(b), for each policy year given a set of actuarial assumptions.  The relevant material assumptions include an interest rate of 4% and 1980 CSO guaranteed mortality as prescribed in Revenue Code Section 7702 for the Cash Value Accumulation Test.  The resulting net single premiums are then inverted (i.e., multiplied by 1/net single premium) to give the applicable cash value percentages.  These premiums vary with the ages, sexes, and risk classifications of the Insureds.

The table below provides an example of applicable percentages for the Cash Value Accumulation Test.  This example is for a male non-tobacco select preferred issue age 55.

Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value	Policy Year	Percentage of Cash Value
1	302%	16	174%	31	121%
2	290%	17	169%	32	119%
3	279%	18	164%	33	118%
4	269%	19	159%	34	116%
5	259%	20	154%	35	115%
6	249%	21	150%	36	113%
7	240%	22	146%	37	112%
8	231%	23	142%	38	111%
9	223%	24	139%	39	110%
10	215%	25	136%	40	108%
11	207%	26	133%	41	107%
12	200%	27	130%	42	106%
13	193%	28	127%	43	104%
14	186%	29	125%	44	103%
15	180%	30	123%	45	102%

14

Report of Independent Registered Public Accounting Firm

The Board of Directors of Nationwide Life and Annuity Insurance Company and

    Contract Owners of Nationwide VL Separate Account-G:

We have audited the accompanying statement of assets, liabilities and contract owners’ equity of Nationwide VL Separate Account-G (comprised of the sub-accounts listed in note 1(b) (collectively, “the Accounts”)) as of December 31, 2006, and the related statements of operations for the year ended December 31, 2006 and changes in contract owners’ equity, and the financial highlights for the year ended December 31, 2006 and for the period from May 13, 2005 (commencement of operations) through December 31, 2005. These financial statements and financial highlights are the responsibility of the Accounts’ management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Accounts as of December 31, 2006, and the results of their operations for the year ended December 31, 2006, and changes in contract owners’ equity, and financial highlights for the year ended December 31, 2006 and for the period from May 13, 2005 (commencement of operations) through December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Columbus, Ohio

March 9, 2007

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY

December 31, 2006

Assets:

Investments at fair value:

AIM Variable Insurance Funds – AIM V.I. Basic Value Fund – Series I (AIMBValue) 4,752 shares (cost $59,525)	$63,489

AIM Variable Insurance Funds – AIM V.I. Capital Appreciation Fund – Series I (AIMCapAp) 591 shares (cost $14,850)	15,504

AIM Variable Insurance Funds – AIM V.I. Capital Development Fund – Series I Shares (AIMCapDev) 1,064 shares (cost $18,555)	19,617

American Century Variable Portfolios, Inc. – Inflation Protection Fund – Class II (ACVPInfPro2) 2,314 shares (cost $23,436)	23,323

American Century Variable Portfolios, Inc. – Mid Cap Value Fund – Class I (ACVPMdCpV) 5,745 shares (cost $72,001)	77,500

American Century Variable Portfolios, Inc. – Ultra® Fund – Class I (ACVPUltra) 3,541 shares (cost $35,619)	35,549

American Century Variable Portfolios, Inc. – Value Fund – Class I (ACVPVal) 53,838 shares (cost $445,643)	470,543

American Century Variable Portfolios, Inc. – VistaSM Fund – Class I (ACVPVista) 1,035 shares (cost $15,129)	16,293

Dreyfus Investment Portfolios – Small Cap Stock Index Portfolio – Service Shares (DryIPSmCap) 4,891 shares (cost $86,434)	90,917

Dreyfus Stock Index Fund, Inc. – Initial Shares (DryStkIx) 16,945 shares (cost $581,328)	612,563

Dreyfus Variable Investment Fund – Appreciation Portfolio – Initial Shares (DryVIApp) 2,160 shares (cost $84,192)	91,922

Federated Insurance Series – Federated Market Opportunity Fund II – Service Shares (FedMrkOp) 128 shares (cost $1,346)	1,343

Federated Insurance Series – Federated Quality Bond Fund II – Primary Shares (FedQualBd) 1,099 shares (cost $12,341)	12,412

Fidelity® Variable Insurance Products Fund – Equity-Income Portfolio – Service Class (FidVIPEIS) 6,598 shares (cost $172,525)	172,273

Fidelity® Variable Insurance Products Fund – Growth Portfolio – Service Class (FidVIPGrS) 24,850 shares (cost $847,970)	887,625

Fidelity® Variable Insurance Products Fund – Overseas Portfolio – Service Class R (FidVIPOvSR) 43,984 shares (cost $951,681)	1,048,142

Fidelity® Variable Insurance Products Fund II – Contrafund® Portfolio – Service Class (FidVIPConS) 48,615 shares (cost $1,547,280)	1,525,528

Fidelity® Variable Insurance Products Fund II – Investment Grade Bond Portfolio – Service Class (FidVIPIGBdS) 16,163 shares (cost $200,220)	204,951

Fidelity® Variable Insurance Products Fund III – Mid Cap Portfolio – Service Class (FidVIPMCapS) 17,691 shares (cost $590,875)	611,922

Fidelity® Variable Insurance Products Fund III – Value Strategies Portfolio – Service Class (FidVIPVaIS) 1,746 shares (cost $21,983)	23,425

Fidelity® Variable Insurance Products Fund IV – Energy Portfolio – Service Class 2 (FidVIPEnergyS2) 1,866 shares (cost $38,326)	35,417

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY, Continued

Fidelity® Variable Insurance Products Funds IV – Freedom Fund 2010 Portfolio – Service Class (FidVIPFree10S) 1,717 shares (cost $18,629)	$19,882

Fidelity® Variable Insurance Products Funds IV – Freedom Fund 2020 Portfolio – Service Class (FidVIPFree20S) 8,055 shares (cost $91,853)	97,384

Fidelity® Variable Insurance Products Funds IV – Freedom Fund 2030 Portfolio – Service Class (FidVIPFree30S) 13,559 shares (cost $149,586)	168,679

Franklin Templeton Variable Insurance Products Trust – Franklin Income Securities Fund – Class 2 (FrVIPIncSec2) 79 shares (cost $1,348)	1,370

Franklin Templeton Variable Insurance Products Trust – Franklin Rising Dividends Securities Fund – Class 1 (FrVIPRisDiv) 2,315 shares (cost $42,900)	48,346

Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund – Class 1 (FrVIPSmCapV1) 18,445 shares (cost $336,804)	351,747

Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund – Class 3 (FrVIPDevMrk3) 9,509 shares (cost $110,921)	131,030

Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund – Class 3 (FrVIPForSec3) 9,386 shares (cost $156,946)	175,330

Franklin Templeton Variable Insurance Products Trust – Templeton Global Income Securities Fund – Class 3 (FrVIPGlInc3) 2,214 shares (cost $33,142)	34,288

Gartmore GVIT – American Funds GVIT Asset Allocation Fund – Class II (GVITAstAll2) 1,089 shares (cost $20,591)	20,241

Gartmore GVIT – American Funds GVIT Bond Fund – Class II (GVITBnd2) 102 shares (cost $1,188)	1,195

Gartmore GVIT – American Funds GVIT Global Growth Fund – Class II (GVITGloGr2) 305 shares (cost $6,923)	7,125

Gartmore GVIT – American Funds GVIT Growth Fund – Class II (GVITGrowth2) 567 shares (cost $35,778)	36,740

Gartmore GVIT – Dreyfus GGVIT International Value Fund – Class III (GVITIntVal3) 22,987 shares (cost $399,692)	425,948

Gartmore GVIT – Emerging Markets Fund – Class III (GVITEmMrkts3) 11,234 shares (cost $163,221)	196,714

Gartmore GVIT – Federated GGVIT High Income Bond Fund – Class III (GVITFHiInc3) 12,705 shares (cost $100,616)	101,258

Gartmore GVIT – Global Health Sciences Fund – Class III (GVITGlHlth3) 7,528 shares (cost $80,193)	80,097

Gartmore GVIT – Global Technology and Communications Fund – Class III (GVITGlTech3) 20,970 shares (cost $86,062)	90,382

Gartmore GVIT – Government Bond Fund – Class I (GVITGvtBd) 11,622 shares (cost $132,285)	131,909

Gartmore GVIT – International Index Fund – Class VI (GVITIntIdx6) 7,624 shares (cost $82,002)	82,418

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY, Continued

Gartmore GVIT – Investor Destinations Aggressive Fund – Class II (GVITIDAg2) 4,932 shares (cost $64,816)	$66,625

Gartmore GVIT – Investor Destinations Conservative Fund – Class II (GVITIDCon2) 705 shares (cost $7,316)	7,386

Gartmore GVIT – Investor Destinations Moderate Fund – Class II (GVITIDMod2) 19,528 shares (cost $234,866)	239,806

Gartmore GVIT – Investor Destinations Moderately Aggressive Fund – Class II (GVITIDModAg2) 56,805 shares (cost $715,771)	744,140

Gartmore GVIT – Investor Destinations Moderately Conservative Fund – Class II (GVITIDModCon2) 600 shares (cost $6,705)	6,804

Gartmore GVIT – Mid Cap Growth Fund – Class I (GVITMdCpGr) 25,010 shares (cost $721,645)	746,297

Gartmore GVIT – Mid Cap Index Fund – Class I (GVITMdCpIdx) 5,778 shares (cost $104,860)	107,422

Gartmore GVIT – Money Market Fund – Class I (GVITMyMkt) 967,319 shares (cost $967,319)	967,319

Gartmore GVIT – Nationwide® Fund – Class I (GVITNWFund) 39,985 shares (cost $493,663)	532,603

Gartmore GVIT – Small Cap Growth Fund – Class I (GVITSmCapGr) 2,238 shares (cost $35,487)	36,718

Gartmore GVIT – Small Cap Value Fund – Class I (GVITSmCapVal) 5,924 shares (cost $74,712)	73,751

Gartmore GVIT – Small Company Fund – Class I (GVITSmComp) 2,560 shares (cost $61,601)	63,968

Gartmore GVIT – U.S. Growth Leaders Fund – Class I (GVITUSGro) 806 shares (cost $8,361)	8,498

Gartmore GVIT – Van Kampen GVIT Comstock Value Fund – Class I (GVITVKVal) 31,914 shares (cost $383,578)	400,195

Gartmore GVIT – Van Kampen GVIT Multi-Sector Bond Fund – Class I (GVITMltSec) 8,363 shares (cost $82,032)	82,043

Janus Aspen Series – Forty Portfolio – Service Shares (JanForty) 12 shares (cost $371)	370

Janus Aspen Series – International Growth Portfolio – Service II Shares (JanIntGroS2) 1,145 shares (cost $52,678)	58,171

MFS® Variable Insurance Trust – Investors Growth Stock Series – Initial Class (MFSInvGrStI) 212 shares (cost $2,133)	2,254

MFS® Variable Insurance Trust – Value Series – Initial Class (MFSValueI) 6,557 shares (cost $89,566)	95,208

Neuberger Berman Advisers Management Trust – Fasciano Portfolio – Class S (NBAMTFasc) 1,009 shares (cost $14,602)	14,657

Neuberger Berman Advisers Management Trust – International Portfolio – Class S (NBAMTInt) 13,136 shares (cost $168,831)	187,708

Neuberger Berman Advisers Management Trust – Limited Maturity Bond Portfolio – Class I (NBAMTLMat) 7,391 shares (cost $94,345)	94,313

Neuberger Berman Advisers Management Trust – Regency Portfolio – Class S (NBAMTRegS) 6,829 shares (cost $116,012)	118,491

Neuberger Berman Advisers Management Trust – Socially Responsive Portfolio®– Class I (NBAMTSocRes) 12,698 shares (cost $196,810)	212,183

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY, Continued

Oppenheimer Global Securities Fund/VA – Class 3 (OppGlSec3) 3,945 shares (cost $134,514)	$145,942

Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA – Non-Service Shares (OppCapAp) 5,441 shares (cost $216,819)	225,413

Oppenheimer Variable Account Funds – High Income Fund/VA – Non-Service Shares (OppHighInc) 1,213 shares (cost $10,050)	10,374

Oppenheimer Variable Account Funds – Main Street Fund®/VA – Non-Service Shares (OppMSt) 14,915 shares (cost $343,651)	369,598

Oppenheimer Variable Account Funds – Main Street Small Cap Fund®/VA – Non-Service Shares (OppMStSCap) 6,588 shares (cost $121,161)	126,152

T. Rowe Price Blue Chip Growth Portfolio – II (TRoeBlChip2) 11,878 shares (cost $117,483)	123,651

T. Rowe Price Equity Income Portfolio – II (TRowEqInc2) 2,671 shares (cost $63,050)	66,252

T. Rowe Price Limited Term Bond Portfolio – Class II (TRLimTrmBnd2) 209 shares (cost $1,026)	1,025

Van Kampen – The Universal Institutional Funds, Inc. – Core Plus Fixed Income Portfolio – Class I (VKCorPlus) 12,478 shares (cost $142,636)	142,245

Van Kampen – The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio – Class I (VKUSRealEst) 7,724 shares (cost $201,905)	226,764

Total Investments	14,546,687

Accounts Receivable	1,402

Total Assets	$14,548,089

Accounts Payable	–

Contract Owners Equity (note 7)	$14,548,089

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS

Year Ended December 31, 2006

Investment activity:	Total	AIMBValue	AIMCapAp	AIMCapDev	ACVPInfPro2	ACVPMdCpV	ACVPUltra	ACVPVal
Reinvested dividends	$122,329	233	9	–	287	446	–	4,761

Net investment income (loss)	122,329	233	9	–	287	446	–	4,761

Proceeds from mutual fund shares sold	9,075,695	3,814	2,011	2,021	2,287	5,856	5,360	3,710
Cost of mutual fund shares sold	(9,017,289)	(3,587)	(1,897)	(1,806)	(2,303)	(5,533)	(5,445)	(3,751)

Realized gain (loss) on investments	58,406	227	114	215	(16)	323	(85)	(41)
Change in unrealized gain (loss) on investments	585,333	3,462	534	1,009	(121)	5,654	(727)	24,067

Net gain (loss) on investments	643,739	3,689	648	1,224	(137)	5,977	(812)	24,026

Reinvested capital gains	246,948	2,575	–	310	–	2,196	–	30,035

Net increase (decrease) in contract owners’ equity resulting from operations	$1,013,016	6,497	657	1,534	150	8,619	(812)	58,822

Investment activity:	ACVPVista	DryIPSmCap	DryStkIx	DryVIApp	FedMrkOp	FedQualBd	FidVIPEIS	FidVIPGrS
Reinvested dividends	$–	157	4,844	752	–	249	3,226	53

Net investment income (loss)	–	157	4,844	752	–	249	3,226	53

Proceeds from mutual fund shares sold	960	6,508	26,827	3,051	170	3,167	32,018	49,761
Cost of mutual fund shares sold	(891)	(6,036)	(23,326)	(2,866)	(171)	(3,215)	(28,686)	(47,751)

Realized gain (loss) on investments	69	472	3,501	185	(1)	(48)	3,332	2,010
Change in unrealized gain (loss) on investments	912	4,459	30,291	7,727	(3)	50	(1,378)	39,520

Net gain (loss) on investments	981	4,931	33,792	7,912	(4)	2	1,954	41,530

Reinvested capital gains	40	892	–	–	–	–	13,585	–

Net increase (decrease) in contract owners’ equity resulting from operations	$1,021	5,980	38,636	8,664	(4)	251	18,765	41,583

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS, Continued

Year Ended December 31, 2006

Investment activity:	FidVIPOvSR	FidVIPConS	FidVIPIGBdS	FidVIPMCapS	FidVIPVaIS	FidVIPEnergyS2	FidVIPFree10S	FidVIPFree20S
Reinvested dividends	$812	10,984	1,962	243	3	194	326	1,400

Net investment income (loss)	812	10,984	1,962	243	3	194	326	1,400

Proceeds from mutual fund shares sold	63,850	35,387	36,120	21,492	2,429	4,176	83	423
Cost of mutual fund shares sold	(53,905)	(32,030)	(37,159)	(21,182)	(2,523)	(3,646)	(83)	(415)

Realized gain (loss) on investments	9,945	3,357	(1,039)	310	(94)	530	–	8
Change in unrealized gain (loss) on investments	90,638	(26,329)	4,553	17,832	1,425	(2,867)	1,253	5,531

Net gain (loss) on investments	100,583	(22,972)	3,514	18,142	1,331	(2,337)	1,253	5,539

Reinvested capital gains	610	110,353	120	10,963	112	4,117	84	865

Net increase (decrease) in contract owners’ equity resulting from operations	$102,005	98,365	5,596	29,348	1,446	1,974	1,663	7,804

Investment activity:	FidVIPFree30S	FrVIPIncSec2	FrVIPRisDiv	FrVIPSmCapV1	FrVIPDevMrk3	FrVIPForSec3	FrVIPGlInc3	GVITAstAll2
Reinvested dividends	$2,433	–	444	1,837	507	1,370	314	332

Net investment income (loss)	2,433	–	444	1,837	507	1,370	314	332

Proceeds from mutual fund shares sold	32,209	111	3,661	8,169	5,278	34,780	2,128	616
Cost of mutual fund shares sold	(28,256)	(109)	(3,287)	(7,293)	(4,264)	(31,596)	(1,965)	(594)

Realized gain (loss) on investments	3,953	2	374	876	1,014	3,184	163	22
Change in unrealized gain (loss) on investments	9,165	22	4,612	14,618	18,451	16,822	1,110	(350)

Net gain (loss) on investments	13,118	24	4,986	15,494	19,465	20,006	1,273	(328)

Reinvested capital gains	1,728	–	179	7,726	–	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	$17,279	24	5,609	25,057	19,972	21,376	1,587	4

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS, Continued

Year Ended December 31, 2006

Investment activity:	GVITBnd2	GVITGloGr2	GVITGrowth2	GVITIntVal3	GVITEmMrkts3	GVITFHiInc3	GVITGlHlth3	GVITGlTech3
Reinvested dividends	$–	–	208	4,304	542	6,352	–	–

Net investment income (loss)	–	–	208	4,304	542	6,352	–	–

Proceeds from mutual fund shares sold	401	497	4,363	36,591	11,525	4,683	3,165	3,710
Cost of mutual fund shares sold	(396)	(471)	(4,197)	(32,560)	(10,683)	(4,705)	(3,404)	(3,566)

Realized gain (loss) on investments	5	26	166	4,031	842	(22)	(239)	144
Change in unrealized gain (loss) on investments	8	202	963	23,428	33,586	762	495	4,059

Net gain (loss) on investments	13	228	1,129	27,459	34,428	740	256	4,203

Reinvested capital gains	–	–	–	13,146	651	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	$13	228	1,337	44,909	35,621	7,092	256	4,203

Investment activity:	GVITGvtBd	GVITIntIdx6	GVITIDAg2	GVITIDCon2	GVITIDMod2	GVITIDModAg2	GVITIDModCon2	GVITMdCpGr
Reinvested dividends	$3,042	532	707	127	3,101	10,279	100	–

Net investment income (loss)	3,042	532	707	127	3,101	10,279	100	–

Proceeds from mutual fund shares sold	25,933	353	5,405	1,565	14,954	54,135	1,356	85,790
Cost of mutual fund shares sold	(26,371)	(324)	(5,149)	(1,573)	(13,953)	(50,720)	(1,321)	(82,728)

Realized gain (loss) on investments	(438)	29	256	(8)	1,001	3,415	35	3,062
Change in unrealized gain (loss) on investments	(189)	416	1,868	91	4,657	28,362	97	24,014

Net gain (loss) on investments	(627)	445	2,124	83	5,658	31,777	132	27,076

Reinvested capital gains	397	–	210	32	597	3,912	23	–

Net increase (decrease) in contract owners’ equity resulting from operations	$2,812	977	3,041	242	9,356	45,968	255	27,076

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS, Continued

Year Ended December 31, 2006

Investment activity:	GVITMdCpIdx	GVITMyMkt	GVITNWFund	GVITSmCapGr	GVITSmCapVal	GVITSmComp	GVITUSGro	GVITVKVal
Reinvested dividends	$762	30,482	3,120	–	258	69	13	4,388

Net investment income (loss)	762	30,482	3,120	–	258	69	13	4,388

Proceeds from mutual fund shares sold	6,735	7,909,184	72,577	4,305	6,154	12,672	2,403	89,224
Cost of mutual fund shares sold	(6,511)	(7,909,184)	(71,670)	(4,095)	(6,334)	(12,698)	(2,516)	(88,052)

Realized gain (loss) on investments	224	–	907	210	(180)	(26)	(113)	1,172
Change in unrealized gain (loss) on investments	3,420	–	38,569	826	1,988	2,858	256	17,066

Net gain (loss) on investments	3,644	–	39,476	1,036	1,808	2,832	143	18,238

Reinvested capital gains	766	–	–	–	5,199	543	29	13,301

Net increase (decrease) in contract owners’ equity resulting from operations	$5,172	30,482	42,596	1,036	7,265	3,444	185	35,927

Investment activity:	GVITMltSec	JanForty	JanIntGroS2	MFSInvGrStI	MFSValueI	NBAMTFasc	NBAMTInt	NBAMTLMat
Reinvested dividends	$2,821	–	394	–	208	–	351	2,451

Net investment income (loss)	2,821	–	394	–	208	–	351	2,451

Proceeds from mutual fund shares sold	5,634	20	2,238	1,253	5,529	22,102	61,265	2,929
Cost of mutual fund shares sold	(5,652)	(20)	(2,017)	(1,253)	(5,036)	(22,049)	(58,640)	(2,919)

Realized gain (loss) on investments	(18)	–	221	–	493	53	2,625	10
Change in unrealized gain (loss) on investments	94	(1)	5,492	118	5,622	(632)	16,303	(41)

Net gain (loss) on investments	76	(1)	5,713	118	6,115	(579)	18,928	(31)

Reinvested capital gains	129	–	–	–	588	113	1,285	–

Net increase (decrease) in contract owners’ equity resulting from operations	$3,026	(1)	6,107	118	6,911	(466)	20,564	2,420

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF OPERATIONS, Continued

Year Ended December 31, 2006

Investment activity:	NBAMTRegS	NBAMTSocRes	OppGlSec3	OppCapAp	OppHighInc	OppMSt	OppMStSCap	TRoeBlChip2
Reinvested dividends	$394	113	446	222	379	1,501	48	236

Net investment income (loss)	394	113	446	222	379	1,501	48	236

Proceeds from mutual fund shares sold	1,588	72,074	9,740	6,243	1,290	69,090	18,453	3,380
Cost of mutual fund shares sold	(1,583)	(70,943)	(8,685)	(5,829)	(1,312)	(66,142)	(17,727)	(3,194)

Realized gain (loss) on investments	5	1,131	1,055	414	(22)	2,948	726	186
Change in unrealized gain (loss) on investments	2,476	14,694	10,364	8,126	308	24,881	4,818	5,716

Net gain (loss) on investments	2,481	15,825	11,419	8,540	286	27,829	5,544	5,902

Reinvested capital gains	5,462	800	2,333	–	–	–	956	–

Net increase (decrease) in contract owners’ equity resulting from operations	$8,337	16,738	14,198	8,762	665	29,330	6,548	6,138

Investment activity:	TRowEqInc2	TRLimTrmBnd2	VKCorPlus	VKUSRealEst
Reinvested dividends	$493	2	4,398	1,308

Net investment income (loss)	493	2	4,398	1,308

Proceeds from mutual fund shares sold	6,235	11	22,143	8,365
Cost of mutual fund shares sold	(5,860)	(11)	(22,451)	(7,214)

Realized gain (loss) on investments	375	–	(308)	1,151
Change in unrealized gain (loss) on investments	3,430	(1)	(284)	24,106

Net gain (loss) on investments	3,805	(1)	(592)	25,257

Reinvested capital gains	1,548	–	584	7,854

Net increase (decrease) in contract owners’ equity resulting from operations	$5,846	1	4,390	34,419

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	Total		AIMBValue		AIMCapAp		AIMCapDev
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$122,329	6,252	233	22	9	2	–	–
Realized gain (loss) on investments	58,406	2,081	227	5	114	9	215	8
Change in unrealized gain (loss) on investments	585,333	37,466	3,462	503	534	121	1,009	53
Reinvested capital gains	246,948	9,644	2,575	288	–	–	310	–

Net increase (decrease) in contract owners’ equity resulting from operations	1,013,016	55,443	6,497	818	657	132	1,534	61

Equity transactions:
Purchase payments received from contract owners (note 6)	13,090,520	2,058,077	25,565	6,478	11,086	3,510	16,413	746
Transfers between funds	–	–	7,959	23,256	1,286	1,310	3,157	1,566
Surrenders (note 6)	(161,230)	(1,656)	–	–	–	–	–	–
Policy loans (net of repayments) (note 5)	(74,745)	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	(5,690)	–	–	–	–	–	–	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(1,233,088)	(158,546)	(5,842)	(988)	(2,088)	(326)	(3,382)	(400)
Asset charges (note 3)	(32,600)	(2,706)	(221)	(36)	(57)	(6)	(77)	(4)
Adjustments to maintain reserves	675	619	8	8	7	11	21	5

Net equity transactions	11,583,842	1,895,788	27,469	28,718	10,234	4,499	16,132	1,913

Net change in contract owners’ equity	12,596,858	1,951,231	33,966	29,536	10,891	4,631	17,666	1,974
Contract owners’ equity beginning of period	1,951,231	–	29,536	–	4,631	–	1,974	–

Contract owners’ equity end of period	$14,548,089	1,951,231	63,502	29,536	15,522	4,631	19,640	1,974

CHANGES IN UNITS:
Beginning units	178,946	–	2,758	–	418	–	178	–

Units purchased	1,953,427	302,403	3,024	2,857	1,092	448	1,627	215
Units redeemed	(977,751)	(123,457)	(544)	(99)	(192)	(30)	(285)	(37)

Ending units	1,154,622	178,946	5,238	2,758	1,318	418	1,520	178

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	ACVPInfPro2		ACVPMdCpV		ACVPUltra		ACVPVal
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$287	24	446	138	–	–	4,761	–
Realized gain (loss) on investments	(16)	(1)	323	(12)	(85)	28	(41)	4
Change in unrealized gain (loss) on investments	(121)	8	5,654	(153)	(727)	657	24,067	833
Reinvested capital gains	–	–	2,196	386	–	–	30,035	–

Net increase (decrease) in contract owners’ equity resulting from operations	150	31	8,619	359	(812)	685	58,822	837

Equity transactions:
Purchase payments received from contract owners (note 6)	12,554	1,010	52,601	3,572	14,256	11,360	45,463	17,532
Transfers between funds	11,261	1,912	10,396	15,848	(1,110)	17,024	357,390	11,828
Surrenders (note 6)	–	–	(2)	–	–	–	2	–
Policy loans (net of repayments) (note 5)	–	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	–	–	(201)	–	–	–	(98)	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(3,210)	(324)	(11,718)	(1,710)	(4,529)	(1,156)	(18,562)	(1,876)
Asset charges (note 3)	(58)	(4)	(239)	(26)	(137)	(34)	(761)	(36)
Adjustments to maintain reserves	–	16	24	5	10	16	19	11

Net equity transactions	20,547	2,610	50,861	17,689	8,490	27,210	383,453	27,459

Net change in contract owners’ equity	20,697	2,641	59,480	18,048	7,678	27,895	442,275	28,296
Contract owners’ equity beginning of period	2,641	–	18,048	–	27,895	–	28,296	–

Contract owners’ equity end of period	$23,338	2,641	77,528	18,048	35,573	27,895	470,571	28,296

CHANGES IN UNITS:
Beginning units	260	–	1,594	–	2,682	–	2,654	–

Units purchased	2,324	292	5,088	1,752	1,463	2,797	36,223	2,835
Units redeemed	(322)	(32)	(990)	(158)	(609)	(115)	(1,679)	(181)

Ending units	2,262	260	5,692	1,594	3,536	2,682	37,198	2,654

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	ACVPVista		DryIPSmCap		DryStkIx		DryVIApp
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$–	–	157	–	4,844	292	752	–
Realized gain (loss) on investments	69	7	472	71	3,501	47	185	4
Change in unrealized gain (loss) on investments	912	253	4,459	24	30,291	945	7,727	4
Reinvested capital gains	40	–	892	–	–	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	1,021	260	5,980	95	38,636	1,284	8,664	8

Equity transactions:
Purchase payments received from contract owners (note 6)	3,587	2,956	47,639	10,198	154,011	33,132	46,662	2,202
Transfers between funds	2,526	7,652	34,888	12,200	425,405	29,176	32,054	8,482
Surrenders (note 6)	–	–	(1)	–	(4)	–	(1)	–
Policy loans (net of repayments) (note 5)	–	–	(153)	–	–	–	–	–
Deductions for surrender charges (note 2d)	–	–	(65)	–	(451)	–	–	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(1,379)	(266)	(17,369)	(2,134)	(57,852)	(9,624)	(5,360)	(522)
Asset charges (note 3)	(49)	(14)	(336)	(26)	(1,080)	(70)	(258)	(8)
Adjustments to maintain reserves	22	4	(11)	16	8	8	5	8

Net equity transactions	4,707	10,332	64,592	20,254	520,037	52,622	73,102	10,162

Net change in contract owners’ equity	5,728	10,592	70,572	20,349	558,673	53,906	81,766	10,170
Contract owners’ equity beginning of period	10,592	–	20,349	–	53,906	–	10,170	–

Contract owners’ equity end of period	$16,320	10,592	90,921	20,349	612,579	53,906	91,936	10,170

CHANGES IN UNITS:
Beginning units	924	–	1,838	–	5,084	–	970	–

Units purchased	501	949	6,944	2,045	51,679	6,014	7,065	1,020
Units redeemed	(119)	(25)	(1,604)	(207)	(6,741)	(930)	(507)	(50)

Ending units	1,306	924	7,178	1,838	50,022	5,084	7,528	970

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	FedMrkOp		FedQualBd		FidVIPEIS		FidVIPGrS
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$–	–	249	–	3,226	–	53	–
Realized gain (loss) on investments	(1)	–	(48)	–	3,332	15	2,010	23
Change in unrealized gain (loss) on investments	(3)	–	50	22	(1,378)	1,127	39,520	136
Reinvested capital gains	–	–	–	–	13,585	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	(4)	–	251	22	18,765	1,142	41,583	159

Equity transactions:
Purchase payments received from contract owners (note 6)	–	–	6,661	1,034	54,795	4,558	53,661	1,716
Transfers between funds	1,346	–	2,285	4,880	100,753	25,344	820,219	7,840
Surrenders (note 6)	–	–	–	–	(5,496)	–	(5,304)	–
Policy loans (net of repayments) (note 5)	–	–	(273)	–	–	–	(604)	–
Deductions for surrender charges (note 2d)	–	–	–	–	(1,040)	–	(1,125)	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	–	–	(1,888)	(514)	(23,636)	(2,422)	(28,380)	(866)
Asset charges (note 3)	–	–	(39)	(8)	(455)	(26)	(1,266)	(10)
Adjustments to maintain reserves	9	–	(4)	11	4	16	9	14

Net equity transactions	1,355	–	6,742	5,403	124,925	27,470	837,210	8,694

Net change in contract owners’ equity	1,351	–	6,993	5,425	143,690	28,612	878,793	8,853
Contract owners’ equity beginning of period	–	–	5,425	–	28,612	–	8,853	–

Contract owners’ equity end of period	$1,351	–	12,418	5,425	172,302	28,612	887,646	8,853

CHANGES IN UNITS:
Beginning units	–	–	536	–	2,668	–	822	–

Units purchased	130	–	1,014	587	14,789	2,900	79,737	905
Units redeemed	–	–	(372)	(51)	(4,077)	(232)	(3,339)	(83)

Ending units	130	–	1,178	536	13,380	2,668	77,220	822

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	FidVIPOvSR		FidVIPConS		FidVIPIGBdS		FidVIPMCapS
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$812	–	10,984	–	1,962	–	243	–
Realized gain (loss) on investments	9,945	235	3,357	119	(1,039)	(7)	310	49
Change in unrealized gain (loss) on investments	90,638	5,824	(26,329)	4,577	4,553	179	17,832	3,215
Reinvested capital gains	610	–	110,353	–	120	–	10,963	–

Net increase (decrease) in contract owners’ equity resulting from operations	102,005	6,059	98,365	4,696	5,596	172	29,348	3,264

Equity transactions:
Purchase payments received from contract owners (note 6)	165,044	10,120	287,506	35,358	77,788	4,152	119,197	9,594
Transfers between funds	761,654	48,860	1,102,436	87,136	98,637	43,778	436,996	50,664
Surrenders (note 6)	(3)	–	4	–	(1)	–	4	–
Policy loans (net of repayments) (note 5)	–	–	–	–	(409)	–	–	–
Deductions for surrender charges (note 2d)	(86)	–	–	–	–	–	(103)	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(41,447)	(2,296)	(81,809)	(5,152)	(21,871)	(2,274)	(33,797)	(2,070)
Asset charges (note 3)	(1,721)	(46)	(2,918)	(98)	(560)	(56)	(1,153)	(40)
Adjustments to maintain reserves	12	3	(12)	24	(3)	13	19	6

Net equity transactions	883,453	56,641	1,305,207	117,268	153,581	45,613	521,163	58,154

Net change in contract owners’ equity	985,458	62,700	1,403,572	121,964	159,177	45,785	550,511	61,418
Contract owners’ equity beginning of period	62,700	–	121,964	–	45,785	–	61,418	–

Contract owners’ equity end of period	$1,048,158	62,700	1,525,536	121,964	204,962	45,785	611,929	61,418

CHANGES IN UNITS:
Beginning units	5,016	–	10,312	–	4,492	–	5,094	–

Units purchased	69,280	5,228	112,061	10,767	16,996	4,722	42,681	5,274
Units redeemed	(3,204)	(212)	(6,785)	(455)	(2,208)	(230)	(2,697)	(180)

Ending units	71,092	5,016	115,588	10,312	19,280	4,492	45,078	5,094

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	FidVIPVaIS		FidVIPEnergyS2		FidVIPFree10S		FidVIPFree20S
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$3	–	194	20	326	–	1,400	–
Realized gain (loss) on investments	(94)	–	530	(15)	–	–	8	–
Change in unrealized gain (loss) on investments	1,425	18	(2,867)	(41)	1,253	–	5,531	–
Reinvested capital gains	112	–	4,117	264	84	–	865	–

Net increase (decrease) in contract owners’ equity resulting from operations	1,446	18	1,974	228	1,663	–	7,804	–

Equity transactions:
Purchase payments received from contract owners (note 6)	10,394	436	24,414	722	1,185	–	20,099	–
Transfers between funds	14,477	138	11,700	5,832	17,528	–	71,978	–
Surrenders (note 6)	–	–	–	–	–	–	–	–
Policy loans (net of repayments) (note 5)	–	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	–	–	–	–	–	–	–	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(3,277)	(154)	(8,840)	(516)	(459)	–	(2,353)	–
Asset charges (note 3)	(55)	(2)	(101)	(6)	(36)	–	(144)	–
Adjustments to maintain reserves	9	16	42	11	2	–	6	–

Net equity transactions	21,548	434	27,215	6,043	18,220	–	89,586	–

Net change in contract owners’ equity	22,994	452	29,189	6,271	19,883	–	97,390	–
Contract owners’ equity beginning of period	452	–	6,271	–	–	–	–	–

Contract owners’ equity end of period	$23,446	452	35,460	6,271	19,883	–	97,390	–

CHANGES IN UNITS:
Beginning units	42	–	464	–	–	–	–	–

Units purchased	2,122	56	2,372	503	1,721	–	8,044	–
Units redeemed	(290)	(14)	(586)	(39)	(45)	–	(210)	–

Ending units	1,874	42	2,250	464	1,676	–	7,834	–

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	FidVIPFree30S		FrVIPIncSec2		FrVIPRisDiv		FrVIPSmCapV1
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$2,433	656	–	–	444	–	1,837	–
Realized gain (loss) on investments	3,953	230	2	–	374	(8)	876	(6)
Change in unrealized gain (loss) on investments	9,165	9,929	22	–	4,612	835	14,618	326
Reinvested capital gains	1,728	–	–	–	179	–	7,726	–

Net increase (decrease) in contract owners’ equity resulting from operations	17,279	10,815	24	–	5,609	827	25,057	320

Equity transactions:
Purchase payments received from contract owners (note 6)	22,524	4,800	16	–	24,283	13,080	81,004	5,414
Transfers between funds	42,345	114,848	1,443	–	7,970	8,232	245,360	15,426
Surrenders (note 6)	9	–	–	–	4	–	(2)	–
Policy loans (net of repayments) (note 5)	(16,899)	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	(1,125)	–	–	–	(57)	–	(129)	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(19,385)	(5,656)	(112)	–	(9,677)	(1,704)	(18,396)	(1,616)
Asset charges (note 3)	(614)	(260)	(1)	–	(197)	(26)	(673)	(20)
Adjustments to maintain reserves	16	13	21	–	10	2	5	24

Net equity transactions	26,871	113,745	1,367	–	22,336	19,584	307,169	19,228

Net change in contract owners’ equity	44,150	124,560	1,391	–	27,945	20,411	332,226	19,548
Contract owners’ equity beginning of period	124,560	–	–	–	20,411	–	19,548	–

Contract owners’ equity end of period	$168,710	124,560	1,391	–	48,356	20,411	351,774	19,548

CHANGES IN UNITS:
Beginning units	10,994	–	–	–	1,942	–	1,754	–

Units purchased	5,381	11,537	134	–	2,848	2,113	26,711	1,902
Units redeemed	(3,215)	(543)	(10)	–	(872)	(171)	(1,557)	(148)

Ending units	13,160	10,994	124	–	3,918	1,942	26,908	1,754

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	FrVIPDevMrk3		FrVIPForSec3		FrVIPGlInc3		GVITAstAll2
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$507	–	1,370	–	314	–	332	–
Realized gain (loss) on investments	1,014	129	3,184	65	163	(1)	22	–
Change in unrealized gain (loss) on investments	18,451	1,659	16,822	1,563	1,110	37	(350)	–
Reinvested capital gains	–	–	–	–	–	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	19,972	1,788	21,376	1,628	1,587	36	4	–

Equity transactions:
Purchase payments received from contract owners (note 6)	38,396	7,034	63,765	13,338	11,399	3,750	18,831	–
Transfers between funds	64,417	13,200	71,840	29,466	17,790	2,536	2,296	–
Surrenders (note 6)	2	–	–	–	–	–	–	–
Policy loans (net of repayments) (note 5)	–	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	(118)	–	(45)	–	–	–	–	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(11,979)	(1,378)	(23,726)	(1,776)	(2,499)	(254)	(879)	–
Asset charges (note 3)	(278)	(24)	(480)	(56)	(61)	(6)	(12)	–
Adjustments to maintain reserves	5	20	33	3	15	5	8	–

Net equity transactions	90,445	18,852	111,387	40,975	26,644	6,031	20,244	–

Net change in contract owners’ equity	110,417	20,640	132,763	42,603	28,231	6,067	20,248	–
Contract owners’ equity beginning of period	20,640	–	42,603	–	6,067	–	–	–

Contract owners’ equity end of period	$131,057	20,640	175,366	42,603	34,298	6,067	20,248	–

CHANGES IN UNITS:
Beginning units	1,612	–	3,774	–	614	–	–	–

Units purchased	7,234	1,739	10,959	3,942	2,704	641	2,004	–
Units redeemed	(860)	(127)	(1,943)	(168)	(242)	(27)	(86)	–

Ending units	7,986	1,612	12,790	3,774	3,076	614	1,918	–

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	GVITBnd2		GVITGloGr2		GVITGrowth2		GVITIntVal3
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$–	–	–	–	208	–	4,304	186
Realized gain (loss) on investments	5	–	26	–	166	–	4,031	68
Change in unrealized gain (loss) on investments	8	–	202	–	963	–	23,428	2,828
Reinvested capital gains	–	–	–	–	–	–	13,146	4

Net increase (decrease) in contract owners’ equity resulting from operations	13	–	228	–	1,337	–	44,909	3,086

Equity transactions:
Purchase payments received from contract owners (note 6)	320	–	4,071	–	11,355	–	154,752	13,016
Transfers between funds	946	–	3,999	–	27,546	–	204,217	43,616
Surrenders (note 6)	–	–	–	–	–	–	1	–
Policy loans (net of repayments) (note 5)	–	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	–	–	–	–	–	–	(23)	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(82)	–	(1,166)	–	(3,450)	–	(33,629)	(2,890)
Asset charges (note 3)	(1)	–	(7)	–	(47)	–	(1,045)	(66)
Adjustments to maintain reserves	5	–	9	–	11	–	17	17

Net equity transactions	1,188	–	6,906	–	35,415	–	324,290	53,693

Net change in contract owners’ equity	1,201	–	7,134	–	36,752	–	369,199	56,779
Contract owners’ equity beginning of period	–	–	–	–	–	–	56,779	–

Contract owners’ equity end of period	$1,201	–	7,134	–	36,752	–	425,978	56,779

CHANGES IN UNITS:
Beginning units	–	–	–	–	–	–	4,958	–

Units purchased	123	–	771	–	3,894	–	28,045	5,226
Units redeemed	(9)	–	(113)	–	(348)	–	(2,699)	(268)

Ending units	114	–	658	–	3,546	–	30,304	4,958

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	GVITEmMrkts3		GVITFHiInc3		GVITGlHlth3		GVITGlTech3
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$542	2	6,352	222	–	–	–	–
Realized gain (loss) on investments	842	25	(22)	(7)	(239)	3	144	5
Change in unrealized gain (loss) on investments	33,586	(93)	762	(119)	495	(590)	4,059	262
Reinvested capital gains	651	484	–	–	–	690	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	35,621	418	7,092	96	256	103	4,203	267

Equity transactions:
Purchase payments received from contract owners (note 6)	27,864	3,260	7,632	3,896	42,146	410	41,252	839
Transfers between funds	141,457	3,580	82,819	4,058	35,993	7,784	37,632	11,264
Surrenders (note 6)	1	–	(2)	–	–	–	–	–
Policy loans (net of repayments) (note 5)	–	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	–	–	–	–	–	–	–	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(14,645)	(460)	(3,582)	(582)	(6,079)	(310)	(4,753)	–
Asset charges (note 3)	(371)	(8)	(158)	(12)	(199)	(6)	(197)	–
Adjustments to maintain reserves	19	12	20	7	8	11	9	(102)

Net equity transactions	154,325	6,384	86,729	7,367	71,869	7,889	73,943	12,001

Net change in contract owners’ equity	189,946	6,802	93,821	7,463	72,125	7,992	78,146	12,268
Contract owners’ equity beginning of period	6,802	–	7,463	–	7,992	–	12,268	–

Contract owners’ equity end of period	$196,748	6,802	101,284	7,463	80,117	7,992	90,414	12,268

CHANGES IN UNITS:
Beginning units	510	–	708	–	744	–	996	–

Units purchased	11,258	548	8,318	765	7,100	773	6,006	1,006
Units redeemed	(972)	(38)	(338)	(57)	(582)	(29)	(394)	(10)

Ending units	10,796	510	8,688	708	7,262	744	6,608	996

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	GVITGvtBd		GVITIntIdx6		GVITIDAg2		GVITIDCon2
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$3,042	264	532	–	707	38	127	14
Realized gain (loss) on investments	(438)	(11)	29	–	256	10	(8)	–
Change in unrealized gain (loss) on investments	(189)	(186)	416	–	1,868	(58)	91	(21)
Reinvested capital gains	397	–	–	–	210	42	32	20

Net increase (decrease) in contract owners’ equity resulting from operations	2,812	67	977	–	3,041	32	242	13

Equity transactions:
Purchase payments received from contract owners (note 6)	48,104	4,100	2,915	–	34,504	1,272	1,959	1,422
Transfers between funds	76,859	15,786	79,015	–	40,540	3,346	6,167	636
Surrenders (note 6)	–	(36)	–	–	–	–	–	–
Policy loans (net of repayments) (note 5)	–	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	–	–	–	–	–	–	(265)	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(14,459)	(1,012)	(463)	–	(15,440)	(564)	(2,065)	(700)
Asset charges (note 3)	(284)	(28)	(27)	–	(106)	(4)	(22)	(4)
Adjustments to maintain reserves	9	17	29	–	8	15	9	21

Net equity transactions	110,229	18,827	81,469	–	59,506	4,065	5,783	1,375

Net change in contract owners’ equity	113,041	18,894	82,446	–	62,547	4,097	6,025	1,388
Contract owners’ equity beginning of period	18,894	–	–	–	4,097	–	1,388	–

Contract owners’ equity end of period	$131,935	18,894	82,446	–	66,644	4,097	7,413	1,388

CHANGES IN UNITS:
Beginning units	1,836	–	–	–	372	–	134	–

Units purchased	11,983	1,937	7,558	–	6,100	425	762	202
Units redeemed	(1,413)	(101)	(46)	–	(1,294)	(53)	(222)	(68)

Ending units	12,406	1,836	7,512	–	5,178	372	674	134

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	GVITIDMod2		GVITIDModAg2		GVITIDModCon2		GVITMdCpGr
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$3,101	364	10,279	382	100	8	–	–
Realized gain (loss) on investments	1,001	1	3,415	260	35	4	3,062	28
Change in unrealized gain (loss) on investments	4,657	283	28,362	7	97	3	24,014	639
Reinvested capital gains	597	282	3,912	516	23	8	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	9,356	930	45,968	1,165	255	23	27,076	667

Equity transactions:
Purchase payments received from contract owners (note 6)	55,977	1,994	419,170	36,922	3,070	1,284	93,146	2,382
Transfers between funds	150,054	36,972	321,637	14,122	2,702	1,194	641,682	13,048
Surrenders (note 6)	–	–	–	–	–	–	(1)	–
Policy loans (net of repayments) (note 5)	–	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	(82)	–	–	–	–	–	–	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(13,363)	(1,494)	(84,982)	(8,222)	(1,432)	(272)	(29,588)	(958)
Asset charges (note 3)	(485)	(56)	(1,564)	(52)	(17)	(2)	(1,137)	(22)
Adjustments to maintain reserves	15	21	(1)	4	11	2	10	3

Net equity transactions	192,116	37,437	654,260	42,774	4,334	2,206	704,112	14,453

Net change in contract owners’ equity	201,472	38,367	700,228	43,939	4,589	2,229	731,188	15,120
Contract owners’ equity beginning of period	38,367	–	43,939	–	2,229	–	15,120	–

Contract owners’ equity end of period	$239,839	38,367	744,167	43,939	6,818	2,229	746,308	15,120

CHANGES IN UNITS:
Beginning units	3,600	–	4,036	–	212	–	1,346	–

Units purchased	18,798	3,747	63,525	4,816	518	239	61,689	1,435
Units redeemed	(2,188)	(147)	(7,883)	(780)	(132)	(27)	(2,585)	(89)

Ending units	20,210	3,600	59,678	4,036	598	212	60,450	1,346

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	GVITMdCpIdx		GVITMyMkt		GVITNWFund		GVITSmCapGr
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$762	82	30,482	2,458	3,120	38	–	–
Realized gain (loss) on investments	224	50	–	–	907	25	210	14
Change in unrealized gain (loss) on investments	3,420	(858)	–	–	38,569	371	826	405
Reinvested capital gains	766	1,310	–	–	–	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	5,172	584	30,482	2,458	42,596	434	1,036	419

Equity transactions:
Purchase payments received from contract owners (note 6)	51,291	10,350	9,523,791	1,666,390	50,305	1,508	15,020	7,596
Transfers between funds	36,603	16,618	(8,657,334)	(1,091,248)	456,562	7,410	3,431	14,290
Surrenders (note 6)	(1)	–	(150,442)	(1,576)	–	(44)	1	–
Policy loans (net of repayments) (note 5)	(307)	–	(54,810)	–	–	–	–	–
Deductions for surrender charges (note 2d)	(64)	–	(32)	–	–	–	(32)	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(11,349)	(1,144)	(224,588)	(70,008)	(24,718)	(712)	(4,298)	(602)
Asset charges (note 3)	(307)	(26)	(4,718)	(1,004)	(720)	(22)	(121)	(24)
Adjustments to maintain reserves	29	1	–	(29)	23	6	6	15

Net equity transactions	75,895	25,799	431,867	502,525	481,452	8,146	14,007	21,275

Net change in contract owners’ equity	81,067	26,383	462,349	504,983	524,048	8,580	15,043	21,694
Contract owners’ equity beginning of period	26,383	–	504,983	–	8,580	–	21,694	–

Contract owners’ equity end of period	$107,450	26,383	967,332	504,983	532,628	8,580	36,737	21,694

CHANGES IN UNITS:
Beginning units	2,294	–	49,186	–	790	–	1,932	–

Units purchased	7,207	2,399	921,305	164,243	44,567	859	1,796	1,988
Units redeemed	(999)	(105)	(880,355)	(115,057)	(2,199)	(69)	(558)	(56)

Ending units	8,502	2,294	90,136	49,186	43,158	790	3,170	1,932

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	GVITSmCapVal		GVITSmComp		GVITUSGro		GVITVKVal
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$258	18	69	–	13	–	4,388	258
Realized gain (loss) on investments	(180)	(9)	(26)	109	(113)	(1)	1,172	9
Change in unrealized gain (loss) on investments	1,988	(2,949)	2,858	(490)	256	(119)	17,066	(448)
Reinvested capital gains	5,199	2,592	543	736	29	112	13,301	1,176

Net increase (decrease) in contract owners’ equity resulting from operations	7,265	(348)	3,444	355	185	(8)	35,927	995

Equity transactions:
Purchase payments received from contract owners (note 6)	31,009	9,302	24,171	3,774	2,348	14	172,552	15,748
Transfers between funds	14,359	20,854	37,166	3,482	5,644	1,262	185,678	32,970
Surrenders (note 6)	–	–	(1)	–	–	–	–	–
Policy loans (net of repayments) (note 5)	–	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	–	–	–	–	–	–	–	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(7,474)	(976)	(7,750)	(502)	(879)	(52)	(39,802)	(2,754)
Asset charges (note 3)	(216)	(30)	(161)	(10)	(16)	(2)	(1,071)	(50)
Adjustments to maintain reserves	2	20	(8)	13	11	18	14	22

Net equity transactions	37,680	29,170	53,417	6,757	7,108	1,240	317,371	45,936

Net change in contract owners’ equity	44,945	28,822	56,861	7,112	7,293	1,232	353,298	46,931
Contract owners’ equity beginning of period	28,822	–	7,112	–	1,232	–	46,931	–

Contract owners’ equity end of period	$73,767	28,822	63,973	7,112	8,525	1,232	400,229	46,931

CHANGES IN UNITS:
Beginning units	2,670	–	618	–	104	–	4,416	–

Units purchased	3,835	2,763	4,996	674	696	108	31,667	4,685
Units redeemed	(679)	(93)	(652)	(56)	(78)	(4)	(3,591)	(269)

Ending units	5,826	2,670	4,962	618	722	104	32,492	4,416

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	GVITMltSec		JanForty		JanIntGroS2		MFSInvGrStI
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$2,821	482	–	–	394	–	–	–
Realized gain (loss) on investments	(18)	(8)	–	–	221	–	–	–
Change in unrealized gain (loss) on investments	94	(82)	(1)	–	5,492	–	118	3
Reinvested capital gains	129	296	–	–	–	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	3,026	688	(1)	–	6,107	–	118	3

Equity transactions:
Purchase payments received from contract owners (note 6)	20,039	1,468	–	–	9,563	–	3,051	266
Transfers between funds	8,781	53,086	390	–	45,908	–	212	120
Surrenders (note 6)	–	–	–	–	–	–	–	–
Policy loans (net of repayments) (note 5)	–	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	(95)	–	–	–	–	–	(55)	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(4,046)	(644)	(20)	–	(3,346)	–	(1,332)	(122)
Asset charges (note 3)	(231)	(30)	–	–	(61)	–	(9)	–
Adjustments to maintain reserves	1	10	12	–	21	–	(6)	8

Net equity transactions	24,449	53,890	382	–	52,085	–	1,861	272

Net change in contract owners’ equity	27,475	54,578	381	–	58,192	–	1,979	275
Contract owners’ equity beginning of period	54,578	–	–	–	–	–	275	–

Contract owners’ equity end of period	$82,053	54,578	381	–	58,192	–	2,254	275

CHANGES IN UNITS:
Beginning units	5,336	–	–	–	–	–	26	–

Units purchased	2,737	5,402	38	–	5,329	–	351	38
Units redeemed	(421)	(66)	(2)	–	(325)	–	(179)	(12)

Ending units	7,652	5,336	36	–	5,004	–	198	26

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	MFSValueI		NBAMTFasc		NBAMTInt		NBAMTLMat
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$208	–	–	–	351	18	2,451	46
Realized gain (loss) on investments	493	17	53	4	2,625	52	10	(1)
Change in unrealized gain (loss) on investments	5,622	20	(632)	687	16,303	963	(41)	10
Reinvested capital gains	588	–	113	6	1,285	80	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	6,911	37	(466)	697	20,564	1,113	2,420	55

Equity transactions:
Purchase payments received from contract owners (note 6)	21,217	3,696	5,426	1,194	60,098	4,868	34,256	4,420
Transfers between funds	67,679	3,608	(11,756)	22,292	113,411	11,866	54,510	8,220
Surrenders (note 6)	–	–	–	–	2	–	–	–
Policy loans (net of repayments) (note 5)	–	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	–	–	–	–	(27)	–	–	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(7,172)	(570)	(2,045)	(608)	(22,523)	(1,182)	(8,915)	(396)
Asset charges (note 3)	(192)	(8)	(65)	(16)	(466)	(30)	(248)	(8)
Adjustments to maintain reserves	3	23	(11)	25	70	3	(7)	14

Net equity transactions	81,535	6,749	(8,451)	22,887	150,565	15,525	79,596	12,250

Net change in contract owners’ equity	88,446	6,786	(8,917)	23,584	171,129	16,638	82,016	12,305
Contract owners’ equity beginning of period	6,786	–	23,584	–	16,638	–	12,305	–

Contract owners’ equity end of period	$95,232	6,786	14,667	23,584	187,767	16,638	94,321	12,305

CHANGES IN UNITS:
Beginning units	632	–	2,234	–	1,416	–	1,212	–

Units purchased	7,367	686	1,365	2,293	13,279	1,524	8,586	1,252
Units redeemed	(659)	(54)	(2,279)	(59)	(1,751)	(108)	(882)	(40)

Ending units	7,340	632	1,320	2,234	12,944	1,416	8,916	1,212

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	NBAMTRegS		NBAMTSocRes		OppGlSec3		OppCapAp
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$394	–	113	–	446	–	222	–
Realized gain (loss) on investments	5	2	1,131	50	1,055	156	414	36
Change in unrealized gain (loss) on investments	2,476	4	14,694	679	10,364	1,065	8,126	468
Reinvested capital gains	5,462	–	800	26	2,333	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	8,337	6	16,738	755	14,198	1,221	8,762	504

Equity transactions:
Purchase payments received from contract owners (note 6)	5,716	416	57,656	1,756	53,873	11,260	104,258	2,652
Transfers between funds	107,220	142	151,431	10,668	61,192	25,290	105,642	22,596
Surrenders (note 6)	–	–	–	–	(1)	–	–	–
Policy loans (net of repayments) (note 5)	–	–	–	–	(932)	–	(358)	–
Deductions for surrender charges (note 2d)	–	–	–	–	–	–	–	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(3,143)	(42)	(25,304)	(982)	(17,122)	(2,526)	(16,878)	(1,178)
Asset charges (note 3)	(159)	–	(506)	(30)	(474)	(34)	(568)	(22)
Adjustments to maintain reserves	(2)	14	(6)	18	11	3	(9)	25

Net equity transactions	109,632	530	183,271	11,430	96,547	33,993	192,087	24,073

Net change in contract owners’ equity	117,969	536	200,009	12,185	110,745	35,214	200,849	24,577
Contract owners’ equity beginning of period	536	–	12,185	–	35,214	–	24,577	–

Contract owners’ equity end of period	$118,505	536	212,194	12,185	145,959	35,214	225,426	24,577

CHANGES IN UNITS:
Beginning units	46	–	1,102	–	2,920	–	2,298	–

Units purchased	9,388	49	17,980	1,195	8,964	3,142	18,850	2,411
Units redeemed	(274)	(3)	(2,204)	(93)	(1,600)	(222)	(1,622)	(113)

Ending units	9,160	46	16,878	1,102	10,284	2,920	19,526	2,298

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	OppHighInc		OppMSt		OppMStSCap		TRoeBlChip2
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$379	–	1,501	–	48	–	236	16
Realized gain (loss) on investments	(22)	1	2,948	53	726	148	186	4
Change in unrealized gain (loss) on investments	308	16	24,881	1,066	4,818	173	5,716	453
Reinvested capital gains	–	–	–	–	956	–	–	–

Net increase (decrease) in contract owners’ equity resulting from operations	665	17	29,330	1,119	6,548	321	6,138	473

Equity transactions:
Purchase payments received from contract owners (note 6)	3,480	1,290	124,462	9,162	55,786	1,014	70,174	6,650
Transfers between funds	3,515	3,382	207,302	40,008	73,112	4,386	42,901	12,498
Surrenders (note 6)	–	–	1	–	(1)	–	3	–
Policy loans (net of repayments) (note 5)	–	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	–	–	(192)	–	–	–	(131)	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(1,665)	(274)	(38,083)	(2,534)	(14,087)	(608)	(12,707)	(1,998)
Asset charges (note 3)	(36)	(2)	(919)	(58)	(312)	(10)	(301)	(26)
Adjustments to maintain reserves	13	7	(5)	19	5	19	(28)	9

Net equity transactions	5,307	4,403	292,566	46,597	114,503	4,801	99,911	17,133

Net change in contract owners’ equity	5,972	4,420	321,896	47,716	121,051	5,122	106,049	17,606
Contract owners’ equity beginning of period	4,420	–	47,716	–	5,122	–	17,606	–

Contract owners’ equity end of period	$10,392	4,420	369,612	47,716	126,173	5,122	123,655	17,606

CHANGES IN UNITS:
Beginning units	430	–	4,442	–	448	–	1,556	–

Units purchased	653	457	28,882	4,687	10,308	513	9,576	1,739
Units redeemed	(159)	(27)	(3,410)	(245)	(1,160)	(65)	(1,136)	(183)

Ending units	924	430	29,914	4,442	9,596	448	9,996	1,556

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY, Continued

Year Ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005

	TRowEqInc2		TRLimTrmBnd2		VKCorPlus		VKUSRealEst
Investment activity:	2006	2005	2006	2005	2006	2005	2006	2005
Net investment income (loss)	$493	48	2	–	4,398	152	1,308	2
Realized gain (loss) on investments	375	(9)	–	–	(308)	(14)	1,151	9
Change in unrealized gain (loss) on investments	3,430	(228)	(1)	–	(284)	(106)	24,106	754
Reinvested capital gains	1,548	290	–	–	584	30	7,854	6

Net increase (decrease) in contract owners’ equity resulting from operations	5,846	101	1	–	4,390	62	34,419	771

Equity transactions:
Purchase payments received from contract owners (note 6)	32,065	1,980	299	–	19,287	654	80,291	12,050
Transfers between funds	28,742	7,336	754	–	123,646	4,724	101,352	20,300
Surrenders (note 6)	–	–	–	–	–	–	(1)	–
Policy loans (net of repayments) (note 5)	–	–	–	–	–	–	–	–
Deductions for surrender charges (note 2d)	–	–	–	–	–	–	(49)	–
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(8,657)	(970)	(29)	–	(9,916)	(324)	(20,361)	(1,400)
Asset charges (note 3)	(169)	(14)	(1)	–	(269)	(14)	(580)	(28)
Adjustments to maintain reserves	9	13	8	–	(2)	16	14	10

Net equity transactions	51,990	8,345	1,031	–	132,746	5,056	160,666	30,932

Net change in contract owners’ equity	57,836	8,446	1,032	–	137,136	5,118	195,085	31,703
Contract owners’ equity beginning of period	8,446	–	–	–	5,118	–	31,703	–

Contract owners’ equity end of period	$66,282	8,446	1,032	–	142,254	5,118	226,788	31,703

CHANGES IN UNITS:
Beginning units	794	–	–	–	492	–	2,604	–

Units purchased	5,224	888	101	–	13,655	524	12,325	2,725
Units redeemed	(766)	(94)	(3)	–	(965)	(32)	(1,435)	(121)

Ending units	5,252	794	98	–	13,182	492	13,494	2,604

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and for the period May 13, 2005 to December 31, 2005

(1)	Background and Summary of Significant Accounting Policies

(a)	Organization and Nature of Operations
The Nationwide VL Separate Account-G (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life and Annuity Insurance Company (the Company) on December 10, 2003. The Account is registered as a unit investment trust under the Investment Company Act of 1940.

The Company currently offers the Nationwide® Options Select flexible premium variable life insurance policies through the Account. The primary distribution for contracts is through wholesalers and brokers.

(b)	The Contracts
Only contracts with a front-end sales charge, a contingent deferred sales charge and certain other fees are offered for purchase. See note 2 for a discussion of policy charges and note 3 for asset charges.

Contract owners may invest in the following:

Portfolios of the AIM Variable Insurance Funds;

    AIM Variable Insurance Funds – AIM V.I. Basic Value Fund – Series I (AIMBValue)

    AIM Variable Insurance Funds – AIM V.I. Capital Appreciation Fund – Series I (AIMCapAp)

    AIM Variable Insurance Funds – AIM V.I. Capital Development Fund – Series I (AIMCapDev)

Portfolios of the American Century Variable Portfolios Inc.;

    American Century Variable Portfolios Inc. – Inflation Protection Fund – Class II (ACVPInflPro2)

    American Century Variable Portfolios Inc. – International Fund – Class III (ACVPInt3)*

    American Century Variable Portfolios Inc. – Mid Cap Value Fund – Class I (ACVPMdCpV)

    American Century Variable Portfolios Inc. – Ultra® Fund – Class I (ACVPUltra)

    American Century Variable Portfolios Inc. – Value Fund – Class I (ACVPVal)

    American Century Variable Portfolios Inc. – VistaSM Fund – Class I (ACVPVista)

Portfolio of the Dreyfus Investment Portfolios;

    Dreyfus Investment Portfolios – Small Cap Stock Index Portfolio – Service Shares (DryIPSmCap)

    Dreyfus Stock Index Fund Inc. – Initial Shares (DryStkIx)

Portfolio of the Dreyfus Variable Investment Fund;

    Dreyfus Variable Investment Fund – Appreciation Portfolio – Initial Shares (DryVIApp)

Portfolios of the Federated Insurance Series;

    Federated Insurance Series – Federated Market Opportunity Fund II – Service Shares (FedMrkOp)

    Federated Insurance Series – Federated Quality Bond Fund II – Primary Shares (FedQualBd)

Portfolios of the Fidelity® Variable Insurance Products Fund;

    Fidelity® Variable Insurance Products Fund – Equity-Income Portfolio – Service Class (FidVIPEIS)

    Fidelity® Variable Insurance Products Fund – Growth Portfolio – Service Class (FidVIPGrS)

    Fidelity® Variable Insurance Products Fund – Overseas Portfolio – Service Class R (FidVIPOvSR)

Portfolios of the Fidelity® Variable Insurance Products Fund II;

    Fidelity® Variable Insurance Products Fund II – Contrafund® Portfolio – Service Class (FidVIPConS)

    Fidelity® Variable Insurance Products Fund II – Investment Grade Bond Portfolio – Service Class

       (FidVIPIGBdS)

Portfolios of the Fidelity® Variable Insurance Products Fund III;

    Fidelity® Variable Insurance Products Fund III – Mid Cap Portfolio – Service Class (FidVIPMCapS)

    Fidelity® Variable Insurance Products Fund III – Value Strategies Portfolio – Service Class (FidVIPVaIS)

Portfolios of the Fidelity® Variable Insurance Products Fund IV;

    Fidelity® Variable Insurance Products Fund IV – Energy Portfolio – Service Class 2 (FidVIPEnergyS2)

       (formerly Fidelity® Variable Insurance Products Fund IV – Natural Resources Portfolio – Service Class 2)

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G (NOTES TO FINANCIAL STATEMENTS, Continued)

    Fidelity® Variable Insurance Products Fund IV – Freedom Fund 2010 Portfolio – Service Class

       (FidVIPFree10S)

    Fidelity® Variable Insurance Products Fund IV – Freedom Fund 2020 Portfolio – Service Class

       (FidVIPFree20S)

    Fidelity® Variable Insurance Products Fund IV – Freedom Fund 2030 Portfolio – Service Class

       (FidVIPFree30S)

Portfolios of the Franklin Templeton Variable Insurance Products Trust;

    Franklin Templeton Variable Insurance Products Trust – Franklin Income Securities Fund –

        Class 2 (FrVIPIncSec2)

    Franklin Templeton Variable Insurance Products Trust – Franklin Rising Dividends Securities Fund –

        Class 1 (FrVIPRisDiv)

    Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund –

        Class 1 (FrVIPSmCapV1)

    Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund –

        Class 3 (FrVIPDevMrk3)

    Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund –

        Class 3 (FrVIPForSec3)

    Franklin Templeton Variable Insurance Products Trust – Templeton Global Income Securities Fund –

        Class 3 (FrVIPGlInc3)

Portfolios of the Gartmore Variable Insurance Trust (GVIT);

    Gartmore GVIT – American Funds GGVIT Asset Allocation Fund – Class II (GVITAstAll2)

    Gartmore GVIT – American Funds GGVIT Bond Fund – Class II (GVITBnd2)

    Gartmore GVIT – American Funds GGVIT Global Growth Fund – Class II (GVITGlobGr2)

    Gartmore GVIT – American Funds GGVIT Growth Fund – Class II (GVITGrowth2)

    Gartmore GVIT – Dreyfus GGVIT International Value Fund – Class III (GVITIntVal3)

    Gartmore GVIT – Emerging Markets Fund – Class III (GVITEmMrkts3)

    Gartmore GVIT – Federated GGVIT High Income Bond Fund – Class III (GVITFHiInc3)

    Gartmore GVIT – Global Health Sciences Fund – Class III (GVITGlHlth3)

    Gartmore GVIT – Global Technology and Communications Fund – Class III (GVITGlTech3)

    Gartmore GVIT – Government Bond Fund – Class I (GVITGvtBd)

    Gartmore GVIT – International Index Fund – Class VI (GVITIntIdx6)

    Gartmore GVIT – Investor Destinations Aggressive Fund – Class II (GVITIDAgg2)

    Gartmore GVIT – Investor Destinations Conservative Fund – Class II (GVITIDCon2)

    Gartmore GVIT – Investor Destinations Moderate Fund – Class II (GVITIDMod2)

    Gartmore GVIT – Investor Destinations Moderately Aggressive Fund – Class II (GVITIDModAg2)

    Gartmore GVIT – Investor Destinations Moderately Conservative Fund – Class II (GVITIDModCon2)

    Gartmore GVIT – Mid Cap Growth Fund – Class I (GVITMdCpGr)

    Gartmore GVIT – Mid Cap Index Fund – Class I (GVITMdCpIdx)

    Gartmore GVIT – Money Market Fund – Class I (GVITMyMkt)

    Gartmore GVIT – Nationwide Fund – Class I (GVITNWFund)

    Gartmore GVIT – Small Cap Growth Fund – Class I (GVITSmCapGr)

    Gartmore GVIT – Small Cap Value Fund – Class I (GVITSmCapVal)

    Gartmore GVIT – Small Company Fund – Class I (GVITSmComp)

    Gartmore GVIT – U.S. Growth Leaders Fund – Class I (GVITUSGro)

    Gartmore GVIT – Van Kampen GGVIT Comstock Value Fund – Class I (GVITVKVal)

    Gartmore GVIT – Van Kampen GVIT Multi Sector Bond Fund – Class I (GVITMltSec)

Portfolios of the Janus Aspen Series;

    Janus Aspen Series – Forty Portfolio – Service Shares (JanForty)

    Janus Aspen Series – International Growth Portfolio – Service II Shares (JanIntGroS2)

Portfolios of the MFS Variable Insurance Trust;

    MFS Variable Insurance Trust – Investors Growth Stock Series – Initial Class (MFSInvGrStI)

    MFS Variable Insurance Trust – Value Series – Initial Class (MFSValueI)

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G (NOTES TO FINANCIAL STATEMENTS, Continued)

Portfolios of the Neuberger Berman Advisers Management Trust;

    Neuberger Berman Advisers Management Trust – Fasciano Portfolio – Class S (NBAMTFasc)

    Neuberger Berman Advisers Management Trust – International Portfolio – Class S (NBAMTInt)

    Neuberger Berman Advisers Management Trust – Limited Maturity Bond Portfolio – Class I (NBAMTLMat)

    Neuberger Berman Advisers Management Trust – Regency Portfolio – Class S (NBAMTRegS)

    Neuberger Berman Advisers Management Trust – Socially Responsive Portfolio Class I (NBAMSocRes)

    Oppenheimer Global Securities Fund/VA – Class 3 (OppGlSec3)

Portfolios of the Oppenheimer Variable Account Funds;

    Oppenheimer Variable Account Funds – Oppenheimer Capital Appreciation Fund/VA –

        Non-Service Shares (OppCapAp) (formerly Oppenheimer Variable Account Funds –

            Oppenheimer Capital Appreciation Fund/VA – Initial Class)

    Oppenheimer Variable Account Funds – Oppenheimer High Income Fund/VA –

        Non-Service Shares (OppHighInc) (formerly Oppenheimer Variable Account Funds –

            Oppenheimer High Income Fund/VA – Initial Class)

    Oppenheimer Variable Account Funds – Oppenheimer Main Street® Fund/VA –

        Non-Service Shares (OppMSt) (formerly Oppenheimer Variable Account Funds –

            Oppenheimer Main Street Fund®/VA – Initial Class)

    Oppenheimer Variable Account Funds – Oppenheimer Main Street® Small Cap Fund/VA –

        Non-Service Shares (OppMStSCap) (formerly Oppenheimer Variable Account Funds –

            Oppenheimer Main Street Small Cap Fund®/VA – Initial Class)

Portfolios of the Putnam Variable Trust;

    Putnam Variable Trust – Putnam VT Growth & Income Fund – IB Shares (PVTGroIncIB)*

    Putnam Variable Trust – Putnam VT Voyager Fund – IB Shares (PVTVoyIB)*

    T. Rowe Price Blue Chip Growth Portfolio – II (TRoeBlChip2)

    T. Rowe Price Equity Income Portfolio – II (TRowEqInc2)

    T. Rowe Price Limited Term Bond Portfolio – Class II (TRowLtdTBd2)

Portfolios of the Van Kampen – The Universal Institutional Funds Inc.;

    Van Kampen – The Universal Institutional Funds Inc. – Core Plus Fixed Income Portfolio –

        Class I (VKCorPlus)

    Van Kampen – The Universal Institutional Funds Inc. – U.S. Real Estate Portfolio –

        Class I (VKUSRealEst)

At December 31, 2006, contract owners were invested in all of the above funds, except those noted with an asterisk (*). The contract owners’ equity is affected by the investment results of each fund, equity transactions by contract owners and certain contract expenses (see notes 2 and 3). The accompanying financial statements include only contract owners’ purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.

A contract owner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly. The underlying mutual funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G (NOTES TO FINANCIAL STATEMENTS, Continued)

(c)	Security Valuation, Transactions and Related Investment Income
Investments in underlying mutual funds are valued on the closing net asset value per share at December 31, 2006 of such funds, which value their investment securities at fair value. Fund purchases and sales are accounted for on the trade date (date the order to buy or sell is executed). The cost of investments sold is determined on a First in – First out basis, and dividends (which include capital gain distributions) are accrued as of the ex-dividend date and are reinvested in the underlying mutual funds.

(d)	Federal Income Taxes
Operations of the Account form a part of, and are taxed with, operations of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code.

The Company does not provide for income taxes within the Account. Taxes are the responsibility of the contract owner upon termination or withdrawal.

(e)	Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f)	New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) 157. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS 157 is not expected to have a material impact on the Accounts’ financial position or results of their operations upon adoption.

(2)	Policy Charges

(a)	Deductions from Premium
The Company currently deducts 0.50% from each premium payment (up to 2.5% maximum) to cover sales expenses. The Company also deducts 3.5% from each premium payment to cover premium taxes. The Company may, at its sole discretion, reduce this sales loading.

For the year ended December 31, 2006 and for the period May 13, 2005 to December 31, 2005, total front-end sales charge deductions were $548,804 and $86,760, respectively.

(b)	Cost of Insurance
A cost of insurance charge is assessed monthly against each contract by liquidating units. The amount of the charge varies widely and is based upon age, sex, rate class and net amount at risk (death benefit less total contract value).

(c)	Administrative Charges
The Company currently deducts a short-term trading fee of 1.0% of an amount allocated to a sub account and transferred from that sub account within 60 days of that allocation. These charges are assessed by liquidating units at the time of the transaction.

The Company currently deducts a $10 administrative charge per policy per month (maximum of $20 per policy per month) taken proportionally from the sub accounts and any companion fixed funds of the contract. These charges are assessed against each contract by liquidating units.

The Company currently deducts a monthly underwriting and distribution charge of $0.17 per $1,000 of specified amount (but not more than $42.50). The maximum guaranteed charge is $0.20 per $1,000 of specified amount (but not to exceed $50). These charges are assessed against each contract by liquidating units.

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G (NOTES TO FINANCIAL STATEMENTS, Continued)

(d)	Surrender Charges
Policy surrenders result in a redemption of the contract value from the Account and payment of the surrender proceeds to the contract owner or designee. The surrender proceeds consist of the contract value, less any outstanding policy loans, and less a surrender charge, if applicable. The amount of the charge is based upon a specified percentage of the initial surrender charge which varies by issue age, sex and rate class.

The charge is 100% of the initial surrender charge in the first year, and declines a specified amount each year to 0% of the initial surrender charge in the eleventh year or thirteenth year, depending on the insured’s age at the time of policy issuance.

The Company may waive the surrender charge for certain contracts in which the sales expenses normally associated with the distribution of a contract are not incurred. These charges are deducted by liquidating units.

(3)	Asset Charges
In policy years 1 through 10, the Company deducts an annualized charge of 0.60% on the first $25,000 of variable cash value, 0.30% for the next $225,000 in variable cash value, and 0.10% for variable cash value in excess of $250,000.

In policy years 11 through 20, the Company deducts an annualized charge of 0.30% on the first $25,000 of variable cash value, 0.20% on the next $225,000 of variable cash value, and 0.05% for variable cash value in excess of $250,000.

In policy years 21 and later, the Company does not deduct mortality and expense risk charges on variable account values.

These charges are assessed against the contract monthly by liquidating units.

(4)	Death Benefits
Death benefit proceeds result in a redemption of the contract value from the Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the contract value on the date of death, the excess is paid by the Company’s general account.

(5)	Policy Loans (Net of Repayments)
Contract provisions allow contract owners to borrow 90% of a policy’s variable cash surrender value plus 100% of a policy’s fixed cash surrender value less applicable value of surrender charge. Interest is charged on the outstanding loan and is due and payable in advance on the policy anniversary.

At the time the loan is granted, the amount of the loan is transferred from the Account to the Company’s general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made, subject to a guaranteed minimum rate. Interest credited is paid by the Company’s general account to the Account. Loan repayments result in a transfer of collateral including interest back to the Account.

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G (NOTES TO FINANCIAL STATEMENTS, Continued)

(6)	Related Party Transactions
The Company performs various services on behalf of the Mutual Fund Companies in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, preparation, postage, fund transfer agency and various other record keeping and customer service functions. These fees are paid to an affiliate of the Company.

Contract owners may, with certain restrictions, transfer their assets between the Account and a fixed dollar contract (fixed account) maintained in the accounts of the Company. These transfers are the result of the contract owner executing fund exchanges. Fund exchanges from the Account to the fixed account are included in surrenders, and fund exchanges from the fixed account to the Account are included in purchase payments received from contact owners, as applicable, on the accompanying Statements of Changes in Contract Owners’ Equity.

Policy loan transactions (note 5), executed at the direction of the contract owner, also result in transfers between the Account and the fixed account of the Company. The fixed account assets are not reflected in the accompanying financial statements.

For the year ended December 31, 2006 and for the period May 13, 2005 to December 31, 2005, total transfers into the Account from the fixed account were $3,688 and $0, respectively, and total transfers from the Account to the fixed account were $225,459 and $1,656, respectively.

(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G (NOTES TO FINANCIAL STATEMENTS, Continued)

(7)	Financial Highlights
The following is a summary of units, unit fair values and contract owners’ equity outstanding for variable universal life contracts as of the end of the period indicated, and the contract expense rate, investment income ratio and total return for the year ended December 31, 2006 and for the period May 13, 2005 (commencement of operations) through December 31, 2005.

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
AIM Variable Insurance Funds – AIM V.I. Basic Value Fund – Series I
2006	0.00%	5,238	$12.123351	$63,502	0.49%	13.20%
2005	0.00%	2,758	10.709293	29,536	0.12%	7.09%	01/18/05

AIM Variable Insurance Funds – AIM V.I. Capital Appreciation Fund – Series I
2006	0.00%	1,318	11.776847	15,522	0.07%	6.30%
2005	0.00%	418	11.078867	4,631	0.12%	10.79%	01/18/05

AIM Variable Insurance Funds – AIM V.I. Capital Development Fund – Series I Shares
2006	0.00%	1,520	12.920789	19,640	0.00%	16.52%
2005	0.00%	178	11.088904	1,974	0.00%	10.89%	01/18/05

American Century Variable Portfolios, Inc. – Inflation Protection Fund – Class II
2006	0.00%	2,262	10.317483	23,338	2.67%	1.59%
2005	0.00%	260	10.156270	2,641	2.08%	1.56%

American Century Variable Portfolios, Inc. – Mid Cap Value Fund – Class I
2006	0.00%	5,692	13.620466	77,528	0.99%	20.30%
2005	0.00%	1,594	11.322176	18,048	1.17%	13.22%	05/02/05

American Century Variable Portfolios, Inc. – Ultra® Fund – Class I
2006	0.00%	3,536	10.060123	35,573	0.00%	-3.28%
2005	0.00%	2,682	10.400804	27,895	0.00%	4.01%	01/18/05

American Century Variable Portfolios, Inc. – Value Fund – Class I
2006	0.00%	37,198	12.650434	470,571	1.44%	18.65%
2005	0.00%	2,654	10.661727	28,296	0.00%	6.62%	01/18/05

American Century Variable Portfolios, Inc. – VistaSM Fund – Class I
2006	0.00%	1,306	12.496264	16,320	0.00%	9.01%
2005	0.00%	924	11.463606	10,592	0.00%	14.64%	05/02/05

Dreyfus Investment Portfolios – Small Cap Stock Index Portfolio – Service Shares
2006	0.00%	7,178	12.666664	90,921	0.27%	14.41%
2005	0.00%	1,838	11.071201	20,349	0.00%	10.71%	01/18/05

Dreyfus Stock Index Fund, Inc. – Initial Shares
2006	0.00%	50,022	12.246198	612,579	2.21%	15.50%
2005	0.00%	5,084	10.602989	53,906	1.35%	6.03%	01/18/05

Dreyfus Variable Investment Fund – Appreciation Portfolio – Initial Shares
2006	0.00%	7,528	12.212508	91,936	1.45%	16.48%
2005	0.00%	970	10.484934	10,170	0.00%	4.85%	01/18/05

Federated Insurance Series – Federated Market Opportunity Fund II – Service Shares
2006	0.00%	130	10.395256	1,351	0.00%	3.95%	05/01/06

Federated Insurance Series – Federated Quality Bond Fund II – Primary Shares
2006	0.00%	1,178	10.541505	12,418	3.56%	4.15%
2005	0.00%	536	10.121073	5,425	0.00%	1.21%	01/18/05

Fidelity® Variable Insurance Products Fund – Equity-Income Portfolio – Service Class
2006	0.00%	13,380	12.877569	172,302	3.78%	20.08%
2005	0.00%	2,668	10.724223	28,612	0.00%	7.24%	01/18/05

Fidelity® Variable Insurance Products Fund – Growth Portfolio – Service Class
2006	0.00%	77,220	11.495023	887,646	0.02%	6.73%
2005	0.00%	822	10.769983	8,853	0.00%	7.70%	01/18/05
(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G (NOTES TO FINANCIAL STATEMENTS, Continued)

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
Fidelity® Variable Insurance Products Fund – Overseas Portfolio – Service Class R
2006	0.00%	71,092	$14.743687	$1,048,158	0.16%	17.95%
2005	0.00%	5,016	12.499996	62,700	0.00%	25.00%	05/02/05

Fidelity® Variable Insurance Products Fund II – Contrafund® Portfolio – Service Class
2006	0.00%	115,588	13.198045	1,525,536	1.30%	11.59%
2005	0.00%	10,312	11.827342	121,964	0.00%	18.27%	01/18/05

Fidelity® Variable Insurance Products Fund II – Investment Grade Bond Portfolio – Service Class
2006	0.00%	19,280	10.630812	204,962	1.83%	4.30%
2005	0.00%	4,492	10.192547	45,785	0.00%	1.93%	01/18/05

Fidelity® Variable Insurance Products Fund III – Mid Cap Portfolio – Service Class
2006	0.00%	45,078	13.574900	611,929	0.08%	12.59%
2005	0.00%	5,094	12.056903	61,418	0.00%	20.57%	01/18/05

Fidelity® Variable Insurance Products Fund III – Value Strategies Portfolio – Service Class
2006	0.00%	1,874	12.511424	23,446	0.03%	16.20%
2005	0.00%	42	10.767426	452	0.00%	7.67%	01/18/05

Fidelity® Variable Insurance Products Fund IV – Energy Portfolio – Service Class 2
2006	0.00%	2,250	15.759845	35,460	1.16%	16.62%
2005	0.00%	464	13.514321	6,271	0.67%	35.14%	05/02/05

Fidelity® Variable Insurance Products Freedom Funds – Freedom Fund 2010 Portfolio – Service Class
2006	0.00%	1,676	11.863160	19,883	1.74%	9.78%

Fidelity® Variable Insurance Products Freedom Funds – Freedom Fund 2020 Portfolio – Service Class
2006	0.00%	7,834	12.431698	97,390	1.80%	11.81%

Fidelity® Variable Insurance Products Freedom Funds – Freedom Fund 2030 Portfolio – Service Class
2006	0.00%	13,160	12.819894	168,710	1.83%	13.15%
2005	0.00%	10,994	11.329788	124,560	0.55%	13.30%	05/02/05

Franklin Templeton Variable Insurance Products Trust – Franklin Income Securities Fund – Class 2
2006	0.00%	124	11.216304	1,391	0.00%	12.16%	05/01/06

Franklin Templeton Variable Insurance Products Trust – Franklin Rising Dividends Securities Fund – Class 1
2006	0.00%	3,918	12.342050	48,356	1.26%	17.43%
2005	0.00%	1,942	10.510323	20,411	0.00%	5.10%	01/18/05

Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund – Class 1
2006	0.00%	26,908	13.073214	351,774	0.84%	17.30%
2005	0.00%	1,754	11.144808	19,548	0.00%	11.45%	01/18/05

Franklin Templeton Variable Insurance Products Trust – Templeton Developing Markets Securities Fund – Class 3
2006	0.00%	7,986	16.410826	131,057	0.79%	28.17%
2005	0.00%	1,612	12.804274	20,640	0.01%	28.04%	05/02/05

Franklin Templeton Variable Insurance Products Trust – Templeton Foreign Securities Fund – Class 3
2006	0.00%	12,790	13.711150	175,366	1.34%	21.46%
2005	0.00%	3,774	11.288544	42,603	0.00%	12.89%	05/02/05

Franklin Templeton Variable Insurance Products Trust – Templeton Global Income Securities Fund – Class 3
2006	0.00%	3,076	11.150160	34,298	2.34%	12.84%
2005	0.00%	614	9.881172	6,067	0.00%	-1.19%	05/02/05

Gartmore Variable Insurance Trust – American Funds GVIT Asset Allocation Fund – Class II
2006	0.00%	1,918	10.556998	20,248	5.77%	5.57%	05/01/06

Gartmore Variable Insurance Trust – American Funds GVIT Bond Fund – Class II
2006	0.00%	114	10.538858	1,201	0.00%	5.39%	05/01/06

Gartmore Variable Insurance Trust – American Funds GVIT Global Growth Fund – Class II
2006	0.00%	658	10.842096	7,134	0.00%	8.42%	05/01/06

Gartmore Variable Insurance Trust – American Funds GVIT Growth Fund – Class II
2006	0.00%	3,546	10.364424	36,752	0.91%	3.64%	05/01/06
(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G (NOTES TO FINANCIAL STATEMENTS, Continued)

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
Gartmore GVIT – Dreyfus GGVIT International Value Fund – Class III
2006	0.00%	30,304	$14.056822	$425,978	1.95%	22.75%
2005	0.00%	4,958	11.451970	56,779	0.68%	14.52%	05/02/05

Gartmore GVIT – Emerging Markets Fund – Class III
2006	0.00%	10,796	18.224168	196,748	0.61%	36.64%
2005	0.00%	510	13.336908	6,802	0.06%	33.37%	05/02/05

Gartmore GVIT – Federated GGVIT High Income Bond Fund – Class III
2006	0.00%	8,688	11.657910	101,284	8.64%	10.60%
2005	0.00%	708	10.540776	7,463	4.67%	5.41%	05/02/05

Gartmore GVIT – Global Health Sciences Fund – Class III
2006	0.00%	7,262	11.032385	80,117	0.00%	2.70%
2005	0.00%	744	10.742057	7,992	0.00%	7.42%	05/02/05

Gartmore GVIT – Global Technology and Communications Fund – Class III
2006	0.00%	6,608	13.682536	90,414	0.00%	11.08%
2005	0.00%	996	12.317458	12,268	0.00%	23.17%	05/02/05

Gartmore GVIT – Government Bond Fund – Class I
2006	0.00%	12,406	10.634744	131,935	5.11%	3.34%
2005	0.00%	1,836	10.290913	18,894	2.67%	2.91%	01/18/05

Gartmore GVIT – International Index Fund – Class VI
2006	0.00%	7,512	10.975279	82,446	2.29%	9.75%	05/01/06

Gartmore GVIT – Investor Destinations Aggressive Fund – Class II
2006	0.00%	5,178	12.870621	66,644	3.64%	16.87%
2005	0.00%	372	11.012968	4,097	1.96%	10.13%	01/18/05

Gartmore GVIT – Investor Destinations Conservative Fund – Class II
2006	0.00%	674	10.998997	7,413	3.38%	6.16%
2005	0.00%	134	10.360404	1,388	2.01%	3.60%	01/18/05

Gartmore GVIT – Investor Destinations Moderate Fund – Class II
2006	0.00%	20,210	11.867343	239,839	3.44%	11.35%
2005	0.00%	3,600	10.657424	38,367	1.47%	6.57%	01/18/05

Gartmore GVIT – Investor Destinations Moderately Aggressive Fund – Class II
2006	0.00%	59,678	12.469697	744,167	3.33%	14.54%
2005	0.00%	4,036	10.886732	43,939	2.97%	8.87%	01/18/05

Gartmore GVIT – Investor Destinations Moderately Conservative Fund – Class II
2006	0.00%	598	11.401762	6,818	3.45%	8.42%
2005	0.00%	212	10.516039	2,229	0.54%	5.16%	01/18/05

Gartmore GVIT – Mid Cap Growth Fund – Class I
2006	0.00%	60,450	12.345868	746,308	0.00%	9.91%
2005	0.00%	1,346	11.232927	15,120	0.00%	12.33%	01/18/05

Gartmore GVIT – Mid Cap Index Fund – Class I
2006	0.00%	8,502	12.638155	107,450	1.29%	9.89%
2005	0.00%	2,294	11.500795	26,383	0.72%	15.01%	01/18/05

Gartmore GVIT – Money Market Fund – Class I
2006	0.00%	90,136	10.731921	967,332	4.18%	4.53%
2005	0.00%	49,186	10.266806	504,983	1.71%	2.67%

Gartmore GVIT – Nationwide® Fund – Class I
2006	0.00%	43,158	12.341341	532,628	1.61%	13.63%
2005	0.00%	790	10.861219	8,580	0.55%	8.61%	01/18/05

Gartmore GVIT – Small Cap Growth Fund – Class I
2006	0.00%	3,170	11.588975	36,737	0.00%	3.21%
2005	0.00%	1,932	11.228805	21,694	0.00%	12.29%	01/18/05

Gartmore GVIT – Small Cap Value Fund – Class I
2006	0.00%	5,826	12.661605	73,767	0.52%	17.29%
2005	0.00%	2,670	10.794811	28,822	0.13%	7.95%	01/18/05
(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G (NOTES TO FINANCIAL STATEMENTS, Continued)

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
Gartmore GVIT – Small Company Fund – Class I
2006	0.00%	4,962	$12.892586	$63,973	0.22%	12.04%
2005	0.00%	618	11.507293	7,112	0.00%	15.07%	01/18/05

Gartmore GVIT – U.S. Growth Leaders Fund – Class I
2006	0.00%	722	11.807452	8,525	0.41%	-0.29%
2005	0.00%	104	11.841567	1,232	0.00%	18.42%	05/02/05

Gartmore GVIT – Van Kampen GVIT Comstock Value Fund – Class I
2006	0.00%	32,492	12.317759	400,229	2.03%	15.91%
2005	0.00%	4,416	10.627448	46,931	1.29%	6.27%	01/18/05

Gartmore GVIT – Van Kampen GVIT Multi-Sector Bond Fund – Class I
2006	0.00%	7,652	10.723071	82,053	4.53%	4.84%
2005	0.00%	5,336	10.228234	54,578	2.24%	2.28%	01/18/05

Janus Aspen Series – Forty Portfolio – Service Shares
2006	0.00%	36	10.572707	381	0.07%	5.73%	05/01/06

Janus Aspen Series – International Growth Portfolio – Service II Shares
2006	0.00%	5,004	11.629148	58,192	1.29%	16.29%	05/01/06

MFS® Variable Insurance Trust – Investors Growth Stock Series – Initial Class
2006	0.00%	198	11.384079	2,254	0.00%	7.58%
2005	0.00%	26	10.582381	275	0.00%	5.82%	01/18/05

MFS® Variable Insurance Trust – Value Series – Initial Class
2006	0.00%	7,340	12.974380	95,232	0.54%	20.84%
2005	0.00%	632	10.736776	6,786	0.00%	7.37%	01/18/05

Neuberger Berman Advisers Management Trust – Fasciano Portfolio – Class S
2006	0.00%	1,320	11.111353	14,667	0.00%	5.25%
2005	0.00%	2,234	10.556851	23,584	0.00%	5.57%	01/18/05

Neuberger Berman Advisers Management Trust – International Portfolio – Class S
2006	0.00%	12,944	14.506093	187,767	0.37%	23.45%
2005	0.00%	1,416	11.750261	16,638	0.18%	17.50%	05/02/05

Neuberger Berman Advisers Management Trust – Limited Maturity Bond Portfolio – Class I
2006	0.00%	8,916	10.578811	94,321	5.15%	4.20%
2005	0.00%	1,212	10.152239	12,305	1.21%	1.52%	01/18/05

Neuberger Berman Advisers Management Trust – Regency Portfolio – Class S
2006	0.00%	9,160	12.937253	118,505	0.45%	10.94%
2005	0.00%	46	11.661977	536	0.00%	16.62%	05/02/05

Neuberger Berman Advisers Management Trust – Socially Responsive Portfolio®– Class I
2006	0.00%	16,878	12.572219	212,194	0.11%	13.70%
2005	0.00%	1,102	11.057136	12,185	0.00%	10.57%	01/18/05

Oppenheimer Global Securities Fund/VA – Class 3
2006	0.00%	10,284	14.192798	145,959	0.50%	17.69%
2005	0.00%	2,920	12.059670	35,214	0.00%	20.60%	05/02/05

Oppenheimer Variable Account Funds – Capital Appreciation Fund/VA -Non-Service Shares
2006	0.00%	19,526	11.544928	225,426	0.19%	7.95%
2005	0.00%	2,298	10.694866	24,577	0.00%	6.95%	01/18/05

Oppenheimer Variable Account Funds – High Income Fund/VA – Non-Service Shares
2006	0.00%	924	11.246592	10,392	5.83%	9.42%
2005	0.00%	430	10.278092	4,420	0.00%	2.78%	01/18/05

Oppenheimer Variable Account Funds – Main Street Fund® /VA – Non-Service Shares
2006	0.00%	29,914	12.355835	369,612	0.78%	15.02%
2005	0.00%	4,442	10.741901	47,716	0.00%	7.42%	01/18/05

Oppenheimer Variable Account Funds – Main Street Small Cap Fund® /VA – Non-Service Shares
2006	0.00%	9,596	13.148448	126,173	0.08%	15.00%
2005	0.00%	448	11.433673	5,122	0.00%	14.34%	01/18/05
(Continued)

NATIONWIDE VL SEPARATE ACCOUNT-G (NOTES TO FINANCIAL STATEMENTS, Continued)

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
T. Rowe Price Blue Chip Growth Portfolio – II
2006	0.00%	9,996	$12.370493	$123,655	0.43%	9.33%
2005	0.00%	1,556	11.314946	17,606	0.21%	13.15%	05/02/05

T. Rowe Price Equity Income Portfolio – II
2006	0.00%	5,252	12.620348	66,282	1.64%	18.65%
2005	0.00%	794	10.636871	8,446	0.96%	6.37%	05/02/05

T.Rowe Price Limited Term Bond Portfolio – Class II
2006	0.00%	98	10.535464	1,032	0.42%	4.03%

Van Kampen – The Universal Institutional Funds, Inc. – Core Plus Fixed Income Portfolio – Class I
2006	0.00%	13,182	10.791549	142,254	4.70%	3.73%
2005	0.00%	492	10.403391	5,118	3.37%	4.03%	01/18/05

Van Kampen – The Universal Institutional Funds, Inc. – U.S. Real Estate Portfolio – Class I
2006	0.00%	13,494	16.806589	226,788	1.13%	38.04%
2005	0.00%	2,604	12.174767	31,703	0.02%	21.75%	01/18/05

Contract Owners’ Equity Total By Year
2006				$14,548,089

2005				$1,951,231

*
 This represents the annual contract expense rate of the variable account for the period indicated and includes only those expenses that are assessed through a reduction in the unit values. Excluded are expenses of the underlying mutual funds and charges made directly to contract owner accounts through the redemption of units.

**
 This represents the dividends for the period indicated, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by average net assets. The ratios exclude those expenses, if any, that result in direct reductions to the contractholder accounts either through reductions in unit values or redemption of units. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

***
 This represents the total return for the period indicated, including changes in the value of the underlying mutual fund, which reflects the reduction of unit value for expenses assessed. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the Account. The total return is calculated for the period indicated or from the effective date through the end of the period.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Nationwide Life and Annuity Insurance Company:

We have audited the accompanying balance sheets of Nationwide Life and Annuity Insurance Company (the Company), a wholly-owned subsidiary of Nationwide Life Insurance Company, as of December 31, 2006 and 2005, and the related statements of income, shareholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the financial statements, we also have audited financial statement schedules I, IV, and V. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life and Annuity Insurance Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 3 to the financial statements, the Company adopted the American Institute of Certified Public Accountants’ Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts, in 2004.

/s/ KPMG LLP
Columbus, Ohio April 30, 2007

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Balance Sheets

(in millions, except per share amounts)

	December 31,
	2006	2005
Assets:
Investments:
Securities available-for-sale, at fair value:
Fixed maturity securities (cost $3,255.7 in 2006; $4,334.6 in 2005)	$3,242.1	$4,339.3
Equity securities (cost $5.6 in 2006; $6.1 in 2005)	5.6	6.3
Mortgage loans on real estate, net	1,011.9	1,184.6
Short-term investments, including amounts managed by a related party	223.7	176.3
Other investments	2.3	2.2

Total investments	4,485.6	5,708.7

Deferred policy acquisition costs	245.2	212.3
Reinsurance receivable from a related party	125.8	121.8
Other assets	798.1	806.8
Assets held in separate accounts	1,946.9	2,095.6

Total assets	$7,601.6	$8,945.2

Liabilities and Shareholder’s Equity:
Liabilities:
Future policy benefits and claims	$5,078.9	$6,205.2
Other liabilities	119.0	207.8
Liabilities related to separate accounts	1,946.9	2,095.6

Total liabilities	7,144.8	8,508.6

Shareholder’s equity:
Common stock, $40 par value; authorized, issued and outstanding - 0.1 shares	2.6	2.6
Additional paid-in capital	248.0	248.0
Retained earnings	210.0	184.5
Accumulated other comprehensive (loss) income	(3.8)	1.5

Total shareholder’s equity	456.8	436.6

Total liabilities and shareholder’s equity	$7,601.6	$8,945.2

See accompanying notes to financial statements.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Statements of Income

(in millions)

	Years ended December 31,
	2006	2005	2004
Revenues:
Policy charges	$63.3	$61.5	$58.8
Life insurance premiums	10.5	8.6	4.2
Net investment income	42.3	37.6	35.6
Net realized (losses) gains on investments, hedging instruments and hedged items	(16.9)	0.9	0.3
Other income	0.3	0.4	0.5

Total revenues	99.5	109.0	99.4

Benefits and expenses:
Interest credited to policyholder account values	13.5	12.4	11.2
Life insurance and annuity benefits	21.0	16.0	9.2
Amortization of deferred policy acquisition costs	26.0	15.0	17.3
Other operating expenses	6.5	14.7	8.8

Total benefits and expenses	67.0	58.1	46.5

Income from continuing operations before federal income tax expense	32.5	50.9	52.9
Federal income tax expense	7.0	14.6	17.0

Income from continuing operations	25.5	36.3	35.9
Cumulative effect of adoption of accounting principle, net of taxes	—	—	0.1

Net income	$25.5	$36.3	$36.0

See accompanying notes to financial statements.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Statements of Shareholder’s Equity

(in millions)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income	Total shareholder’s equity
Balance as of December 31, 2003	2.6	248.0	112.2	61.1	423.9

Comprehensive income:
Net income	—	—	36.0	—	36.0
Other comprehensive loss, net of taxes	—	—	—	(15.3)	(15.3)

Total comprehensive income					20.7

Balance as of December 31, 2004	$2.6	$248.0	$148.2	$45.8	$444.6

Comprehensive loss:
Net income	—	—	36.3	—	36.3
Other comprehensive loss, net of taxes	—	—	—	(44.3)	(44.3)

Total comprehensive loss					(8.0)

Balance as of December 31, 2005	$2.6	$248.0	$184.5	$1.5	$436.6

Comprehensive income:
Net income	—	—	25.5	—	25.5
Other comprehensive loss, net of taxes	—	—	—	(5.3)	(5.3)

Total comprehensive income					20.2

Balance as of December 31, 2006	$2.6	$248.0	$210.0	$(3.8)	$456.8

See accompanying notes to financial statements.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Statements of Cash Flows

(in millions)

	Years ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Net income	$25.5	$36.3	$36.0
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized losses (gains) on investments, hedging instruments and hedged items	16.9	(0.9)	(0.3)
Interest credited to policyholder account values	13.5	12.4	11.2
Capitalization of deferred policy acquisition costs	(52.2)	(40.9)	(28.4)
Amortization of deferred policy acquisition costs	26.0	15.0	17.3
Amortization and depreciation	12.6	17.3	21.2
Decrease (increase) in other assets	3.1	(8.0)	(212.0)
(Decrease) increase in other liabilities	(7.9)	2.3	29.7
Other, net	—	—	0.6

Net cash provided by (used in) operating activities	37.5	33.5	(124.7)

Cash flows from investing activities:
Proceeds from maturity of securities available-for-sale	972.3	543.2	567.5
Proceeds from sale of securities available-for-sale	806.0	491.0	237.0
Proceeds from repayments or sales of mortgage loans on real estate	277.2	279.2	193.3
Cost of securities available-for-sale acquired	(722.6)	(742.9)	(957.8)
Cost of mortgage loans on real estate originated or acquired	(105.8)	(234.6)	(303.7)
Net increase in short-term investments	(47.4)	(26.2)	(35.8)
Collateral (paid) received - securities lending, net	(77.9)	(2.4)	28.0
Other, net	0.6	3.4	0.5

Net cash provided by (used in) investing activities	1,102.4	310.7	(271.0)

Cash flows from financing activities:
Investment and universal life insurance product deposits	102.1	132.7	660.5
Investment and universal life insurance product withdrawals	(1,242.0)	(476.9)	(264.8)

Net cash (used in) provided by financing activities	(1,139.9)	(344.2)	395.7

Net increase in cash	—	—	—
Cash, beginning of period	—	—	—

Cash, end of period	$—	$—	$—

See accompanying notes to financial statements.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements

December 31, 2006, 2005 and 2004

(1)	Nature of Operations
Nationwide Life and Annuity Insurance Company (NLAIC or the Company) provides long-term savings and retirement products in the United States of America (U.S.) and is a wholly-owned subsidiary of Nationwide Life Insurance Company (NLIC), which is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS). The Company is a member of the Nationwide group of companies, which is comprised of Nationwide Mutual Insurance Company (NMIC) and all of its subsidiaries and affiliates. The Company offers individual annuity contracts, universal life insurance, variable universal life insurance and corporate-owned life insurance (COLI) on a non-participating basis.

As of December 31, 2006 and 2005, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic region of the U.S. Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies
The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ significantly from those estimates.

The Company’s most significant estimates include those used to determine the following: the balance, recoverability and amortization of deferred policy acquisition costs (DAC) for investment and universal life insurance products; impairment losses on investments; valuation allowances for mortgage loans on real estate; the liability for future policy benefits and claims; and the provision for federal income taxes. Although some variability is inherent in these estimates, the recorded amounts reflect management’s best estimates based on facts and circumstances as of the balance sheet date. Management believes the amounts provided are appropriate.

(a) Valuation of Investments, Investment Income and Related Gains and Losses

The Company is required to classify its fixed maturity securities and marketable equity securities as held-to-maturity, available-for-sale or trading. All fixed maturity and marketable equity securities are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of adjustments to DAC, future policy benefits and claims, and deferred federal income tax reported as a separate component of accumulated other comprehensive income (AOCI) in shareholder’s equity. The adjustment to DAC represents the changes in amortization of DAC that would have been required as a charge or credit to operations had such unrealized amounts been realized and allocated to the product lines. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a discount rate that would have been required had such unrealized amounts been realized and the proceeds reinvested at then current market interest rates, which were lower than the then current effective portfolio rate.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The fair value of fixed maturity and marketable equity securities is generally obtained from independent pricing services based on market quotations. For fixed maturity securities not priced by independent services (generally private placement securities and securities that do not trade regularly), an internally developed pricing model or “corporate pricing matrix” is most often used. The corporate pricing matrix is developed by obtaining spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced using the corporate matrix are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that bond. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. Additionally, for valuing certain fixed maturity securities with complex cash flows such as certain mortgage-backed and asset-backed securities, a “structured product model” is used. The structured product model uses third party pricing tools. For securities for which quoted market prices are not available and for which the Company’s structured product model is not suitable for estimating fair values, fair values are determined using other modeling techniques, primarily using a commercial software application utilized in valuing complex securitized investments with variable cash flows. As of December 31, 2006, 69% of the fair values of fixed maturity securities were obtained from independent pricing services, 24% from the Company’s pricing matrices and 7% from other sources compared to 74%, 23% and 3%, respectively, in 2005. Management regularly reviews each investment in its fixed maturity and equity securities portfolios to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments.

Under the Company’s accounting policy for equity securities and debt securities that can be contractually prepaid or otherwise settled in a way that may limit the Company’s ability to fully recover cost, an impairment is deemed to be other-than-temporary unless the Company has both the ability and intent to hold the investment until the security’s forecasted recovery and evidence exists indicating that recovery will occur in a reasonable period of time. Also, for such debt securities management estimates cash flows over the life of purchased beneficial interests in securitized financial assets. If management estimates that the fair value of its beneficial interests is not greater than or equal to its carrying value based on current information and events, and if there has been an adverse change in estimated cash flows since the last revised estimate (considering both timing and amount), then the Company recognizes an other-than-temporary impairment and writes down the purchased beneficial interest to fair value.

For other debt securities, an other-than-temporary impairment charge is taken when the Company does not have the ability and intent to hold the security until the forecasted recovery or if it is no longer probable that the Company will recover all amounts due under the contractual terms of the security. Many criteria are considered during this process including, but not limited to, the current fair value as compared to cost or amortized cost, as appropriate, of the security; the amount and length of time a security’s fair value has been below cost or amortized cost; specific credit issues and financial prospects related to the issuer; management’s intent to hold or dispose of the security; and current economic conditions.

Other-than-temporary impairment losses result in a permanent reduction to the cost basis of the underlying investment.

For mortgage-backed securities, the Company recognizes income using a constant effective yield method based on prepayment assumptions and the estimated economic life of the securities. When estimated prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income. All other investment income is recorded using the interest method without anticipating the impact of prepayments.

The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When management determines that a loan is impaired, a provision for loss is established equal to the difference between the carrying value and the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. In addition to the valuation allowance on specific loans, the Company maintains an unallocated allowance for probable losses inherent in the loan portfolio as of the balance sheet date, but not yet specifically identified by loan. Changes in the valuation allowance are recorded in net realized gains or losses on investments, hedging instruments and hedged items. Loans in foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate is included in net investment income in the period received.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The valuation allowance account for mortgage loans on real estate is maintained at a level believed adequate by management and reflects management’s best estimate of probable credit losses, including losses incurred at the balance sheet date but not yet identified by specific loan. Management’s periodic evaluation of the adequacy of the allowance for losses is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors.

The Company grants mainly commercial mortgage loans on real estate to customers throughout the U.S. As of December 31, 2006, the Company had a diversified portfolio with no more than 23.5% of the mortgage loan portfolio in any geographic region of the U.S. and no more than 2.9% with any one borrower, compared to 23.9% and 2.7%, respectively, as of December 31, 2005. As of December 31, 2006 and 2005, 31.6% and 26.0% of the carrying value of the Company’s commercial mortgage loan portfolio financed retail properties, respectively.

Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Changes in the Company’s mortgage loan valuation allowances and recognition of impairment losses for other-than-temporary declines in the fair values of applicable investments are included in realized gains and losses on investments, hedging instruments and hedged items.

(b) Derivative Instruments

Derivatives are carried at fair value. On the date the derivative contract is entered into, the Company designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge); a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); a foreign currency fair value or cash flow hedge (foreign currency hedge); or a non-hedge transaction. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for entering into various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used for hedging transactions are expected to be and, for ongoing hedging relationships, have been highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not, or is not expected to be, highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

The Company enters into interest rate swaps and cross-currency swaps to hedge the fair value of existing fixed rate assets and liabilities. In addition, the Company uses short U.S. Treasury future positions to hedge the fair value of bond and mortgage loan commitments. Typically, the Company is hedging the risk of changes in fair value attributable to changes in benchmark interest rates. Derivative instruments classified as fair value hedges are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items. Changes in the fair value of the hedged item that are attributable to the risk being hedged are also recorded in realized gains and losses on investments, hedging instruments and hedged items.

The Company may enter into “receive fixed/pay variable” interest rate swaps to hedge existing variable rate assets or to hedge cash flows from the anticipated purchase of investments. These derivative instruments are identified as cash flow hedges and are carried at fair value with the offset recorded in AOCI to the extent the hedging relationship is effective. The ineffective portion of the hedging relationship is recorded in realized gains and losses on investments, hedging instruments and hedged items. Gains and losses on derivative instruments that are initially recorded in AOCI are reclassified out of AOCI and recognized in earnings over the same period(s) that the hedged item affects earnings.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

Accrued interest receivable or payable under interest rate and foreign currency swaps are recognized as an adjustment to net investment income or interest credited to policyholder account values consistent with the nature of the hedged item, except for interest rate swaps hedging the anticipated sale of investments where amounts receivable or payable under the swaps are recorded as realized gains and losses on investments, hedging instruments and hedged items, and except for interest rate swaps hedging the anticipated purchase of investments where amounts receivable or payable under the swaps are initially recorded in AOCI to the extent the hedging relationship is effective.

The Company periodically may enter into a derivative transaction that will not qualify for hedge accounting. The Company does not enter into speculative positions. Although these transactions do not qualify for hedge accounting, or have not been designated in hedging relationships by the Company, they are part of its overall risk management strategy. For example, the Company may sell credit default protection through a credit default swap. Although the credit default swap may not be effective in hedging specific investments, the income stream allows the Company to manage overall investment yields while exposing the Company to acceptable credit risk. The Company may enter into a cross-currency basis swap (pay a variable U.S. rate and receive a variable foreign-denominated rate) to eliminate the foreign currency exposure of a variable rate foreign-denominated liability. Although basis swaps may qualify for hedge accounting, the Company has chosen not to designate these derivatives as hedging instruments due to the difficulty in assessing and monitoring effectiveness for both sides of the basis swap. Derivative instruments that do not qualify for hedge accounting or are not designated as hedging instruments are carried at fair value, with changes in fair value recorded in realized gains and losses on investments, hedging instruments and hedged items.

(c) Revenues and Benefits

Investment and Universal Life Insurance Products: Investment products consist primarily of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, corporate-owned life insurance (COLI) and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance charges, administration fees and surrender charges that have been earned and assessed against policy account balances during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts and universal life contracts is determined based on the nature of such fees. Asset fees, cost of insurance charges and administration fees are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policy account values and benefits and claims incurred in the period in excess of related policy account values.

Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and primarily consist of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

(d) Deferred Policy Acquisition Costs for Investment and Universal Life Insurance Products

The Company has deferred the costs of acquiring investment and universal life insurance products business, principally commissions, certain expenses of the policy issue and underwriting department, and certain variable sales expenses that relate to and vary with the production of new or renewal business. Investment products primarily consist of individual and group variable and fixed deferred annuities. Universal life insurance products include universal life insurance, variable universal life insurance, COLI and other interest-sensitive life insurance policies. DAC is subject to recoverability testing in the year of policy issuance and loss recognition testing at the end of each reporting period.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

For investment and universal life insurance products, DAC is being amortized with interest over the lives of the policies in relation to the present value of estimated gross profits from projected interest margins, asset fees, cost of insurance charges, administration fees, surrender charges and net realized gains and losses less policy benefits and policy maintenance expenses. The DAC asset related to investment products and universal life insurance products is adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale, as described in Note 2(a).

The most significant assumptions that are involved in the estimation of future gross profits include future net separate account performance, surrender/lapse rates, interest margins and mortality. The Company’s long-term assumption for net separate account performance is currently 8% growth per year. If actual net separate account performance varies from the 8% assumption, the Company assumes different performance levels over the next three years such that the mean return equals the long-term assumption. This process is referred to as a reversion to the mean. The assumed net separate account return assumptions used in the DAC models are intended to reflect what is anticipated. However, based on historical returns of the Standard and Poor’s (S&P) 500 Index, and as part of its pre-set parameters, the Company’s reversion to the mean process generally limits returns to 0-15% during the three-year reversion period.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment products and universal life insurance products and their related amortization patterns. In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant. In general, increases in the estimated general and separate account returns result in increased expected future profitability and may lower the rate of DAC amortization, while increases in lapse/surrender and mortality assumptions reduce the expected future profitability of the underlying business and may increase the rate of DAC amortization.

Management evaluates the appropriateness of the individual variable annuity DAC balance within pre-set parameters. These parameters are designed to appropriately reflect the Company’s long-term expectations with respect to individual variable annuity contracts while also evaluating the potential impact of short-term experience on the Company’s recorded individual variable annuity DAC balance. If the recorded balance of individual variable annuity DAC falls outside of these parameters for a prescribed period of time, or if the recorded balance falls outside of these parameters and management determines it is not reasonably possible to get back within the parameters during this period of time, assumptions are required to be unlocked and DAC is recalculated using revised best estimate assumptions. If DAC assumptions were unlocked and revised, the Company would continue to use the reversion to the mean process.

For other investment and universal life insurance products, DAC is adjusted each quarter to reflect revised best estimate assumptions, including the use of a reversion to the mean methodology over the next three years as it relates to net separate account performance. Any resulting DAC true-up and unlocking adjustments are reflected currently in the statements of income.

(e) Separate Accounts

Separate account assets and liabilities represent contractholders’ funds, which have been segregated into accounts with specific investment objectives. Separate account assets are recorded at fair value based primarily on market quotations of the underlying securities. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the separate accounts is not reflected in the statements of income except for (1) the fees the Company receives, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and (2) the activity related to guaranteed contracts, which are riders to existing variable annuity contracts.

(f) Future Policy Benefits and Claims

The process of calculating reserve amounts for a life insurance organization involves the use of a number of assumptions, including those related to persistency (how long a contract stays with a company), mortality (the relative incidence of death in a given time), morbidity (the relative incidence of disability resulting from disease or physical impairment) and interest rates (the rates expected to be paid or received on financial instruments, including insurance or investment contracts).

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and universal life and variable universal life insurance policies as the policy account balance, which represents participants’ net premiums and deposits plus investment performance and interest credited less applicable contract charges.

The liability for future policy benefits and claims for traditional life insurance policies was calculated by the net level premium method using interest rates varying from 2.0% to 10.5% and estimates of mortality, morbidity, investment yields and withdrawals that were used or being experienced at the time the policies were issued.

The liability for future policy benefits for payout annuities was calculated using the present value of future benefits and maintenance costs discounted using interest rates varying generally from 3.0% to 13.0%.

(g) Federal Income Taxes

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements. Any such change could significantly affect the amounts reported in the statements of income. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

(h) Reinsurance Ceded

Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported in the balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company.

(i) Reclassification

Certain items in the 2005 and 2004 financial statements and related notes have been reclassified to conform to the current presentation.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

(3)	Recently Issued Accounting Standards
In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statements No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. In addition, SFAS 159 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, nor does it eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157, Fair Value Measurements (SFAS 157), and SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company currently is evaluating the impact of adopting SFAS 159.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability on its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end balance sheet is effective for fiscal years ending after December 15, 2008. If in the last quarter of the preceding fiscal year an employer enters into a transaction that results in a settlement or experiences an event that causes a curtailment of the plan, the related gain or loss pursuant to Statement 88 or 106 is required to be recognized in earnings that quarter. The Company’s adoption of SFAS 158 as of December 31, 2006 did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS 157. SFAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 also provides guidance regarding the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. SFAS 157 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

In September 2006, the United States Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108 (SAB 108). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income-statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 does not change the SEC’s previous guidance in SAB No. 99 on evaluating the materiality of misstatements. A registrant applying the new guidance for the first time that identifies material errors in existence at the beginning of the first fiscal year ending after November 15, 2006, may correct those errors through a one-time cumulative effect adjustment to beginning-of-year retained earnings. The cumulative effect alternative is available only if the application of the new guidance results in a conclusion that a material error exists as of the beginning of the first fiscal year ending after November 15, 2006, and those misstatements were determined to be immaterial based on a proper application of the registrant’s previous method for quantifying misstatements. Because of the beginning-of-year recognition of the cumulative effect adjustment, misstatements occurring in the year of adoption cannot be included in that adjustment. SAB 108 requires the following disclosures if a cumulative effect adjustment is recorded: the nature and amount of each individual error included in the cumulative effect adjustment; when and how each error arose; and the fact that the errors had previously been considered immaterial. The cumulative effect adjustment is available only for prior-year uncorrected misstatements. The adjustment should not include amounts related to changes in accounting estimates. SAB 108 did not have a material impact on the Company’s financial position or results of operations upon adoption.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, Accounting for Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company plans to adopt FIN 48 effective January 1, 2007. FIN 48 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets (SFAS 156).SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under SFAS 156, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because SFAS 156 permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. SFAS 156 is effective for fiscal years beginning after September 15, 2006, with early adoption permitted. The Company plans to adopt SFAS 156 effective January 1, 2007. SFAS 156 is not expected to have a material impact on the Company’s financial position or results of operations upon adoption.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140. SFAS 155 also resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. In summary, SFAS 155: (1) permits an entity to make an irrevocable election to measure any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation at fair value in its entirety, with changes in fair value recognized in earnings; (2) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including financial statements for any interim period for that fiscal year. Provisions of SFAS 155 may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company elected to early adopt SFAS 155 as of January 1, 2006. On the date of adoption, there was no impact to the Company’s financial position or results of operations.

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, issued by the FASB. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs as a result of the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a new feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Retrospective application of SOP 05-1 to previously issued financial statements is not permitted. Initial application of SOP 05-1 is required as of the beginning of an entity’s fiscal year. The Company adopted SOP 05-1 effective January 1, 2007. On the date of adoption, there was no impact to the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier adoption permitted. The Company adopted SFAS 154 effective January 1, 2006. SFAS 154 has not had any impact on the Company’s financial position or results of operations since adoption.

In July 2003, the AICPA issued Statement of Position (SOP) 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (SOP 03-1) to address many topics. The most significant topic affecting the Company was the accounting for contracts with guaranteed minimum death benefits (GMDB). SOP 03-1 requires companies to evaluate the significance of a GMDB to determine whether a contract should be accounted for as an investment or insurance contract. For contracts determined to be insurance contracts, companies are required to establish a reserve to recognize a portion of the assessment (revenue) that compensates the insurance company for benefits to be provided in future periods. The Company adopted SOP 03-1 effective January 1, 2004, which resulted in a $0.1 million credit, net of taxes, as the cumulative effect of adoption of this accounting principle.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes the components of cumulative effect adjustments recorded in the Company’s 2004 statements of income:

(in millions)	January 1, 2004
Increase in future policy benefits (GMDB claim reserves)	$0.8
Adjustment to amortization of deferred policy acquisition costs related to above	(0.6)
Deferred federal income taxes	(0.1)

Cumulative effect of adoption of accounting principle, net of taxes	$0.1

(4)	Fair Value of Financial Instruments
The following disclosures summarize the carrying amount and estimated fair value of the Company’s financial instruments. Certain assets and liabilities are specifically excluded from the disclosure requirements of financial instruments.

The fair value of a financial instrument is defined as the amount at which the financial instrument could be bought or sold, or in the case of liabilities incurred or settled, in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is based on the best information available in the circumstances. Such estimates of fair value should consider prices for similar assets or similar liabilities and the results of valuation techniques to the extent available in the circumstances. Examples of valuation techniques include the present value of estimated expected future cash flows using discount rates commensurate with the risks involved, option-pricing models, matrix pricing, option-adjusted spread models and fundamental analysis. Valuation techniques for measuring assets and liabilities must be consistent with the objective of measuring fair value and should incorporate assumptions that market participants would use in their estimates of values, future revenues and future expenses, including assumptions about interest rates, default, prepayment and volatility.

Many of the Company’s assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management using matrix pricing, present value or other suitable valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments.

Although insurance contracts are specifically exempted from the disclosure requirements (other than those that are classified as investment contracts), the Company’s estimate of the fair values of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

The tax ramifications of the related unrealized gains and losses can have a significant effect on the estimates of fair value and have not been considered in arriving at such estimates.

In estimating its fair value disclosures, the Company used the following methods and assumptions:

Fixed maturity and equity securities available-for-sale: See Note 2(a).

Mortgage loans on real estate, net: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Estimated fair value is based on the present value of expected future cash flows discounted at the loan’s effective interest rate.

Policy loans and short-term investments: The carrying amounts reported in the balance sheets for these instruments approximate their fair values.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

Separate account assets and liabilities: The fair values of assets held in separate accounts are based on quoted market prices of the underlying securities. The fair values of liabilities related to separate accounts are the amounts payable on demand, net of certain surrender charges.

Investment contracts: The fair value for the Company’s liabilities under investment type contracts are based on one of two methods. For investment contracts without defined maturities, fair value is the amount payable on demand, net of certain reinsurance charges. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

Policy reserves on life insurance contracts: Included are disclosures for individual life insurance, COLI, universal life insurance and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company’s limited payment policies for which the Company has used discounted cash flow analyses to estimate fair value, similar to those used for investment contracts with known maturities.

Collateral received – securities lending and derivatives: The carrying amounts reported in the balance sheets for these instruments approximate their fair value.

Commitments to extend credit: Commitments to extend credit have nominal fair values because of the short-term nature of such commitments.

Interest rate and cross-currency interest rate swaps:The fair values for interest rate and cross-currency interest rate swaps are calculated with pricing models using current rate assumptions.

Interest rate futures contracts: The fair values for futures contracts are based on quoted market prices.

Other derivatives: The fair values for other derivatives are based on credit event probabilities, equity option index levels and broker valuations.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes the carrying values and estimated fair values of financial instruments subject to disclosure requirements and policy reserves on life insurance contracts as of December 31:

	2006		2005
(in millions)	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Assets
Investments:
Securities available-for-sale:
Fixed maturity securities	$3,242.1	$3,242.1	$4,339.3	$4,339.3
Equity securities	5.6	5.6	6.3	6.3
Mortgage loans on real estate, net	1,011.9	996.3	1,184.6	1,180.4
Policy loans	2.3	2.3	1.7	1.7
Short-term investments	223.7	223.7	176.3	176.3
Assets held in separate accounts	1,946.9	1,946.9	2,095.6	2,095.6

Liabilities
Investment contracts	(4,664.7)	(4,490.6)	(5,872.0)	(5,622.3)
Policy reserves on life insurance contracts	(414.2)	(390.6)	(333.2)	(330.9)
Collateral received – securities lending and derivatives	(65.2)	(65.2)	(143.1)	(143.1)
Liabilities related to separate accounts	(1,946.9)	(1,922.0)	(2,095.6)	(2,060.3)

Derivative financial instruments
Interest rate swaps hedging assets	0.6	0.6	(0.1)	(0.1)
Cross-currency interest rate swaps	(5.0)	(5.0)	(9.2)	(9.2)
Other derivatives	0.4	0.4	0.2	0.2

(5)	Derivative Financial Instruments
Qualitative Disclosure

Interest Rate Risk Management

The Company periodically purchases fixed rate investments to back variable rate liabilities. As a result, the Company can be exposed to interest rate risk due to the mismatch between variable rate liabilities and fixed rate assets. In an effort to mitigate this risk, the Company enters into various types of derivative instruments to minimize this mismatch, with fluctuations in the fair values of the derivatives offsetting changes in the fair values of the investments resulting from changes in interest rates. The Company principally uses pay fixed/receive variable interest rate swaps to manage this risk.

Under these interest rate swaps, the Company receives variable interest rate payments and makes fixed rate payments. The fixed interest paid on the swap offsets the fixed interest received on the investment, resulting in the Company receiving the variable interest payments on the swap, generally 3-month U.S. London Interbank Offered Rate (LIBOR), and the credit spread on the investment. The net receipt of a variable rate will then approximate the variable rate paid on the liability.

As a result of entering into commercial mortgage loan and private placement commitments, the Company is exposed to changes in the fair value of such commitments due to changes in interest rates during the commitment period prior to the loans being funded. In an effort to manage this risk, the Company enters into short U.S. Treasury futures during the commitment period. With short U.S. Treasury futures, if interest rates rise/fall, the gains/losses on the futures will offset the change in fair value of the commitment attributable to the change in interest rates.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The Company periodically purchases variable rate investments (i.e., commercial mortgage loans and corporate bonds). As a result, the Company can be exposed to variability in cash flows and investment income due to changes in interest rates. Such variability poses risks to the Company when the assets are funded with fixed rate liabilities. In an effort to manage this risk, the Company may enter into receive fixed/pay variable interest rate swaps.

In using these interest rate swaps, the Company receives fixed interest rate payments and makes variable rate payments. The variable interest paid on the swap offsets the variable interest received on the investment, resulting in the Company receiving the fixed interest payments on the swap and the credit spread on the investment. The net receipt of a fixed rate will then approximate the fixed rate paid on the liability.

Foreign Currency Risk Management

The Company is exposed to changes in fair value of fixed rate investments denominated in a foreign currency due to changes in foreign currency exchange rates and related interest rates. In an effort to manage this risk, the Company uses cross-currency interest rate hedges to swap these asset characteristics to variable U.S. dollar rate instruments. Cross-currency interest rate swaps on assets are structured to pay a fixed rate, in the foreign currency, and receive a variable U.S. dollar rate, generally 3-month U.S. LIBOR. These derivative instruments are designated as a fair value hedge of the fixed rate foreign denominated asset.

Cross-currency interest rate swaps on variable rate investments are structured to pay a variable rate, in the foreign currency, and receive a fixed U.S. dollar rate. The terms of the foreign currency paid on the swap will exactly match the terms of the foreign currency received on the asset, thus eliminating currency risk. These derivative instruments are designated as a cash flow hedge.

Equity Market Risk Management

Asset fees calculated as a percentage of the separate account assets are a significant source of revenue to the Company. As of December 31, 2006, approximately 77% of separate account assets were invested in equity mutual funds (approximately 76% as of December 31, 2005). Gains and losses in the equity markets result in corresponding increases and decreases in the Company’s separate account assets and asset fee revenue. In addition, a decrease in separate account assets may decrease the Company’s expectations of future profit margins due to a decrease in asset fee revenue and/or an increase in guaranteed contract claims, which may require the Company to accelerate the amortization of DAC.

Many of the Company’s individual variable annuity contracts offer GMDB features. A GMDB generally provides a benefit if the annuitant dies and the contract value is less than a specified amount, which may be based on the premiums paid less amounts withdrawn or contract value on a specified anniversary date. A decline in the stock market causing the contract value to fall below this specified amount, which varies from contract to contract based on the date the contract was entered into as well as the GMDB feature elected, will increase the net amount at risk, which is the GMDB in excess of the contract value. This could result in additional GMDB claims.

In an effort to mitigate this risk, the Company has implemented a GMDB economic hedging program for certain new and existing business. Prior to implementation of the GMDB hedging program in 2000, the Company managed this risk primarily by entering into reinsurance arrangements. The GMDB economic hedging program is designed to offset changes in the economic value of the GMDB obligation up to a return of the contractholder’s premium payments. However, the first 10% of GMDB claims are not hedged. Currently the program shorts S&P 500 index futures, which provides an offset to changes in the value of the designated obligation. The futures are not designated as hedges and, therefore, hedge accounting is not applied. The Company’s economic evaluation of the GMDB obligation is not consistent with current accounting treatment of the GMDB obligation. Therefore, the economic hedging activity is likely to lead to earnings volatility. This volatility was negligible in 2006. As of December 31, 2006 and 2005, the net amount at risk was $13.8 million and $28.5 million before reinsurance, respectively, and $7.6 million and $14.7 million net of reinsurance, respectively. As of December 31, 2006 and 2005, the Company’s reserve for GMDB claims was $0.8 million and $0.6 million, respectively. See Note 3 for discussion of the impact of adopting a new accounting principle regarding GMDB reserves in 2004.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

Other Non-Hedging Derivatives

The Company sells credit default protection on selected debt instruments and combines the credit default swap with selected assets the Company owns to replicate a higher yielding bond. These selected assets may have sufficient duration for the related liability, but do not earn a sufficient credit spread. The combined credit default swap and investments provide cash flows with the duration and credit spread targeted by the Company. The credit default swaps do not qualify for hedge accounting treatment.

The Company also has purchased credit default protection on selected debt instruments exposed to short-term credit concerns, or because the combination of the corporate bond and purchased default protection provides sufficient spread and duration targeted by the Company. The purchased credit default protection does not qualify for hedge accounting treatment.

Quantitative Disclosure

Fair Value Hedges

During the years ended December 31, 2006, 2005 and 2004, net gains of $0.1 million, $0.1 million and $2.3 million, respectively, were recognized in net realized gains and losses on investments, hedging instruments and hedged items. This represents the ineffective portion of the fair value hedging relationships. There were no gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness. There were also no gains or losses recognized in earnings as a result of hedged firm commitments no longer qualifying as fair value hedges.

Cash Flow Hedges

For the year ended December 31, 2006, 2005 and 2004, the ineffective portion of cash flow hedges was a net gain of $0.1 million, a net gain of $0.2 million and a net loss of $2.6 million, respectively. There were no net gains or losses attributable to the portion of the derivative instruments’ changes in fair value excluded from the assessment of hedge effectiveness.

The Company does not anticipate reclassifying any amounts out of AOCI over the next 12-month period.

In general, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with forecasted transactions, other than those relating to variable interest on existing financial instruments, is twelve months or less.

Other Derivative Instruments

Net realized gains and losses on investments, hedging instruments and hedged items for the years ended December 31, 2006, 2005 and 2004 included a net gain of $0.2 million, a net loss of $1.2 million and a net loss of $0.1 million, respectively, related to other derivative instruments not designated in hedging relationships.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes the notional amount of derivative financial instruments outstanding as of December 31:

(in millions)	2006	2005
Interest rate swaps:
Pay fixed/receive variable rate swaps hedging investments	$7.0	$16.2
Pay variable/receive fixed rate swaps hedging investments	8.0	18.0
Cross-currency interest rate swaps:
Hedging foreign currency denominated investments	32.4	48.2
Credit default swaps and other non-hedging instruments	56.0	76.0

Total	$103.4	$158.4

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

(6)	Investments
The following table summarizes the amortized cost, gross unrealized gains and losses, and estimated fair values of securities available-for-sale as of the dates indicated:

(in millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2006:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$17.4	$0.3	$0.3	$17.4
Agencies not backed by the full faith and credit of the U.S. Government	19.3	—	0.2	19.1
Obligations of states and political subdivisions	41.8	0.1	0.9	41.0
Corporate securities
Public	1,178.6	13.0	14.9	1,176.7
Private	876.1	13.4	12.5	877.0
Mortgage-backed securities – U.S. Government-backed	602.6	0.8	10.5	592.9
Asset-backed securities	519.9	2.7	4.6	518.0

Total fixed maturity securities	3,255.7	30.3	43.9	3,242.1
Equity securities	5.6	—	—	5.6

Total securities available-for-sale	$3,261.3	$30.3	$43.9	$3,247.7

December 31, 2005:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$19.7	$0.5	$0.2	$20.0
Agencies not backed by the full faith and credit of the U.S. Government	117.7	0.3	1.7	116.3
Obligations of states and political subdivisions	46.1	0.3	0.5	45.9
Corporate securities
Public	1,677.8	26.9	21.8	1,682.9
Private	1,121.3	25.4	13.5	1,133.2
Mortgage-backed securities – U.S. Government-backed	853.9	2.5	12.3	844.1
Asset-backed securities	498.1	3.6	4.8	496.9

Total fixed maturity securities	4,334.6	59.5	54.8	4,339.3
Equity securities	6.1	0.2	—	6.3

Total securities available-for-sale	$4,340.7	$59.7	$54.8	$4,345.6

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The table below summarizes the amortized cost and estimated fair value of fixed maturity securities available-for-sale, by maturity, as of December 31, 2006. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(in millions)	Amortized cost	Estimated fair value
Fixed maturity securities available-for-sale:
Due in one year or less	$399.7	$399.0
Due after one year through five years	918.2	920.2
Due after five years through ten years	565.9	563.1
Due after ten years	249.4	248.9

Subtotal	2,133.2	2,131.2
Mortgage-backed securities – U.S. Government-backed	602.6	592.9
Asset-backed securities	519.9	518.0

Total	$3,255.7	$3,242.1

The following table presents the components of net unrealized (losses) gains on securities available-for-sale as of December 31:

(in millions)	2006	2005
Net unrealized (losses) gains, before adjustments and taxes	$(13.6)	$4.9
Adjustment to DAC	12.8	6.2
Deferred federal income taxes	0.3	(3.9)

Net unrealized (losses) gains	$(0.5)	$7.2

The following table presents an analysis of the net decrease in net unrealized gains on securities available-for-sale before adjustments and taxes for the years ended December 31:

(in millions)	2006	2005	2004
Fixed maturity securities	$(18.3)	$(143.4)	$(48.0)
Equity securities	(0.2)	(0.8)	1.0

Net change	$(18.5)	$(144.2)	$(47.0)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes by time the gross unrealized losses on securities available-for-sale in an unrealized loss position as of the dates indicated:

	Less than or equal to one year		More than one year		Total
(in millions)	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
December 31, 2006:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$4.8	$0.1	$5.4	$0.2	$10.2	$0.3
Agencies not backed by the full faith and credit of the U.S. Government	7.2	—	11.9	0.2	19.1	0.2
Obligations of states and political subdivisions	10.8	0.1	28.2	0.8	39.0	0.9
Corporate securities
Public	284.9	2.0	458.1	12.9	743.0	14.9
Private	122.7	1.7	346.4	10.8	469.1	12.5
Mortgage-backed securities – U.S. Government-backed	123.2	0.8	367.0	9.7	490.2	10.5
Asset-backed securities	90.9	0.4	191.1	4.2	282.0	4.6

Total	$644.5	$5.1	$1,408.1	$38.8	$2,052.6	$43.9

% of gross unrealized losses		12%		88%

December 31, 2005:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S. Government corporations	$3.2	$0.1	$2.3	$0.1	$5.5	$0.2
Agencies not backed by the full faith and credit of the U.S. Government	97.7	1.7	—	—	97.7	1.7
Obligations of states and political subdivisions	21.1	0.3	9.4	0.2	30.5	0.5
Corporate securities
Public	639.9	12.3	224.2	9.5	864.1	21.8
Private	307.4	8.1	146.5	5.4	453.9	13.5
Mortgage-backed securities – U.S. Government-backed	588.4	10.7	50.9	1.6	639.3	12.3
Asset-backed securities	226.0	3.3	40.0	1.5	266.0	4.8

Total	$1,883.7	$36.5	$473.3	$18.3	$2,357.0	$54.8

% of gross unrealized losses		67%		33%

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

Increases in unrealized losses more than one year are primarily due to changes in the interest rate environment. Those securities are not considered other-than-temporarily impaired because the decline in market value is attributed to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until recovery.

Proceeds from the sale of securities available-for-sale during 2006, 2005 and 2004 were $806.0 million, $491.0 million and $237.0 million, respectively. During 2006, gross gains of $10.2 million ($9.8 million and $6.8 million in 2005 and 2004, respectively) and gross losses of $21.1 million ($3.4 million and $1.2 million in 2005 and 2004, respectively) were realized on those sales.

The following table summarizes activity in the valuation allowance account for mortgage loans on real estate for the years ended December 31:

(in millions)	2006	2005	2004
Allowance, beginning of period	$3.4	$3.5	$3.3
Net (reductions) additions to allowance	(0.7)	(0.1)	0.2

Allowance, end of period	$2.7	$3.4	$3.5

The following table summarizes net realized (losses) gains on investments, hedging instruments and hedged items by source for the years ended December 31:

(in millions)	2006	2005	2004
Total realized gains on sales, net of hedging losses	$5.3	$10.7	$7.3
Total realized losses on sales, net of hedging gains	(22.6)	(4.1)	(1.8)
Total other-than-temporary and other investment impairments	(0.7)	(4.4)	(6.0)
Credit default swaps	0.5	(1.2)	(0.1)
Periodic net coupon settlements on non-qualifying derivatives	0.6	0.7	1.2
Other derivatives	—	(0.8)	(0.3)

Net realized (losses) gains on investments, hedging instruments and hedged items	$(16.9)	$0.9	$0.3

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes net investment income by investment type for the years ended December 31:

(in millions)	2006	2005	2004
Securities available-for-sale:
Fixed maturity securities	$204.6	$254.7	$258.7
Equity securities	0.5	0.3	0.4
Mortgage loans on real estate	69.9	79.9	77.3
Real estate	0.2	0.9	0.2
Short-term investments	15.0	0.5	0.3
Derivatives	1.7	0.1	0.1
Other	0.5	0.9	0.6

Gross investment income	292.4	337.3	337.6
Less:
Investment expenses	8.3	9.2	7.1
Net investment income ceded (Note 10)	241.8	290.5	294.9

Net investment income	$42.3	$37.6	$35.6

Fixed maturity securities with an amortized cost of $4.6 million and $6.5 million as of December 31, 2006 and 2005, respectively, were on deposit with various regulatory agencies as required by law.

As of December 31, 2006, the Company had not pledged any fixed maturity securities as collateral to various derivative counterparties compared to $1.8 million in 2005.

As of December 31, 2006 and 2005, the Company had received $65.2 million and $143.1 million, respectively, of cash collateral on securities lending. The cash collateral is included in short-term investments with a corresponding liability recorded in other liabilities. As of December 31, 2006 and 2005, the Company had loaned fixed maturity securities available-for-sale with a fair value of $62.9 million and $139.2 million, respectively.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

(7)	Variable Annuity Contracts
The Company issues traditional variable annuity contracts through its separate accounts, for which investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder. The Company also issues non-traditional variable annuity contracts in which the Company provides various forms of guarantees to benefit the related contractholders. The Company provides two primary guarantee types under its non-traditional variable annuity contracts: (1) GMDB and (2) guaranteed minimum income benefits (GMIB).

The GMDB provides a specified minimum return upon death. Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse. The survivor has the option to terminate the contract or continue it and have the death benefit paid into the contract and a second death benefit paid upon the survivor’s death. The Company has offered five primary GMDB types:

•
Return of premium– provides the greater of account value or total deposits made to the contract less any partial withdrawals and assessments, which is referred to as “net premiums”. There are two variations of this benefit. In general, there is no lock in age for this benefit. However, for some contracts the GMDB reverts to the account value at a specified age, typically age 75.

•
Reset– provides the greater of a return of premium death benefit or the most recent five-year anniversary (prior to lock-in age) account value adjusted for withdrawals. For most contracts, this GMDB locks in at age 86 or 90, and for others the GMDB reverts to the account value at age 75, 85, 86 or 90.

•
Ratchet– provides the greater of a return of premium death benefit or the highest specified “anniversary” account value (prior to age 86) adjusted for withdrawals. Currently, there are three versions of ratchet, with the difference based on the definition of anniversary: monthaversary – evaluated monthly; annual – evaluated annually; and five-year – evaluated every fifth year.

•
Rollup– provides the greater of a return of premium death benefit or premiums adjusted for withdrawals accumulated at generally 5% simple interest up to the earlier of age 86 or 200% of adjusted premiums. There are two variations of this benefit. For certain contracts, this GMDB locks in at age 86, and for others the GMDB reverts to the account value at age 75.

•
Earnings enhancement– provides an enhancement to the death benefit that is a specified percentage of the adjusted earnings accumulated on the contract at the date of death. There are two versions of this benefit: (1) the benefit expires at age 86, and a credit of 4% of account value is deposited into the contract; and (2) the benefit does not have an end age, but has a cap on the payout and is paid upon the first death in a spousal situation. Both benefits have age limitations. This benefit is paid in addition to any other death benefits paid under the contract.

The GMIB is a living benefit that provides the contractholder with a guaranteed annuitization value. The GMIB types are:

•	Ratchet– provides an annuitization value equal to the greater of account value, net premiums or the highest one-year anniversary account value (prior to age 86) adjusted for withdrawals.

•
Rollup– provides an annuitization value equal to the greater of account value and premiums adjusted for withdrawals accumulated at 5% compound interest up to the earlier of age 86 or 200% of adjusted premiums.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes the account values and net amount at risk, net of reinsurance, for variable annuity contracts with guarantees invested in both general and separate accounts as of December 31:

	2006			2005
(in millions)	Account value	Net amount at risk[1]	Wtd. avg. attained age	Account value	Net amount at risk[1]	Wtd. avg. attained age
GMDB:
Return of premium	$225.7	$—	65	$222.9	$0.1	66
Reset	1,136.9	5.9	65	1,339.6	13.1	63
Ratchet	195.9	0.1	66	187.5	0.2	69
Rollup	51.1	0.3	60	59.6	0.4	60

Subtotal	1,609.6	$6.3	64	1,809.6	13.8	63
Earnings enhancement	12.8	1.3	60	11.9	0.9	61

Total - GMDB	$1,622.4	$7.6	64	$1,821.5	$14.7	63

GMIB[2]:
Ratchet	$16.1	$—	N/A	$14.8	$—	N/A
Rollup	40.8	—	N/A	39.0	—	N/A

Total - GMIB	$56.9	$—	N/A	$53.8	$—	N/A

[1]
Net amount at risk is calculated on a seriatum basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit). As it relates to GMIB, net amount at risk is calculated as if all policies were eligible to annuitize immediately, although all GMIB options have a waiting period of at least 7 years from issuance, with the earliest annuitizations beginning in 2006.

[2]	The weighted average period remaining until expected annuitization is not meaningful and has not been presented because there is currently no material GMIB exposure.
The following table is a rollforward of the liabilities for guarantees on variable annuity contracts reflected in the Company’s general account for the years indicated:

(in millions)	GMDB	GMIB	Total
Balance as of December 31, 2004	$0.5	$—	$0.5
Expense provision	0.6	—	0.6
Net claims paid	(0.5)	—	(0.5)

Balance as of December 31, 2005	0.6	—	0.6
Expense provision	0.6	—	0.6
Net claims paid	(0.4)	—	(0.4)

Balance as of December 31, 2006	$0.8	$—	$0.8

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The following table summarizes account balances of contracts with guarantees that were invested in separate accounts as of December 31:

(in millions)	2006	2005
Mutual funds:
Bond	$306.3	$348.6
Domestic equity	1,141.0	1,284.7
International equity	55.5	45.3

Total mutual funds	1,502.8	1,678.6
Money market funds	22.7	20.3

Total	$1,525.5	$1,698.9

The Company’s GMDB claim reserves are determined by estimating the expected value of death benefits on contracts that trigger a policy benefit and recognizing the excess ratably over the accumulation period based on total expected assessments. GMIB claim reserves are determined each period by estimating the expected value of annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total assessments. The Company regularly evaluates its GMDB and GMIB claim reserve estimates and adjusts the additional liability balances as appropriate, with a related charge or credit to other benefits and claims in the period of evaluation if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in calculating GMIB claim reserves are consistent with those used for calculating GMDB claim reserves. In addition, the calculation of GMIB claim reserves assumes benefit utilization ranges from a low of 3% when the contractholder’s annuitization value is 10% in the money to 100% utilization when the contractholder is 90% in the money.

The following assumptions and methodology were used to determine the GMDB claim reserves as of December 31, 2006 and December 31, 2005:

•	Data used was based on a combination of historical numbers and future projections involving 50 probabilistically generated economic scenarios

•	Mean gross equity performance – 8.1%

•	Equity volatility – 18.7%

•	Mortality – 100% of Annuity 2000 table

•	Asset fees – equivalent to mutual fund and product loads

•	Discount rate – 8.0%
Lapse rate assumptions vary by duration as shown below:

Duration (years)	1	2	3	4	5	6	7	8	9	10+
Minimum	4.00%	5.00%	6.00%	7.00%	8.00%	9.50%	10.00%	11.00%	14.00%	14.00%
Maximum	4.00%	5.00%	6.00%	7.00%	35.00%	35.00%	23.00%	35.00%	35.00%	23.00%

(8)	Federal Income Taxes
Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, the ultimate majority shareholder of NFS. Effective October 1, 2002, Nationwide Corporation’s ownership in NFS decreased from 79.8% to 63.0%. Therefore, NFS and its subsidiaries, including the Company, no longer qualify to be included in the NMIC consolidated federal income tax return. The members of the NMIC consolidated federal income tax return group participated in a tax sharing arrangement, which provided, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

Under Internal Revenue Code regulations, NFS and its subsidiaries cannot file a life/non-life consolidated federal income tax return until five full years following NFS’ departure from the NMIC consolidated federal income tax return group. Therefore, NFS and its direct non-life insurance company subsidiaries will file a consolidated federal income tax return; NLIC and the Company will file a consolidated federal income tax return; and the direct non-life insurance companies under NLIC will file separate federal income tax returns, until 2008, when NFS will become eligible to file a single life/non-life consolidated federal income tax return with all of its subsidiaries.

The following table summarizes the tax effects of temporary differences that give rise to significant components of the net deferred tax liability as of December 31:

(in millions)	2006	2005
Deferred tax assets:
Future policy benefits	$17.4	$20.8
Fixed maturity securities	6.6	—
Other	3.3	5.2

Gross deferred tax assets	27.3	26.0

Deferred tax liabilities:
Deferred policy acquisition costs	45.1	31.6
Equity securities and other investments	6.0	7.5
Other	3.0	2.5

Gross deferred tax liabilities	54.1	41.6

Net deferred tax liability	$26.8	$15.6

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Future taxable amounts or recovery of federal income taxes paid within the statutory carryback period can offset nearly all future deductible amounts. There was no valuation allowance as of December 31, 2006 and 2005.

The Company’s current federal income tax asset, due from NLIC, was $10.2 million and $3.9 million as of December 31, 2006 and 2005, respectively.

The following table summarizes federal income tax expense attributable to income from continuing operations for the years ended December 31:

(in millions)	2006	2005	2004
Current	$(7.0)	$(5.3)	$22.2
Deferred	14.0	19.9	(5.2)

Federal income tax expense	$7.0	$14.6	$17.0

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

Total federal income tax expense differs from the amount computed by applying the U.S. federal income tax rate to income from continuing operations before federal income taxes as follows for the years ended December 31:

	2006		2005		2004
(dollars in millions)	Amount	%	Amount	%	Amount	%
Computed (expected) tax expense	$11.4	35.0	$17.8	35.0	$18.5	35.0
Tax exempt interest and dividends received deduction	(2.3)	(7.1)	(3.9)	(7.6)	(1.6)	(3.1)
Other, net	(2.1)	(6.4)	0.7	1.3	0.1	0.2

Total	$7.0	21.5	$14.6	28.7	$17.0	32.1

Total amounts (refunded) paid to NLIC for federal income taxes were $(1.7) million, $20.2 million and $17.2 million during the years ended December 31, 2006, 2005 and 2004, respectively.

(9)	Shareholder’s Equity, Regulatory Risk-Based Capital and Dividend Restrictions
Regulatory Risk-Based Capital

The State of Ohio, where the Company is domiciled, imposes minimum risk-based capital requirements that were developed by the National Association of Insurance Commissioners (NAIC). The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeded the minimum risk-based capital requirements for all periods presented herein.

Dividend Restrictions

State insurance laws generally restrict the ability of insurance companies to pay cash dividends and make other payments in excess of certain prescribed limitations without prior approval. The Company is limited in the amount of shareholder dividends it may pay without prior approval by the Ohio Department of Insurance. The Company did not pay any dividends to NLIC during 2006. The statutory capital and surplus of the Company as of December 31, 2006 and 2005 was $158.6 million and $209.2 million, respectively. The statutory net (loss) income of the Company for the years ended December 31, 2006, 2005 and 2004 was $(45.6) million, $(17.0) million and $12.5 million, respectively. As of January 1, 2007, based on statutory financial results as of and for the year ended December 31, 2006, the Company could pay dividends totaling $15.9 million without obtaining prior approval.

The Company currently does not expect such regulatory requirements to impair its ability to pay future operating expenses, interest and shareholder dividends.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

Comprehensive Income (Loss)

The Company’s comprehensive income (loss) includes net income and certain items that are reported directly within separate components of shareholder’s equity that are not recorded in net income (other comprehensive income or loss).

The following table summarizes the Company’s other comprehensive loss, before and after federal income tax benefit, for the years ended December 31:

(in millions)	2006	2005	2004
Net unrealized losses on securities available-for-sale arising during the period:
Net unrealized losses before adjustments	$(29.7)	$(146.4)	$(47.4)
Net adjustment to deferred policy acquisition costs	6.6	73.4	31.2
Related federal income tax benefit	8.1	25.5	5.6

Net unrealized losses	(15.0)	(47.5)	(10.6)

Reclassification adjustment for net realized losses on securities available-for-sale realized during the period:
Net unrealized losses	11.2	2.2	0.4
Related federal income tax benefit	(3.9)	(0.7)	(0.1)

Net reclassification adjustment	7.3	1.5	0.3

Other comprehensive loss on securities available-for-sale	(7.7)	(46.0)	(10.3)

Accumulated net holding gains (losses) on cash flow hedges:
Unrealized holding gains (losses)	3.7	2.7	(7.7)
Related federal income tax (expense) benefit	(1.3)	(1.0)	2.7

Other comprehensive income (loss) on cash flow hedges	2.4	1.7	(5.0)

Total other comprehensive loss	$(5.3)	$(44.3)	$(15.3)

Adjustments for net realized gains and losses on the ineffective portion of cash flow hedges were immaterial during the years ended December 31, 2006, 2005 and 2004.

(10)	Related Party Transactions
The Company has entered into significant, recurring transactions and agreements with NMIC and other affiliates as a part of its ongoing operations. These include office space leases and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany repurchases and cash management services. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies and that are within industry guidelines and practices.

In addition, Nationwide Services Company, LLC (NSC), a subsidiary of NMIC, provides computer, telephone, mail, employee benefits administration and other services to NMIC and certain of its direct and indirect subsidiaries, including the Company, based on specified rates for units of service consumed. For the years ended December 31, 2006, 2005 and 2004, the Company made payments to NMIC and NSC totaling $2.6 million, $3.5 million and $3.1 million, respectively.

The Company leases office space from NMIC. For the years ended December 31, 2006, 2005 and 2004, the Company made lease payments to NMIC of $0.2 million, $0.2 million and $0.3 million, respectively.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

The Company has a reinsurance agreement with NLIC whereby certain individual deferred fixed annuity contracts are ceded on a modified coinsurance basis. Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer. Under the terms of the Company’s agreement, the investment risk associated with changes in interest rates is borne by NLIC. Risk of asset default is retained by the Company, although a fee is paid by NLIC to the Company for the Company’s retention of such risk. The agreement will remain in force until all contract obligations are settled. Amounts ceded to NLIC in 2006 include premiums of $101.1 million ($100.5 million and $484.2 million in 2005 and 2004, respectively); net investment income of $241.8 million ($290.5 million and $294.9 million in 2005 and 2004, respectively); policy reserves of $3.89 billion ($5.00 billion in 2005); and benefits, claims and other expenses of $365.8 million ($356.7 million and $739.6 million in 2005 and 2004, respectively).

The Company also has a reinsurance agreement with NLIC whereby a certain life insurance contract is ceded on a 100% coinsurance basis. No premium amounts were ceded to NLIC in 2006, 2005 and 2004, and benefits of $0.3 million, $0.4 million and $0.2 million were ceded to NLIC during 2006, 2005 and 2004, respectively. Policy reserves ceded and amounts receivable from NLIC under this agreement totaled $125.8 million and $121.8 million as of December 31, 2006 and 2005, respectively.

Funds of NWD Investment Management, Inc. (NWD), an affiliate formerly known as Gartmore Global Investments, Inc., are offered to the Company’s customer as investment options in certain of the Company’s products. As of December 31, 2006 and 2005, customer allocations to NWD funds totaled $176.0 million and $198.6 million, respectively. For the years ended December 31, 2006, 2005 and 2004, NWD paid the Company $0.9 million, $0.8 million and $0.6 million, respectively, for the distribution and servicing of these funds.

The Company also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value. Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest. As of December 31, 2006 and 2005, the Company had no outstanding borrowings from affiliated entities under such agreements. During 2006, 2005 and 2004, the most the Company had outstanding at any given time was $57.6 million, $53.2 million and $36.9 million, respectively, and the amounts the Company incurred for interest expense on intercompany repurchase agreements during these years were immaterial.

The Company and various affiliates have agreements with Nationwide Cash Management Company (NCMC), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC for the benefit of the Company were $7.4 million and $33.2 million as of December 31, 2006 and 2005, respectively, and are included in short-term investments on the balance sheets.

Through September 30, 2002, the Company filed a consolidated federal income tax return with NMIC, as discussed in more detail in Note 8. Effective October 1, 2002, the Company began filing a consolidated federal income tax return with NLIC. Total payments (from) to NMIC were $(0.6) million, $6.3 million and $0.9 million in the years ended December 31, 2006, 2005 and 2004, respectively. These payments related to tax years prior to deconsolidation.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

(11)	Contingencies
Legal Matters

The Company is a party to litigation and arbitration proceedings in the ordinary course of its business. It is not possible to determine the ultimate outcome of the pending investigations and legal proceedings or to provide reasonable ranges of potential losses. Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of plaintiffs’ claims for liability or damages. In many of the cases, plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, that are difficult to quantify and cannot be defined based on the information currently available. The Company does not believe, based on information currently known by management, that the outcomes of such pending investigations and legal proceedings are likely to have a material adverse effect on the Company’s financial position. However, given the large and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company’s financial results in a particular quarterly or annual period.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements against life insurers other than the Company.

The financial services industry, including mutual fund, variable annuity, life insurance and distribution companies, has also been the subject of increasing scrutiny by regulators, legislators and the media over the past few years. Numerous regulatory agencies, including the SEC, the National Association of Securities Dealers and the New York State Attorney General, have commenced industry-wide investigations regarding late trading and market timing in connection with mutual funds and variable insurance contracts, and have commenced enforcement actions against some mutual fund and life insurance companies on those issues. The Company has been contacted by or received subpoenas from the SEC and the New York State Attorney General, who are investigating market timing in certain mutual funds offered in insurance products sponsored by the Company. The Company has cooperated with these investigations. Information requests from the New York State Attorney General and the SEC with respect to investigations into late trading and market timing were last responded to by the Company and its affiliates in December 2003 and June 2005, respectively, and no further information requests have been received with respect to these matters.

In addition, state and federal regulators have commenced investigations or other proceedings relating to compensation and bidding arrangements and possible anti-competitive activities between insurance producers and brokers and issuers of insurance products, and unsuitable sales and replacements by producers on behalf of the issuer. Also under investigation are compensation and revenue sharing arrangements between the issuers of variable insurance contracts and mutual funds or their affiliates, the use of side agreements and finite reinsurance agreements, recordkeeping and retention compliance by broker/dealers, and supervision of former registered representatives. Related investigations and proceedings may be commenced in the future. The Company and/or its affiliates have been contacted by or received subpoenas from state and federal regulatory agencies, state securities law regulators and state attorneys general for information relating to certain of these investigations, including those relating to compensation, revenue sharing and bidding arrangements, anti-competitive activities, unsuitable sales or replacement practices, and the use of side agreements and finite reinsurance agreements. The Company is cooperating with regulators in connection with these inquiries and will cooperate with NMIC in responding to these inquiries to the extent that any inquiries encompass NMIC’s operations.

These proceedings are expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. These proceedings also could affect the outcome of one or more of the Company’s litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company in the future.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to Financial Statements, Continued

December 31, 2006, 2005 and 2004

On January 21, 2004, NLIC, Nationwide Life Insurance Company of America, NLAIC, NFS and Nationwide Financial Corporation (collectively referred to as the Companies) were named in a lawsuit filed in the United States District Court for the Northern District of Mississippi entitled United Investors Life Insurance Company v. Nationwide Life Insurance Company and/or Nationwide Life Insurance Company of America and/or Nationwide Life and Annuity Insurance Company and/or Nationwide Life and Annuity Company of America and/or Nationwide Financial Services, Inc. and/or Nationwide Financial Corporation, and John Does A-Z. In its complaint, the plaintiff alleges that the Companies and/or their affiliated life insurance companies caused the replacement of variable insurance policies and other financial products issued by United Investors with policies issued by the Companies. The plaintiff raises claims for (1) violations of the Federal Lanham Act, and common law unfair competition and defamation; (2) tortious interference with the plaintiff’s contractual relationship with Waddell & Reed, Inc. and/or its affiliates, Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc. and W&R Insurance Agency, Inc., or with the plaintiff’s contractual relationships with its variable policyholders; (3) civil conspiracy; and (4) breach of fiduciary duty. The complaint seeks compensatory damages, punitive damages, pre- and post-judgment interest, a full accounting, a constructive trust and costs and disbursements, including attorneys’ fees. On December 30, 2005, the Companies filed a motion for summary judgment. On June 15, 2006, the District Court granted the Companies’ motion for summary judgment on all grounds and dismissed the plaintiff’s entire case with prejudice. The plaintiff appealed the District Court’s decision to the Fifth Circuit Court of Appeals. The appeal has been fully briefed, and oral argument is scheduled for May 3, 2007. The Companies continue to defend this lawsuit vigorously.

Tax Matters

The Company’s federal income tax returns are routinely audited by the IRS. Management has established tax reserves representing its best estimate of additional amounts it may be required to pay if certain tax positions it has taken are challenged and ultimately denied by the IRS. These reserves are reviewed regularly and are adjusted as events occur that management believes impact its liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits or substantial agreement on the deductibility/non-deductibility of uncertain items, additional exposure based on current calculations, identification of new issues, release of administrative guidance or rendering of a court decision affecting a particular tax issue. Management believes its tax reserves reasonably provide for potential assessments that may result from IRS examinations and other tax-related matters for all open tax years.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Schedule I          Consolidated Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2006 (in millions)

Column A	Column B	Column C	Column D
Type of investment	Cost	Market value	Amount at which shown in the consolidated balance sheet
Fixed maturity securities available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government corporations	$17.4	$17.4	$17.4
Agencies not backed by the full faith and credit of the U.S. Government	19.3	19.1	19.1
Obligations of states and political subdivisions	41.8	41.0	41.0
Public utilities	244.7	244.6	244.6
All other corporate	2,932.5	2,920.0	2,920.0

Total fixed maturity securities available-for-sale	3,255.7	3,242.1	3,242.1

Equity securities available-for-sale	5.6	5.6	5.6
Mortgage loans on real estate, net	1,009.2		1,011.9	[1]
Policy loans	2.3		2.3
Short-term investments, including amounts managed by a related party	223.7		223.7

Total investments	$4,496.5		$4,485.6

[1]	Difference from Column B primarily is due to unamortized premiums on the principal value.
See accompanying report of independent registered public accounting firm.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Schedule IV        Reinsurance

As of December 31, 2006, 2005 and 2004 and for each of the years then ended (dollars in millions)

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2006
Life insurance in force	$19,016.4	$16,234.0	$—	$2,782.4	0.0%
Life insurance premiums [1]	25.9	15.4	—	10.5	0.0%

2005
Life insurance in force	$10,867.4	$9,169.3	$—	$1,698.1	0.0%
Life insurance premiums [1]	14.0	5.4	—	8.6	0.0%

2004
Life insurance in force	$3,760.0	$2,429.6	$—	$1,330.4	0.0%
Life insurance premiums [1]	4.2	—	—	4.2	0.0%

[1]	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment products and universal life insurance products.
See accompanying report of independent registered public accounting firm.

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Schedule V        Valuation and Qualifying Accounts

Years ended December 31, 2006, 2005 and 2004 (in millions)

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged (credited) to costs and expenses	Charged to other accounts	Deductions[1]	Balance at end of period
2006
Valuation allowances - mortgage loans on real estate	$3.4	$(0.6)	$—	$0.1	$2.7

2005
Valuation allowances - mortgage loans on real estate	$3.5	$(0.1)	$—	$—	$3.4

2004
Valuation allowances - mortgage loans on real estate	$3.3	$0.2	$—	$—	$3.5

[1]	Amounts represent transfers to real estate owned and recoveries.
See accompanying report of independent registered public accounting firm.

 PART C. OTHER INFORMATION

Item 26.              Exhibits

(a)
Resolution of the Depositor’s Board of Directors authorizing the establishment of the Registrant – Filed previously with registration statement (333-121878) on January 6, 2005, as document "exhibit26a.txt," and hereby incorporated by reference.

(b)	Not Applicable.

(c)
Underwriting or Distribution contracts between the Depositor and Principal Underwriter – Filed previously with registration statement (333-117998) on August 6, 2004, as document "item 26c.txt" and hereby incorporated by reference.

(d)	The form of the contract – Filed previously with registration statement (333-140608) on February 12, 2007, as document "contract.htm," and hereby incorporated by reference.

(e)	The form of the contract application – Filed previously with registration statement (333-140608) on February 12, 2007, as document "applications.htm," and hereby incorporated by reference.

(f)	Articles of Incorporation of Depositor – Filed previously with registration statement (333-117998) on August 6, 2004, as document "item 26f.txt," and hereby incorporated by reference.

(g)	Reinsurance Contracts – Filed previously with registration statement (333-140608) on February 12, 2007, as document "reinscontract.htm," and hereby incorporated by reference.

(h)
Participation Agreement – Attached hereto are electronic file copies of the executed agreements.  Specific fee and payment information, if any, has been redacted from the attached copies.  For information regarding payments Nationwide receives from underlying mutual funds, please see the "Information on Underlying Mutual Fund Payments" section of the prospectus and/or the underlying mutual fund prospectuses.

(1)	Fund Participation Agreement with AIM Variable Insurance Funds, AIM Advisors, Inc., and AIM Distributors dated January 6, 2003.

(2)	Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc. dated September 15, 2004, as amended.

(3)	Restated and Amended Fund Participation Agreement with The Dreyfus Corporation dated January 27, 2000, as amended.

(4)	Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp. dated April 1, 2006, as amended.

(5)
Fund Participation Agreement with Fidelity Variable Insurance Products Fund dated May 1, 1988, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V.

(6)
Fund Participation Agreement with Fidelity Variable Insurance Products Fund II dated July 15, 1989, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V.

(7)
Fund Participation Agreement with Fidelity Variable Insurance Products Fund III dated November 22, 1994, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V.

(8)	Amended and Restated Fund Participation Agreement with Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. dated May 1, 2003; as amended.

(9)(a)	Fund Participation Agreement, Service and Institutional Shares, with Janus Aspen Series, dated December 31, 1999.

(9)(b)	Fund Participation Agreement, Service II Shares, with Janus Aspen Series, dated May 5, 2002.

(10)	Fund Participation Agreement with M Fund, Inc. and M Financial Investment Advisers, Inc. dated May 1, 2007.

(11)	Amended and Restated Fund Participation Agreement with MFS® Variable Insurance Trust and Massachusetts Financial Services Company dated February 1, 2003 as amended.

(12)(a)	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated May 2, 2005, as amended.

(12)(b)
Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust), American Funds Insurance Series, and Capital Research and Management Company dated May 1, 2006.

(13)	Fund Participation Agreement with Neuberger Berman Advisers Management Trust / Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust) dated January 1, 2006.

(14)	Fund Participation Agreement with Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. dated April 13, 2007.

(15)
Fund Participation Agreement with T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc., and T. Rowe Price Investment Services, Inc. dated October 1, 2002, as amended.

(16)	Fund Participation Agreement with The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc., and Morgan Stanley Investment Management, Inc. dated February 1, 2002, as amended.

(i)
Administrative Contracts – Attached hereto are electronic file copies of the executed agreements.  Specific fee and payment information, if any, has been redacted from the attached copies.  For information regarding payments Nationwide receives from underlying mutual funds, please see the "Information on Underlying Mutual Fund Payments" section of the prospectus and/or the underlying mutual fund prospectuses.

(1)(a)	Administrative Services Agreement with AIM Advisors, Inc. dated July 1, 2005, as amended.

(1)(b)	Financial Support Agreement with AIM Variable Insurance Funds dated July 1, 2005.

(2)
Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc. dated September 15, 2004, as amended.  See Exhibit B for information related to administrative services.

(3)	Restated Administrative Services Agreement with The Dreyfus Corporation dated June 1, 2003, as amended, and 12b-1 letter agreement dated June 1, 2003, as amended.

(4)(a)	Dealer Agreement with Federated Securities Corp dated October 26, 2006.

(4)(b)
Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp. dated April 1, 2006, as amended, see Exhibit B of Fund Participation Agreement for information related to administrative services.

(5)(a)	Administrative Service Agreement with Fidelity Investments Institutional Operations Company, Inc. dated April 1, 2002, as amended.

(5)(b)	Service Contract, with Fidelity Distributors Corporation dated June 18, 2002, as amended.

(6)	Administrative Services Agreement with Franklin Templeton Services, LLC dated May 1, 2003, as amended.

(7)	Distribution and Shareholder Services Agreement with Janus Distributors, Inc. dated December 31, 1999.

(8)	Administrative Service Agreement with M Fund, Inc. dated May 1, 2005.

(9)
Amended and Restated Fund Participation Agreement with MFS® Variable Insurance Trust and Massachusetts Financial Services Company dated February 1, 2003 as amended, see Article V for information related to administrative services.

(10)
Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated May 2, 2005, as amended.  See Exhibit B and Exhibit E for information related to administrative services.

(11)
Fund Participation Agreement with Neuberger Berman Advisers Management Trust / Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust) dated January 1, 2006.  See Exhibit D for information related to administrative services.

(12)	Revenue Sharing Agreement with Oppenheimer Variable Account Funds dated April 13, 2006.

(13)	Administrative Services Letter Agreement with T. Rowe Price Associates, Inc. and T. Rowe Price International, Inc. dated October 1, 2002, as amended.

(14)	Administrative Services Agreement with Morgan Stanley Distribution, Inc. (The Universal Institutional Funds, Inc.) dated May 5, 2005, as amended.

(j)	Not Applicable.

(k)	Opinion of Counsel – Filed previously with registration statement (333-140608) on February 12, 2007, as document "opinionofcounsel.htm" and hereby incorporated by reference.

(l)	Not Applicable.

(m)	Not Applicable.

(n)	Consent of Independent Registered Public Accounting Firm – Attached hereto.

(o)	Not Applicable.

(p)	Not Applicable.

(q)	Redeemability Exemption Procedures – Attached hereto.

(99)	Power of Attorney – Filed previously with registration statement (333-140608) on February 12, 2007, as document "powerofattorney.htm," and hereby incorporated by reference.

Item 27.                      Directors and Officers of the Depositor

Chairman of the Board and Director	Arden L. Shisler
Chief Executive Officer and Director	W. G. Jurgensen
President and Chief Operating Officer	Mark R. Thresher
Executive Vice President and Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President-Chief Administrative Officer	Terri L. Hill
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Marketing Officer	James R. Lyski
Executive Vice President-Finance, Investments and Strategy	Robert A. Rosholt
Senior Vice President and Treasurer	Harry H. Hallowell
Senior Vice President-Chief Compliance Officer	Carol Baldwin Moody
Senior Vice President-Chief Financial Officer	Timothy G. Frommeyer
Senior Vice President-Chief Investment Officer	Gail G. Snyder
Senior Vice President-CIO Strategic Investments	Gary I. Siroko
Senior Vice President-Corporate Relations	Gregory S. Lashutka
Senior Vice President-Corporate Strategy	J. Stephen Baine
Senior Vice President-Division General Counsel	Thomas W. Dietrich
Senior Vice President-Enterprise Chief Risk Officer	Brian W. Nocco
Senior Vice President-Health and Productivity	Holly R. Snyder
Senior Vice President-In Retirement Business Head	Keith I. Millner
Senior Vice President-Individual Protection Business Head	Peter A. Golato
Senior Vice President-Information Technology	Srinivas Koushik
Senior Vice President-Internal Audits	Kelly A. Hamilton
Senior Vice President-NF Marketing	Gordon E. Hecker
Senior Vice President-NF Systems	R. Dennis Noice
Senior Vice President-Non-Affiliated Sales	John Laughlin Carter
Senior Vice President-NW Retirement Plans	William S. Jackson
Senior Vice President-President - Nationwide Bank	Anne L. Arvia
Senior Vice President-Property and Casualty Claims	David R. Jahn
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	James R. Burke
Senior Vice President-Property and Casualty Human Resources	Gale V. King
Senior Vice President-Property and Casualty Personal Lines Product Pricing	J. Lynn Greenstein
Vice President-Assistant to the CEO and Secretary	Thomas E. Barnes
Director	Joseph A. Alutto
Director	James G. Brocksmith, Jr.
Director	Keith W. Eckel
Director	Lydia M. Marshall
Director	Donald L. McWhorter
Director	David O. Miller
Director	Martha Miller de Lombera
Director	James F. Patterson
Director	Gerald D. Prothro
Director	Alex Shumate

The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, Ohio 43215

Item 28.                 Persons Controlled by or Under Common Control with the Depositor or Registrant.
*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
1717 Advisory Services, Inc.	Pennsylvania		The company was formerly registered as an investment advisor and is currently inactive.
1717 Brokerage Services, Inc.	Pennsylvania		The company is a multi-state licensed insurance agency.
1717 Capital Management Company*	Pennsylvania		The company is registered as a broker-dealer and investment advisor.
1717 Insurance Agency of Massachusetts, Inc.	Massachusetts		The company is established to grant proper licensing to the Nationwide Life Insurance Company of America affiliates in Massachusetts.
1717 Insurance Agency of Texas, Inc.	Texas		The company is established to grant proper licensing to the Nationwide Life Insurance Company of America affiliates in Texas.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands		The company is in the business of reinsurance of mortgage guaranty risks.
AID Finance Services, Inc.	Iowa		The company operates as a holding company.
ALLIED General Agency Company	Iowa		The company acts as a general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa		The company is a property and casualty insurance holding company.
ALLIED Property and Casualty Insurance Company	Iowa		The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas		The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company for the independent agency companies.
Allnations, Inc.	Ohio		The company engages in promoting, extending, and strengthening cooperative insurance organizations throughout the world.
AMCO Insurance Company	Iowa		The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida		The company is an underwriting manager for ocean cargo and hull insurance.
Atlantic Floridian Insurance Company (f.k.a Nationwide Atlantic Insurance Company)	Ohio		The company writes personal lines residential property insurance in the State of Florida.
Audenstar Limited	England and Wales		The company is an investment holding company.
BlueSpark, LLC	Ohio		The company is currently inactive.
Cal-Ag Insurance Services, Inc.	California		The company is an insurance agency.
CalFarm Insurance Agency	California		The company is an insurance agency.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Colonial County Mutual Insurance Company*	Texas		The company underwrites non-standard automobile and motorcycle insurance and other various commercial liability coverages in Texas.
Corviant Corporation	Delaware
The purpose of the company is to create a captive distribution network through which affiliates can sell multi-manager investment products, insurance products and sophisticated estate planning services.

Crestbrook Insurance Company* (f.k.a. CalFarm Insurance Company)	Ohio		The company is an Ohio-based multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa		The company underwrites general property and casualty insurance.
DVM Insurance Agency, Inc.	California		This company places pet insurance business not written by Veterinary Pet Insurance Company outside of California with National Casualty Company.
F&B, Inc.	Iowa		The company is an insurance agency that places business with carriers other than Farmland Mutual Insurance Company and its affiliates.
Farmland Mutual Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Financial Settlement Services Agency, Inc.	Ohio		The company is an insurance agency in the business of selling structured settlement products.
FutureHealth Corporation	Maryland		The company is a wholly-owned subsidiary of FutureHealth Holding Company, which provides population health management.
FutureHealth Holding Company	Maryland		The company provides population health management.
FutureHealth Technologies Corporation	Maryland		The company is a wholly-owned subsidiary of FutureHealth Holding Company, which provides population health management.
Gartmore Distribution Services, Inc.*	Delaware		The company is a limited purpose broker-dealer.
Gartmore Investor Services, Inc.	Ohio		The company provides transfer and dividend disbursing agent services to various mutual fund entities.
Gartmore Morley Capital Management, Inc.	Oregon		The company is an investment advisor and stable value money manager.
Gartmore Mutual Fund Capital Trust	Delaware		The trust acts as a registered investment advisor.
Gartmore S.A. Capital Trust	Delaware		The trust acts as a registered investment advisor.
Gates, McDonald & Company	Ohio		The company provides services to employers for managing workers' compensation matters and employee benefits costs.
Gates, McDonald & Company of New York, Inc.	New York		The company provides workers' compensation and self-insured claims administration services to employers with exposure in New York.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
GatesMcDonald DTAO, LLC	Ohio		The company provides disability tax reporting services.
GatesMcDonald DTNHP, LLC	Ohio		The company provides disability tax reporting services.
GatesMcDonald DTC, LLC	Ohio		The company provides disability tax reporting services.
GatesMcDonald Health Plus Inc.*	Ohio		The company provides medical management and cost containment services to employers.
GVH Participacoes e Empreedimientos Ltda.	Brazil		The company acts as a holding company.
Insurance Intermediaries, Inc.	Ohio		The company is an insurance agency and provides commercial property and casualty brokerage services.
Life REO Holdings, LLC	Ohio		The company serves as a holding company for foreclosure entities.
Lone Star General Agency, Inc.	Texas		The company acts as general agent to market automobile and motorcycle insurance for Colonial County Mutual Insurance Company.
Morely & Associates, Inc. (f.k.a. Gartmore Morley & Associates, Inc.)	Oregon		The company brokers or places book-value maintenance agreements (wrap contracts) and guarantee investment contracts for collective investment trusts and accounts.
Morley Financial Services, Inc. (f.k.a. Gartmore Morley Financial Services, Inc.)	Oregon		The company is a holding company.
Mullen TBG Insurance Agency Services, LLC	Delaware		The company is a joint venture between TBG Insurance Services Corporation and MC Insurance Agency Services LLC. The Company provides financial products and services to executive plan participants.
National Casualty Company	Wisconsin		The company underwrites various property and casualty coverage, as well as individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England
This is a limited liability company organized for profit under the Companies Act of 1948 of England for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds.  This company is currently inactive.

Nationwide Advantage Mortgage Company*	Iowa		The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America*	Ohio		The company provides property and casualty insurance products.
Nationwide Agribusiness Insurance Company	Iowa		The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio		The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management Holdings	England and Wales		The company operates as a holding company.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Global Asset Management, Inc. (f.k.a. Gartmore Global Asset Management , Inc.)	Delaware		The company operates as a holding company.
Nationwide Assurance Company	Wisconsin		The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank
This is a federal savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending agency custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan act of 1933.

Nationwide Better Health, Inc.	Ohio		The company is a holding company for the health and productivity operations of Nationwide.
Nationwide Cash Management Company*	Ohio		The company buys and sells investment securities of a short-term nature as the agent for other Nationwide corporations, foundations, and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio		The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio		The company acts primarily as a holding company for entities affiliated with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.
Nationwide Document Solutions, Inc. (f.k.a. ALLIED Document Solutions, Inc.)	Iowa		The company provides general printing services to its affiliated companies as well as to certain unaffiliated companies.
Nationwide Emerging Managers, LLC (f.k.a. Gartmore Emerging Managers, LLC)	Delaware		The company acquires and holds interests in registered investment advisors and provides investment management services.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio		The company's purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio		The company is an administrator of structured settlements.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware		The company is an insurance agency.
Nationwide Financial Institution Distributors Insurance Agency, Inc. of Massachusetts	Massachusetts		The company is an insurance agency.
Nationwide Financial Institution Distributors Insurance Agency, Inc. of New Mexico	New Mexico		The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware		The trust's sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware		The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute long-term savings and retirement products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Financial Sp. Zo.o	Poland		The company is currently inactive.
Nationwide Financial Structured Products, LLC	Ohio		The company captures and reports the results of the structured products business unit.
Nationwide Foundation*	Ohio		The company contributes to non-profit activities and projects.
Nationwide General Insurance Company	Ohio		The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Finance, LLC	Ohio		The company acts as a support company for Nationwide Global Holdings, Inc. in its international capitalization efforts.
Nationwide Global Funds	Luxembourg		This company issues shares of mutual funds.
Nationwide Global Holdings, Inc.	Ohio		The company is a holding company for the international operations of Nationwide.
Nationwide Global Ventures, Inc. (f.k.a. Gartmore Global Ventures, Inc.)	Delaware		The company acts as a holding company.
Nationwide Indemnity Company*	Ohio		The company is involved in the reinsurance business by assuming business from Nationwide Mutual Insurance Company and other insurers within the Nationwide Insurance organization.
Nationwide Insurance Company of America	Wisconsin		The company underwrites general property and casualty insurance.
Nationwide Insurance Company of Florida*	Ohio		The company transacts general insurance business except life insurance.
Nationwide International Underwriters	California		The company is a special risk, excess and surplus lines underwriting manager.
Nationwide Investment Advisors, LLC	Ohio		The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma		This is a limited purpose broker-dealer and acts as an investment advisor.
Nationwide Life and Annuity Company of America**	Delaware		The company provides individual life insurance products.
Nationwide Life and Annuity Insurance Company**	Ohio		The company engages in underwriting life insurance and granting, purchasing, and disposing of annuities.
Nationwide Life Insurance Company*	Ohio		The company provides individual life insurance, group life and health insurance, fixed and variable annuity products, and other life insurance products.
Nationwide Life Insurance Company of America*	Pennsylvania		The company provides individual life insurance and group annuity products.
Nationwide Life Insurance Company of Delaware*	Delaware		The company insures against personal injury, disability or death resulting from traveling, sickness or other general accidents, and every type of insurance appertaining thereto.
Nationwide Lloyds	Texas		The company markets commercial and residential property insurance in Texas.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Management Systems, Inc.	Ohio		The company offers a preferred provider organization and other related products and services.
Nationwide Mutual Capital, LLC	Ohio		The company acts as a private equity fund investing in companies for investment purposes and to create strategic opportunities for Nationwide.
Nationwide Mutual Capital I, LLC*	Delaware		The business of the company is to achieve long term capital appreciation through a portfolio of primarily domestic equity investments in financial service and related companies.
Nationwide Mutual Fire Insurance Company	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio		The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio		The company invests in private equity funds.
Nationwide Properties, Ltd.	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investments.
Nationwide Property and Casualty Insurance Company	Ohio		The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio		The company provides alarm systems and security guard services.
Nationwide Provident Holding Company*	Pennsylvania		The company is a holding company for non-insurance subsidiaries.
Nationwide Realty Investors, Ltd.*	Ohio		The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Retirement Solutions, Inc.*	Delaware		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio		The company provides retirement products, marketing and education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas		The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Insurance Agency, Inc.	Massachusetts		The company markets and administers deferred compensation plans for public employees.
Nationwide Sales Solutions, Inc.	Iowa		The company engages in direct marketing of property and casualty insurance products.
Nationwide Securities, Inc.*	Ohio		The company is a registered broker-dealer and provides investment management and administrative services.
Nationwide Separate Accounts, LLC (f.k.a. Gartmore Separate Accounts, LLC)	Delaware		The company acts as a registered investment advisor.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Nationwide Services Company, LLC	Ohio		The company performs shared services functions for the Nationwide organization.
Nationwide Services For You, LLC	Ohio		The company provides consumer services that are related to the business of insurance, including services that help consumers prevent losses and mitigate risks.
Nationwide Services Sp. Zo.o.	Poland		The company is currently inactive.
Newhouse Capital Partners, LLC	Delaware		The company invests in financial services companies that specialize in e-commerce and promote distribution of financial services.
Newhouse Capital Partners II, LLC	Delaware		The company invests in financial services companies that specialize in e-commerce and promote distribution of financial services.
Newhouse Special Situations Fund I, LLC	Delaware
The company owns and manages contributed securities in order to achieve long-term capital appreciation from the contributed securities and through investments in a portfolio of other equity investments in financial service and other related companies.

NF Reinsurance Ltd.*	Bermuda		The company serves as a captive reinsurer for Nationwide Life Insurance Company’s universal life, term life and annuity business.
NFS Distributors, Inc.	Delaware		The company acts primarily as a holding company for Nationwide Financial Services, Inc.'s distribution companies.
NGH UK, Ltd.*	United Kingdom		The company is currently inactive.
NMC CPC WT Investment, LLC	Delaware		The business of the company is to hold and exercise rights in a specific private equity investment.
NorthPointe Capital LLC	Delaware		The company acts as a registered investment advisor.
NWD Investment Management, Inc. (f.k.a. Gartmore Global Investments, Inc.)	Delaware		The company acts as a holding company and provides other business services for the NWD Investments group of companies.
NWD Management & Research Trust (f.k.a. Gartmore Global Asset Management Trust)	Delaware		The company acts as a holding company for the NWD Investments group of companies and as a registered investment advisor.
NWD MGT, LLC (f.k.a. GGI MGT LLC)	Delaware
The company is a passive investment holder in Newhouse Special Situations Fund I, LLC for the purpose of allocation of earnings to the NWD Investments management team as it relates to the ownership and management of Newhouse Special Situations Fund I, LLC.

Pension Associates, Inc.	Wisconsin		The company provides pension plan administration and record keeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa		This company is an insurance agency.
Provestco, Inc.	Delaware		The company serves as a general partner in certain real estate limited partnerships invested in by Nationwide Life Insurance Company of America.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
Quick Sure Auto Agency, Inc.	Texas		The company is an insurance agency and operates as an employee agent "storefront" for Titan Insurance Services.
RCMD Financial Services, Inc.	Delaware		The company is a holding company.
Registered Investment Advisors Services, Inc.	Texas		The company facilitates third-party money management services for plan providers.
Retention Alternatives, Ltd.*	Bermuda		The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview Alternative Investment Advisors, LLC (f.k.a. Gartmore Riverview, LLC)	Delaware		The company provides investment management services to a limited number of institutional investors.
Riverview Alternative Investment Advisors II LLC (f.k.a. Gartmore riverview II, LLC)	Delaware		The company is a holding company.
Riverview International Group, Inc.	Delaware		The company is a holding company.
RP&C International, Inc.	Ohio		The company is an investment-banking firm that provides specialist advisory services and innovative financial solutions to public and private companies internationally.
Scottsdale Indemnity Company	Ohio		The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio		The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona		The company provides excess and surplus lines coverage on a non-admitted basis.
TBG Advisory Services Corporation (d.b.a. TBG Advisors)	California		The company is an investment advisor.
TBG Aviation, LLC	California		The company holds an investment in a leased airplane and maintains an operating agreement with Flight Options.
TBG Danco Insurance Services Corporation	California		The corporation provides life insurance and individual executive estate planning.
TBG Financial & Insurance Services Corporation*	California
The company consults with corporate clients and financial institutions on the development and implementation of proprietary and/or private placement insurance products for the financing of executive benefit programs and individual executive's estate planning requirements.  As a broker dealer, TBG Financial & Insurance Services Corporation provides access to institutional insurance investment products.

TBG Financial & Insurance Services Corporation of Hawaii	Hawaii		The corporation consults with corporate clients and financial institutions on the development and implementation of proprietary, private placement and institutional insurance products.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
TBG Insurance Services Corporation*	Delaware		The company markets and administers executive benefit plans.
THI Holdings (Delaware), Inc.*	Delaware		The company acts as a holding company for subsidiaries of the Nationwide group of companies.
Titan Auto Agency, Inc. (d.b.a. Arlans Agency)	Michigan		The company is an insurance agency that primarily sells non-standard automobile insurance for Titan Insurance Company in Michigan.
Titan Auto Insurance of New Mexico, Inc.	New Mexico		The company is an insurance agency that operates employee agent storefronts.
Titan Holdings Service Corporation	Texas		The company is currently inactive.
Titan Indemnity Company	Texas		The company is a multi-line insurance company and is operating primarily as a property and casualty insurance company.
Titan Insurance Company	Michigan		This is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas		The company is a Texas grandfathered managing general agency.
Titan National Auto Call Center, Inc.	Texas		The company is licensed as an insurance agency that operates as an employee agent "call center" for Titan Indemnity Company.
Union Bond & Trust Company (f.k.a. Gartmore Trust Company)	Oregon		The company is an Oregon state bank with trust powers.
Veterinary Pet Insurance Company*	California		The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana		The company is a property and casualty insurance company.
Victoria Financial Corporation	Delaware		The company acts as a holding company specifically for holding insurance companies of Victoria group of companies.
Victoria Fire & Casualty Company	Ohio		The company is a property and casualty insurance company.
Victoria Insurance Agency, Inc.	Ohio		The company is an insurance agency that acts as a broker for independent agents appointed with the Victoria companies in the State of Ohio.
Victoria National Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio		The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio		The company is a property and casualty insurance company.
Vida Seguradora SA	Brazil		The company operates as a licensed insurance company in the categories of life and unrestricted private pension plan in Brazil.

COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
VPI Services, Inc.	California		The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Washington Square Administrative Services, Inc.	Pennsylvania		The company provides administrative services to Nationwide Life and Annuity Company of America.
Western Heritage Insurance Company	Arizona		The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas		The company acts as a holding company for the Titan group of agencies.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida		The company is an insurance agency and operates as an employee agent storefront for Titan Indemnity Company in Florida.

	COMPANY	STATE/COUNTRY OF ORGANIZATION	NO. VOTING SECURITIES (see attached chart unless otherwise indicated)	PRINCIPAL BUSINESS
*	MFS Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Multi-Flex Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-A	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-B	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-C	Ohio		Issuer of Annuity Contracts
*	Nationwide VA Separate Account-D	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-II	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-3	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-4	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-5	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-6	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-7	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-8	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-9	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-10	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-11	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-12	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-13	Ohio		Issuer of Annuity Contracts
*	Nationwide Variable Account-14	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-15	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-16	Ohio		Issuer of Annuity Contracts
	Nationwide Variable Account-17	Ohio		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account 1	Pennsylvania		Issuer of Annuity Contracts
*	Nationwide Provident VA Separate Account A	Delaware		Issuer of Annuity Contracts
	Nationwide VL Separate Account-A	Ohio		Issuer of Life Insurance Policies
	Nationwide VL Separate Account-B	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-C	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-D	Ohio		Issuer of Life Insurance Policies
*	Nationwide VL Separate Account-G	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-2	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-3	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-4	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-5	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-6	Ohio		Issuer of Life Insurance Policies
*	Nationwide VLI Separate Account-7	Ohio		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account 1	Pennsylvania		Issuer of Life Insurance Policies
*	Nationwide Provident VLI Separate Account A	Delaware		Issuer of Life Insurance Policies

Item 29.	Indemnification

Ohio's General Corporation Law expressly authorizes and Nationwide’s Amended and Restated Code of Regulations provides for indemnification by Nationwide of any person who, because such person is or was a director, officer or employee of Nationwide was or is a party; or is threatened to be made a party to:

o	any threatened, pending or completed civil action, suit or proceeding;

o	any threatened, pending or completed criminal action, suit or proceeding;

o	any threatened, pending or completed administrative action or proceeding;

o	any threatened, pending or completed investigative action or proceeding; ,

The indemnification will be for actual and reasonable expenses, including attorney's fees, judgments, fines and amounts paid in settlement by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the Ohio's General Corporation Law.

Nationwide has been informed that in the opinion of the Securities and Exchange Commission the indemnification of directors, officers or persons controlling Nationwide for liabilities arising under the Securities Act of 1933 ("Act") is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act. Nationwide and the directors, officers and/or controlling persons will be governed by the final adjudication of such issue.  Nationwide will not be required to seek the court’s determination if, in the opinion of Nationwide’s counsel, the matter has been settled by controlling precedent.

However, the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is permitted.

Item 30.          Principal Underwriter

(a)	Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for the following separate investment accounts of Nationwide or its affiliates:

Multi-Flex Variable Account	Nationwide VL Separate Account-C
Nationwide Variable Account	Nationwide VL Separate Account-D
Nationwide Variable Account-II	Nationwide VL Separate Account-G
Nationwide Variable Account-4	Nationwide VLI Separate Account-2
Nationwide Variable Account-5	Nationwide VLI Separate Account-3
Nationwide Variable Account-6	Nationwide VLI Separate Account-4
Nationwide Variable Account-7	Nationwide VLI Separate Account-6
Nationwide Variable Account-8	Nationwide VLI Separate Account-7
Nationwide Variable Account-9
Nationwide Variable Account-10
Nationwide Variable Account-11
Nationwide Variable Account-13
Nationwide Variable Account-14
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C

(b)	Directors and Officers of NISC:
President	Keith J. Kelly
Senior Vice President, Treasurer and Director	James D. Benson.
Vice President	Karen R. Colvin
Vice President	Scott A. Englehart
Vice President	Charles E. Riley
Vice President	Trey Rouse
Vice President and Assistant Secretary	Thomas E. Barnes
Vice President-Chief Compliance Officer	James J. Rabenstine
Associate Vice President and Secretary	Glenn W. Soden
Assistant Treasurer	Terry C. Smetzer
Director	John Laughlin Carter
Director	Keith I. Millner

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:
One Nationwide Plaza, Columbus, Ohio 43215

(c)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 31.          Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life and Annuity Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 32.          Management Services

Not Applicable.

Item 33.	Fee Representation

Nationwide represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VL SEPARATE ACCOUNT-G, certifies that it has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 16th day of July, 2007.

NATIONWIDE VL SEPARATE ACCOUNT-G
(Registrant)

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
(Depositor)

By: /S/ TIMOTHY D. CRAWFORD
Timothy D. Crawford

As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on this 16th day of July, 2007.

W. G. JURGENSEN
W. G. Jurgensen, Director and Chief Executive Officer
ARDEN L. SHISLER
Arden L. Shisler, Chairman of the Board
JOSEPH A. ALUTTO
Joseph A. Alutto, Director
JAMES G. BROCKSMITH, JR.
James G. Brocksmith, Jr., Director
KEITH W. ECKEL
Keith W. Eckel, Director
LYDIA M. MARSHALL
Lydia M. Marshall, Director
DONALD L. MCWHORTER
Donald L. McWhorter, Director
MARTHA MILLER DE LOMBERA
Martha Miller de Lombera, Director
DAVID O. MILLER
David O. Miller, Director
JAMES F. PATTERSON
James F. Patterson, Director
GERALD D. PROTHRO
Gerald D. Prothro, Director
ALEX SHUMATE
Alex Shumate, Director
By /s/ TIMOTHY D. CRAWFORD
Timothy D. Crawford
Attorney-in-Fact